Corning 2006 Annual Report & 2007 Proxy Statement



Possibilities
made
real
CORNING

INVESTING IN OUR FUTURE:

We achieved important milestones in all of our growth initiatives this year. These developments show that our investments are firmly focused on the future and on what we do best — creating and making keystone components that enable high-technology systems. Here are a few examples:

In display, we began supplying commercial quantities of Generation 8 LCD substrates and became the lead supplier to a major panel maker. We introduced EAGLE XG™, a new LCD glass composition that is free of all heavy metals. It has been well-accepted by our customers who value environmentally responsible manufacturing. We were also the first company to announce plans to build an LCD finishing plant in China. We broke ground on that facility in Beijing in November.

In environmental, our diesel emissions-control products are making inroads in both the heavy-duty and light-duty markets. In heavy-duty, we have commitments from more than half of the U.S. engine makers to supply their emissions-control products. The manufacturing capacity is in place to meet the ramp-up of that demand, which is likely to happen later in 2007. In light-duty diesel, product development is on track, and our advanced cordierite products continue to advance against the incumbent silicon carbide technology.

In telecommunications, we're encouraged by Verizon's fiber-to-the-premises plans to extend their network to 3 million additional homes every year through 2010. We're also seeing broader industry interest in optical networks that can carry robust video downloads and high-speed data direct to the home. Our innovative cable, hardware and equipment products help make installation easier and more cost-efficient for network providers, so we expect to remain a leader in this market.

In life sciences, we launched the Epic® system, a technology that can enable a pharmaceutical researcher to test up to 40,000 potential drug compounds in a single day. This system could dramatically reduce the drug discovery cycle which, until now, has often taken as long as 14 years. Early market response has been positive, and we are encouraged by the long-term opportunities it represents for us.

LIVING OUR VALUES:

Again in 2006, we remained true to our Values: Quality, Integrity, Performance, Leadership, Innovation, Independence and The Individual. Our Values are the guiding principles of our culture, and remain a great source of pride among our employees throughout the world.

WHAT'S NEXT?

Because we are committed to growth, we spend a great deal of time and energy on our long-term innovation portfolio. We know that the markets we serve today will mature over time. So, we study global market trends continuously to identify the tough problems that our materials science and process expertise can solve for customers in the future. We are committed to solving more of those problems than ever before.

We've set an ambitious goal: to double our historic rate of new-business creation from two to four per decade. Over the past year, we completed a corporate technology strategy to achieve this goal. And as we create new businesses in a wide variety of markets, we will also help mitigate our inherent volatility as a technology company.

We're optimistic about our early-stage innovation portfolio. We are moving ahead with synthetic green laser technology, which ultimately could enable small mobile devices, such as cell phones, to project larger images. We are exploring chemical microreactor technology, which has the potential to enable significant process innovation and cost reduction for the chemical processing industry.

These possibilities, and many more, make for some exciting years ahead for Corning. Our board and senior management remain committed to sustained investment in research and development, because we know this is the key to doing what we do best — solving problems for our customers through global innovation.

THE YEAR AHEAD

You can expect us to follow a consistent path in 2007.

We will continue to protect our financial health, building on the significant progress we have made over the past year. We intend to generate strong cash flow and maintain negative net debt. We expect to improve our profitability, bolster our ongoing focus on cost reductions, and continue to protect our gross margins. We will invest in the future, developing new growth opportunities in display, ramping up our diesel production, extending our reach in telecommunications, and enabling new methods of discovering life-saving medicines. We will continue to live our Values, just as we always have.

We know that there will be ups and downs in our business. It's always been that way for Corning, and it always will be. That's why we've built our strategy around growth, balance and stability. A sustained focus on this strategy, along with an unwavering commitment to research and development, will keep Corning at the leading edge of specialty glass and ceramics. That's exactly where we intend to be — today, tomorrow, and for the next 150 years.

Sincerely,

James R. Houghton
Chairman

Wendell P. Weeks
President and Chief Executive Officer



James R. Houghton and Wendell P. Weeks

TRANSITIONS

Two years ago, Wendell P. Weeks assumed my responsibilities as chief executive officer of Corning Incorporated. At the same time, Peter F. Volanakis succeeded Wendell as the company's chief operating officer.

In January, I announced that we would complete the leadership transition that we began in 2005. Effective April 26, 2007, the day of our Annual Shareholders Meeting, the Board of Directors will elect Wendell to become the company's chairman, in addition to his responsibilities as CEO. Peter will assume the role of president, in addition to his role as COO.

I have been delighted with the company's achievements since Wendell and Peter took over as CEO and COO two years ago. With the full support and engagement of the rest of the Management Committee and our entire leadership team, they have led the company's recovery. They have insisted that Corning always remain true to its Values. The outstanding 2006 performance outlined in this report is clear evidence of the sound strategy that these leaders have put into place — a strategy that will continue to serve the company and its stakeholders well for many years.

Thank you very much for all your support since I returned to my active role at Corning in 2002. As we complete this leadership transition, you may be assured that Corning remains in extremely capable hands, with the entire organization working toward another 150 years of innovation and independence.

James R. Houghton

FINANCIAL HIGHLIGHTS:

In millions, except per share amounts

	2006	2005	2004	2003	2002
Net sales	$ 5,174	$ 4,579	$ 3,854	$ 3,090	$ 3,164
Income (loss) from continuing operations	1,855	585	(2,251)	(280)	(1,780)
Income from discontinued operations	—	—	20	—	478
Net income (loss)	$ 1,855	$ 585	$ (2,231)	$ (280)	$(1,302)
Income (loss) available to common shareholders*	$ 1,855	$ 585	$ (2,231)	$ (280)	$(1,430)
Diluted earnings (loss) per common share					
Continuing operations	$ 1.16	$ 0.38	$ (1.62)	$ (0.22)	$ (1.85)
Discontinued operations	—	—	0.01	—	0.46
Net income (loss) per common share	$ 1.16	$ 0.38	$ (1.61)	$ (0.22)	$ (1.39)

** Net of preferred dividend requirements for Series C mandatory convertible preferred stock.*

Table of Contents

Corning Incorporated
2007 Proxy Statement and 2006 Annual Report
Index

Notice of 2007
Annual Meeting of Shareholders
and Proxy Statement

CORNING

Notice of 2007
Annual Meeting of Shareholders
and Proxy Statement

Notice of Annual Meeting

To Shareholders of Corning Incorporated:

You are cordially invited to attend the Annual Meeting of Corning Incorporated which will be **held in The Corning Museum of Glass Auditorium, Corning, New York, on Thursday, April 26, 2007 at 11:00 o'clock a.m. Eastern Standard Time**. The principal business of the meeting will be:

(1) To elect five Directors for three year terms;

(2) To ratify the appointment of PricewaterhouseCoopers LLP as Corning's independent auditors for the fiscal year ending December 31, 2007;

(3) To consider a Shareholder Proposal described on page 53 in the accompanying Proxy Statement, if presented at the meeting; and

(4) To transact such other business as may properly come before the meeting.

Your vote is important to us. Please vote by one of the following methods whether or not you plan to attend the meeting:

- Via the internet.
- By telephone.
- By returning the enclosed proxy card (see instructions on proxy card).

By order of the Board of Directors.

Denise A. Hauselt
Secretary and Assistant General Counsel

Corning Incorporated
One Riverfront Plaza
Corning, New York 14831

February 26, 2007

About the Meeting

Why Did You Send Me This Proxy Statement?

We sent you this proxy statement and the enclosed proxy card because our Board of Directors is soliciting your proxy to vote at the 2007 Annual Meeting of Shareholders. This proxy statement summarizes information concerning the matters to be presented at the meeting and related information that will help you make an informed vote at the meeting. This proxy statement and the accompanying proxy card are first being mailed to shareholders on or about March 13, 2007.

When Is The Annual Meeting?

The annual meeting will be held on Thursday, April 26, 2007, at 11:00 a.m., EST, at The Corning Museum of Glass Auditorium, Corning, New York.

What Am I Voting On?

At the annual meeting, you will be voting:

- To elect five directors for three year terms;
- To ratify the appointment of PricewaterhouseCoopers LLP as our independent auditors for the fiscal year ending December 31, 2007;
- To consider a Shareholder Proposal described on page 53 of the Proxy Statement, if presented at the meeting; and
- Any other matter, if any, as may properly come before the meeting and any adjournment or postponement of the annual meeting.

How Do You Recommend That I Vote On These Items?

The Board of Directors recommends that you vote **FOR** each of the director nominees, **FOR** the ratification of the Board's appointment of PricewaterhouseCoopers LLP as our independent auditors for the fiscal year ending December 31, 2007 and **AGAINST** the Shareholder Proposal.

Who Is Entitled To Vote?

You may vote if you owned our common shares as of the close of business on February 26, 2007, the record date for the annual meeting.

How Many Votes Do I Have?

You are entitled to one vote for each common share you own. As of the close of business on February 7, 2007, we had 1,569,697,474 common shares outstanding. The shares held in our treasury are not considered outstanding and will not be voted or considered present at the meeting.

How Do I Vote By Proxy Before The Meeting?

Before the meeting, registered shareholders may vote shares in one of the following three ways:

- By Internet at **www.computershare.com/expressvote**.
- By Telephone (from the United States and Canada only) at **1(800) 652-VOTE (8683)**.
- By mail by completing, signing, dating and returning the enclosed proxy card in the postage paid envelope provided.

Please refer to the proxy card for further instructions on voting via the Internet and by Telephone.

Please use only one of the three ways to vote.

Please follow the directions on your proxy card carefully. If you hold shares in the name of a broker, your ability to vote those shares by Telephone or via the Internet depends on the voting procedures used by your broker, as explained below under the question "How Do I Vote If My Broker Holds My Shares In "Street Name"?" The New York Business Corporation Law provides that a shareholder may appoint a proxy by electronic transmission, so we believe that the Telephone and Internet voting procedures available to shareholders are valid and consistent with the requirements of applicable law.

May I Vote My Shares In Person At The Meeting?

Yes. You may vote your shares at the meeting if you attend in person, even if you previously submitted a proxy card or voted by Internet or Telephone. Whether or not you plan to attend the meeting, however, we encourage you to vote your shares by proxy *before* the meeting.

May I Change My Mind After I Vote?

Yes. You may change your vote or revoke your proxy at any time before the polls close at the meeting. You may change your vote by:

- signing another proxy card with a later date and returning it to Corning's Corporate Secretary at One Riverfront Plaza, Corning, NY 14831, prior to the meeting;
- voting again by Telephone or via the Internet prior to the meeting; or
- voting again at the meeting.

You also may revoke your proxy prior to the meeting without submitting any new vote by sending a written notice that you are withdrawing your vote to our Corporate Secretary at the address listed above.

What Shares Are Included On My Proxy Card?

Your proxy card includes shares held in your own name and shares held in any Corning plan. You may vote these shares by Internet, Telephone or mail, all as described on the enclosed proxy card.

How Do I Vote If I Participate In The Corning Investment Plan?

If you hold shares in the Corning Investment Plan, which includes shares held in the Corning Stock Fund in the 401(k) plan, these shares have been added to your other holdings on your proxy card. Your completed proxy card serves as voting instructions to the trustee of the plan. You may direct the trustee how to vote your plan shares by submitting your proxy vote for those shares, along with the rest of your shares, by Internet, Telephone or mail, all as described on the enclosed proxy card. If you do not instruct the trustee how to vote, your plan shares will be voted by the trustee in the same proportion that it votes shares in other plan accounts for which it did receive timely voting instructions.

How Do I Vote If My Broker Holds My Shares In "Street Name"?

If your shares are held in a brokerage account in the name of your bank or broker (this is called "street name"), those shares are not included in the total number of shares listed as owned by you on the enclosed proxy card. Instead, your bank or broker will send you directions on how to vote those shares.

Will My Shares Held In Street Name Be Voted If I Do Not Provide My Proxy?

If your shares are held in the name of a brokerage firm, your shares might be voted even if you do not provide the brokerage firm with voting instructions. Under the current rules of the New York Stock Exchange, on certain "routine" matters, brokerage firms have the discretionary authority to vote shares for which their customers do not provide voting instructions. The election of directors and the proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent auditors are considered routine matters for this purpose, assuming that no contest arises as to any of these matters. The shareholder proposal is not considered a routine matter and your bank or broker will not be permitted to vote your shares unless proper voting instructions are received from you.

What If I Return My Proxy Card Or Vote By Internet Or Phone But Do Not Specify How I Want To Vote?

If you sign and return your proxy card or complete the Internet or Telephone voting procedures, but do not specify how you want to vote your shares, we will vote them as follows:

- **FOR** the election of each of the director nominees.
- **FOR** the approval ratifying the appointment of PricewaterhouseCoopers LLP as our independent auditors for the fiscal year ending December 31, 2007.
- **AGAINST** the shareholder proposal.

If you participate in the Corning Investment Plan and do not submit timely voting instructions, the trustee of the plan will vote the shares in your plan account in the same proportion that it votes shares in other plan accounts for which it did receive timely voting instructions, as explained above under the question "How Do I Vote If I Participate In The Corning Investment Plan?"

What Does It Mean If I Receive More Than One Proxy Card?

If you received more than one proxy card, you have multiple accounts with your brokers or our transfer agent. Please vote all of these shares. We recommend that you contact your broker or our transfer agent to consolidate as many accounts as possible under the same name and address. You may contact our transfer agent, Computershare Investor Services, LLC, at 1-800-255-0461.

Who May Attend The Meeting?

The annual meeting is open to all holders of our common shares. To attend the meeting, you will need to register upon arrival. We also may check for your name on our shareholders' list and ask you to produce valid identification. If your shares are held in street name by your broker or bank, you should bring your most recent brokerage account statement or other evidence of your share ownership. If we cannot verify that you own Corning shares, it is possible that you may not be admitted to the meeting.

May Shareholders Ask Questions At The Meeting?

Yes. Our representatives will answer your questions of general interest at the end of the meeting. In order to give a greater number of shareholders the opportunity to ask questions, we may impose certain procedural requirements, such as limiting repetitive or follow-up questions.

How Many Shares Must Be Present To Hold The Meeting?

In order for us to conduct our meeting, a majority of our outstanding common shares as of February 26, 2007, must be present in person or by proxy at the meeting. This is called a quorum. Your shares are counted as present at the meeting if you attend the meeting and vote in person or if you properly return a proxy by Internet, Telephone or mail.

How Many Votes Are Needed To Elect Directors?

The director nominees receiving the highest number of "FOR" votes will be elected as directors. This number is called a plurality. Consequently, shares that are not voted, because you marked your proxy card to withhold authority for all or some nominees, or because you did not complete and return your proxy card, will have no impact on the election of directors.

How Many Votes Are Needed To Ratify The Appointment Of PricewaterhouseCoopers LLP As Our Independent Auditors?

Shareholder approval for the appointment of our independent auditors is not required, but the Audit Committee and the Board are submitting the selection of PricewaterhouseCoopers LLP for ratification in order to obtain the views of our shareholders. The ratification of the appointment of PricewaterhouseCoopers LLP as Corning's independent auditors requires the affirmative vote of a majority of the shares present at the meeting in person or by proxy and entitled to vote. If the appointment of PricewaterhouseCoopers LLP is not ratified, the Audit Committee will consider the shareholders views in the future selection of Corning's auditors.

How Many Votes Are Needed To Approve The Adoption Of The Shareholder Proposal?

Approval of the Shareholder Proposal, if properly presented at the meeting, requires the affirmative vote of a majority of the shares present at the meeting in person or by proxy and entitled to vote.

What Is A "Broker Non-Vote"?

If you own shares through a bank or broker in street name, you may instruct your bank or broker how to vote your shares. A "broker non-vote" occurs when you fail to provide your bank or broker with voting instructions and the bank or broker does not have the discretionary authority to vote your shares on a particular proposal because the proposal is not a routine matter under the New York Stock Exchange rules. As explained above under the question "Will My Shares Held In Street Name Be Voted If I Do Not Provide My Proxy?", Proposal 1 (election of directors) and Proposal 2 (ratification of the appointment of our independent auditors) are considered routine matters under the current New York Stock Exchange rules, so your bank or broker will have discretionary authority to vote your shares held in street name on those items. Proposal 3 (the shareholder proposal) is not considered a routine matter, so your bank or broker will not have discretionary authority to vote your shares held in street name on that item. A broker non-vote may also occur if your broker fails to vote your shares for any reason.

How Will Broker Non-Votes Be Treated?

Broker non-votes will be treated as shares present for quorum purposes, but not entitled to vote, so they will have no effect on the outcome of any proposal.

How Will Abstentions Be Treated?

Abstentions will be treated as shares present for quorum purposes and entitled to vote, so they will have the effect as votes against a proposal.

How Will Voting On "Any Other Business" Be Conducted?

We have not received proper notice of, and are not aware of, any business to be transacted at the meeting other than as indicated in this proxy statement. If any other item or proposal properly comes before the meeting, the proxies received will be voted on those matters in accordance with the discretion of the proxy holders.

Who Pays For The Solicitation Of Proxies?

Our Board of Directors is making this solicitation of proxies on our behalf. We will pay the costs of the solicitation, including the costs for preparing, printing and mailing this proxy statement. We have hired Georgeson Shareholder Communications, Inc. to assist us in soliciting proxies. It may do so by telephone, in person or by other electronic communications. We anticipate paying Georgeson a fee of $14,000 plus expenses for these services. We also will reimburse brokers, nominees and fiduciaries for their costs in sending proxies and proxy materials to our shareholders so you can vote your shares. Our directors, officers and regular employees may supplement Georgeson's proxy solicitation efforts by contacting you by telephone or electronic communication or in person. We will not pay directors, officers or other regular employees any additional compensation for their proxy solicitation efforts.

How Can I Find The Voting Results Of The Meeting?

We will include the voting results in our Form 10-Q for the quarter ending June 30, 2007, which we expect to file with the Securities and Exchange Commission (SEC) on or before August 9, 2007.

How Do I Submit A Shareholder Proposal For, Or Nominate A Director For Election At Next Year's Annual Meeting?

If you wish to submit a proposal to be included in our proxy statement for our 2008 Annual Meeting of Shareholders, we must receive it at our principal office on or before November 16, 2007. Please address your proposal to: Corporate Secretary, Corning Incorporated, One Riverfront Plaza, Corning, New York 14831.

We will not be required to include in our proxy statement a shareholder proposal that is received after that date or that otherwise does not meet the requirements for shareholder proposals established by the SEC or set forth in our bylaws.

If you miss the deadline for including a proposal in our printed proxy statement, or would like to nominate a director or bring other business before the 2008 Annual Meeting of Shareholders, under our current bylaws (which are subject to amendment at any time), you must notify our Corporate Secretary in writing not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting. If the meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, then the notice shall be received no earlier than 120 days or later than 90 days prior to such annual meeting or the tenth day after public announcement is made with respect to the meeting. For our 2008 Annual Meeting of Shareholders, we must receive notice on or after December 28, 2007, and on or before January 27, 2008.

Can I Receive Electronic Delivery of Proxy Materials And Annual Reports?

Yes. This Proxy Statement and Corning's 2006 Annual Report are available on Corning's website at **www.corning.com**. Instead of receiving paper copies of next year's Proxy Statement and Annual Report in the mail, shareholders can elect to receive an e-mail message that will provide a link to these documents on the website. By opting to access your proxy materials online, you will save us the cost of producing and mailing documents to you, reduce the amount of mail you receive and help preserve environmental resources. Corning's shareholders who have enrolled in the electronic proxy delivery service previously will receive their materials online this year. Shareholders of record may enroll in the electronic proxy and Annual Report access service for future annual meetings by registering online at **www.computershare.com**. Beneficial or "street name" shareholders who wish to enroll in electronic access service may do so at **www.icsdelivery.com**.

Are You "Householding" For Shareholders Sharing The Same Address?

Yes. The SEC's rules regarding the delivery to shareholders of proxy statements, annual reports, prospectuses and information statements permit us to deliver a single copy of these documents to an address shared by two or more of our shareholders. This method of delivery is referred to as "householding," and can significantly reduce our printing and mailing costs. It also reduces the volume of mail you receive. This year, we are delivering only one proxy statement and 2006 Annual Report to multiple shareholders sharing an address, unless we receive instructions to the contrary from one or more of the shareholders. We will still be required, however, to send you and each other shareholder at your address an individual proxy voting card. If you nevertheless would like to receive more than one copy of this proxy statement and our 2006 Annual Report, we will promptly send you additional copies upon written or oral request directed to our transfer agent, Computershare Investor Services, LLC, toll free at 1-800-255-0461. The same phone number may be used to notify us that you wish to receive a separate annual report or proxy statement in the future, or to request delivery of a single copy of an annual report or proxy statement if you are receiving multiple copies.

PROPOSAL 1—Election of Directors

Corning's Board of Directors is divided into three classes. Except for Mr. Cummings, each of the nominees for the office of director, Messrs Sit, Smithburg, Tookes and Weeks were elected by Corning's security holders on April 29, 2004. The terms of Messrs Sit, Smithburg, Tookes and Weeks expire this year. Mr. Cummings was appointed by Corning's Board of Directors on October 3, 2006, and is standing for election for the first time. Mr. Knowles, whose term expires this year is retiring in accordance with Corning's Corporate Governance Guidelines and as such will not be standing for re-election. Each of the nominees has consented to being named in this proxy statement and to serve as a director if elected. If a nominee is not able to serve, proxy holders will vote your shares for the substitute nominee, unless you have withheld authority. No nominee now owns beneficially any of the securities (other than directors' qualifying shares) of any of Corning's subsidiary companies. We have included below certain information about the nominees for election as directors and the directors who will continue in office after the Annual Meeting.

Nominees for Election as Directors

Nominees for Election For Terms Expiring in 2010



Robert F. Cummings, Jr.
Senior Managing Director
GSC Group, Inc.

Mr. Cummings joined GSC Group, Inc. in 2002 where he is a Senior Managing Director. He began his business career in the investment banking division of Goldman, Sachs & Co. in 1973, and was a partner of the firm from 1986 until his retirement in 1998. He served as an Advisory Director at Goldman Sachs until 2002. Mr. Cummings is a director of ATSI Holdings, GSC Capital Corp, Precision Partners Inc, R.R. Donnelley and Sons Co., Viasystems Group Inc. and a member of the board of trustees of Union College. Director since 2006. Age 57.



Eugene C. Sit
Chairman—Chief Executive Officer and Chief Investment Officer
Sit Investment Associates, Inc.

Mr. Sit is a Chartered Financial Analyst and a Certified Public Accountant. He founded Sit Investment Associates (SIA) in 1981, and his prior business experience included serving as the Chief Executive Officer and Chief Investment Officer for American Express Financial Advisors Inc., formerly known as IDS Advisory. He has been actively involved as a trustee and officer in several educational, professional and community organizations, and he currently serves as Chairman and Director of the Minnesotans' Military Appreciation Fund, Inc., is on the Honorary Council of The Minnesota Historical Society, and is a member of the Advisory Council of the Carlson School of Management, International Programs, and is on the Dean's Board of Visitors for the Medical School of the University of Minnesota. Mr. Sit currently serves as a director of Smurfit-Stone Container Corporation, and as chairman and director for the various companies of SIA. Director since 2004. Age 68.



William D. Smithburg
Retired Chairman, President and Chief Executive Officer
The Quaker Oats Company

Mr. Smithburg joined Quaker Oats in 1966, being elected president in 1979, chief executive officer in 1981 and chairman in 1983. He also served as president from November 1990 to January 1993 and from November 1995 to November 1997 when he retired. Mr. Smithburg is a director of Abbott Laboratories, Northern Trust Corporation, and Smurfit-Stone Container Corporation. Director since 1987. Age 68.



Hansel E. Tookes II
Retired Chairman and Chief Executive Officer
Raytheon Aircraft Company

Mr. Tookes retired from Raytheon Company in December 2002. Since joining Raytheon in 1999 he has served as president of Raytheon International, chairman and chief executive officer of Raytheon Aircraft and executive vice president of Raytheon Company. From 1980 to 1999 Mr. Tookes served United Technologies Corporation as president of Pratt and Whitney's Large Military Engines Group and in a variety of other leadership positions. He is a director of Ryder Systems Inc., BBA Aviation plc, FPL Group, Inc. and Harris Corporation and a member of the National Academies Aeronautics and Space Engineering Board. Director since 2001. Age 59.



Wendell P. Weeks
President and Chief Executive Officer
Corning Incorporated

Mr. Weeks joined Corning in 1983 and was named a vice president and deputy general manager of the Telecommunications Products division in 1995, vice president and general manager—Telecommunications Products in 1996, senior vice president in 1997, senior vice president of Opto-Electronics in 1998, executive vice president of Optical Communications in 1999, president, Corning Optical Communications in 2001, President and Chief Operating Officer in 2002 and to his present position in 2005. Mr. Weeks will become chairman and chief executive officer on April 26, 2007. Mr. Weeks is a director of Merck & Co., Inc. Director since 2000. Age 47.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF THE DIRECTOR NOMINEES.

Directors Continuing in Office

Directors Whose Terms Expire in 2009



James B. Flaws
Vice Chairman and Chief Financial Officer
Corning Incorporated

Mr. Flaws joined Corning in 1973 and served in a variety of controller and business management positions. He was named assistant treasurer in 1993, vice president and controller in 1997, vice president of finance and treasurer later in 1997, senior vice president and chief financial officer in December 1997, executive vice president and chief financial officer in 1999 and to his present position in 2002. Mr. Flaws is a director of Dow Corning Corporation. Director since 2000. Age 58.



James R. Houghton
Chairman
Corning Incorporated

Mr. Houghton joined Corning in 1962. He was elected a vice president of Corning and general manager of the Consumer Products Division in 1968, vice chairman in 1971, chairman of the executive committee and chief strategic officer in 1980 and chairman and chief executive officer in April 1983, retiring in April 1996. Mr. Houghton was the non-executive chairman of the Board of Corning from June 2001 to April 2002. Mr. Houghton came out of retirement in April 2002 when he was elected chairman and chief executive officer. Mr. Houghton retired as our chief executive officer on April 28, 2005 but continued as chairman of the Board. Mr. Houghton will step down as chairman on April 26, 2007, but will continue in his role as a director of Corning. Mr. Houghton is a director of Metropolitan Life Insurance Company and Exxon Mobil Corporation. He is a trustee of the Metropolitan Museum of Art, the Pierpont Morgan Library and the Corning Museum of Glass and a member of the Harvard Corporation. Director since 1969. Age 71.



James J. O'Connor
Retired Chairman of the Board and Chief Executive Officer
Unicom Corporation

Mr. O'Connor joined Commonwealth Edison Company in 1963. He became president in 1977, a director in 1978 and chairman and chief executive officer in 1980. In 1994 he was also named chairman and chief executive officer of Unicom Corporation, which then became the parent company of Commonwealth Edison Company, retiring in 1998. Mr. O'Connor is a director of Smurfit-Stone Container Corporation, UAL Corporation, United Airlines and Armstrong World Industries, Inc. Director since 1984. Age 69.



Deborah D. Rieman
Retired President and Chief Executive Officer
Check Point Software Technologies, Incorporated

Dr. Rieman has more than twenty-five years of experience in the software industry. She currently manages a private investment fund. From 1995 to 1999, she served as president and chief executive officer of Check Point Software Technologies, Incorporated. Dr. Rieman is a director of Keynote Systems, Kintera Inc. and Tumbleweed Communications, Inc. Director since 1999. Age 57.



Peter F. Volanakis
Chief Operating Officer
Corning Incorporated

Mr. Volanakis joined Corning in 1982 and was named managing director, Corning GmbH in 1992, executive vice president of CCS Holding, Inc., formerly known as Siecor Corporation, in 1995, senior vice president of advanced display products in 1997, executive vice president of Display Technologies and Life Sciences in 1999, President, Corning Technologies in 2001 and to his present position in 2005. Mr. Volanakis will become president and chief operating officer on April 26, 2007. Mr. Volanakis is a director of Dow Corning Corporation. Director since 2000. Age 51.

Directors Whose Terms Expire in 2008



John Seely Brown
Retired Chief Scientist
Xerox Corporation

Dr. Brown has served Xerox Corporation since 1978 in various scientific research positions, in 1986 he was elected vice president in charge of advanced research and was director of the Palo Alto Research Center from 1990 to 2000. Dr. Brown was named chief scientist of Xerox in 1992, retiring in 2002. He is currently a Senior Fellow at USC. Dr. Brown is a director of Amazon Inc., Polycom, Inc. and Varian Medical Inc. Director since 1996. Age 66.



Gordon Gund
Chairman and Chief Executive Officer
Gund Investment Corporation

Besides being the Chairman and CEO of Gund Investment Corporation which was founded in 1968, Mr. Gund is co-founder and Chairman of The Foundation Fighting Blindness. The Foundation Fighting Blindness is a national, non-profit organization dedicated to finding the causes, treatments and/or cures for retinitis pigmentosa, age-related macular degeneration, and allied retinal degenerative diseases. He is a director of the Kellogg Company. Director since 1990. Age 67.



John M. Hennessy
Senior Advisor
Credit Suisse First Boston

Mr. Hennessy became managing director of First Boston Corporation in 1974 after serving as Assistant Secretary of the U.S. Treasury (Presidential appointment). In 1989 he was elected chairman of the executive board and group chief executive officer of Credit Suisse First Boston. Mr. Hennessy retired from active employment from Credit Suisse First Boston at the end of 1996 but retains the role of Independent Senior Advisor to the firm. He is on four non-profit boards of directors. Director since 1989. Age 70.



H. Onno Ruding
Retired Vice Chairman
Citicorp and Citibank, N.A.

Dr. Ruding has served private firms and the public (serving as Minister of Finance of The Netherlands from 1982-1989) in various financial positions, serving as a director of Citicorp and Citibank, N.A. from 1990 and 1998, respectively, to September 30, 2003 and vice chairman of Citicorp and Citibank, N.A. from 1992 to September 30, 2003. Dr. Ruding retired from active employment from Citicorp and Citibank, N.A. on September 30, 2003. Dr. Ruding is also a director of Alcan, Holcim, BNG (Bank for the Netherlands Municipalities) and RTL Group, a member of the international advisory committee of Citigroup and a member of UNIAPAC, the Committee for European Monetary Union, the Pontifical Council Justice and Peace, the European Advisory Board of the American-European Community Association, the International Bureau of Fiscal Documentation and the Trilateral Commission. Dr. Ruding is the chairman of the Center for European Policy Studies (CEPS), the chairman of the Netherlands National Museum Palace Het Loo and the chairman of the Advisory Council of the Amsterdam Institute of Finance. Director since 1995. Age 67.



Padmasree Warrior
Executive Vice President and Chief Technology Officer
Motorola, Inc.

Ms. Warrior joined Motorola in 1984, was appointed vice president in 1999 and was elected a corporate officer in 2000. She was corporate vice president and chief technology officer for Motorola's Semiconductor Products Sector, general manager of Thoughtbeam, Inc., a wholly owned subsidiary of Motorola, and corporate vice president and general manager of Motorola's energy systems group. Ms. Warrior is currently the executive vice president and chief technology officer for Motorola, Inc. Director since 2005. Age 45.

Meetings and Committees of The Board

Board Meetings

The Board of Directors held 15 regularly scheduled meetings during 2006. All directors attended at least 75% of these meetings of the Board of Directors. When the number of Board meetings are combined with the number of meetings of the committees on which they serve, all directors attended at least 75% of such meetings.

Board Committees

In addition to an Executive Committee, which acts by delegation, Corning has six standing Board committees: Audit, Compensation, Corporate Relations, Finance, Nominating and Corporate Governance and Pension Committees. Each standing committee's written charter, as adopted by the Board of Directors, is available on Corning's website at ***www.corning.com/inside_corning/corporate_governance/downloads.aspx***. Copies of each of the charters are also attached to this proxy statement as Appendix A, B, C, D, E and F, respectively.

The Audit Committee met 15 times during 2006. The current members of the Audit Committee are Messrs. Smithburg (Chair), Ruding and Tookes and Ms. Rieman. The Audit Committee:

- Assists the Board of Directors in its oversight of (i) the integrity of Corning's financial statements, (ii) the internal auditors performance, and (iii) Corning's compliance with legal and regulatory requirements;
- Meets in executive sessions with the independent auditors, internal auditors and management;
- Approves the appointment of Corning's independent auditors;
- Reviews and discusses with the independent auditors and the internal auditors the effectiveness of Corning's internal control over financial reporting, including disclosure controls;
- Reviews and discusses with management, the independent auditors and the internal auditors the scope of the annual audit;
- Reviews the quarterly and annual financial statements and other reports provided to shareholders with management and the independent auditors;
- Oversees the independent auditors' qualifications, independence and performance;
- Reviews transactions between Corning and related persons that are required to be disclosed in our filings with the SEC; and
- Determines the appropriateness of and approves the fees for audit and permissible non-audit services to be provided by the independent auditors.

The Compensation Committee met six times during 2006. The current members of the Compensation Committee are Messrs. O'Connor (Chair), Brown, Gund and Smithburg. The Compensation Committee:

- Reviews Corning's goals and objectives with respect to executive compensation;
- Evaluates the CEO's performance in light of Corning's goals and objectives;
- Determines and approves compensation for the CEO and other officers of Corning;
- Reviews and approves employment, severance and change in control agreements for the CEO and other officers of Corning;
- Recommends to the Board the compensation arrangements with non-employee directors;

- Administers Corning's equity compensation plans and employee benefit and fringe benefit plans and programs; and

- Makes recommendations to the Board regarding non–equity incentive and equity incentive plans.

Compensation decisions for executives, which include the Named Executive Officers, and the directors are reviewed and approved by the Compensation Committee. The Compensation Committee has strategic and administrative responsibility to compensate key executives effectively and in a manner consistent with our stated compensation strategy. The Compensation Committee has engaged Hewitt Associates, an outside global human resources consulting firm, to conduct an annual review of its total compensation program for executives. Hewitt Associates supports the Committee by providing data regarding market practices and makes recommendations for changes to plan designs and policies that are consistent with the Company's compensation philosophy.

The agenda for meetings of the Compensation Committee is determined by its Chairman with the Executive Vice President and Chief Administrative Officer and the Senior Vice President Global Compensation and Benefits. The Chief Executive Officer and the Executive Vice President and Chief Administrative Officer are invited to attend the Compensation Committee meetings, though they leave the room during discussions and deliberations of individual compensation actions affecting them personally. The Compensation Committee Chairman reports the committee's recommendations on executive compensation to the Board. The Company's Global Compensation and Benefits department supports the Compensation Committee in its duties and, along with the Chief Executive Officer, may be delegated authority to fulfill certain administrative duties regarding the compensation programs. The Compensation Committee has authority under its charter to retain, approve fees for and terminate advisors, consultants and agents as it deems necessary to assist in the fulfillment of its responsibilities. The Compensation Committee reviews the total fees paid to outside consultants by the Company to ensure that the consultant maintains its objectivity and independence when rendering advice to the committee. For more information on the Compensation Committee, see "Compensation Discussion and Analysis" beginning on page 18.

The Corporate Relations Committee met five times during 2006. The current members of the Corporate Relations Committee are Mses. Rieman (Chair) and Warrior and Messrs. Houghton, Knowles and Sit. The Corporate Relations Committee focuses on the areas of employment policy, public policy and community relations in the context of the business strategy of Corning.

The Executive Committee met 10 times during 2006. The current members of the Executive Committee are Messrs. Weeks (Chair), Flaws and Volanakis. All other directors are alternate members of the Executive Committee. The Executive Committee serves primarily as a means of taking action requiring Board approval between regularly scheduled meetings of the Board. The Executive Committee is authorized to act for the full Board on matters other than those specifically reserved by New York law to the Board. In practice, the Executive Committee actions are generally limited to matters such as the authorization of corporate credit facilities, borrowings and pricing of Corning's public offering of securities.

The Finance Committee met 10 times during 2006. The current members of the Finance Committee are Messrs. Hennessy (Chair), Cummings, Flaws, Ruding, Tookes and Volanakis. The Finance Committee:

- Monitors present and future capital requirements of Corning;

- Reviews all material transactions prior to execution;

- Reviews potentials mergers, acquisitions, divestitures and investments in third parties;

- Manages Corning's exposure to financial, economic or hazard risks;

- Monitors Corning's cash management plans and activities;

- Reviews Corning's tax position and strategy;

- Reviews and monitors Corning's credit rating; and

- Reviews Corning's financial plans and other financial information that Corning uses in its analysis of internal decisions.

The Nominating and Corporate Governance Committee met five times during 2006. The current members of the Nominating and Corporate Governance Committee are Messrs. O'Connor (Chair), Brown and Hennessy. The Nominating and Corporate Governance Committee:

- Identifies individuals qualified to become Board members;
- Reviews candidates recommended by shareholders;
- Determines the criteria for selecting director nominees;
- Conducts inquiries into the background of director nominees;
- Recommends to the Board, director nominees to be proposed for election at the annual meeting of shareholders;
- Monitors significant developments in the regulation and practice of corporate governance;
- Develops and recommends to the Board corporate governance guidelines;
- Assists the Board in assessing the independence of Board members;
- Identifies Board members to be assigned to the various committees;
- Oversees and assists the Board in the review of the Board's performance, as well as the performance of the President and CEO and other executives;
- Establishes director retirement policies;
- Reviews, approves and ratifies transactions between Corning and related persons; and
- Reviews activities of Board members and senior executives for potential conflict of interest.

The process for electing director nominees entails making a preliminary assessment of each candidate based upon his/her resume and other biographical information, his/her willingness to serve and other background information. This information is then evaluated against the criteria set forth below, as well as the specific needs of Corning at that time. Based upon this preliminary assessment, candidates who appear to be the best fit will be invited to participate in a series of interviews. At the conclusion of this process, if it is determined that the candidate will be a good fit, the Nominating and Corporate Governance Committee will recommend the candidate to the Board for election at the next annual meeting. If the director nominee is a current Board member, the Nominating and Corporate Governance Committee also considers prior Corning Board performance and contributions. The Nominating and Corporate Governance Committee uses the same process for evaluating all candidates regardless of the source of the nomination.

The minimum qualifications and attributes that the Nominating and Corporate Governance Committee believes must be possessed by a director nominee may include:

- The ability to apply good business judgment;
- The ability to exercise his/her duties of loyalty and care;
- Proven leadership skills;
- Diversity of experience;
- High integrity and ethics;
- The ability to understand complex principles of business and finance;

- Scientific expertise; and
- Familiarity with national and international issues affecting businesses.

All of the director nominees are current elected members of the Board of Directors, except for Mr. Cummings who was identified by the Chairman of the Nominating and Corporate Governance Committee and appointed by the Board of Directors. The Nominating and Corporate Governance Committee has in the past and may in the future engage the assistance of third parties to identify and evaluate potential director nominees, as it deems appropriate.

The Nominating and Corporate Governance Committee will consider candidates recommended by shareholders. If you wish to nominate a candidate, please forward the candidate's name and a detailed description of the candidate's qualification, a document indicating the candidate's willingness to serve and evidence of the nominating shareholder's ownership of Corning's shares to: Corporate Secretary, Corning Incorporated, One Riverfront Plaza, Corning, New York 14831. A shareholder wishing to nominate a candidate must also comply with the notice requirements described above under the question "How Do I Submit A Shareholder Proposal For, Or Nominate A Director For Election At, Next Year's Annual Meeting?"

The Pension Committee met six times during 2006. The current members of the Pension Committee are Messrs. Gund (Chair), Cummings, Flaws, Knowles, Sit and Volanakis and Ms. Warrior. The Pension Committee:

- Reviews the funding and investment performance of Corning's pension plans; and
- Appoints investment managers, custodians, trustees and other plan fiduciaries for the purpose of implementing the policies of the plans.

Corporate Governance Matters

Corporate Governance Guidelines

Our business, property and affairs are managed by or, are under the direction of, the Board of Directors pursuant to New York Business Corporation Law and our By-laws. Members of the Board of Directors are kept informed of Corning's business through discussions with the President and Chief Executive Officer, the Vice Chairman and Chief Financial Officer, the Chief Operating Officer and other key members of management, by reviewing materials provided to them and by participating in meetings of the Board of Directors and its committees.

The Board has adopted a set of Corporate Governance Guidelines that address the make-up and functioning of the Board. A copy of these guidelines is attached to this proxy statement as Appendix G and can also be viewed on our website at ***www.corning.com/inside_corning/corporate_governance/downloads.aspx***.

Directors Independence

Our Corporate Governance Guidelines require that the Board of Directors make an annual determination regarding the independence of each of Corning's directors. The Board made these determinations on February 7, 2007, based on an annual evaluation performed by and recommendations made by the Nominating and Corporate Governance Committee. The Board of Directors has determined that Messrs. Brown, Cummings, Gund, Hennessy, Knowles, O'Connor, Ruding, Sit, Smithburg and Tookes and Mses. Rieman and Warrior are "independent" within the meaning of the rules of the New York Stock Exchange, based on its application of the standards set forth in the Corporate Governance Guidelines. Specifically, the Board determined that they were independent because no relationship was identified that would automatically bar them from being characterized as independent, and any relationships identified were not so material as to impair their independence.

The Board reviewed the independence status of Dr. Knowles, who on July 1, 2006 assumed the position of Interim Dean of the Faculty of Arts and Sciences of Harvard University. Dr. Knowles previously served as Dean from 1991 to 2002, stepping down in June 2002 and continuing to hold a faculty position at Harvard. Dr. Knowles joined the Corning Board of Directors in July 2002. Because our then CEO and Chairman, James R. Houghton, was serving on the Harvard Corporation, the Board determined there should be a passage of time before Dr. Knowles was determined by the Board to be independent. Dr. Knowles was determined to be independent for 2005 and 2006. Mr. Houghton stepped down as CEO of Corning in 2005 and became non-executive chairman effective May 1, 2006. The Board determined that Dr. Knowles' resumption of his deanship role with Harvard does not change his status as an independent director, as he is fully independent of Corning's current executive management. The Corning Foundation's charitable contributions to Harvard in the past three years are far below amounts that would bar independence under the NYSE Listing Standards or Corning's Director Qualification Standards.

With respect to Dr. Ruding the Board considered the fact that Dr. Ruding previously was an executive officer at Citicorp and Citibank, N.A. Dr. Ruding retired from his executive positions at Citicorp and Citibank, N.A. in September 2003. As a retiree, he serves on the international advisory committee of Citigroup and attends that committee's two meetings per year, for which he receives an annual retainer of approximately $50,000. In determining that this relationship was not material, the Board reviewed Corning's Director Qualification Standards and all of the facts and circumstances of Dr. Ruding's relationship with Corning, including that Dr. Ruding is no longer employed by Citicorp or Citibank N.A., Citicorp services to Corning in 2006 were well below 2001, 2002 and 2003 levels and consisted primarily of non-advisory services, as well as the fact that for the last three years Citicorp services never approached a percentage that would bar independence under the NYSE Listing Standards or Corning's Director Qualification Standards.

With respect to Ms. Warrior, the Board considered the fact that Ms. Warrior serves as Executive Vice President and Chief Technology Officer of Motorola, Inc., which purchased less than $1,100,000 of products from Corning for each of fiscal years 2004, 2005 and 2006; and sold less than $50,000 of products to Corning for each of fiscal years 2004, 2005 and 2006. In determining that this relationship was not material, the Board considered the fact that the amount of products purchased from Corning by Motorola, Inc. and sold to Corning by Motorola, Inc. never approached a percentage that would bar independence under the NYSE Listing Standards or Corning's Director Qualification Standards, and that Ms. Warrior had no role in such sales or purchases.

With respect to Mr. Cummings, the Board considered the fact that he served in various managerial capacities at Goldman, Sachs & Co. until 2002, a company that has provided and continues to provide investment banking, financial advisory and other similar services to Corning. In determining that this relationship was not material, the Board reviewed Corning's Director Qualification Standards and all of the facts and circumstances of Mr. Cummings' relationship with Corning, including that Mr. Cummings is no longer employed by Goldman, Sachs & Co. or provides any advisory services to Goldman, Sachs & Co., and that Goldman, Sachs & Co. services to Corning in 2006 consisted primarily of non-advisory services, as well as the fact that for the last three years Goldman, Sachs & Co. services never approached a percentage that would bar independence under the NYSE Listing Standards or Corning's Director Qualification Standards.

With respect to Mr. Tookes, the Board considered the fact that Mr. Tookes in February 2007 joined the Board of Directors of BBA Aviation plc, the parent company of Signature Flight Support, the company that provides aviation support services to Corning's planes. Mr. Tookes has had no past connections with BBA Aviation plc. Going forward, the amount of business Corning does with Signature Flight Support is expected to be approximately $100,000 annually, which is not material. In determining that this relationship was not material, the Board considered the fact that Mr. Tookes relationship arises only from his position as a director of BBA Aviation plc, that he has no material interest in any of the transactions between Corning and Signature Flight Support, that he had no role in any such transactions, and that such a relationship would not bar independence under the NYSE Listing Standards or Corning's Director Qualification Standards.

The Board concluded that based on all of the relevant facts and circumstances, none of the above relationships constituted a material relationship with Corning that represents a potential conflict of interest or otherwise interferes with the exercise by any of these directors of his or her independent judgment from management of Corning.

The Board determined that Messrs. Flaws, Volanakis and Weeks were not independent because they are each executive officers of Corning. With respect to Mr. Houghton, the Board determined that he was not independent as he was the Chief Executive Officer of Corning until he retired in April 2005.

Each member of the Board's Audit, Compensation and Nominating and Corporate Governance Committees is independent within the meaning of the NYSE Listing Standards, Exchange Act Rule 10A-3 and Corning's Director Qualification Standards.

Communications with Directors

Shareholders and interested parties may communicate concerns to any director, committee member or the Board by writing to the following address: Corning Incorporated Board of Directors, Corning Incorporated, One Riverfront Plaza, MP HQ E2 10, Corning, New York 14831 Attention: Corporate Secretary. Please specify to whom your correspondence should be directed. The Corporate Secretary has been instructed by the Board to promptly forward all correspondence (except advertising, spam, junk mail and other mass mailings, product inquiries and suggestions, resumes, surveys or any unduly hostile, threatening or illegal materials) to the relevant director, committee member or the full Board, as indicated in the correspondence.

Audit Committee Financial Expert

The Board of Directors has determined that at least one member of the Audit Committee, H. Onno Ruding, is an Audit Committee Financial Expert.

Executive Sessions of Non-Employee Directors

Non-employee Board members meet without management present at each regularly scheduled Board Meeting. Additional meetings may be called by the Lead Director in his discretion or at the request of the Board. The Lead Director, Mr. O'Connor, presides over meetings of the non-employee directors.

Policy Regarding Directors Attendance at Annual Meetings

Corning has a policy that every director will make every effort to attend, but does not require attendance of all directors at Annual Meetings. All of the Board Members attended the 2006 Annual Meeting.

Code of Ethics

Our Board of Directors has adopted the Code of Ethics for the Chief Executive Officer and Financial Executives and the Code of Conduct for Directors and Executive Officers which supplements the Code of Conduct governing all employees and directors that has been in existence for more than 10 years. We refer to these documents collectively as the "Code of Ethics". A copy of the Code of Ethics is attached to this proxy statement as Appendix H and is available on our website at ***www.corning.com/inside_corning/corporate_governance/downloads.aspx***. We will disclose any amendments to, or waivers from, the Code of Ethics on our website within four business days of such determination. During 2006, no amendments to or waivers of the provisions of the Code of Ethics were made with respect to any of our directors or executive officers.

Security Ownership of Certain Beneficial Owners

Paragraphs (a) and (b) below set forth information about the beneficial ownership of Corning's Common Stock as of December 31, 2006. Unless otherwise indicated, the persons named have sole voting and investment power with respect to the shares listed.

(a) To the knowledge of management, the following owned more than 5% of Corning's outstanding shares of Common Stock:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
FMR Corp. 82 Devonshire Street Boston, Massachusetts 02109	100,895,420(1)	6.43%

(1) 98,576,947 of these shares are owned by Fidelity Management & Research Company; 25,955 of these shares are owned by Strategic Advisers, Inc.; 1,524,291 of these shares are owned by Pyramis Global Advisors Trust Company and 768,227 of these shares are owned by Fidelity International Limited which are subsidiaries of FMR Corp. Edward C. Johnson 3d, the chairman of FMR Corp, and FMR Corp. have sole investment power and sole voting power with respect to 100,101,238 of such shares. Fidelity International Limited has sole investment power with respect to 768,227 of such shares and sole voting power with respect to 731,027 of such shares.

(b) The number of shares of Corning Common Stock owned by the directors and nominees for directors, by the chief executive officer, the chief financial officer and the three other most highly compensated executive officers (the "Named Executive Officers") and by all directors and executive officers as a group, as of December 31, 2006, is as follows:

Name	Amount and Nature of Beneficial Ownership(1)(2)(3)	Percent of Class(7)
Directors		
John S. Brown	133,006 (4)	—
Robert F. Cummings, Jr.	50,412 (4)	—
Gordon Gund	3,112,719 (4)	—
John M. Hennessy	359,484 (4)	—
James R. Houghton	3,645,931 (4) (5)	—
Jeremy R. Knowles	47,559	—
James J. O'Connor	135,824 (4)	—
Deborah D. Rieman	91,809	—
H. Onno Ruding	103,699 (4)	—
Eugene Sit	42,074 (4)	—
William D. Smithburg	167,006 (4)	—
Hansel E. Tookes II	85,609 (4)	—
Padmasree Warrior	3,920	—
Named Executive Officers		
(*also serve as directors)		
Wendell P. Weeks*	5,448,005	—
James B. Flaws*	2,678,622	—
Kirk P. Gregg	2,268,083	—
Dr. Joseph A. Miller	894,703	—
Peter F. Volanakis*	3,277,389	—
All Directors and Executive Officers as a Group (28 persons)	28,306,128 (6)	1.8%

(1) Includes shares of Common Stock, subject to forfeiture and restrictions on transfer, granted under Corning's Incentive Stock Plans as well as options to purchase shares of Common Stock exercisable within 60 days under Corning's Stock Option Plans. Messrs. Brown, Cummings, Gund, Hennessy, Houghton, Knowles, O'Connor, Ruding, Sit, Smithburg, Tookes, Weeks, Flaws, Gregg, Miller and Volanakis and Mses. Rieman and Warrior have the right to purchase 57,380; 0; 57,380; 57,380; 3,201,310; 29,720; 14,928; 55,270; 9,494; 57,380; 53,020; 4,668,195; 2,145,373; 1,891,645; 555,500; 2,685,381; 55,270 and 1,770 shares, respectively, pursuant to such options. All directors and executive officers as a group hold options to purchase 20,179,071 such shares.

(2) Includes shares of Common Stock, subject to forfeiture and restrictions on transfer, issued under Corning's Restricted Stock Plans for Non-Employee Directors.

(3) Includes shares of Common Stock held by J. P. Morgan Chase & Co. as the trustee of Corning's Investment Plans for the benefit of the members of the group, who may instruct the trustee as to the voting of such shares. If no instructions are received, the trustee votes the shares in the same proportion as it votes the shares for which instructions were received. The power to dispose of shares of Common Stock is also restricted by the provisions of the Plans. The trustee holds for the benefit of Messrs. Weeks, Flaws, Gregg, Miller and Volanakis, and all directors and executive officers as a group the equivalent of 10,506; 15,424; 8,785; 3,567; 0 and 82,884 shares of Common Stock, respectively. It also holds for the benefit of all employees who participate in the Plans the equivalent of 31,863,447 shares of Common Stock (being 2.03% of the Class).

(4) Messrs. Brown, Cummings, Gund, Hennessy, Houghton, O'Connor, Ruding, Sit, Smithburg and Tookes have credited to their accounts the equivalent of 49,686; 1,438; 83,091; 89,530; 1,705; 85,223; 19,532; 15,130; 110,077 and 36,200 shares, respectively, of Common Stock in phantom form under Corning's Deferred Compensation Plan for Directors. Deferred fees will be paid solely in cash.

(5) Includes 288,396 shares held in trusts by Market Street Trust Company as a co-trustee for the benefit of Mr. Houghton, as income beneficiary. Does not include 2,878,183 shares held in trusts by Market Street Trust Company, as to which Mr. Houghton disclaims beneficial ownership. Market Street Trust Company is a limited purpose trust company controlled by the Houghton family, the directors of which include James R. Houghton and other Houghton family members. 20,000 of these shares are pledged as security.

(6) Does not include 709,060 shares owned by the spouses and minor children of certain executive officers and directors as to which such officers and directors disclaim beneficial ownership.

(7) Unless otherwise indicated, does not exceed 1% of the Class of Common Stock. As of December 31, 2006, all directors and executive officers as a group pledged 20,000 such shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Corning's directors and certain of its officers to file reports of their ownership of Corning Common Stock and of changes in such ownership with the SEC and the New York Stock Exchange. Regulations also require Corning to identify in this proxy statement any person subject to this requirement who failed to file any such report on a timely basis.

To Corning's knowledge, based solely on its review of the copies of such reports furnished to Corning and written representations that no other reports were required, during the fiscal year ended December 31, 2006, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten-percent beneficial owners were met.

Compensation Discussion and Analysis

The Compensation Committee of the Board of Directors (the "Committee"), composed entirely of outside directors, is responsible to the Board of Directors and to our shareholders for executive compensation at Corning ("we", "us", "Corning" or the "Company"). The Compensation Committee sets the principles outlined in the Company's compensation philosophy, reviews and approves executive compensation levels (including cash compensation, equity incentives, benefits and perquisites for executive officers) and reports their actions to the Board of Directors for review and, as necessary, approval.

This Compensation Discussion and Analysis ("CD&A") describes:

- how and why the Committee establishes executive compensation at Corning;
- the objectives of the various compensation programs; and
- how performance metrics are selected and evaluated for the various performance-based variable compensation programs.

After a short introduction entitled "Setting the Context For Compensation Philosophy", this CD&A has been prepared in a ***Question and Answer*** format in order to more easily address the following key questions:

1. What are the philosophy and objectives behind the Company's compensation programs?
2. What is each element of compensation?
3. Why does the Company choose to pay each element?
4. What is the compensation program designed to reward?
5. How does the Company determine the amount (and when applicable, the formula) for each element?
6. How does each compensation element and the Company's decisions regarding that element fit into the Company's overall compensation objectives and affect decisions regarding the other elements?

7. Are there any anticipated changes in compensation practices that the Company intends to implement prospectively?
8. What are the Company's stock option grant practices?

Setting the Context for Compensation Philosophy

We believe setting the context for compensation philosophy is critical in understanding how executive compensation is designed and administered at Corning. Within this CD&A, the reader will be referred to this section for a better understanding of the executive compensation program. As used in this CD&A:

- The "Named Executive Officers" are the five officers of the Company listed in this proxy.
- The "Officer Group" is a group of approximately 50 corporate officers, assistant officers and other senior executives. All of the Named Executive Officers are part of the Officer Group.
- The "Executive Group" is a group of approximately the top 200 employees (in terms of responsibility and pay) in the Company. All of the Named Executive Officers and members of the Officer Group are members of the Executive Group.

- *Institutional Heritage and Strategic Framework*: Corning is one of a handful of U.S. companies that has been in existence for over 150 years. We believe that our heritage and long-term success are due to our approach to the management and development of one of our most key resources: our people. In addition, our strength in technology and process innovation is and will continue to be vital to our growth. Management and our Board of Directors have agreed to a Strategic Framework, supported by Annual Operating Priorities that set the management operating agenda each year.

- *Strategic Framework:* The Strategic Framework is based on the following key principles:

- We need to grow – we will do this through global innovation;
- We also need financial stability and balance in order to be able to successfully manage through the volatility that is inherent in growing through innovation.

Corning has frequently had long development cycles for major new technology innovations. Development can often take 10 to 20 years before new technology becomes a major operating business (such as optical fiber, automotive substrates and glass substrates for liquid crystal displays). Patient investment over many years, a continuity of people, and a collaborative culture of working together with people across varied businesses are important ingredients in our long-term success.

Our historical investments in Research Development & Engineering show our strong commitment to innovation and building long-term value by bringing new ideas to market, sometimes far into the future. This means that our management must constantly balance what is good for us today versus what is good for us tomorrow, thereby protecting the heritage of our 150+ year old institution and building long-term value.

- *Annual Operating Priorities*: The Annual Operating Priorities define the key annual objectives necessary to achieve our plan. In 2006, they were:

- Protect financial health;
- Improve profitability;
- Invest in the future; and
- Live the values.

These annual objectives are measured and monitored by looking at performance metrics (such as adjusted net income), financial stability metrics (such as cashflow and investment grade ratings), and progress towards advancing the innovation portfolio.

1. What are the philosophy and objectives behind the Company's compensation programs?

Executive Compensation Philosophy—General Objectives

Keeping in mind the context above, the goal of the Company's compensation program is to provide motivational and competitive compensation offerings to ensure our success in attracting, developing and retaining our key executive, managerial and technical talent within Corning's current staff and operating units. Having the right talent is critical to supporting and achieving the Annual Operating Priorities.

The Committee believes that executive compensation should be based on objective measures of performance at the individual, business unit and corporate (i.e. company-wide) levels, with the variable compensation opportunities of the Named Executive Officers based solely on corporate financial performance.

Compensation Strategy—Key Principles

The Committee's basic strategic compensation principles are as follows:

- *Compensation Should Encourage a Team-based Approach to Management*: Given the experience and skills of the current non-CEO Named Executive Officers, the total direct compensation (base salary + cash bonuses + long-term incentives) for the non-CEO Named Executive Officers is deliberately positioned closer to the CEO than at other benchmark companies. The Committee believes this incents a collaborative culture and decision-sharing approach of the senior management team. In addition, the Company provides equity based incentives to over 30% of its global salaried workforce and annual cash bonus incentives to almost 100% of the global workforce to encourage this team-based environment.

  The annual cash bonus opportunities for the Named Executive Officers are based 100% on corporate financial performance. Corporate financial performance goals are also contained in the other annual cash bonus plans of all other eligible employees. This common focus on corporate financial performance is one way we drive performance and collaboration across each business and function for the benefit of the whole Company.

- *Executive Pay Should Be in Line with External Benchmarks*: The Committee reviews each element of the compensation program and total compensation opportunities for the Named Executive Officers against market surveys and proxy data obtained from several compensation consulting firms. The Company currently participates in and uses three general executive compensation surveys to benchmark its Executive Group positions:

  - Mercer 2006 S&P 500 Executive Survey;
  - 2006 Buck (iQuantic) Executive Survey;
  - 2006 Radford Executive Survey.

  Given our diversified businesses, the history of unique innovations behind our product offerings, and the global nature of our operations, we lack any pure peer companies against which the Committee is able to benchmark. As a result, in addition to the three general surveys, we also use proxy data obtained from service providers, such as Equilar, Inc., to review the actual compensation levels for the Named Executive Officers in a variety of manufacturing and service industries that are similar in size or have similar financial characteristics (looking at many factors such as revenues, net income, number of employees, market capitalization) to the Company (the "Comparison Companies").

Part of Corning's success is derived from its investments in several equity companies. For example, Corning's share of the revenues from these equity companies ($4.0 billion) is not consolidated into Corning's net sales. However, Corning's share of the equity earnings from these companies is included in Corning's net income. Thus, net sales alone do not completely reflect the size and complexity of Corning when compared to other companies.

In developing the general list of Comparison Companies for the 2006 Committee review, the Company identified approximately 40 publicly traded manufacturing and service companies (which companies are listed in Appendix 1 attached to this CD&A) that met the following general screening criteria:

- revenues in the range of $3.5 billion to $9.5 billion and median revenues of approximately $7 billion;
- more than 15,000 employees; and
- market capitalizations above $7 billion.

In arriving at the list of 40 companies we excluded all companies in markedly different industries from Corning such as banking, financial services, airlines, railroads and retail.

We note that some external governance rating organizations compare Corning's executive compensation levels to other companies with the same or similar Standard & Poor's Global Industry Classification Standard (GICS) codes. Many of these companies within this list of ten to fifteen companies are significantly smaller than Corning based on various financial metrics (e.g. many of the companies in the list have revenues significantly below $2 billion, total number of employees below 8,000, net income below $100 million and market capitalizations below $5 billion). The Committee does not believe that they are all meaningful for benchmarking executive compensation.

- *Compensation Should Relate to Performance*: Executive compensation will reward performance and contribution to both short-term and long-term financial performance and shareholder value. The key corporate financial performance metrics utilized in 2006 for Company incentive plans (discussed in greater detail under "Performance Metrics" in question 4 of this CD&A) are adjusted Net Income, adjusted Earnings Per Share ("Adjusted EPS") and Operating Cashflow.

- *Incentive Compensation Should Be a Greater Part of Total Compensation For More Senior Positions*: As employees assume greater responsibilities and have the opportunity to enhance Company performance and create more shareholder value, an increasing share of their total compensation package will be derived from variable incentive compensation (both of a long and short-term nature) which is contingent on achieving objectives producing improvement in business and/or corporate performance.

- *The Interests of our Executive Group Should Be Aligned with Shareholders*: We use stock option and performance share grants to align the long-term interests of our Executive Group with those of shareholders. We balance the use of performance shares linked to corporate financial performance metrics with the use of stock options, the value of which is derived from improving the share price.

- *Corning Executives Should Own Stock*: We believe stock ownership fosters commitment to long-term shareholder value. While not setting explicit dollar or share ownership guidelines for our Executive Group, the Committee annually reviews the stock holdings of at least 20 members of the Officer Group (including all of the Named Executive Officers) to ensure that such executives retain meaningful ownership of Corning stock. When this review was last conducted in April 2006, the Named Executive Officers had actual and phantom holdings (e.g. amounts invested in a Corning stock bookkeeping account through nonqualified deferred compensation plans) in Corning stock of at least 10 times their annual base salary which is well above the average benchmarked ranges of two to five times base salary for similarly situated named executive officers at other companies. Given these significant stock holdings, no new stock ownership policies or procedures were proposed for action in 2006. The next such review will take place in April 2007.

We have established a policy that no member of the Officer Group or director may sell or buy publicly traded options on Corning securities, nor trade in any Corning stock derivatives. In addition, these individuals may not engage in transactions in which he or she may profit from short-term speculative swings in the value of Corning stock utilizing "short sales" as well as "put" and "call" options.

Compensation Deductibility

As a matter of practice, the Committee intends to set performance-based goals annually under the Company's various variable compensation plans and to deduct compensation paid under these Plans and gains realized from stock options to the extent consistent with the provisions of Section 162(m) of the Internal Revenue Code of 1986, as amended. However, the Committee may conclude that paying non-deductible compensation is consistent with our shareholder's best interests for certain events. Corning's current performance-based incentive plans (including the annual cash bonuses paid under the Performance Incentive Plan and stock options and performance shares awarded under the Corporate Performance Plan) are operated in compliance with Section 162(m) to ensure that compensation paid under those programs is deductible.

Accounting Treatment

In designing our total compensation and benefit programs, we review the accounting implications of our decisions. We seek to deliver cost-effective compensation and benefit programs that meet our needs and the needs of our employees.

Role of the Compensation Committee

The role and responsibilities of the Committee are defined in the Committee Charter (refer to Appendix "B" attached to this Proxy statement and summarized on page 10 of the Proxy Statement).

It is our practice that any and all compensation decisions affecting the Officer Group must be reviewed and approved by the Committee. In addition, each year the Committee engages an independent outside executive compensation consultant to conduct a review of items such as the following:

a) the Company's executive compensation policies, practices and designs;

b) the mix of pay and total compensation levels established for the Executive Group compared to external benchmarks; and

c) developing market trends.

The Committee selected Hewitt Associates as their independent consultant. This selection was made without the input or influence of management. The independent consultant provides no other compensation or benefit consulting services to the Company.

Role of Executive Management in the Executive Compensation Process

Corning's Senior Vice President, Global Compensation and Benefits, working closely with other members of Corning's Human Resources, Legal and Finance departments, is responsible for administering executive compensation.

The Senior Vice President, Global Compensation and Benefits discusses with the Committee significant proposals or topics impacting executive compensation at the Company. Committee members review and adjust the proposals before approving and presenting final recommendations to the Board of Directors for review and, as necessary, approval. For example, any changes to the total compensation affecting the Executive Group or any significant changes in plan design or features are reviewed before the Committee meeting with one or more members of the Committee. After adjusting for any comments from Committee members, the proposed compensation actions are reviewed, discussed and approved by the Committee at one of its regularly scheduled meetings before being reported to the Board of Directors.

Our Chief Executive Officer and our Executive Vice President and Chief Administrative Officer are invited to attend Committee meetings, although they leave the room during discussions and deliberations of individual compensation actions affecting them personally. Our Vice Chairman and Chief Financial Officer has not attended Committee meetings. Effective with the October 2006 Committee meeting, he is provided with a copy of the Committee meeting materials that are mailed in advance to all Committee members as well as a copy of the minutes prepared after the meeting.

2. What is each element of compensation? and

3. Why does the Company choose to pay each element?

For the Named Executive Officers, approximately 80% of the annual targeted total direct compensation package is variable pay (both annual cash bonus and long-term incentives) that is based on financial performance and shareholder returns. The specific elements of the total compensation package for the Named Executive Officers are described below.

Executive Compensation Program Design – Mix of Pay

The elements of our executive compensation program are:

- Base salary;
- Annual cash bonuses (the two cash bonus plans are referred to as the "Performance Incentive Plan" and "GoalSharing");
- The "Corporate Performance Plan" which consists of performance shares linked to corporate financial performance and stock options;
- Limited (not annual) grants of time-based restricted stock to meet specific needs; and
- Employee benefits and perquisites.

Each element of the executive compensation program is important.

- *Base Salary*: We pay a competitive base salary as the Committee does not believe that 100% of an executive's total compensation package should be at risk. We adjusted the base salaries of the Named Executive Officers effective January 1, 2006. As there were no significant changes in roles for the Named Executive Officers in 2006, each Named Executive Officer received an increase of approximately 4%, which was equal to Corning's general salary increase budget for U.S. salaried employees in 2006.

- *Performance Incentive Plan*: Each year, the Committee reviews and approves an annual cash bonus target for each member of the Executive Group (as a percentage of the executive's base salary) under the Company's Performance Incentive Plan. Annual bonus targets for the Named Executive Officers range from 75% to 100% of base salary for each Named Executive Officer (refer to Footnote (5) to the Summary Compensation Table on page 33). The Named Executive Officers may earn from 0% to 200% of their individual target depending on actual corporate financial performance compared to the goals established for the plan. For additional discussion of corporate financial performance, please see question 4 of this CD&A. Amounts earned under this plan are combined with the GoalSharing (as described below) bonus and reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

Individual cash bonus targets are determined by looking at (1) external equity by referring to the total cash opportunities in various external executive compensation surveys for individuals with similar roles and (2) internal equity within the Company based on a subjective determination that considers factors such as the scope of responsibility, experience, skills and sustained results an executive delivers over time. An independent consultant hired by the Committee assists in this review of the total compensation for the Named Executive Officers and members of the Officer Group.

In addition to the Named Executive Officers, the Executive Group and over 3,000 non-executive employees are eligible for awards earned under the Performance Incentive Plan with 50% of the plan opportunity based on corporate financial performance, thus providing a strong and consistent linkage to corporate financial and strategic priorities across the Company.

- *GoalSharing Plan*: Almost all of our global hourly and salaried employees are eligible to participate in an annual GoalSharing Plan, a variable pay plan which generally provides eligible employees an opportunity to earn from 0% to 10% of their annual base salary based on actual achievement compared to the various business performance objectives established annually for these plans.

Our Named Executive Officers are also eligible for awards of 0% to 10% of base salary under this plan. This common program design provides an incentive for driving continuous improvement across all of our businesses and functions by motivating all employees to achieve the business objectives that support the Annual Operating Priorities and reinforces our team-based culture. The Named Executive Officers receive cash bonuses equal to the weighted average percentage of all payouts earned by employees under the various business and functional GoalSharing plans times the Named Executive Officer's base salary. Amounts earned under this plan are reported along with the Performance Incentive Plan bonus in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

- *Corporate Performance Plan:* We award long-term equity incentives annually to the Executive Group under our Corporate Performance Plan at the December Committee meeting. These awards represent the largest component of the total pay package for the Named Executive Officers. We utilize a mix of performance shares linked to corporate financial performance (refer to "Performance Metrics" in question 4 of this CD&A) and stock options to motivate and reward long-term performance.

For 2006, performance shares represented approximately 50% of the total targeted value of long-term incentives under the Corporate Performance Plan. Approximately 50% of the targeted value was delivered through the granting of stock options. Corning has had significant experience with this particular plan design. We believe that the balance of performance shares and stock options support the goals of improving financial performance and achieving long-term improvements in shareholder value. The targeted value of performance shares are converted to share awards at the fair market value of stock on the date of grant. Each executive may eventually earn more or less than the initial target value depending on both actual corporate financial performance and the change in stock price from the date of grant until the awards vest or the stock option vests and the executive exercises the stock option.

Awards of performance shares may range from 0% to 150% of the target award provided to each executive based on actual annual results compared to the annual predetermined financial goals set by the Committee. Given the high level of uncertainty often associated with growing through innovation, we currently use a one-year performance period for calculating the actual number of performance shares earned under the Corporate Performance Plan. After the one-year performance period, any shares earned remain unvested for two additional years and are subject to stock price fluctuations during that time. This two-year vesting period after the shares are earned assists the Company in its goal of retaining its critical talent since the shares are subject to forfeiture provisions during the vesting period (except for terminations of employment resulting from death, disability or retirement or other exigent circumstances as determined by the Committee).

We believe that equity incentives are preferable to cash in a long-term plan design for several reasons:

- Equity incentives are a very common form of pay in most publicly traded companies – we use these incentives to enable us to remain competitive in attracting and retaining executives to the Company;
- The ultimate value of performance shares and stock options is impacted by share price gains or losses, thus linking executive returns to the returns experienced by all shareholders during the performance and vesting periods;
- Once vested, stock options provide flexibility for the executive in deciding when to exercise the option and recognize taxable income; and
- Equity incentives provide an opportunity for executives to increase share ownership in the Company.

• *Time-Based Restricted Stock*: We grant time-based restricted stock (shares of restricted stock not linked to performance) sparingly for purposes of recognition or for special retention situations. The Named Executive Officers did not receive any time-based restricted stock grants in 2006.

• *Employee Benefits*: Our Named Executive Officers are eligible for the same employee benefit plans in which all other eligible U.S. salaried employees participate. These plans include medical, dental, life insurance, disability and qualified retirement plans. In addition, we maintain nonqualified retirement plans with the same general plan features and benefits as our qualified retirement plans for all U.S. salaried employees affected by tax law compensation, contribution and/or deduction limits. Corning does not fund these nonqualified plans, so these accounts are held as unsecured liabilities of the Company.

• *Perquisites and Other Benefits*: In addition to the standard benefits available to all eligible U.S. salaried employees, the Named Executive Officers are eligible for the following additional perquisites and other benefits:

- Executive Supplemental Pension Plan ("SERP") – We maintain a nonqualified executive supplemental pension plan for approximately 30 active members of the Officer Group including all of the Named Executive Officers. Retirement benefits are based on the participant's cash compensation (base salary plus annual cash bonuses). Long-term incentives do not impact these retirement benefits. For additional details of the benefits and plan features of the SERP, please refer to the section entitled "Retirement Plans" in this proxy statement beginning on page 39.

  We maintain a SERP for the following reasons:

  - To reward and retain the long-service individuals that are so critical to understanding and implementing Corning's growing through innovation strategy. Most participants under the plan retire from Corning with more than 20 to 30 years of service.
  - To provide a reliable and competitive retirement benefit that is independent of other forms of compensation. Given the inherent volatility of performance-based awards and equity incentives, the Company believes that providing a reliable, competitive form of retirement income (independent of other elements of compensation) to participants under this plan is consistent with its focus of balancing short and long-term interests while growing through innovation.

  While we seek to maintain well funded qualified retirement plans, we do not have a practice of funding our nonqualified benefit plans. The design of the SERP was modified in late 2006. For additional details, please refer to "Retirement Plans – Supplemental Pension Plan and Executive Supplemental Pension Plan" on page 40.

- Executive Allowance Program – In 2006, we provided the Named Executive Officers with an annual executive allowance that could be used for a combination of various professional services (such as financial counseling, tax preparation, estate planning and investment advice), limited personal aircraft rights on corporate aircraft, and home security. We modified the program effective January 1, 2007 to eliminate the various professional services from the list of eligible services leaving only limited personal aircraft rights and home security services as eligible benefits under the allowance program. The Named Executive Officer is responsible for all taxes on any imputed income resulting from this program.

  We closely monitor total business and personal usage on our planes and seek to keep all personal usage at a low percentage of total usage. The Committee believes that a well-managed program of limited personal aircraft rights, especially given the limited commercial flight options available in the Corning, New York area, provides an extremely important benefit at a reasonable cost to the Company. The Committee believes this helps Corning attract and retain its senior executive talent while also enabling our Named Executive Officers to continue to conveniently and safely conduct and discuss business operations even while traveling for personal reasons. For additional details, refer to the footnote relating to "All Other Compensation" included with the Summary Compensation Table.

- Executive Severance Agreement – We have entered into severance agreements with each Named Executive Officer. The severance agreements are designed to provide clarity for both the Company and the executive if the executive is fired. By having an agreement in place, we intend to avoid the uncertainty, negotiations and potential litigation that may otherwise occur at the time of termination. The agreements are competitive with market practices at many other large companies and are helpful in retaining senior executives. Additional details can be found under "Arrangements with Named Executive Officers" beginning on page 42.

- Executive Change-in-Control Agreement – Corning has over a 150 year history as an independent company. Given the uniqueness of Corning, including the importance of understanding our technology and processes, the Committee believes that it is in the best interests of shareholders, employees and the communities in which the Company operates to ensure an orderly process if a change-in-control of the Company were to occur. The Committee believes that it is important to prevent the loss of key management personnel (who would be difficult to replace) that may occur in connection with a potential or actual change-in-control of the Company. We have thus provided each Named Executive Officer with change-in-control agreements (separate from the severance agreements described above). The change-in-control agreements have a double trigger severance provision (i.e. the executive's employment must be terminated following a change-in-control) and a golden parachute excise tax gross-up provision. Additional details about the specific agreements can be found under "Arrangements with Named Executive Officers" beginning on page 42.

Effective for all executive severance agreements and executive change-in-control agreements entered into after July 21, 2004, the Committee and the Board of Directors approved a policy to limit benefits that may be provided to an executive under any new agreement to 2.99 times the executive's annual compensation of base salary plus target bonus (the "Overall Limit"). All of the Named Executive Officers had pre-existing severance and change-in-control agreements that were executed prior to July 21, 2004 and are thus not affected by this Overall Limit.

4. What is the compensation program designed to reward?

Over the longer-term, we seek to sustain and improve the Company's financial performance (e.g. profitability, cashflow). However, we recognize that growing through innovation is not always precisely predictable so there may be individual years where our growth rate is anticipated to slow down, flatten or even fall. Our performance-based variable compensation programs reward financial performance compared to the budget established for the year. Setting goals in any one year requires management and Committee judgment. These goals (and the approved adjustments from reported earnings as described below) are approved by the Committee and communicated to plan participants in February of each year.

Corning's annual goals are set at the conclusion of the budget process each year. In June of each year, Corning's senior management reviews all of the long-range plans of each business unit as well as a consolidation of those plans into the long-range plan for the Company. Preliminary goals for the next year's plan are set based on management's judgment after considering the risks and variability embedded in the underlying business unit plans, economic trends related to the business and overall economy, anticipated plan performance versus our strategic financial performance goals and external expectations for our performance.

In November of each year, Corning's senior management reviews the annual budgets submitted for each business against the preliminary goals set in June and sets the overall budget for the Company for the following year. That budget is presented to the Board of Directors in December for their discussion and approval of the capital spending plan. In early February, the Committee receives management's recommendations for the compensation plan performance metrics and sets the final targets for the year.

Performance Metrics

- *Performance Incentive Plan:* For 2006, the performance goal on which annual cash bonuses for the Named Executive Officers was based for the Performance Incentive Plan was Adjusted Net Profit After Tax. The adjustments to reported earnings to arrive at Adjusted Net Profit After Tax in 2006 were similar to the adjustments in 2004 and 2005. These adjustments are made in order to eliminate the potential windfall or penalty for non-recurring (and often non-cash) charges and gains. This allows the employees and executives of the Company to focus on improving operational performance while taking the appropriate special actions whenever necessary to benefit the Company and its shareholders.

For example, based upon the Committee's review and approval at the beginning of the year, the following special items were excluded from the Adjusted Net Profit After Tax calculation for 2006:

- One-time gains or charges from execution of financing activities (e.g. issuances or retirement of debt or equity);
- Impact of Pittsburgh Corning proposed settlement;
- Impact from discontinued operations;
- Restructuring and impairment charges and credits;
- Bankruptcy-related gains or charges at Dow Corning;
- Impact of accounting changes that caused a variance from budget; and
- Impact of the provision or reversal of valuation allowances against deferred tax assets.

The range of 2006 Performance Incentive Plan goals were established with the following considerations:

- Minimum goal (0%) established by applying judgment based on both the 2005 actual results and the 2006 budget. If Adjusted Net Profit After Tax did not exceed this goal in 2006, the Named Executive Officers would receive nothing (0%) under the Performance Incentive Plan.
- Target goal (100%) established at 2006 adjusted budget for Net Profit After Tax. The adjusted budget number for 2006 was established as a 25% improvement over the minimum goal. If Adjusted Net Profit After Tax met this goal for 2006, the Named Executive Officers would receive 100% of their target award under the Performance Incentive Plan.
- Maximum goal (200% of target) established at a further 13.3% improvement to the target goal for 2006. If Adjusted Net Profit After Tax met this goal for 2006, the Named Executive Officers would receive 200% of their target award under the Performance Incentive Plan.

The actual scale of Adjusted Net Profit After Tax used in 2006 was as follows:

	Adjusted NPAT (in millions)	PIP Payout
	$1,700	200%
	$1,625	150%
	$1,575	110%
TARGET	**$1,500**	**100%**
	$1,425	90%
	$1,325	50%
	$1,200	0%

Actual results for 2006 exceeded the 200% maximum level under the Plan.

- *Performance Share Awards*: For 2006, performance share awards under the Corporate Performance Plan were based upon two equally weighted goals: (1) adjusted EPS and (2) Operating Cashflow. Adjusted EPS is earnings per share excluding the special items discussed above for Adjusted Net Profit After Tax. The minimum, target, and maximum levels for Adjusted EPS and Operating Cashflow were as follows:

	Adjusted EPS	Performance Shares Payout	Operating Cashflow (in millions)
	$1.078	150%	$1,640
	$1.030	125%	$1,590
	$0.998	105%	$1,550
TARGET	**$0.951**	**100%**	**$1,540**
	$0.903	90%	$1,510
	$0.840	50%	$1,450
	$0.761	0%	$1,375

Operating cashflow was added as the second performance metric starting in 2005 at the request of the Committee. The Committee felt that it was important to the long-term success of the Company to focus attention on generating cash in addition to improving Adjusted EPS. Both the Company and the Committee believe that these metrics are appropriate for motivating and rewarding behavior that leads to improvement in operating performance and focus on total Company results.

Actual results for 2006 exceed the 150% level for both Adjusted EPS and Operating Cashflow under the Plan.

5. How does the Company determine the amount (and when applicable, the formula) for each element?

Establishing Executive Compensation

The Committee considers many factors in establishing executive compensation. Such factors include professional experience (including, for senior executive positions, a thorough understanding of Corning's innovation process), sustained performance over time (under both positive and negative business cycles), ability to take on additional future responsibility, uniqueness of skill or difficulty to replace and the relative importance and contribution of the individual in delivering Corning's corporate, business and functional priorities.

We and the Committee also refer to executive compensation survey data to gauge the external market for pay practices and pay levels. In establishing total compensation levels for each Named Executive Officer, the Committee exercises judgment in balancing this external data against Corning's internal objectives.

Benchmarking Executive Compensation

In establishing competitive executive pay levels, we generally seek to position CEO total cash compensation (at target) and CEO total direct compensation (at target) around the median of the market looking at all of the various survey sources Corning uses. However, as stated in the "Setting the Context For Compensation Philosophy" section of this CD&A, the Committee also considers other factors in setting the CEO's pay including individual performance, ability to meet strategic objectives and long-term investment and financial stability goals.

The Committee has deliberately positioned the target annual cash compensation (base salary + cash bonuses) and the target total direct compensation (base salary + cash bonuses + long-term incentives) of the other Named Executive Officers closer to the CEO than may be the case at many other companies. As a result, the Committee finds that target total direct compensation for the remaining Named Executive Officers is generally in the "Top Quartile" of the survey sources used by the Committee as external benchmarks. However, the Committee believes this positioning is appropriate based upon the experience, skills, collaborative style of leadership and performance of these current Named Executive Officers.

Given our use of performance-based compensation (annual cash bonuses and performance shares), actual pay positioning in any year may be above or below this initial targeted position depending on actual performance compared to the established objectives. The value derived from vested stock options depends on the increase in Corning's stock price, if any, from the date of grant to the date of exercise by the executive.

6. How do each compensation element and the Company's decisions regarding that element fit into the Company's overall compensation objectives and affect decisions regarding the other elements?

Different elements of the total pay package serve different objectives. A competitive base salary and benefits package is designed to attract and retain employees by providing them with a stable source of income and security over time. Annual cash bonuses are variable and designed to motivate and reward executives or employees who make a positive impact on the individual, business and corporate Annual Operating Priorities for the year. For more information about Annual Operating Priorities, please refer to "Setting the Context For Compensation Philosophy" in this CD&A. Long-term incentives are also variable and linked directly to improvements in overall corporate financial performance. The use of equity compensation (performance shares and stock options) supports the objectives of encouraging stock ownership and sharing in both the positive and negative stock price returns experienced by other shareholders.

In developing annual cash bonus plans and grants of equity compensation, the Committee looks to deliver a market-competitive pay package each year. We historically have had poor performance years with zero bonus payments and underwater stock options that never realized any value, as well as strong performance years with above target bonus payouts and opportunities for wealth accumulation through equity incentives. Given the volatility in Corning's stock price over many years, the Committee does not believe it is appropriate to take into account current stock holdings or past compensation in establishing pay for the coming year.

7. Are there any anticipated changes in compensation practices that the Company intends to implement prospectively?

The basic compensation objectives, plan designs and features have been in place for several years. At the current time, we do not anticipate making significant changes to our total executive compensation program in 2007. However, on December 6, 2006, the Committee modified the Executive Allowance Program, effective January 1, 2007, to eliminate payments for professional services (e.g. financial counseling, tax preparation, investment/estate planning) for the Named Executive Officers. Eligible benefits under the 2007 program are limited to personal aircraft rights and home security costs for the Named Executive Officers.

8. What are the Company's stock option grant practices?

The Committee approves at its normally scheduled meetings 100% of stock options awarded to the Officer Group and almost all stock options awarded to employees. In 2006, approximately 6% of the total stock options awarded to employees were "reload" options that are granted in accordance with the provisions of stock options awarded prior to February 28, 2003. The reload feature was no longer included in grants of stock options made on or after February 28, 2003. Please refer to footnote 1 associated with the "Option Exercise and Shares Vested" table.

The Committee has delegated limited authority to Corning's Executive Vice President and Chief Administrative Officer to make the following limited grants of stock options and/or restricted stock:

- Stock option grants to some new-hire non-executive employees are awarded on the first business day of the month following their date of hire, at the closing price in effect on that grant date. There were a total of 20,000 stock options awarded to new hire employees under this process in 2006.
- Stock option and/or restricted stock grants for purposes of special recognition, retention, or other reasons throughout the year. These grants require two authorized signatures and are awarded on the date the Senior Vice President, Global Compensation & Benefits and the Executive Vice President and Chief Administrative Officer sign the approval of the award (or at a fixed date in the future as specified at the time of approval). For calendar year 2006, this delegated authority was limited to 300,000 total stock options (with an individual limit of 25,000 stock options) and 100,000 total shares of restricted stock (with an individual limit of 10,000 shares).

Actual grants approved under this limited delegated authority totaled 67,750 stock options and 38,000 restricted shares in 2006 (or less than 1.0% of all such grants awarded in 2006).

The Executive Vice President and Chief Administrative Officer cannot make any grants to any member of the Officer Group. The Committee reviews all such grants authorized under this process at each regularly scheduled Committee meeting.

The Committee approves at its December meeting annual awards of stock options to the Executive Group under the Corporate Performance Plan. The timing of these awards coincides with the communication of other compensation actions for these executives. For example, base salary increases awarded under the annual salary review for the Executive Group are generally effective in January of each year. Awards to the Executive Group under the Corporate Performance Plan are fixed and approved at the December Committee meeting with staggered grant dates: 50% of the total option grant awarded at the December Committee meeting, 25% of the total option grant awarded on the first day the New York Stock Exchange is open in January and 25% of the total option grant awarded on the first day the New York Stock Exchange is open in February.

For the past five years, the Committee has staggered the grants of stock options to the Executive Group to avoid basing awards on a single grant date. This is particularly important for grants to these executives given the larger size of such grants compared to non-executive employees. The Committee believes that this practice is fair and equitable to both the Company and the Executive Group given the historical volatility of Corning's stock price. Over the past five years, the grant date prices in January and February have been both higher and lower than the December grant date price.

Annual grants of stock options to non-executives are generally approved and awarded at the April Committee meeting.

We use the closing price of Corning stock on the New York Stock Exchange on the date of grant as the grant price of the stock options. This valuation method was adopted by the Committee at its October 4, 2006 meeting by amending the Company's 2005 Employee Equity Participation Program. Before that meeting, the Company used the average of the high and low stock prices on the grant date as the grant price. This change was made to ease the administrative burdens of preparing the Company's annual proxy report in the future by utilizing the same grant price method adopted by the SEC for its "Grants of Plan-Based Awards" table.

Appendix 1

Financial Data
All values in $MMs.

	Most Recent Fiscal Year						
Company	**FY End**	**Revenues**	**Net Income**	**Total Assets**	**Mkt. Cap. FY End**	**1 Yr TSR**	**3 Yr TSR**
Agilent Technologies Inc	10/05	$5,139.0	$ 141.0	$ 6,751.0	$ 13,724.6	27.73%	32.53%
Air Products & Chemicals Inc	09/05	$8,143.5	$ 711.7	$ 10,408.8	$ 12,247.0	3.70%	11.55%
Alltel Corp	12/05	$9,487.0	$ 1,308.5	$ 24,013.1	$ 24,562.9	9.98%	9.81%
Automatic Data Processing Inc	06/05	$8,499.1	$ 1,055.4	$ 27,615.4	$ 24,276.5	1.66%	0.03%
Avon Products Inc	12/05	$8,065.2	$ 847.6	$ 4,763.3	$ 12,744.8	-24.52%	3.87%
Baker Hughes Inc	12/05	$7,185.5	$ 874.4	$ 7,807.4	$ 21,881.2	43.56%	24.54%
Becton Dickinson & Co	09/05	$5,414.7	$ 692.3	$ 6,072.0	$ 13,017.5	2.81%	24.00%
Boc Group Plc	09/05	$8,510.4	$ 617.6	$ 8,734.4	$ 20,502.1	29.95%	18.19%
Boston Scientific Corp	12/05	$6,283.0	$ 628.0	$ 8,196.0	$ 20,095.5	-31.11%	4.83%
Ca, Inc.	03/05	$3,530.0	$ 13.0	$ 11,082.0	$ 15,902.9	1.19%	7.69%
Campbell Soup Co	07/05	$7,548.0	$ 707.0	$ 6,776.0	$ 12,614.7	23.21%	12.06%
Cooper Industries Ltd	12/05	$4,730.4	$ 391.1	$ 5,215.1	$ 7,525.3	9.71%	28.47%
Cox Communications Inc	12/04	$6,425.0	$(1,165.1)	$ 29,293.7	N/A	0.93%	-6.04%
Danaher Corp	12/05	$7,984.7	$ 897.8	$ 9,163.1	$ 17,223.6	-2.72%	19.43%
Dover Corp	12/05	$6,078.4	$ 474.5	$ 6,573.0	$ 8,435.0	-1.88%	13.24%
Ecolab Inc	12/05	$4,534.8	$ 319.5	$ 3,796.6	$ 9,039.6	4.28%	14.61%
Fisher Scientific International Inc	12/05	$5,579.4	$ 371.9	$ 8,430.3	$ 7,683.0	-0.83%	27.17%
Fortune Brands Inc	12/05	$7,061.2	$ 581.6	$ 13,201.5	$ 11,473.5	2.88%	20.71%
Hanson Plc	12/05	$6,755.8	$ 718.0	$ 11,775.8	$ 41,211.3	31.95%	38.92%
Heinz H J Co	04/05	$8,912.3	$ 735.8	$ 10,577.7	$ 12,786.5	-0.52%	-1.15%
Itt Industries Inc	12/05	$7,427.3	$ 314.4	$ 7,063.4	$ 9,671.3	22.59%	19.99%
L 3 Communications Holdings Inc	12/05	$9,444.7	$ 508.5	$ 11,909.1	$ 9,138.7	2.20%	18.77%
Lucent Technologies Inc	09/05	$9,441.0	$ 1,185.0	$ 16,400.0	$ 14,488.4	2.52%	62.31%
Micron Technology Inc	08/05	$4,880.2	$ 188.0	$ 8,006.4	$ 7,360.3	3.48%	-11.62%
Monsanto Co	08/05	$6,294.0	$ 157.0	$ 10,579.0	$ 17,140.0	76.22%	52.79%
Nabors Industries Ltd	12/05	$3,551.0	$ 648.7	$ 7,230.4	$ 12,283.4	47.68%	29.01%
National Oilwell Varco Inc	12/05	$4,644.5	$ 286.9	$ 6,678.5	$ 11,847.8	77.67%	42.13%
Newmont Mining Corp	12/05	$4,406.0	$ 374.0	$ 13,992.0	$ 25,629.0	21.14%	23.19%
Parker Hannifin Corp	06/05	$8,215.1	$ 548.0	$ 6,899.0	$ 7,421.8	5.60%	10.39%
Phelps Dodge Corp	12/05	$8,287.1	$ 1,556.4	$ 10,358.0	$ 15,197.4	51.77%	68.19%
Pitney Bowes Inc	12/05	$5,492.2	$ 526.6	$ 10,621.4	$ 9,803.4	-6.03%	12.02%
Praxair Inc	12/05	$7,656.0	$ 732.0	$ 10,491.0	$ 17,375.2	21.59%	23.74%
Quest Diagnostics Inc	12/05	$5,503.7	$ 546.3	$ 5,306.1	$ 10,183.5	8.47%	22.36%
Rockwell Automation Inc	09/05	$5,003.2	$ 518.4	$ 4,525.1	$ 9,476.3	38.71%	50.08%
Rohm & Haas Co	12/05	$7,994.0	$ 638.0	$ 9,727.0	$ 10,908.8	12.01%	16.51%
Seagate Technology	06/05	$7,553.0	$ 707.0	$ 5,244.0	$ 8,373.4	21.62%	N/A
Stmicroelectronics NV	12/05	$8,882.0	$ 266.0	$ 12,439.0	$ 16,636.3	-6.37%	-2.22%
Stryker Corp	12/05	$4,871.5	$ 675.2	$ 4,944.1	$ 18,100.6	-7.69%	10.03%
Thomson Corp	12/05	$8,703.0	$ 926.0	$ 19,436.0	$ 22,473.1	0.28%	11.75%
Weatherford International Ltd	12/05	$4,333.2	$ 466.2	$ 8,580.3	$ 13,397.7	41.13%	21.93%
Median		$6,908.5	$ 599.6	$ 8,657.4	$ 12,786.5	4.94%	18.77%
Mean		$6,711.3	$ 567.3	$ 10,266.9	$ 14,714.2	14.16%	20.15%
25th Percentile		$5,105.1	$ 373.5	$ 6,732.9	$ 9,737.3	0.77%	10.21%
75th Percentile		$8,161.4	$ 721.5	$ 11,255.5	$ 17,299.4	24.34%	25.85%
90th Percentile		$8,885.0	$ 938.9	$ 16,703.6	$ 22,833.8	43.97%	43.72%
Minimum		$3,530.0	$(1,165.1)	$ 3,796.6	$ 7,360.3	-31.11%	-11.62%
Maximum		$9,487.0	$ 1,556.4	$ 29,293.7	$ 41,211.3	77.67%	68.19%
Corning Inc	12/05	$4,579.0	$ 585.0	$ 11,175.0	$ 30,997.0	67.04%	81.10%

Compensation Committee Report

We have reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on our review and discussions with management, we recommend to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and in our Annual Report on Form 10-K for the year ended December 31, 2006.

The Compensation Committee:
James J. O'Connor, Chairman
John S. Brown
Gordon Gund
William D. Smithburg

Executive Compensation

The following tables and charts show for 2006 the compensation paid by Corning to its chief executive officer, chief financial officer and the three other most highly compensated executive officers whose aggregate salary and bonus exceeded $100,000. Based on the fair value of equity awards granted to Named Executive Officers in 2006 and the base salary of the Named Executive Officers, "Salary" accounted for approximately 13% to 20% of the total direct target compensation of the Named Executive Officers while incentive compensation accounted for approximately 77% to 80% of the total direct target compensation of the Named Executive Officers.

Summary Compensation Table

(a)	(b)	(c)(1)	(d)	(e)(2)	(f)(3)	(g)(5)	(h)(6)	(i)(7)	(j)
Name and Principal Position	Year ($)	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation	Total ($)
Wendell P. Weeks President And Chief Executive Officer	2006	$ 952,000	$—	$2,618,216	$ 2,543,438	$ 1,972,068	$3,024,680	$ 178,492	$ 11,288,894
James B. Flaws Vice Chairman And Chief Financial Officer	2006	759,000	—	1,795,338	2,075,474(4)	1,268,669	2,148,228	218,448	8,265,157
Kirk P. Gregg Executive Vice President And Chief Administrative Officer	2006	535,000	—	1,189,361	1,367,808	840,753	1,475,708	139,122	5,547,752
Dr. Joseph A. Miller Executive Vice President And Chief Technology Officer	2006	563,000	—	1,244,606	1,577,505(4)	884,755	599,474	111,337	4,980,677
Peter F. Volanakis Chief Operating Officer	2006	780,000	—	1,795,274	1,827,295	1,381,770	3,671,800	186,175	9,642,314

(1) Each of the Named Executive Officers received a regularly scheduled salary increase of approximately 4% effective January 1, 2006.

(2) The amounts in column (e) reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123(R) of awards of restricted stock and performance shares granted pursuant to the Corning Corporate Performance Plan and thus may include amounts from awards granted in and prior to 2006. Assumptions used in the calculation of these amounts are included in footnote 18 to the Company's audited financial statements for the fiscal year ended December 31, 2006 included in the Company's Annual Report on Form 10-K filed with the SEC on February 27, 2007. There can be no assurance that the FAS 123(R) amounts will ever be realized.

(3) The amounts in column (f) reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123(R) of stock option awards and thus may include amounts from awards granted in and prior to 2006. Assumptions used in the calculation of these amounts are included in footnote 18 to the Company's audited financial statements for the fiscal year ended December 31, 2006 included in the Company's Annual Report on Form 10-K filed with the SEC on February 27, 2007. There can be no assurance that the FAS 123(R) amounts will ever be realized.

(4) Because Messsrs. Flaws and Miller are eligible for retirement based on their age and years of service with the Company and their options will automatically vest upon retirement, the Company expenses the full value of their options upon grant for purposes of FAS 123(R).

(5) All of the annual cash bonuses paid to the Named Executive Officers are performance-based. Cash bonuses are paid annually through two plans: (i) GoalSharing; and (ii) the Performance Incentive Plan. Awards earned under the 2006 GoalSharing plan were 7.15% of each Named Executive Officer's year-end base salary and were paid in February 2007. Awards earned under the 2006 Performance Incentive Plan were based on actual corporate performance compared to the Adjusted Net Profit After Tax goals established for the plans in February 2006. As a result of actual performance, each of the Named Executive Officers earned Performance Incentive Plan awards equal to 200% of their annual target bonus opportunities (established as a percentage of annual base salary). Cash awards earned under the Performance Incentive Plan for 2006 will be paid in March 2007. The following table indicates awards earned under the Goalsharing Plan and the Performance Incentive Plan:

Name	Base Salary	2006 PIP Target %	Actual 2006 PIP Performance Results %	2006 PIP $ Award	2006 GoalSharing Performance	2006 GoalSharing $ Award
Wendell P. Weeks	$952,000	100%	200%	$1,904,000	7.15%	$68,068
James B. Flaws	759,000	80%	200%	1,214,400	7.15%	54,269
Kirk P. Gregg	535,000	75%	200%	802,500	7.15%	38,253
Joseph A. Miller, Jr.	563,000	75%	200%	844,500	7.15%	40,255
Peter F. Volanakis	780,000	85%	200%	1,326,000	7.15%	55,770

(6) The amounts in column (h) reflect the actuarial increase in the present value of the Named Executive Officer's benefits under all pension plans established by the Company determined using interest rate and mortality rate assumptions consistent with those used in the Company's financial statements and includes amounts which the Named Executive Officer may not currently be entitled to receive because such amounts are not vested.

Column (h) also is used to report the amount of above market earnings on compensation that is deferred under the nonqualified deferred compensation plans. Corning does not have any above market earnings under its nonqualified deferred compensation plan, also referred to as the Supplemental Investment Plan.

(7) The following table shows "All Other Compensation" including amounts provided to the Named Executive Officers under the 2006 Executive Allowance Program. On January 1, 2007, tax preparation, financial counseling and other professional services were no longer eligible for payment for the Named Executive Officers under the Executive Allowance Program. Personal aircraft rights and home security are the only eligible services for the Named Executive Officers under the 2007 Executive Allowance Program. The value of the personal aircraft rights in the table below was calculated using the incremental cost of providing such perquisites and is calculated based on the average variable operating costs to the Company. Hourly rates are developed using variable operating costs that include fuel costs, mileage, maintenance, crew travel expenses, catering and other miscellaneous variable costs. The fixed costs that do not change based on usage, such as pilot salaries, hanger expense and general taxes and insurance are excluded. The values for tax preparation/ financial counseling and other perquisites reflect the costs incurred by the Named Executive Officer and reimbursed by the Company or the cost attributable to the perquisite.

Name	Company Match on Qualified 401(k) Plan	Company Match on Supplemental Investment Plan	Value of Personal Aircraft Rights	Tax Preparation/ Financial Counseling (Including Investment and Estate Planning)	Other Perquisites (i)	TOTALS
Wendell P. Weeks	$10,554	$ 39,072	$41,820	$81,015	$6,031	$178,492
James B. Flaws	13,585	108,572	63,960	25,415	$6,916	218,448
Kirk P. Gregg	6,667	47,017	47,355	33,895	$4,188	139,122
Joseph A. Miller, Jr.	8,800	16,890	47,919	31,000	$6,728	111,337
Peter F. Volanakis	8,955	93,616	42,538	34,082	$6,984	186,175

(i) The amounts include:

- cost attributable to home security;
- cost attributable to executive physicals; and
- cost attributable to service awards.

Grants of Plan-Based Awards

The table discloses the actual number of stock options and restricted stock awards granted and the grant date fair value of these awards. It also captures potential future payouts under the Company's non-equity and equity compensation plans. There can be no assurance that the Grant Date Fair Value of Stock and Stock Option Awards will ever be realized.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards							
(a)	(b)	(c)	(d)(1)	(e)(1)	(f)(1)	(g)(2)	(h)(2)	(i)(2)	(j)	(k)	(l)	(m)	(n)
Name	Grant Date	Date of Committee Action	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Closing Market Price on Date of Grant	Grant Date Fair Value of Stock and Option Awards
Wendell P. Weeks	n/a		$ 0	$952,000	$1,904,000								
	n/a		0	47,600	95,200								
	01/02/06	12/07/05							—	80,750	$19.68	$19.66	$632,273
	02/01/06	12/07/05							—	80,750	24.72	25.05	735,633
	12/06/06	12/06/06							—	136,500	21.89	21.89	1,063,335
	12/06/06	12/06/06				0	123,000	184,500					2,692,470
James B. Flaws	n/a		0	607,200	1,214,400								
	n/a		0	37,950	75,900								
	01/02/06	12/07/05							—	38,500	19.68	19.66	301,455
	02/01/06	12/07/05							—	38,500	24.72	25.05	350,735
	12/06/06	12/06/06							—	66,000	21.89	21.89	514,140
	12/06/06	12/06/06				0	60,000	90,000	—				1,313,400
Kirk P. Gregg	n/a		0	401,250	802,500								
	n/a		0	26,750	53,500								
	01/02/06	12/07/05							—	29,250	19.68	19.66	229,028
	02/01/06	12/07/05							—	29,250	24.72	25.05	266,468
	08/07/06	N/A(3)							—	20,396	18.32	18.53	171,938
	10/27/06	N/A(3)							—	14,520	20.59	20.59	98,881
	11/03/06	N/A(3)							—	16,495	20.51	20.51	110,187
	12/06/06	12/06/06							—	48,000	21.89	21.89	373,920
	12/06/06	12/06/06				0	44,000	66,000					963,160
Joseph A. Miller, Jr.	n/a		0	422,250	844,500								
	n/a		0	28,150	56,300								
	01/02/06	12/07/05							—	29,250	19.68	19.66	229,028
	02/01/06	12/07/05							—	29,250	24.72	25.05	266,468
	12/06/06	12/06/06							—	55,500	21.89	21.89	432,345
	12/06/06	12/06/06				0	49,000	73,500					1,072,610
Peter F. Volanakis	n/a		0	663,000	1,326,000								
	n/a		0	39,000	78,000								
	01/02/06	12/07/05							—	55,500	19.68	19.66	434,565
	02/01/06	12/07/05							—	55,500	24.72	25.05	505,605
	12/06/06	12/06/06							—	96,000	21.89	21.89	747,840
	12/06/06	12/06/06				0	86,000	129,000					1,882,540

(1) The amounts shown in columns (d), (e) and (f) reflect the payment levels under the Company's 2006 Performance Incentive Plan and 2006 GoalSharing Plan. Opportunities under these plans are cash payments. If the threshold level of performance is not met then payout will be 0%. If the target amount of performance is met then payout is 100% of the target award. If the maximum level of performance is met then payout is 200% of the target award. These amounts are based on the individual's 2006 year end salary.

(2) The amounts shown in columns (g), (h) and (i) reflect the range of award levels for performance shares under the Company's 2007 Corporate Performance Plan. Opportunities under this plan are shares of Corning stock. If the threshold level of performance is not met then payout will be 0%. If the target amount of performance is met then payout is 100% of the target award. If the maximum level of performance is met then payout is 150% of the target award.

(3) Stock option grants to Mr. Gregg on these dates are reload stock options allowable under the Corning plan for stock option awards prior to February 28, 2003. Please see footnote (1) under the "Option Exercises and Stock Vested" table on page 39.

Outstanding Equity Awards at Fiscal Year-End

The following table shows outstanding stock option awards classified as exercisable and unexercisable as of December 31, 2006. A significant number of the stock options listed for Messrs. Weeks, Flaws, Gregg and Volanakis have exercise prices above $30 per share and are therefore significantly underwater compared to the year-end market value of Corning stock. The table also shows unvested restricted stock awards assuming a market value of $18.71 a share (the closing market price of the Company's stock on December 29, 2006).

(a)	(b)	(c)(1)	(d)	(e)	(f)	(g)(2)	(h)	(i)(3)	(j)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Wendell P. Weeks	117,000	0	0	$ 31.83	11/30/09	555,000	$10,384,050	123,000	$2,301,330
	600,000	0	0	61.91	04/26/10				
	2,100,000	0	0	70.75	12/05/10				
	89,945	0	0	9.95	12/04/11				
	436,250	0	0	7.74	01/31/12				
	283,333	0	0	3.80	01/02/13				
	283,334	0	0	4.15	02/02/13				
	147,000	0	0	11.21	12/02/13				
	73,500	0	0	10.40	01/01/14				
	73,500	0	0	12.79	02/01/14				
	173,000	0	0	12.70	11/30/14				
	0	86,500	0	11.84	01/02/15				
	0	86,500	0	10.98	01/31/15				
	43,333	86,667	0	13.68	04/27/15				
	161,500	0	0	21.08	12/06/15				
	0	80,750	0	19.68	01/02/16				
	0	80,750	0	24.72	01/31/16				
	0	136,500	0	21.89	12/06/16				

(a) Name	(b) Number of Securities Underlying Unexercised Options (#) Exercisable	(c)(1) Number of Securities Underlying Unexercised Options (#) Unexercisable	(d) Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	(e) Option Exercise Price ($)	(f) Option Expiration Date	(g)(2) Number of Shares or Units of Stock That Have Not Vested (#)	(h) Market Value of Shares or Units of Stock That Have not Vested ($)	(i)(3) Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	(j) Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
James B. Flaws	60,000	0	0	31.83	11/30/09	390,500	7,306,255	60,000	1,122,600
	540,000	0	0	72.11	06/05/10				
	3,525	0	0	100.26	02/04/07				
	5,994	0	0	96.25	10/05/08				
	150,000	0	0	70.75	12/05/10				
	540,000	0	0	54.63	12/21/10				
	133,333	0	0	4.06	12/03/12				
	233,334	0	0	4.15	02/02/13				
	105,000	0	0	11.21	12/02/13				
	52,500	0	0	10.40	01/01/14				
	52,500	0	0	12.79	02/01/14				
	115,000	0	0	12.70	11/30/14				
	0	57,500	0	11.84	01/02/15				
	0	57,500	0	10.98	01/31/15				
	6,561	0	0	15.24	01/31/12				
	6,562	0	0	15.24	10/05/08				
	6,564	0	0	15.24	12/04/11				
	77,000	0	0	21.08	12/06/15				
	0	38,500	0	19.68	01/02/16				
	0	38,500	0	24.72	01/31/16				
	0	66,000	0	21.89	12/06/16				
Kirk P. Gregg	54,000	0	0	31.83	11/30/09	264,500	4,948,795	44,000	823,240
	375,000	0	0	72.11	06/05/10				
	85,000	0	0	70.75	12/05/10				
	375,000	0	0	54.63	12/21/10				
	187,500	0	0	9.95	12/04/11				
	231,375	0	0	7.74	01/31/12				
	158,334	0	0	4.15	02/02/13				
	79,000	0	0	11.21	12/02/13				
	39,500	0	0	10.40	01/01/14				
	39,500	0	0	12.79	02/01/14				
	86,000	0	0	12.70	11/30/14				
	0	43,000	0	11.84	01/02/15				
	0	43,000	0	10.98	01/31/15				
	6,741	0	0	14.84	10/05/08				
	15,369	0	0	14.84	01/02/13				
	6,522	0	0	19.47	12/02/07				
	28,906	0	0	19.47	10/05/08				
	22,398	0	0	19.40	10/05/08				
	58,500	0	0	21.08	12/06/15				
	0	29,250	0	19.68	01/02/16				

(a) Name	(b) Number of Securities Underlying Unexercised Options (#) Exercisable	(c)(1) Number of Securities Underlying Unexercised Options (#) Unexercisable	(d) Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	(e) Option Exercise Price ($)	(f) Option Expiration Date	(g)(2) Number of Shares or Units of Stock That Have Not Vested (#)	(h) Market Value of Shares or Units of Stock That Have not Vested ($)	(i)(3) Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	(j) Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
	0	29,250	0	24.72	01/31/16				
	0	20,396	0	18.32	01/02/13				
	0	14,520	0	20.97	12/03/12				
	0	16,495	0	20.51	12/03/12				
	0	48,000	0	21.89	12/06/16				
Joseph A. Miller, Jr.	100,000	0	0	15.87	07/30/11	268,000	5,014,280	49,000	916,790
	110,000	0	0	9.95	12/04/11				
	79,000	0	0	11.21	12/02/13				
	39,500	0	0	10.40	01/01/14				
	39,500	0	0	12.79	02/01/14				
	86,000	0	0	12.70	11/30/14				
	0	43,000	0	11.84	01/02/15				
	0	43,000	0	10.98	01/31/15				
	58,500	0	0	21.08	12/06/15				
	0	29,250	0	19.68	01/02/16				
	0	29,250	0	24.72	01/31/16				
	0	55,500	0	21.89	12/06/16				
Peter F. Volanakis	60,000	0	0	31.83	11/30/09	381,000	7,128,510	86,000	1,609,060
	1,542	0	0	64.92	12/02/07				
	600,000	0	0	72.11	06/05/10				
	4,272	0	0	95.58	12/02/07				
	4,127	0	0	61.38	10/05/08				
	150,000	0	0	70.75	12/05/10				
	600,000	0	0	54.63	12/21/10				
	3,248	0	0	30.80	10/05/08				
	339,945	0	0	9.95	12/04/11				
	337,081	0	0	7.74	01/31/12				
	50,000	0	0	4.15	02/02/13				
	105,000	0	0	11.21	12/02/13				
	52,500	0	0	10.40	01/01/14				
	52,500	0	0	12.79	02/01/14				
	115,000	0	0	12.70	11/30/14				
	0	57,500	0	11.84	01/02/15				
	0	57,500	0	10.98	01/31/15				
	41,666	83,334	0	13.68	04/27/15				
	111,000	0	0	21.08	12/06/15				
	0	55,500	0	19.68	01/02/16				
	0	55,500	0	24.72	01/31/16				
	0	96,000	0	21.89	12/06/16				

(1) The Company uses various vesting schedules. Options typically vest over a one to three year period.

(2) Under the Company's Corporate Performance Plan the 2004 performance cycle has been earned and will become vested on February 1, 2007; the 2005 performance cycle has been earned and will become vested on February 1, 2008; and the 2006 performance cycle has been earned and will become vested on February 1, 2009.

(3) Under the Company's Corporate Performance Plan the 2007 performance cycle is unearned and unvested.

Option Exercises and Stock Vested

The following table sets forth certain information regarding options exercised during 2006 for the Named Executive Officers. No stock awards were vested for the Named Executive Officers in 2006.

	Option Awards		Stock Awards	
(a)	(b)	(c)	(d)	(e)
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Wendell P. Weeks	1,753,171	$13,329,413	—	$0
James B. Flaws	1,208,140	14,033,646	—	0
Kirk P. Gregg(1)	478,916	4,733,820	—	0
Joseph A. Miller, Jr.	158,332	2,488,499	—	0
Peter F. Volanakis	913,333	9,124,840	—	0

(1) Stock options granted prior to February 28, 2003, provided that if options were exercised using already owned Corning Common Stock, the opportunity for recognition of future market price fluctuations would be restored through an automatic grant of options equal to the number of shares tendered and at the same current market price as was recognized for purposes of exercising such options. These are known as "reload" options. Mr. Gregg was granted 51,711 of such "reload" options in 2006. The "reload" feature was no longer included in stock options granted on or after February 28, 2003. An active employee may only use the reload feature once for each grant (i.e. an active employee may not reload a reload option).

Retirement Plans

Qualified Pension Plan

Corning sponsors a qualified defined benefit Pension Plan to provide retirement income to Corning's U.S. based employees. The plan pays benefits for salaried employees based upon career average plan compensation (regular salary and cash awards that are paid (including deferred compensation with respect to the non-qualified supplemental pension plans) such as those paid under its Variable Compensation Plans) and years of credited service. Salaried employees are required to contribute 2% of compensation in excess of the Social Security Wage Base up to the compensation limit imposed by the Internal Revenue Code of 1986, as amended. Salaried and non-union hourly employees may also contribute 2% of pay up to the Social Security Wage Base on a voluntary basis to increase pension benefits.

Corning amended its pension plan effective July 1, 2000 to include a cash balance component. All salaried and non-union hourly employees as of July 1, 2000 were given a choice to prospectively accrue benefits under the career average earnings formula or a cash balance formula, if so elected. All salaried and non-union hourly employees hired on or after July 1, 2000 earn benefits under the cash balance formula only.

Benefits earned under the career average earnings formula are equal to 1.5% of plan compensation plus 0.5% of plan compensation on which employee contributions have been made. Under the career average earnings formula, participants may retire as early age 55 with five years of service. Unreduced benefits are available when a participant attains the earlier of age 60 with five years of service or age 55 with 30 years of service. Otherwise, benefits are reduced 4% for each year by which retirement precedes the attainment of age 60. Pension benefits earned under the career average earnings formula are distributed in the form of a lifetime annuity with six years of payments guaranteed.

Benefits earned under the cash balance formula are expressed in the form of a hypothetical account balance. Each month a participant's cash balance account is increased by (1) pay credits based on the participant's plan compensation for that month and (2) interest credits based on the participant's hypothetical account balance at the end of the prior month. Pay credits vary between 3% and 8% of an individual's eligible compensation based on the participant's age plus service at the end of the year. Interest credits are based on 10-year Treasury bond yields. Pension benefits under the cash balance formula may be distributed as either a lump sum of the participant's hypothetical account balance or an actuarial equivalent life annuity.

Mr. Weeks, Mr. Flaws and Mr. Volanakis are earning benefits under the career average earnings formula. Mr. Gregg earned benefits under the career average earnings formula up to December 31, 2000 and is currently earning benefits under the cash balance formula. Mr. Miller is earning benefits under the cash balance formula. Mr. Flaws and Mr. Miller are currently eligible to retire under the plan.

Corning's contributions to the plan are determined by the plan's actuaries and are not determined on an individual basis. The amount of benefits payable under the plan and attributable to Corning's contribution is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended.

Supplemental Pension Plan and Executive Supplemental Pension Plan

Corning also maintains nonqualified pension plans to attract and retain a highly-motivated workforce by providing eligible employees with retirement benefits in excess of those permitted under the qualified plan. The benefits provided under the Supplemental Pension Plan will be approximately equal to the difference between the benefits provided under the Qualified Pension Plan and benefits that would have been provided thereunder if not for the limitations of the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended.

Certain employees, including each of the Named Executive Officers, participate in the Executive Supplemental Pension Plan. Participants earning benefits under the Executive Supplemental Pension Plan forfeit benefits for which they would have been eligible under the Supplemental Pension Plan. Under the Executive Supplemental Pension Plan participants earn benefits based on the highest 60 consecutive months of average plan compensation over the last 120 months immediately preceding the date of termination of employment. Plan compensation is defined as base pay plus bonuses paid, including cash payments of GoalSharing Awards, Division Cash Awards, Individual Outstanding Contributor Awards and cash payments under the Performance Incentive Plan.

A change in the benefits provided under the Executive Supplemental Pension Plan formula was approved in December 2006. Gross benefits determined under this plan are equal to one of two benefit formulas:

Formula A: 2.0% of average plan compensation multiplied by years of service up to 25 years; or

Formula B: 1.5% of average plan compensation multiplied by years of service (with no limit on the years of service).

Subsequent to the December 2006 change in formula, benefits are determined under Formula B for Mr. Flaws and Formula A for all other Named Executive Officers.

Amounts earned under the Qualified Pension Plan will offset benefits earned under the preceding formulas.

Participants may retire as early as age 55 with 10 years of service. Unreduced benefits under Formula A and Formula B are available when a participant attains the earlier of age 60 with 10 years of service or age 55 with 25 years of service. Otherwise, benefits from both formulas are reduced 4% for each year by which retirement precedes the attainment of age 60.

Occasionally, Corning needs to hire senior mid-career executives. In order to attract appropriate executive talent, Corning may grant additional years of pension service under its nonqualified plans. Corning has an agreement with Mr. Gregg to provide nine extra years of benefit service under the Executive Supplemental Pension Plan for retirement on or after age 55.

Benefits earned under the Executive Supplemental Pension Plan are distributed in the form of a lifetime annuity, with six years of payments guaranteed. Under the terms of a pre-existing agreement, Corning will purchase a life annuity from an insurance company to pay benefits due to Mr. Flaws under this plan. Mr. Flaws and Mr. Miller are currently eligible to retire under the plan.

Pension Benefits

The table below shows the present value of accumulated benefits payable to each of the Named Executive Officers, including the number of years of service credited to each such Named Executive Officer, under each of the Qualified Pension Plan and the Executive Supplemental Retirement Plan ("SERP") determined using interest rate and mortality rate assumptions consistent with those used in the Company's financial statements. These assumptions are described under Note 13 to our Financial Statements for the year ended December 31, 2006, which is located on page 81 of our Annual Report on Form 10-K filed with the SEC on February 27, 2007. Information regarding the Qualified Pension Plan and the Executive Supplemental Retirement Plan can be found under the heading "Retirement Plans" on page 39.

(a) Name	(b) Plan Name	(c) Number of years Credited Service (#)	(d) Present Value of Accumulated Benefit ($)	(e) Payments During Last Fiscal Year ($)
Wendell P. Weeks	Qualified Pension Plan	24	$ 659,673	$0
	SERP	24	6,305,439	0
James B. Flaws	Qualified Pension Plan	34	1,463,412	0
	SERP	34	9,861,853	0
Kirk P. Gregg	Qualified Pension Plan	13	242,405	0
	SERP	22(1)	3,439,441	0
Joseph A. Miller, Jr.	Qualified Pension Plan	6	80,582	0
	SERP	6	1,134,932	0
Peter F. Volanakis	Qualified Pension Plan	25	564,219	0
	SERP	25	6,619,818	0

(1) Pursuant to an agreement between the Company and Mr. Gregg when he was hired, Mr. Gregg will be provided with nine additional years of benefit service under the Executive Supplemental Pension Plan upon retirement on or after age 55. The incremental value of these additional years of service has the impact of increasing Mr. Gregg's total pension benefit from 26% of final average pay to 44% of final average pay.

The compensation covered by the Qualified Pension Plan and the Executive Supplemental Pension Plan for the Named Executive Officers is the "Salary" and "Non-Equity Incentive Plan Compensation" set forth in the "Summary Compensation Table" on page 32. Bonuses are included as compensation in the calendar year paid. As of December 31, 2006, annual payments under the plans would be based upon an average annual compensation of $2,924,068 for Mr. Weeks; $2,027,669 for Mr. Flaws; $1,375,753 for Mr. Gregg; $1,447,755 for Mr. Miller and $2,161,770 for Mr. Volanakis.

Nonqualified Deferred Compensation

The following table shows the contributions, earnings and account balances for the Named Executive Officers in the Supplemental Investment Plan. Pursuant to the Company's Supplemental Investment Plan, certain executives, including the Named Executive Officers, may defer base salary and/or cash earned under the Company's Performance Incentive Plan and GoalSharing Plan. An executive may defer all or a portion of his or her annual base salary plus non-equity incentive compensation up to 75% of the eligible compensation under the Supplemental Investment Plan.

(a) Name	(b) Executive Contributions in Last FY ($)	(c) Registrant Contributions in Last FY ($)	(d) Aggregate Earnings in Last FY ($)	(e) Aggregate Withdrawals/ Distributions ($)	(f) Aggregate Balance of Last FYE ($)
Wendell P. Weeks	$ 39,667	$ 39,072	$ 61,863	$0	$1,031,979
James B. Flaws	204,712	108,572	107,839	0	1,962,884
Kirk P. Gregg	70,525	47,017	17,717	0	1,002,392
Joseph A. Miller, Jr.	25,335	16,890	4,418	0	90,282
Peter F. Volanakis	380,166	93,616	208,369	0	2,158,214

Arrangements with Named Executive Officers

Severance Agreements

We have entered into severance agreements with each of our Named Executive Officers. These severance agreements will terminate if any executive leaves the employ of Corning for any reason or ceases to be an officer of Corning.

Severance Agreement---Mr. Weeks:

Generally under Mr. Weeks severance agreement he is entitled to the following if he is terminated involuntarily, other than for cause.

- Accrued but unpaid compensation (lump sum payment);
- A severance amount equal to 2.99 times his then base salary plus an annual Bonus Amount (as defined in the agreement) (lump sum payment);
- Continued participation in the Company's benefit plans for three years;
- Upon request, purchase of his principal residence; and
- Receipt of an additional three years of service credit under Corning's Executive Supplemental Retirement Plan.

If however, Mr. Weeks is terminated for cause (as defined below), other than for "good reason" (as defined in the agreement) or by reason of death he will be entitled to:

- Accrued but unpaid compensation (lump sum payment).

Cause means:

- Conviction of a felony;
- Commission of a fraud, theft or embezzlement that materially damages the financial condition of Corning; or
- Gross abdication of duties.

In each case, subject to certain conditions.

Severance Agreement---Other Named Executive Officers

Generally under the severance agreements an executive is entitled to severance payments if he/she is terminated involuntarily other than for cause. Cause means:

- Conviction of a felony or misdemeanor involving moral turpitude;
- Material breach of Corning's Code of Conduct;
- Gross abdication of duties; or
- Misappropriation of Corning's assets or dishonesty or business conduct that causes material harm to Corning.

In addition, involuntary termination of an executive does not include:

- Voluntary termination;
- Voluntary retirement at or after age 55;
- Termination as a result of disability or death;
- Termination of employment as a result of the sale of all or part of Corning's business and the executive has an opportunity to continue employment with buyer for comparable total compensation; and
- Termination as a result of a change in control of Corning if the executive has a separate change in control agreement.

Under the severance agreements the Named Executive Officer, other than Mr. Weeks, is entitled to receive the following:

- Accrued but unpaid compensation (lump sum payment);
- A severance amount equal to 2.99 times the executive then base salary plus an annual Bonus Amount (as defined in the agreement) (two times in the case of Mr. Gregg and Mr. Miller) (lump sum payment);
- Continued medical, dental and hospitalization benefits for 24 months;
- Upon request, purchase of the executive's principal residence;
- Receipt of an additional 2.99 years of service credit under Corning's qualified or nonqualified retirement plans (two years in the case of Mr. Gregg and Mr. Miller); and

- Outplacement benefits (lump sum payment).

The following table reflects the amounts that would be payable under the various arrangements assuming termination occurred at December 31, 2006.

Termination Scenarios (Including Severance if Eligible)

Name	Description	Voluntary	For Cause	Death	Disability	Without Cause
Wendell P Weeks	Severance Amount	$ n/a	$ n/a	$ n/a	$ n/a	$5,835,284
	Value of Benefits Continuation	n/a	n/a	n/a	n/a	45,000 (2)
	Value of Outplacement Services	n/a	n/a	n/a	n/a	n/a
	Purchase of Principal Residence	n/a	n/a	n/a	n/a	200,000 - 1,000,000(1)
	Pension-NQ annuity	106,015	$0	106,015	212,030	106,015
	Pension-NQ lump sum	n/a	n/a	n/a	n/a	n/a
	Pension-Qualified annuity	73,895	73,895	36,948	73,895	73,895
James B Flaws	Severance Amount	n/a	n/a	n/a	n/a	4,198,409
	Value of Benefits Continuation	n/a	n/a	n/a	n/a	30,000 (2)
	Value of Outplacement Services	n/a	n/a	n/a	n/a	25,000 to 50,000
	Purchase of Principal Residence	n/a	n/a	n/a	n/a	200,000 - 1,000,000(1)
	Pension-NQ annuity	558,032	$0	279,016	558,032	558,032
	Pension-NQ lump sum	n/a	n/a	n/a	n/a	n/a
	Pension-Qualified annuity	113,339	113,339	56,669	113,339	113,339
Kirk P Gregg	Severance Amount	n/a	n/a	n/a	n/a	1,926,000
	Value of Benefits Continuation	n/a	n/a	n/a	n/a	30,000 (2)
	Value of Outplacement Services	n/a	n/a	n/a	n/a	25,000 to 50,000
	Purchase of Principal Residence	n/a	n/a	n/a	n/a	200,000 - 1,000,000(1)
	Pension-NQ annuity	42,662	$0	42,662	54,317	42,662
	Pension-NQ lump sum	0	0	0	0	0
	Pension-Qualified annuity	23,878	23,878	11,939	23,878	23,878
	Pension-Qualified lump sum	104,899	104,899	104,899	104,899	104,899
Joseph A Miller, Jr.	Severance Amount	n/a	n/a	n/a	n/a	2,026,800
	Value of Benefits Continuation	n/a	n/a	n/a	n/a	30,000 (2)
	Value of Outplacement Services	n/a	n/a	n/a	n/a	25,000 to 50,000
	Purchase of Principal Residence	n/a	n/a	n/a	n/a	1,700,000 - 2,300,000(1)
	Pension-NQ annuity	101,442	$0	44,888	101,442	101,442
	Pension-NQ lump sum	n/a	n/a	n/a	n/a	n/a
	Pension-Qualified annuity	80,582	80,582	80,582	80,582	80,582
Peter F Volanakis	Severance Amount	n/a	n/a	n/a	n/a	4,431,180
	Value of Benefits Continuation	n/a	n/a	n/a	n/a	30,000 (2)
	Value of Outplacement Services	n/a	n/a	n/a	n/a	25,000 to 50,000
	Purchase of Principal Residence	n/a	n/a	n/a	n/a	200,000 - 1,000,000(1)
	Pension-NQ annuity	290,672	$0	290,672	581,344	290,672
	Pension-NQ lump sum	n/a	n/a	n/a	n/a	n/a
	Pension-Qualified annuity	57,988	57,988	28,994	57,988	57,988

(1) Corning is unable to accurately estimate the value that may be delivered under this provision as it requires an independent appraisal of the executive's residence as well as a calculation of the executive's purchase price of the residence plus documented improvements made to the property. These values are not maintained by Corning in its normal course of business. They are required only if an executive is terminated. Under the terms of the severance agreements, an executive may request that the Company purchase the executive's principal residence in the Corning, New York area. Such purchase must be finalized within 12 months of the executive's termination date and shall be made at the greater of (i) the residence's appraised value at the termination date, as determined in accordance with the Company's relocation policies in effect immediately prior to the involuntary termination, or (ii) the total cost of the residence plus improvements and tax gross-

up as applicable ("Protected Value"), as determined in accordance with the Company's Protected Value policy in effect as of the date of the relevant severance agreement. The values above represent estimates of how much the Protected Value calculation may exceed the appraised value of the property and includes an associated tax gross up.

(2) Value of medical and dental benefits continuation estimated at $15,000 per year (three years of benefits continuation for Mr. Weeks and two years of benefits continuation for Messrs Flaws, Gregg, Miller and Volanakis).

Effective for all executive severance agreements and executive change-in-control agreements entered into after July 21, 2004, the Compensation Committee and Board of Directors approved a policy to limit benefits that may be provided to an executive under any new agreement to 2.99 times the executive's annual compensation of base salary plus target bonus (the "Overall Limit"). All of the Named Executive Officers had pre-existing executive severance and change-in-control agreements that were executed prior to July 21, 2004 and are thus not affected by this Overall Limit.

Change In Control Agreements

We have entered into change in control agreements with each of the Named Executive Officers. These agreements are intended to provide for continuity of management if there is a change in control of Corning. These agreements will be effective until the executive leaves the employ of Corning or until the executive ceases to be an officer of Corning.

Change In Control Agreement—Mr. Weeks

Generally, under the agreement currently in effect, a change in control is defined to include:

- Any person (as defined in the Securities Exchange Act of 1934, as amended) acquires 30% or more of Corning's voting securities ("beneficial owner");
- A beneficial owner acquires 50% or more of Corning's voting securities;
- A majority of Corning's directors are replaced during the term of the agreement without approval of at least two-thirds of the existing directors or directors previously approved by the existing directors;
- Any merger, consolidation or reorganization involving Corning, unless the outstanding voting securities of Corning prior to the transaction continue to represent at least 50% of the voting securities of Corning or the new company;
- Corning is liquidated or dissolved; or
- All or substantially all of Corning's assets are sold or disposed of.

If during the term of the agreement a change in control occurs, Mr. Weeks is entitled to the following:

- All restrictions on Long-Term Cash Amounts (as defined in the agreement) will lapse and become vested (lump sum payment);
- All restrictions on restricted stock would lapse and all unvested options would vest and become exercisable.

If his employment is terminated (i) without cause (as defined in the agreement), or (ii) he resigns for good reason (as defined in the agreement) within a "Potential Change in Control Period" (as defined in the agreement), or (iii) he resigns for any reason within four years following a change in control, or (iv) he is terminated for any reason by Corning, then Mr. Weeks is entitled to the following:

- Accrued but unpaid compensation (lump sum payment);

- A severance amount equal to three times his then base salary plus an annual Bonus Amount (as defined in the agreement) (lump sum payment);
- Continued participation in the Company's benefit plans for 36 months (lump sum payment);
- All restrictions on restricted stock and Long-Term Cash Amounts (as defined in the agreement) would lapse and all unvested options would vest and become exercisable (lump sum payment with respect to Long-Term Cash Amounts);
- Upon request, purchase of his principal residence;
- Receipt of an additional five years of service credit under Corning's Executive Supplemental Pension Plan; and
- Outplacement benefits (lump sum payment).

In addition, Mr. Weeks is generally entitled to receive payment in an amount sufficient to make him whole for any federal excise tax on excess parachute payments.

Change In Control Agreement—Other Named Executive Officers

If during the term of the agreement a change in control (as defined above) occurs, the Named Executive Officer, other than Mr. Weeks, is entitled to the following:

- All restrictions on Long-Term Cash Amounts (as defined in the agreement) will lapse and become vested (lump sum payment);
- All restrictions on restricted stock would lapse and all unvested options would vest and become exercisable.

If a Named Executive Officer employment is terminated within a "Potential Change in Control Period" (as defined in the agreement) or four years following a change in control, the Named Executive Officer is entitled to the following:

- Accrued but unpaid compensation (lump sum payment);
- A severance amount equal to three times the executive then base salary plus an annual Bonus Amount (as defined in the agreement) (two times in the case of Mr. Gregg and Mr. Miller) (lump sum payment);
- Continued participation in the Company's benefit plans for 36 months (24 months in the case of Mr. Gregg and Mr. Miller) (lump sum payment);
- All restrictions on restricted stock and Long-Term Cash Amounts (as defined in the agreement) would lapse and all unvested options would vest and become exercisable (lump sum payment with respect to Long-Term Cash Amounts);
- Upon request, purchase of the executive's principal residence;
- Receipt of an additional five years of service credit under Corning's Executive Supplemental Pension Plan; and
- Outplacement benefits (lump sum payment).

If however, a Named Executive Officer is terminated for "cause" (as defined in the agreement), other than for "good reason" (as defined in the agreement) or by reason of death or "disability" (as defined in the agreement) the Named Executive Officer will be entitled to:

- Accrued but unpaid compensation (lump sum payment).

In addition, the Named Executive Officer is generally entitled to receive payment in an amount sufficient to make him/her whole for any federal excise tax on excess parachute payments.

The following table reflects the amounts that would be payable under the various arrangements assuming that a change of control occurred at December 31, 2006, including a gross-up for certain taxes in the event that any payments made in connection with a change of control would be subject to the excise tax imposed by Section 4999 of the Code.

	Cash-based						Equity-based			Taxes		
Executive	Cash Severance	Interrupted Perf. Cycles	SERP	Misc. Benefits	Excise Tax Gross Up	Total Cash-based	Interrupted Perf. Cycles	Stock-based Awards	Total Pre-Tax Benefit	Income Tax	Excise Tax	Total After-Tax Benefit
Wendell P. Weeks	$8,081,199	$ 952,000	$7,295,429	$140,000	$ 6,757,257	$23,225,885	$3,648,450	$8,434,433	$ 35,308,768	$14,442,169	$3,993,370	$16,873,229
James B. Flaws	5,866,440	607,200	8,989,187	140,000	5,002,475	20,605,302	1,740,030	6,405,725	28,751,057	11,759,901	2,956,338	14,034,818
Kirk P. Gregg	2,481,265	401,250	4,214,177	140,000	2,395,045	9,631,737	1,319,055	4,265,494	15,216,287	6,223,842	1,415,412	7,577,033
Joseph A. Miller, Jr	2,792,970	422,250	2,365,728	140,000	2,464,884	8,185,832	1,319,055	4,323,025	13,827,912	5,655,962	1,456,685	6,715,266
Peter F. Volanakis	5,859,060	663,000	7,061,329	140,000	4,222,023	17,945,412	2,497,785	5,889,392	26,332,588	10,770,687	2,495,110	13,066,792

In addition to the above, the Named Executive Officers may also request that Corning purchase their principal residence. This value is estimated to be in the range of $200,000 to $1,000,000 and $1,700,000 to $2,300,000 in the case of Mr. Miller. Corning is unable to accurately estimate the value as it requires an independent appraisal of the executive's residence as well as a calculation of the executive's purchase price of such residence plus documented improvements made to the property. This is data that Corning does not maintain in its normal course of business. See Footnote (1) to the "Termination Scenarios" table on page 44.

Directors Compensation

Only non-employee directors receive director fees. During 2006, Corning paid to non-employee directors:

- an annual cash retainer of $50,000; and
- $1,200 for each Board or committee meeting attended.

Chairmen of committees received an additional retainer ranging from $10,000 to $15,000 depending upon the committee chaired. Mr. O'Connor received $10,000 of additional compensation for his services as Lead Director during 2006. Mr. Houghton's annualized compensation for his services as non-executive Chairman of the Board during 2006 was $250,000, his prorated cash compensation for 2006 totaled $166,667.

Through the 2003 Equity Plan for Non-Employee Directors, each non-employee director annually receives a form of long-term equity compensation approved by the Compensation Committee. Non-employee directors generally receive their awards at the February meeting. If, however, a non-employee director is appointed between the February meeting and December 31, then that director will received his/her pro-rata award shortly after joining the Board.

During 2006, Corning issued to each non-employee director 1,618 shares, except for Mr. Cummings who received 412 shares, of Common Stock under the 2003 Equity Plan for Non-Employee Directors. These shares are subject to forfeiture and certain restrictions on transfer. In addition, Corning granted to each non-employee director, options covering 4,045 shares of Common Stock under the 2003 Equity Plan for Non-Employee Directors. These options vest ratably over a three-year period and expire on January 31, 2016. Mr. Cummings was granted options covering 1,029 shares of Common Stock under the 2003 Equity Plan for Non-Employee Directors. These options vest ratably over a three-year period and expire on October 3, 2016.

Non-employee directors are reimbursed for expenses (including costs of travel, food and lodging) incurred in attending Board, committee and shareholder meetings. While travel to such meetings may include the use of Company aircraft, if available or appropriate under the circumstances, the directors generally use commercial transportation or their own transportation. Directors are also reimbursed for reasonable expenses associated with other business activities, including participation in Director education programs.

Directors may defer any portion of their cash compensation. Amounts deferred shall be paid only in cash and while deferred may be allocated to (1) an account earning interest, compounded quarterly, at the rate equal to the greater of the prime rate of Citibank, N.A. at the end of each calendar quarter or the rate of return for the stable value fund under Corning's Investment Plans, (2) an account based upon the market value of our common stock from time to time, or (3) a combination of such accounts. At December 31, 2006, eight directors had elected to defer compensation.

Corning has a Directors' Charitable Giving Program funded by insurance policies on the lives of the directors. In 2006, Corning paid a total of $276,460 in premiums on such policies. Upon the death of a director, Corning will donate $1,250,000 (on behalf of a non-employee director) and $1,000,000 (on behalf of an employee director) to one or more qualified charitable organizations recommended by such director and approved by Corning. The directors derive no financial benefit from the Program as all charitable deductions and cash surrender value of life insurance policies accrue solely to Corning. Generally, one must be a director for five years to participate in the Program. Messrs. Brown, Flaws, Gund, Hennessy, Houghton, O'Connor, Ruding, Smithburg, Tookes, Volanakis, Weeks and Ms. Rieman are eligible to participate in the program. Directors are also eligible to participate in the Corning Foundation Matching Gift Program for eligible charitable organizations. The maximum gift total for a director participant in the program is $5,000 in any calendar year.

Corning also pays premiums on directors' and officers' liability insurance policies covering directors.

From time to time spouses may also join non-employee directors when traveling to or from Board, committee or shareholder meetings, which may include the use of Company aircraft. While Corning generally incurs no additional cost, this travel may result in the non-employee director recognizing income for tax purposes. Corning does not reimburse the non-employee director for the estimated taxes incurred in connection with such income.

Director Summary Compensation Table

The following table discloses the cash, equity awards and other compensation earned, paid or awarded, as the case may be, to each of the Company's non-employee directors for the fiscal year ended December 31, 2006.

(a)	(b)	(c)(2)	(d)(3)	(e)	(f)	(g)	(h)
Name	**Fees Earned or Paid in Cash ($)**	**Stock Awards ($)**	**Option Awards ($)**	**Non-Equity Incentive Plan Compensation ($)**	**Change in Pension Value and Nonqualified Deferred Compensation Earnings**	**All Other Compensation**	**Total ($)**
John S. Brown	$90,800	$40,029	$53,691	$0	$—	$ 315	$ 184,835
Robert F. Cummings, Jr.	26,900	10,007	9,736	0	—	315	46,958
Gordon Gund	103,200	40,029	53,691	0	—	315	197,235
John H. Hennessy	105,600	40,029	53,691	0	—	315	199,635
James R. Houghton	166,667(1)	—	—	0	—	2,600,003(4)	2,766,670
Jeremy R. Knowles	89,600	40,029	53,691	0	—	315	183,635
James J. O'Connor	128,200	40,029	53,691	0	—	315	222,235
Deborah D. Rieman	110,400	40,029	53,691	0	—	315	204,435
H. Onno Ruding	101,600	40,029	53,691	0	—	315	195,635
Eugene Sit	95,600	40,029	52,526	0	—	315	188,470
William D. Smithburg	116,600	40,029	53,691	0	—	315	210,635
Hansel E. Tookes II	105,200	40,029	53,691	0	—	315	199,235
Padmasree Warrior	80,000	40,029	25,663	0	—	315	146,007

(1) Mr. Houghton's annual compensation as non-executive chairman of the Board of $250,000, is prorated to reflect eight months in that position.

(2) The amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123(R) of restricted stock awards granted pursuant to the 2003 Equity Plan for Non-Employee Directors and thus may include amounts from awards granted in and prior to 2006. Assumptions used in the calculation of these amounts are included in footnote 18 to the Company's audited financial statements for the fiscal year ended December 31, 2006 included in the Company's Annual Report on Form 10-K filed with the SEC on February 27, 2007. There can be no assurance that the FAS 123(R) amounts will ever be realized. The grant date fair value of restricted stock to each director is the same as the value indicated in the table. Stock holdings for directors as of December 31, 2006, are shown on page 17 under the caption "Security Ownership of Certain Beneficial Owners".

(3) The amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123(R) of stock option awards granted pursuant to the 2003 Equity Plan for Non-Employee Directors and thus may include amounts from awards granted in and prior to 2006. Assumptions used in the calculation of these amounts are included in footnote 18 to the Company's audited financial statements for the fiscal year ended December 31, 2006 included in the Company's Annual Report on Form 10-K filed with the SEC on February 27, 2007. There can be no assurance that the FAS 123(R) amounts will ever be realized. The grant date fair value of stock options awarded to each of Messrs. Brown, Gund, Hennessy, Knowles, O'Connor, Ruding, Sit, Smithburg, Tookes and Mses. Rieman and Warrior was $36,987 and for Mr. Cummings $9,736. As of December 31, 2006, each Director has the following number of options outstanding: 62,948 for Mr. Brown; 1,029 for Mr. Cummings; 62,948 for Mr. Gund; 62,948 for Mr. Hennessy; 35,288 for Mr. Knowles; 20,496 for Mr. O'Connor; 60,838 for Ms. Rieman; 60,838 for Mr. Ruding; 16,264 for Mr. Sit; 62,948 for Mr. Smithburg; 58,588 for Mr. Tookes and 5,312 for Ms Warrior.

(4) Mr. Houghton stepped down as Executive Chairman on May 1, 2006. Mr. Houghton received the following while employed as Executive Chairman of Corning in 2006:

Salary(i)	Bonus	Stock Awards(ii)	Option Awards(iii)	Non-Equity Incentive Plan Compensation(iv)	Change in Pension Value And Excess Non-Qualified Deferred Compensation Earnings(v)	All Other Compensation(vi)
$277,333	$—	$653,480	$652,193	$297,246	$565,160	$154,279

(i) Mr. Houghton's salary of $832,000 per year prorated to reflect four months of service.

(ii) The amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123(R) of awards granted pursuant to the Corning Corporate Performance Plan and thus may include amounts from awards granted in and prior to 2006. Assumptions used in the calculation of this amount are included in footnote 18 to the Company's audited financial statements for the fiscal year ended December 31, 2006 included in the Company's Annual Report on Form 10-K filed with the SEC on February 27, 2007. Stock holdings for Mr. Houghton as of December 31, 2006, are shown on page 17 under the caption "Security Ownership of Certain Beneficial Owners".

(iii) The amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123(R) of awards granted pursuant to the Corning Corporate Performance Plan and thus may include amounts from awards granted in and prior to 2006. Assumptions used in the calculation of this amount is included in footnote 18 to the Company's audited financial statements for the fiscal year ended December 31, 2006 included in the Company's Annual Report on Form 10-K filed with the SEC on February 27, 2007. As of December 31, 2006, Mr. Houghton has 3,318,227 options outstanding.

(iv) Mr. Houghton's Bonus under the 2006 Performance Incentive Plan was his annual compensation of $832,000 times his 50% bonus target times 200% corporate performance prorated to reflect four months of service; Mr. Houghton Bonus under the Goalsharing Plan was 7.15% of his annual compensation of $832,000 prorated to reflect four months of service.

(v) Reflects the actual increase in the present value of Mr. Houghton's benefits under all pension plans established by the Company determined using interest rate and mortality rate assumptions consistent with those used in the Company's financial statements.

(vi) Includes the following: the aggregate incremental cost of Mr. Houghton's use of Company aircraft valued at $87,791; cost attributable to home security valued at $3,888; the value of the Company Investment Plan (401(k)) match of $8,800; the value of the Company Executive Supplemental Investment Plan match of $53,500; and other perquisites of $315. See footnote (7) of the Summary Compensation Table to determine how items are valued.

Report of Audit Committee of the Board of Directors

Report of Audit Committee of the Board of Directors

The purpose of the Audit Committee is to assist the Board of Directors in its general oversight of Corning's financial reporting, internal controls and audit functions. The Audit Committee operates under a written charter adopted by the Board of Directors. In February 2007, the Audit Committee amended its charter, a copy of which is attached to this proxy statement as Appendix A. The directors who serve on the Audit Committee have no financial or personal ties to Corning (other than director compensation and equity ownership as described in this proxy statement) and are all "financially literate" and "independent" for purposes of the New York Stock Exchange listing standards. That is, the Board of Directors has determined that none of the Audit Committee members have a relationship with Corning that may interfere with the member's independence from Corning and its management.

The Audit Committee met with management periodically during the year to consider the adequacy of Corning's internal controls and the objectivity of its financial reporting. The Audit Committee discussed these matters with Corning's independent auditors and with the appropriate financial personnel and internal auditors. The Audit Committee also discussed with Corning's senior management and independent auditors the process used for certifications by Corning's chief executive officer and chief financial officer which is required for certain of Corning's filings with the Securities and Exchange Commission. The Audit Committee met privately with both the independent auditors and the internal auditors, both of whom has unrestricted access to the Audit Committee.

The Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. Management is responsible for the preparation, presentation and integrity of Corning's financial statements; accounting and financial reporting principles; establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)); establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)); evaluating the effectiveness of disclosure controls and procedures; evaluating the effectiveness of internal control over financial reporting; and evaluating any change that has materially affected, or is reasonably likely to materially affect; internal control over financial reporting. The independent auditors are responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America, as well as expressing an opinion on (1) management's assessment of the effectiveness of internal control over financial reporting and (2) the effectiveness of internal control over financial reporting.

During the course of 2006, management updated the documentation, and performed testing and evaluation of Corning's system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. The Audit Committee was kept apprised of the progress of the evaluation and provided oversight and advice to management during the process. In connection with this oversight, the Audit Committee received periodic updates provided by management and the independent auditors at each regularly scheduled Audit Committee meeting. At the conclusion of the process, management provided the Audit Committee with, and the Audit Committee reviewed a report on, the effectiveness of Corning's internal control over financial reporting. The Audit Committee also reviewed the report of management contained in Corning's Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC, as well as PricewaterhouseCoopers LLP's Report of Independent Registered Public Accounting Firm included in Corning's Annual Report on Form 10-K related to its audit of (1) the consolidated financial statements and financial statement schedule, (2) management's assessment of the effectiveness of internal control over financial reporting, and (3) the effectiveness of internal control over financial reporting.

The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standard No. 61, "Communication with Audit Committees," and Public Company Accounting Oversight Board Auditing Standard No. 2, "An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements." In addition, the Audit Committee has received from the independent auditors the written disclosure required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and discussed with them their independence from Corning and its management. The Audit Committee has considered whether the provision of permitted non-audit services by the independent auditor to Corning is compatible with the auditor's independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors and the Board of Directors approved that the audited financial statements be included in Corning's Annual Report on Form 10-K for the year ended December 31, 2006.

The Audit Committee:
William D. Smithburg, Chairman
Deborah D. Rieman
H. Onno Ruding
Hansel E. Tookes, II

Independent Auditors

Fees Paid to Independent Auditors

The following table summarizes fees billed to Corning by PricewaterhouseCoopers LLP for professional services rendered as of and for the years ended December 31, 2005 and 2006:

	2005	2006
Audit Fees	$6,007,000	$7,390,000
Audit Related Fees	52,000	13,000
Tax Fees	1,061,000	921,000
All Other Fees	29,000	25,000
Total Fees	$7,149,000	$8,349,000

Audit Fees. These fees comprise professional services rendered in connection with the audit of Corning's consolidated financial statements, and reviews of Corning's quarterly consolidated financial statements on Form 10-Q's that are customary under auditing standards generally accepted in the United States. Audit fees also include statutory audits of Corning's foreign jurisdiction subsidiaries and consents for other SEC filings. Audit fees also include fees for professional services rendered for the audits of (i) management's assessment of the effectiveness of internal control over financial reporting and (ii) the effectiveness of internal control over financial reporting.

Audit Related Fees. These fees comprise professional services rendered in connection with audits of employee benefit plans, SEC registration statements, and carve-out audits supporting divestitures.

Tax Fees. These fees comprise statutory tax compliance, preparation and assistance for Corning's foreign jurisdiction subsidiaries, expatriate tax return compliance, and other tax compliance projects. Less than 5% of these fees comprise consulting fees and such consulting fees relate to international entities. Corning's intent is to minimize consulting services in this category.

All Other Fees. Includes a fee relating to licensing technical accounting software from the independent auditors and a fee to subscribe to two benchmarking studies published by the independent auditors. Corning's intent is to minimize services in this category.

Policy Regarding Audit Committee Pre-Approval of Audit and Permitted Non-Audit Services of Independent Auditors

The Audit Committee has adopted a policy for pre-approval of audit and permitted non-audit services by Corning's independent auditors. The full Audit Committee approves annually projected services and fee estimates for these services and establishes budgets for major categories of services. The Audit Committee Chairman has been designated by the Audit Committee to approve any services arising during the year that were not pre-approved by the Audit Committee and services that were pre-approved but the associated fees will materially exceed the budget established for the type of service at issue. Services approved by the Chairman are communicated to the full Audit Committee at its next regular meeting. For each proposed service, the independent auditors are required to provide back-up documentation detailing said service. The Audit Committee will regularly review summary reports detailing all services being provided to Corning by its independent auditors. During 2006, all services performed by the independent auditors were pre-approved.

PROPOSAL 2 — Ratification of Appointment of Independent Auditors

The Audit Committee is responsible for selecting Corning's independent auditors. At the meeting of the Audit Committee of the Board of Directors held on February 7, 2007, the Audit Committee appointed PricewaterhouseCoopers LLP as the independent auditors for the 2007 fiscal year. Although shareholder approval for this appointment is not required, the Audit Committee and the Board of Directors are submitting the selection of PricewaterhouseCoopers LLP for ratification to obtain the views of shareholders. If the appointment is not ratified, the Audit Committee will reconsider whether or not to retain that firm.

In making the appointment of PricewaterhouseCoopers LLP as Corning's independent auditors for the fiscal year beginning 2007, the Audit Committee considered whether PricewaterhouseCoopers LLP's provision of services other than audit services is compatible with maintaining independence as our independent auditors.

Corning expects representatives of PricewaterhouseCoopers LLP to be present at the Annual Meeting and available to respond to questions which may be raised there. These representatives may comment on the financial statements if they so desire.

THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE INDEPENDENT AUDITORS FOR FISCAL YEAR ENDED DECEMBER 31, 2007.

PROPOSAL 3 — Shareholder Proposal

The Board of Directors Unanimously Recommends A VOTE AGAINST This Proposal 3.

Mr. John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278-2453, as proxy for Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, NY 11021, who is the beneficial owner of 600 shares of Corning Common Stock, proposes to present the following resolution for adoption at the annual meeting of shareholders. In accordance with applicable proxy regulations, the proposal and supporting statements, for which Corning accepts no responsibility, are set forth below.

3 - Elect Each Director Annually

RESOLVED: Comprehensive commitment to adopt annual election of each director. Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director. This includes using all means in our Board's power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the vote required for formal adoption of this proposal topic.

This also includes complete transition from the current staggered system to 100% annual election of each director in one election cycle if feasible. Also to transition solely through direct action of our board if feasible.

This topic won our 72% support at the 2006 annual meeting. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic without waiting for a second 72% or higher vote. At least one proxy advisory service has recommend a no-vote for directors who do not adopt a shareholder proposal after it wins one majority vote. This topic also won a 67% yes-vote average at 43 major companies in 2006.

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said: "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

It is important to take one step forward and support this proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent investment research firm rated our company:

  "D" in Corporate Governance.

"Very High Concern" in Accounting.

"High" in Overall Governance Risk Assessment.

- We were allowed to vote on individual directors only once in 3-years - Accountability concern.
- Only one yes-vote from our 1-1/2 billion shares could elect (and entrench) a director for 3-years under our obsolete plurality voting system.
- We had to marshal an awesome 80% shareholder vote to make certain key governance improvements -- Entrenchment concern.
- Cumulative voting was not allowed.
- Our management was still protected by a poison pill with a 20% trigger.
- We had 16 directors - Unwieldy board concern and potential CEO dominance.
- Three directors were insiders - Lack of independence concern.
- A $1-1/4 million gift plan was available for our directors -- Conflict of interest concern.
- Our following directors served on boards rated D by the Corporate Library:

1)	Mr. Weeks	Merck (MRK)	D-rated
2)	Mr. Houghton	Exxon (XOM)	D-rated
3)	Mr. Smithburg	Abbott Laboratories (ABT)	D-rated
4)	Mr. O'Connor	UAL Corp. (UAUA)	D-rated
5)	Ms. Rieman	Kintera (KNTA)	D-rated
6)	Mr. Cummings	R.R. Donnelley (RRD)	D-rated
7)	Ms. Rein	Bank of New York (BK)	D-rated

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for annual election of each director.

Elect Each Director Annually
Yes on 3

BOARD OF DIRECTORS' RESPONSE

THE BOARD OF DIRECTORS OPPOSES THIS SHAREHOLDER PROPOSAL AND UNANIMOUSLY RECOMMENDS A VOTE AGAINST ITEM 3 FOR THE FOLLOWING REASONS:

Continuity and stability

We believe Corning's classified Board structure, with approximately one-third of the directors standing for election each year for three-year terms, strengthens the independence of our non-employee directors and provides stability and continuity that enhance the Board's ability to develop and execute long-term strategic planning.

Innovation investment

Corning is a 156-year old corporation whose innovation strategy requires significant and consistent investment in research and development to invent unique products based on materials-conversion processes. Corning's "innovation recipe" requires attracting and retaining the best scientific talent, persistent nurturing of the discovery process to overcome difficult challenges, and investing significant capital for manufacturing.

We understand that some would say success through innovation and long-term investment could be attained even with all directors subject to annual elections. And, we acknowledge that this proposal received a favorable, non-binding vote by 55.6% of the outstanding shares last year. However, we believe the current classified Board structure is better suited to Corning's strategies that have allowed it to win over time in higher technology markets.

Innovation consistency

Corning believes that a stable Board of Directors helps foster the consistency necessary to succeed with challenging innovation over relatively long development cycles. Corning's innovations have enabled a number of new industries over time. The most recent example is liquid crystal display glass (LCD) where Corning's ability to produce large size glass substrates has enabled the acceleration of the LCD industry growth. Corning's consistent investment in research and development has also produced an innovation pipeline of promising new technologies that could produce the next significant wave of growth for Corning. This innovation has rewarded shareholders also – Corning's total annualized shareholder return over the last 10 years has equaled the Standard & Poors 500's return.

Value protection

Corning also believes that the classified Board structure will enhance shareholder value over the long term. It reduces the vulnerability of the Company to certain hostile and potentially abusive takeover tactics and encourages potential acquirers to initiate arms-length negotiations with management and seasoned directors. Because only one-third of the directors are elected at any annual meeting of shareholders, it is impossible to elect an entirely new Board or even a majority of the Board at one single meeting. This prevents a hostile third party from quickly gaining control of the Board without paying fair value for today's business and the innovation pipeline. The classified Board structure thus gives directors the requisite time and leverage needed to evaluate any takeover proposal, negotiate on behalf of all shareholders and consider all options for maximizing value to Corning's shareholders. The classified Board structure does not prevent or preclude a takeover of Corning. Corning's directors have the same fiduciary duty to protect the interests of all shareholders regardless of the length of their terms.

History and background

Corning's classified board has been in place for over 20 years. Since Corning's classified Board went into effect in 1985, Corning has grown from $1.7 billion in revenues to $5.2 billion in 2006.

Recent results

Corning believes that it has an excellent Board of Directors. The Company's vigorous recovery from the 2001 severe downturn of the telecommunications industry has been led by this dedicated and proactive Board of Directors that has advanced the long-range interests of shareholders by focusing on protecting financial health, improving profitability and investing in future core technologies. As a result of success in each of these areas, Corning's shareholders have benefited significantly as demonstrated by the following:

- Corning's stock price rose 215% during 2003, 13% during 2004 and 67% during 2005. For 2005, Corning stock was among the ten best performing stocks within the S&P 500. The company's fundamental performance continued to improve in 2006. Corning's net income increased significantly in 2006 to $1.8 billion.
- Between the end of the telecommunications downturn in 2002 and the end of 2006, Corning's total shareholder return was 465% compared to 73% for the S&P 500.

In addition, through strategies approved by the Board, Corning has significantly strengthened its balance sheet by reducing debt by nearly $3 billion to $1.7 billion, and earning investment grade debt ratings.

Further changes

Approval of this shareholder proposal Item 3 would not automatically eliminate the classified Board. A formal amendment would need to be submitted to shareholder vote to change the By-Laws and Certificate of Incorporation. Unless approved by two-thirds of the Board, any such amendment would require affirmative vote of holders of at least eighty percent of the voting power of all outstanding Corning stock.

Summary

Corning's Board believes that a classified Board continues to be in the best interests of Corning and its shareholders and that this structure will successfully serve and protect shareholders' interests as it has for two decades.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST ITEM 3. PROXIES SOLICITED BY THE BOARD WILL BE VOTED AGAINST THIS SHAREHOLDER PROPOSAL.

Other Matters

Certain Business Relationships

Corning has for more than 15 years used Nixon Peabody LLP as one of its principal outside law firms. William D. Eggers, Senior Vice President and General Counsel of Corning, was a partner at Nixon Peabody LLP before joining Corning in November 1997. In March 2001, Mr. Eggers married Jill K. Schultz, who was one of more than 250 partners at Nixon Peabody LLP until November 30, 2006 when she and another attorney formed Piper Schultz LLP. Corning continues to use Nixon Peabody LLP for a variety of legal services, with the financial aspects of the relationship controlled by Katherine A. Asbeck, Senior Vice President, Finance. Legal work performed for Corning by Ms. Schultz represented approximately 6% of total 2006 services performed by Nixon Peabody LLP for Corning. In 2006, Corning paid Nixon Peabody LLP approximately $1.3 million in legal fees and disbursements under a fee structure that Corning believes reflects current market rates. This arrangement was reviewed and approved by Corning's Audit Committee, and most recently by Corning's Nominating and Corporate Governance Committee. Mr. Eggers will rejoin Nixon Peabody LLP when he retires from Corning on March 31, 2007.

Related Party Policy and Procedures

Corning has adopted a written policy that addresses related party transactions requiring disclosure under Item 404 of Regulation S-K under the Securities Act. A related party of Corning includes:

- A director;
- A senior officer;
- An immediate family member of a director or senior officer;
- A shareholder who owns more than 5% of Corning's voting securities; and

- An entity in which a director, senior officer or a more than 5% shareholder has a substantial ownership interest.

Under the policy, all related party transactions shall be reviewed by the General Counsel or other disinterested officer. Transactions involving directors only are then reviewed, approved or ratified by the Nominating and Corporate Governance Committee while transactions involving executive officers are reviewed, approved or ratified by the Audit Committee.

All approved or ratified related party transactions shall be reported to the Audit Committee and the Nominating and Corporate Governance Committee (in those instances where such committee did not participate in the review, approval or ratification process).

Incorporation by Reference

The Compensation Committee Report on page 32 and the Report of Audit Committee of the Board of Directors on page 50, are not deemed filed with the SEC and shall not be deemed incorporated by reference into any prior or future filings made by Corning under the Securities Act or the Exchange Act, except to the extent that Corning specifically incorporates such information by reference. In addition, this proxy statement includes several website addresses. These website addresses are intended to provide inactive, textual references only. The information on these websites is not part of this proxy statement.

Additional Information

Our 2006 Annual Report is included with this proxy statement. Corning's Annual Report on Form 10-K, and all other filings with the SEC, each of the Board Committee Charters and the Corporate Governance Guidelines may also be accessed via the Investor Relations page on Corning's web site at ***www.corning.com***. These reports are also available without charge upon shareholders written or oral request to Investor Relations, Corning Incorporated, One Riverfront Plaza, Corning, New York 14831, telephone number 607-974-9000.

By order of the Board of Directors

Denise A. Hauselt
Secretary and Assistant General Counsel

February 26, 2007

Corning Incorporated
Audit Committee of the Board of Directors
Audit Committee Charter

PURPOSE AND ROLE

The Audit Committee is a committee of Corning's Board of Directors. Its primary function is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and others, the systems of internal control over financial reporting which management and the Board of Directors have established, and the audit process, as well as integrity of the company's financial statements, the company's compliance with legal and regulatory requirements, the independent auditors' qualifications and independence, and the performance of the internal auditor and the independent auditors. In addition, the Audit Committee provides an open avenue of communication between the internal auditors, the independent auditors, financial and senior management, and the Board of Directors. Except as otherwise required by applicable laws, regulations or listing standards, all major decisions are considered by the Board of Directors as a whole.

The Audit Committee recognizes that it is the duty of management and the independent auditor to plan and conduct audits and to determine that Corning's financial statements are complete, accurate and in accordance with generally accepted accounting principles. The Audit Committee further recognizes that the conduct of investigations, the resolutions of disagreements, if any, with the independent auditor and compliance with laws, regulations and Corning's Code of Conduct are a management function.

COMPOSITION

The membership of the Audit Committee shall consist of at least three or more directors as determined by the Board of Directors, of whom in the judgment of the Board of Directors shall meet the independence and financial literacy requirements of the New York Stock Exchange, and be free from any relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment as a member of the Audit Committee. At least one member of the Audit Committee shall in the judgment of the Board of Directors be an "audit committee financial expert" under rules and regulations of the Securities and Exchange Commission and one member (who may also serve as the audit committee financial expert) shall in the judgment of the Board of Directors have accounting or related financial management expertise in accordance with New York Stock Exchange Listing Standards. Further, no member of the Audit Committee shall be an active or retired employee of Corning. Members of the Audit Committee shall serve at the pleasure of the Board of Directors. Audit Committee members shall not simultaneously serve on the audit committees of more than two other public companies.

The Audit Committee is appointed by the full Board of Directors at its annual organizational meeting.

MEETINGS

The Audit Committee shall meet in person at least four times per year or more frequently as circumstances require. The Committee may ask members of management or others to attend the meeting and provide pertinent information as necessary. In addition, management and the Audit Committee will meet telephonically to discuss and review Corning's quarterly earnings press releases, earnings guidance and other financial information provided to analysts and rating agencies in advance of each quarterly earnings release, as well as the quarterly financial statements and company disclosures in "Management's Discussion and Analysis of Financial Condition and Results of Operations" prior to the filing of a report on Form 10-Q. The Audit Committee shall periodically meet separately, in executive session, with management, the internal auditor and the independent auditor. The Audit Committee shall report regularly to the Board of Directors with respect to its activities and make recommendations as appropriate.

RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Audit Committee shall:

Financial Reporting

1. Perform a timely review of quarterly and annual financial statements and other financial information provided to shareholders.

2. Confirm that financial management and the independent auditor perform a timely analysis of significant reporting issues and judgments made and report key issues to the Committee, including discussion of major issues regarding accounting principles and financial statement presentation.

3. Inquire of management, the internal audit partner, and independent auditor about significant risks or exposures, assess the steps management has taken to minimize such risk to the company, and evaluate the need for disclosure thereof.

4. Review and discuss with management and the independent auditor the annual audited financial statements and quarterly financial statements of the company, including: (a) company disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," (b) any material changes in accounting principles or practices used in preparing the financial statements prior to the filing of a report on Form 10-K or 10-Q, and (c) items required by Statement of Auditing Standards 61, Statement of Auditing Standards 100 and Public Company Accounting Oversight Board Auditing Standard 2 in effect at that time for annual and quarterly statements.

5. Review and discuss with management Corning's quarterly earnings press releases, earnings guidance and other financial information provided to analysts and rating agencies in advance of each quarterly earnings release.

6. Review with the independent auditor, the internal auditor and management: (a) the adequacy and effectiveness of the systems of internal control over financial reporting (including any significant deficiencies and material weaknesses as well as significant changes in internal control over financial reporting reported to the Audit Committee by the independent auditor or management), accounting practices, and disclosure controls and procedures; and (b) current accounting trends and developments, and take such related action as appropriate.

7. Discuss with financial management and the independent auditor their qualitative judgments about the appropriateness, not just the acceptability, of accounting principles and financial reporting practices used or proposed to be used, as well as the effect of regulatory and accounting initiatives and off-balance sheet structures.

8. Issue a letter for inclusion in Corning's Annual Report on Form 10-K that includes disclosures as required by SEC regulations.

9. Recommend to the Board of Directors whether the financial statements should be included in the Annual Report on Form 10-K.

Internal Control Over Financial Reporting

10. Review with the independent auditor and the internal audit partner the adequacy of the company's internal control over financial reporting (including information systems and security); and related significant findings and recommendations of the independent auditor and internal audit, together with management's responses.

11. Review and discuss disclosures made by management about any significant deficiencies in the design or operation of internal control over financial reporting or material weaknesses therein and any fraud involving management or other employees who have a significant role in Corning's internal control over financial reporting.

12. Review and discuss management's plans to perform annual and quarterly assessments of the effectiveness of internal control over financial reporting to support the management report on internal control over financial reporting as required by SEC regulation.

13. Review, at least annually, the scope and results of the internal audit program, including then current and future programs of the internal auditor, procedures for implementing accepted recommendations made by the independent auditor, and any significant matters contained in reports from the internal auditor.

Audit Process

Appointment of auditors

14. On an annual basis, appoint or re-appoint the independent auditor and review and approve the discharge of the independent auditor. Instruct the independent auditor (a) that they are ultimately accountable to the Audit Committee; (b) that the Audit Committee has the authority and responsibility to appoint, retain, evaluate and replace the independent auditor; and (c) that the Audit Committee, as the shareholders' independent representative, is the independent auditor's client.

15. Approve management's recommendation of the internal auditors to be nominated. Review and approve the discharge of the internal auditors.

16. Review and concur in the appointment or replacement of the management individual charged with the role of overseeing internal audit processes.

Performance, independence and qualification of auditors

17. Annually, review and assess the following concerning the competence of the independent auditor and engagement team:

    - Resumes of key engagement audit personnel.
    - The quality control procedures of the firm serving as independent auditor.
    - The results of the most recent Public Company Accounting Oversight Board quality control review or other assessments of the firm serving as independent auditor.

18. Receive and review: (a) report by the independent auditor describing the independent auditor's internal quality-control procedures and any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (b) other required reports from the independent auditor.

19. Discuss with the auditors and management the independence of the internal auditor and the independent auditor, including a review of services and related fees provided by the independent auditor and the internal auditors. Review disclosures from the independent auditor required by Independent Standards Board Standard No. 1.

20. Ensure the rotation of the lead audit partner having primary responsibility for the external audit and the audit partner responsible for reviewing the audit and other partners on the account as required SEC regulation.

21. Approve management's policies for Corning's hiring of employees or former employees of the independent auditor who participate in any capacity in the audit of Corning. On an annual basis, management should provide the Audit Committee Chair with information on compliance with that policy.

22. Review with management and the internal audit partner, annually, the internal audit department's charter, staffing and significant objectives.

Compensation of the independent auditor

23. The Audit Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Audit Committee.

24. The Audit Committee shall preapprove all auditing services and all permitted non-audit services (including fees and terms thereof) to be performed for Corning by its independent auditor. The Audit Committee may delegate authority to its chairman to grant preapprovals of permitted non-audit services, provided that decisions of such individual be presented to the full Audit Committee at its next scheduled meeting.

Review of audit plans and results

25. Review with the internal audit partner and the independent auditor the coordination of audit effort to assure completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

Review of audit results

26. Review and discuss with management, the internal audit partner and the independent auditor at the completion of the annual audit the following:

    a) Annual report of the company, including the consolidated financial statements and related footnotes.

    b) Results of the audit of the consolidated financial statements and the related report thereon.

    c) Review annually with the independent auditor the attestation to, and report on, the assessment of controls made by management and the effectiveness of internal control over financial reporting.

    d) Consider whether any changes to the internal controls or disclosure controls processes and procedures are appropriate in light of management's assessment or the independent auditor's report.

    e) Significant changes in the audit plan and any serious disputes or difficulties with management encountered during the audit.

    f) Other communications as required by generally accepted auditing standards.

Other Items

27. Review policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and the results of the annual review of these areas conducted by internal audit.

28. Review legal and regulatory matters that may have a material impact on the financial statements and related corporate compliance policies, and programs and reports from regulators.

29. Review the status of compliance with laws, regulations and internal procedures; the scope and status of systems designed to promote company compliance with laws, regulations and internal procedures, through receiving reports from management, legal counsel and third parties as determined by the Audit Committee.

30. Discuss company policies with respect to risk assessment and risk management, and review contingent liabilities and risks that may be material to Corning, as well as major legislative and regulatory developments which could materially impact Corning's contingent liabilities and risks.

31. Establish procedures for the confidential and anonymous receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls or auditing matters, as well as the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

32. Investigate and respond to any instances or allegations of inappropriate behavior by management concerning questions of compliance with securities laws or inquiries as may be reported by legal counsel.

33. Review, approve or ratify transactions between the company and related persons that are required to be disclosed under Item 404 of SEC Regulation S-K, using the definitions of "transactions" and "related person" in Item 404.

General

34. At least semi-annually, meet with the internal audit partner, the independent auditor, and management in separate executive sessions to discuss any matters that the Audit Committee or these groups believe should be discussed privately with the Audit Committee.

35. Establish policies for the hiring of employees and former employees of the independent auditor.

36. Report Audit Committee actions to the Board of Directors with such recommendations, as the Audit Committee may deem appropriate. At the Chairman's option, the independent auditor should be made available to meet with the Board of Directors annually or when otherwise appropriate.

37. Conduct an annual performance evaluation of the Audit Committee and evaluate the adequacy of the Audit Committee's charter annually.

38. The Audit Committee shall have the power to authorize investigations into any matters within the Audit Committee's scope of responsibilities and hire outside resources and professionals in conjunction therewith.

39. The Audit Committee will perform such others functions as assigned by law, the corporation's bylaws, or the Board of Directors.

40. Obtain advice and assistance, as appropriate, of independent counsel and other advisors as necessary to fulfill the responsibilities of the Audit Committee.

Report

41. The Audit Committee shall prepare a report each year for inclusion in the company's proxy statement.

Corning Incorporated
Compensation Committee of the Board of Directors
Committee Charter

Purpose

The Compensation Committee is appointed by the Board to discharge the Board's responsibilities relating to compensation of the Company's CEO, other elected officers and directors; and to produce an annual report on executive compensation for inclusion in the company's annual proxy statement. The Committee has overall responsibility for approving and evaluating the director, elected officer and other key executive compensation, benefit and perquisite plans, policies and programs of the Company. Except as otherwise required by applicable laws, regulations or listing standards, all major decisions are considered by the Board of Directors as a whole.

Committee Membership

The Compensation Committee shall consist of no fewer than three directors, all of whom in the judgment of the Board of Directors shall be independent. A person may serve on the Compensation Committee only if the Board of Directors determines he or she is a "non-employee director" under Rule 16b-3 of the Securities Exchange Act of 1934; satisfies the requirements of "outside director" under Section 162(m) of the Internal Revenue Code; and meets the independence requirements in the New York Stock Exchange listing standards. One member of the Compensation Committee will serve as the Chairperson of the Compensation Committee.

The members of the Compensation Committee shall be appointed by the Board on the recommendation of the Nominating and Corporate Governance Committee. Compensation Committee members may be replaced by the Board.

Committee Authority and Responsibilities

1. The Compensation Committee shall annually review and approve corporate goals and objectives relevant to CEO and other officer compensation, evaluate the CEO's performance in light of those goals and objectives, and as a Committee or together with the independent members of the Board, determine and approve the CEO's compensation levels based on this evaluation. In determining the base salary, annual incentive and long-term incentive components of CEO compensation, the Compensation Committee will consider multiple factors including the Company's performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies, and the awards given to the CEO in past years.

2. The Compensation Committee shall have the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of director, CEO or senior executive compensation and shall have sole authority to approve the consultant's fees and other retention terms. The Compensation Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors as deemed appropriate or necessary by the Committee.

3. The Compensation Committee shall annually review and make recommendations to the Board with respect to the compensation of all directors, elected officers and other key non-CEO executives, including annual or multi-year incentive-compensation plans and equity-based incentive plans. The Compensation Committee does not, and shall not, cause or permit employee stock option grants to be backdated.

4. The Compensation Committee shall annually review and approve, for the CEO and the other elected officers and key executives of the Company:

   (a) the annual base salary level;

   (b) the annual incentive opportunity level;

(c) the long-term incentive opportunity level;

(d) employment agreements, severance arrangements, and change in control agreements/provisions, in each case as, when and if appropriate; and,

(e) any special, supplemental or nonqualified benefits or other perquisites relating to the CEO and other officers and key executives of the Company.

5. The Compensation Committee may form and delegate authority to subcommittees when appropriate. Members of a subcommittee may include directors of the Company, employees of the Company, consultants or any other parties as determined by the Compensation Committee in its sole discretion.

6. The Compensation Committee shall make regular reports to the Board. The Compensation Committee shall meet at each regularly scheduled meeting of the Board (currently established at six meetings per year). Additional special meetings of the Compensation Committee will be convened at such other times as it deems necessary to fulfill its responsibilities.

7. The Compensation Committee shall review and reassess the adequacy of this Charter annually, and conduct an annual performance evaluation of the Committee.

8. The Compensation Committee shall review and discuss with management the Compensation Discussion and Analysis ("CD&A"). Based on such review and discussion, the Compensation Committee shall determine whether to recommend to the Board that the CD&A be included in the company's annual report or proxy statement.

APPENDIX C

Corning Incorporated
Corporate Relations Committee of the Board of Directors
Committee Charter

Purpose and Scope of the Committee's work:

The function of the Corporate Relations Committee is to assist the Board of Directors in fulfilling its oversight responsibility by reviewing the corporation's strategies and policies in the areas of public relations and reputation, employment policy and employee relations, public policy, and community responsibility. The Committee focuses its work in the following general areas:

- The corporation's public relations and reputation.
  - Areas include corporate identity, investor relations, media relations, and product liability.
- The corporation's responsibilities as an employer and its relationship with employees.
  - Areas include safety and health policies; code of conduct; values; human resource and industrial relations strategies; and internal communications strategies.
- The corporation's relationship and role with governmental agencies and public policy.
  - Areas include relationships with significant governmental agencies in the countries in which the corporation operates.
- The corporation's responsibilities as a community member.
  - Areas include environmental policies, charitable contribution strategies, and significant projects undertaken to improve communities within which the company has significant operations and employment.

Meeting Schedule: Generally meets in February, April, July, October and December.

APPENDIX D

Corning Incorporated
Finance Committee of the Board of Directors
Committee Charter

Purpose of the Committee

The Board of Directors has established a Finance Committee to assist the Board of Directors in fulfilling its responsibilities across the principal areas of corporate finance for the company and its subsidiaries. As appropriate in its judgment from time to time, the Finance Committee will assist the Board by reviewing such matters as capital structure including equity and debt financing and repurchase activities, capital expenditures, cash management, banking activities and relationships, investments and dispositions, risk management, insurance.

Committee Membership

The membership shall consist of at least three independent directors or more as determined by the Board. At least one member shall have financial management expertise such as banking or investment management. Members of the Finance Committee shall serve at the pleasure of the Board of Directors.

Committee members are appointed by the full Board of Directors at its annual organizational meeting or as the Board shall determine to fill vacancies on the Finance Committee or to adjust its membership as needs may arise from time to time. The chair is designated by the Nominating and Governance Committee.

Committee Operations

The Finance Committee shall normally meet five times each year and generally in conjunction with the regularly scheduled meetings of the Board of Directors, or more frequently as circumstances require as the Chair of the Finance Committee or Chairman of the Board may direct. The Finance committee shall maintain written minutes of its meetings. At each regularly scheduled meeting of the Board of Directors, the Chair of the Finance Committee shall provide the Board of Directors with a report of the Committee's activities and proceedings. The Committee may ask members of management or others to attend the meeting and provide pertinent information as necessary.

For the transaction of business at any meeting of the Committee, a majority of the members shall constitute a quorum.

The Committee shall annually review its charter and conduct a self assessment of its performance.

Responsibilities and Duties

To assist the Board of Directors, the Finance Committee shall be responsible for reviewing with company management the strategies, operating plans, company policies and actions related to the significant corporate finance matters of the company. Within the authorized levels delegated to it by the Board, the Finance Committee may approve certain actions within these areas of corporate finance. The matters within its review scope shall include:

1. Capital structure including discussion of the appropriateness, not just the acceptability, of all material transactions prior to execution. The committee shall review and recommend for approval by the Board:
   - the Company's long-term capital structure guidelines;
   - the dividend policy and declaration of dividends or other forms of distributions of the Company's stock, such as splits in the form of a stock dividend;

- the repurchase of the Company's stock; and
- the Company's short and long term financing transactions.

2. Capital expenditure plans and specific capital projects.
3. Mergers, acquisitions, divestitures and investments in third parties.
4. The company's cash management plans and activities.
5. Strategies for managing certain exposures to financial, economic or hazard risks including:
   - Hedging strategies related to foreign currency, interest rate, and commodity exposures;
   - Insurance programs, including coverage for property, casualty, fiduciary, political risk, and directors and officers; and
   - Review of the corporation's enterprise risk management process.
6. Funding strategies and actions for the company's pension and other post-employment benefits programs.
7. The company's tax situation and strategy.
8. The quarterly and annual financial statements, the company's financial plans and other financial information that management uses in its internal decision analysis activities.
9. The company's credit ratings and ratings objectives.

Other Activities

10. Policies and procedures with respect to Debt Management, Financial Risk Management, and Insurance.
11. Legal and regulatory matters that may have a material impact on the financial statements as they pertain to financing or risk management activities of the company.

General

The Committee may engage outside independent advisors in order to obtain advice and assistance, as it may consider necessary or advisable.

Approval Authority

The Finance Committee has the authority to approve these items at the following levels:

Capital Expenditures: items over $25 million up to $50 million

Acquisitions, investments and dispositions: items over $10 million up to $25 million.

The Committee will review items that exceed their approval limits and make recommendations to the full Board.

APPENDIX E

Corning Incorporated
Nominating and Corporate Governance of the Board of Directors
Committee Charter

Purpose

The Nominating and Corporate Governance Committee shall: (1) identify and recommend qualified individuals to the Board for nomination as members of the Board, consistent with criteria approved by the Board; (2) develop and recommend to the Board a set of Corporate Governance Guidelines; (3) lead the Board in its annual review of the Board's performance and oversee the evaluation of management; (4) to recommend to the Board director nominees for the next annual meeting of shareholders; (5) recommend to the Board director nominees for each of its standing committees; and (6) undertake such other duties as may be delegated to it from time to time. The Committee shall report to the Board on a regular basis and not less often than twice a year.

Committee Membership

The Committee shall consist of three or more directors, all of whom, in the judgment of the Board, shall be "independent" under the New York Stock Exchange listing standards.

The members shall be appointed by the Board. They shall serve at the pleasure of the Board and for such term as the Board may determine.

Committee Structure and Operations

The Board shall designate one member of the Committee to serve as chairperson of the Committee. The Committee shall meet in person or telephonically at least twice a year at a time and place determined by the Committee chairperson, with further meetings to occur when deemed necessary or desirable by the Committee or its chairperson.

Committees Duties and Responsibilities

To fulfill its responsibilities and duties the Committee shall:

1. Make recommendations to the Board from time to time as to changes that the Committee believes to be desirable with regard to the appropriate size, functions and needs of the Board.
2. Establish the criteria for membership; such criteria should cover, among other things, diversity, experience, skill set and the ability to act on behalf of shareholders.
3. Identify individuals believed to be qualified to become Board members, and to recommend to the Board the nominees to stand for election as directors at the annual meeting of stockholders. In the case of a vacancy in the office of director, the Committee shall recommend to the Board an individual to fill such vacancy either through appointment by the Board or through election by stockholders. In nominating candidates, the Committee shall take into consideration such factors as it deems appropriate, including judgment, experience, skills and personal character of the candidate, as well as its assessment of the needs of the Board and the Committee.
4. Conduct appropriate inquiries into the backgrounds and qualifications of possible candidates.
5. Review candidates recommended by shareholders.
6. Recommend to the Board the membership of any committee of the Board and to identify and recommend Board members qualified to fill vacancies on any committee of the Board.

7. Recommend director nominees for approval by the Board and its shareholders.

8. Assist the Board in assessing whether individual members of the Board are independent within the New York Stock Exchange listing standards.

9. Establish director retirement policies.

10. Review the outside activities of, and to consider questions of possible conflicts of interest of, Board members and senior executives.

11. Review and approve transactions between the company and related persons that are to be disclosed under Item 404 of SEC Regulation S-K, using the definitions of "transactions" and "related person" in Item 404.

12. Oversee and assist the Board with an annual assessment of the Board's performance through such process as the Committee shall determine advisable including, if appropriate, the solicitation of comments from each member of the Board. The annual assessment shall be discussed with the full Board following the end of each fiscal year.

13. Oversee and assist the Board in annually reviewing with the Chairman and Chief Executive Officer the job performance and evaluation of elected corporate officers and other senior executives.

14. Develop and recommend to the Board a set of corporate governance principles for the company, to review those principles at least annually, and to recommend any proposed changes to the Board as the Committee deems advisable.

15. Review and reassess the adequacy of this Charter annually, and conduct an annual performance evaluation of the Committee.

Resources and Authority of the Committee

The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to obtain advice and assistance from internal or outside legal, accounting or other advisors. The Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates and shall have sole authority to approve the search firm's fees and other retention terms.

APPENDIX F

Corning Incorporated
Pension Committee of the Board of Directors
Committee Charter

Purpose

The Board of Directors has established a Pension Committee to assist the Board of Directors in fulfilling its oversight responsibilities of pension plans (defined benefit plans in the US and similar style international plans) for the Company and its subsidiaries. The Committee shall annually approve a pension policy, and as appropriate in its judgment from time to time, appoint investment managers, custodians, trustees, and other plan fiduciaries for the purpose of implementing the policy.

Committee Membership

The membership of the Pension Committee shall consist of three or more directors as determined by the Board. At least one member shall have financial investment expertise such as banking, insurance or investment management. Members of the Pension Committee shall serve at the pleasure of the Board of Directors.

This Committee is appointed by the full Board of Directors at its annual organizational meeting or as the Board shall determine to fill vacancies on the Committee or to adjust its membership as needs may arise from time to time.

A Chair will be designated by the Nominating and Corporate Governance Committee.

Meetings

The Committee shall normally meet at normally five (5) times each year and generally in conjunction with the regularly scheduled meetings of the Board of Directors, or more frequently as circumstances require as the Chair of the Committee or Chairman of the Board may direct. The Committee may ask members of management or others to attend the meeting and provide pertinent information as necessary.

The Committee shall maintain written minutes of its meetings. At each regularly scheduled meeting of the Board of Directors, the Chair of the Committee shall provide the Board of Directors with a report of the Committee's activities and proceedings.

Responsibilities and Duties

The Committee shall exercise an oversight responsibility. It shall not be deemed the fiduciary of any of the Retirement Plans, nor shall it be responsible for the investment decisions made by others acting as fiduciaries under the Plan. The Pension Committee shall be responsible for reviewing periodically with Company management the funded level of, and any management proposals for, contributions to all defined benefit pension plans and investment performance of the US pension. Within the authorized levels delegated to it by the Board, the Committee may approve actions or further delegate responsibilities for the purpose of implementing the pension policy. The matters within its review or approval scope shall include:

1. The Committee shall approve annually a pension policy;
2. The Committee shall approve, from time-to-time, hiring and termination of fiduciaries for the plan;
3. The Committee will conduct an annual performance self-evaluation and review the adequacy of the Committee's charter annually.

2007 Proxy Materials

Oversight Responsibilities

- The Committee may rely upon presentations of management, investment advisors, actuaries, or other experts believed by the Committee to be informed and knowledgeable.
- It may engage outside independent advisors in order to obtain advice and assistance, as it may consider necessary or advisable.
- The Committee shall review at least annually presentations by the Treasurer or Director of Pension and Investments in their capacity as members of the Investment Committee. These presentations will include information concerning the US pension plan's funded status, actual asset allocation versus policy target levels, investment management performance, proxy voting, and cash flows.
- The Committee shall review annually actions taken during the course of the year by the Benefits Committee. These actions will concern among other items administrative matters for the Company's defined benefit plans, and investment management and administrative matters for Company's defined contribution plans.

Corning Incorporated
Corporate Governance Guidelines

The Board of Directors of Corning Incorporated, acting on the recommendation of its Nominating and Corporate Governance Committee, has adopted these guidelines to promote the effective functioning of the Board and its committees.

Role of the Board

The business and affairs of Corning Incorporated are managed by or under the direction of its Board of Directors in accordance with New York law. The directors' fiduciary duty is to exercise their business judgment in the best interests of Corning Incorporated's shareholders.

Board Structure and Composition

Board Size. The size of the Board will provide for sufficient diversity among non-employee directors while also facilitating substantive discussions in which each director can participate meaningfully. The Board size, currently 15 members, will be set by the Board on recommendation of the Nominating and Corporate Governance Committee, and within the limits prescribed by Corning Incorporated's by-laws.

Independent Directors. A substantial majority of the Board will consist of directors whom the Board has determined to be independent. In general, an independent director must have no material relationship with Corning Incorporated, directly or indirectly. For this purpose, Corning Incorporated will ensure that it complies with the independence requirements of SEC and the NYSE Listing Standards, as well as director qualification standards recommended by the Nominating and Corporate Governance Committee.

"Immediate family member" includes a person's spouse, parents, children, siblings, in-laws, and any one (other than employees) who shares such person's home. Materiality for this purpose will be evaluated both from the standpoint of Corning Incorporated and from the standpoint of the director or the persons or entities with which the director is affiliated.

Notwithstanding the fact that an individual may not satisfy one or more of the above criteria, the Board may nevertheless determine that the director has no material relationship with the corporation that would interfere with independence and should be considered independent. In that case, the reasons for any such determination will be specifically set forth in the proxy statement for any meeting at which that director is standing for election.

Chairman and CEO. The Board believes it is appropriate for Corning Incorporated's Chief Executive Officer (CEO) also to serve as Chairman of the Board. However, the Board retains the authority to separate those functions if it deems such action appropriate in the future.

Lead Director. The Board will designate and publicly disclose a non-employee director who will lead the non-employee directors' executive sessions.

Term Limits. The Board believes that experience as a Corning Incorporated director is a valuable asset, especially in light of the size and global scope of the corporation's operations. Therefore, directors are not subject to term limits except as a result of reaching the Board's mandatory retirement age.

Mandatory Retirement. No director may stand for election after reaching age 72.

Other Directorships. Recognizing the substantial time commitment required of directors, an employee director will serve on the board of no more than three other public companies, a non-employee director will serve on the board of no more than five other public companies, and the chief executive officer who is director will serve on the board of no more than two other public companies. Each director will serve on the boards of other public and private companies and not-for-profit entities only to the extent that, in the judgment of the Nominating and Corporate Governance Committee, such services do not detract from the director's ability to devote the necessary time and attention to Corning Incorporated. The Nominating and Corporate Governance Committee will periodically review all directors' service on the boards of other public companies.

Change in Status. To avoid any potential for a conflict of interest or potential conflict of interest, directors will not accept a seat on any additional public company board or any governmental position without first reviewing the matter with the Nominating and Corporate Governance Committee. In addition, a non-employee director will tender his or her resignation for consideration by the Nominating and Corporate Governance Committee in the event of retirement or other substantial change in the nature of the director's employment or other significant responsibilities. If the Nominating and Corporate Governance Committee determines that the resignation should be accepted, the Committee will refer that recommendation to the Board.

Director Selection; Qualifications; Education

Director Candidates. The Board, acting on the recommendation of the Nominating and Corporate Governance Committee, will nominate a slate of director candidates for election at each annual meeting of shareholders and will elect directors to fill vacancies, including vacancies created as a result of any increase in the size of the Board, between annual meetings.

Qualifications. Candidates are selected for their character, judgment, diversity of experience, acumen and their ability to act on behalf of shareholders. Scientific expertise, business experience, prior governmental service and familiarity with national and international issues affecting business are among the relevant criteria. Final approval of a candidate is determined by the full Board.

Orientation. New directors will receive a comprehensive orientation from responsible executives regarding Corning Incorporated's business and affairs, including written materials, meetings with key management and visits to facilities.

Continuing Education. Reviews of particular aspects of Corning Incorporated's operations will be presented by responsible executives from time to time as part of the agenda of regular Board meetings. The Board will also normally conduct an on-site inspection of a Corning Incorporated facility in conjunction with a regular Board meeting at least once every other year.

Board Meetings and Director Responsibilities

Number of Regular Meetings. The Board currently holds regular meetings six times per year.

Agenda and Briefing Material. An agenda for each Board meeting and briefing materials will, to the extent practicable in light of the timing of matters that require Board attention, be distributed to each director at least one week prior to each meeting. Briefing materials should be concise and yet sufficiently detailed to permit directors to make informed judgments. The Chairman will normally determine the agenda for Board meetings, but any director may request the inclusion of particular items.

Meeting Attendance. It is expected that each director will make every effort to attend each Board meeting, each annual meeting of shareholders and each meeting of any committee on which he or she sits. Attendance in person is preferred but attendance by teleconference is permitted if necessary under the circumstances.

Director Preparedness. Each director should be familiar with the agenda for each meeting, should have carefully reviewed all other materials distributed in advance of the meeting, and should be prepared to participate meaningfully in the meeting and to discuss all scheduled items of business.

Confidentiality. The proceedings and deliberations of the Board and its committees are confidential. Each director will maintain the confidentiality of information received in connection with his or her service as a director.

Non-employee Director Executive Sessions

An executive session of the non-employee directors will normally be held immediately before, during or after each meeting of the full Board. The Chair of the Nominating and Corporate Governance Committee or other non-employee director as chosen by the Board will preside at the executive sessions, and will be disclosed in the proxy statement per the NYSE rules. Any non-employee director may raise issues for discussion at an executive session.

Board Self-evaluation

Annually, the Board will evaluate its performance and effectiveness as a Board, as well as the performance and effectiveness of its committees, and will abide by NYSE Listing Standards for self-evaluation for selected Committees.

Committees

Committees. The Board will appoint from among its members an executive committee and other committees it determines are necessary or appropriate to conduct its business. Currently, the standing committees of the Board are the Executive Committee, Audit Committee, Nominating and Corporate Governance Committee (which serves as the nominating and corporate governance committee within the meaning of the New York Stock Exchange rules), Pension Committee, Compensation Committee, Finance Committee, and Corporate Relations Committee.

Committee Composition. The Nominating and Corporate Governance Committee, Board Audit Committee, and Board Compensation Committee will consist solely of independent directors. With the exception of the Executive Committee where the Chairman of the Board will be the Chair, the Nominating and Corporate Governance Committee will recommend committee Chairs to the Board for approval.

In addition:

- the membership of the Board Audit Committee must meet such additional requirements as may apply under the rules of the New York Stock Exchange and the Securities and Exchange Commission;
- the membership of the Board Compensation Committee must meet such additional requirements as may apply under the rules of the New York Stock Exchange and must qualify as an independent "non-employee directors" for purposes of Rule 16b-3 of the Securities and Exchange Commission; and
- no member of the Board Compensation Committee may be part of a compensation committee interlock within the meaning of Regulation S-K of the Securities and Exchange Commission.

Committee Charters. Each of the committees will have a written charter setting further its responsibilities if they are not stated in the company's by-laws. Charters will be adopted by the Board based on the recommendation of the applicable committee.

Committee Assignments. Membership of each committee will be determined by the Board on the recommendation of the Nominating and Corporate Governance Committee. Consideration will be given to rotating committee memberships periodically.

Committee Self-evaluation. Annually, each of the Board committees will conduct an evaluation of its performance and effectiveness and will consider whether any changes to the committee's charter are appropriate.

Committee Reports. The Chair of each Board committee will report to the full Board on the activities of his or her committee, including the results of the committee's self-evaluations and any recommended changes to the committee's charter.

CEO Performance Review

At least annually, the non-employee directors will, in conjunction with the Board Compensation Committee, review the performance of the CEO in light of the corporation's goals and objectives. The Compensation Committee meets annually with the CEO to receive his or her recommendations concerning such goals.

Management Succession Planning and Performance Review

At least annually, the Board will review and approve succession plans for the CEO and other senior executives. Succession planning will address both succession in the ordinary course of business and contingency planning in case of emergencies or unforeseen events. To assist the Board, the CEO annually provides the Board with an assessment of senior managers and of their potential to succeed him or her. The CEO also provides the Board with an assessment of persons considered potential successors to certain senior management positions.

The function of the Board in monitoring the performance of senior management is fulfilled by the presence of outside directors who have a substantive knowledge of the business. The Board selects the senior management team, which is charged with the conduct of the company's business. Having selected the senior management team, the Board acts as an advisor to senior management and ultimately monitors its performance. The Compensation Committee also is responsible for setting performance goals and compensation for the direct reports to the CEO. These decisions are approved or ratified by action of the outside directors of the Board at a meeting or executive session of that group.

Board Resources

Access to Employees. Non-employee directors will have full access to the senior management of Corning Incorporated and other employees. The Board expects that there will be regular opportunities for directors to meet with the CEO and other members of senior management in Board and committee meetings and in other formal or informal settings.

Authority to Retain Advisors. It is normally expected that information regarding the corporation's business and affairs will be provided to the Board by Corning Incorporated management and staff and by the corporation's independent auditor. However, the Board and each committee have the authority to retain such outside independent advisors, including accountants, legal counsel, or other experts, as it deems appropriate. Non-employee directors will have full access to such outside independent advisors to ask questions regarding Corning Incorporated. The fees and expenses of any such advisors will be paid by Corning Incorporated.

Code of Conduct

Corning Incorporated has adopted a comprehensive "Our Code of Conduct." These standards include policies calling for strict observance of all laws applicable to Corning Incorporated's business and describes conflicts of interest policies which, among other things, requires that directors avoid any conflict between their own interests and the interests of the corporation in dealing with suppliers, customers, and other third parties, and in the conduct of their personal affairs, including transactions in securities of the corporation, any affiliate, or any nonaffiliated organization. Each director is expected to be familiar with and to follow these policies to the extent applicable to them.

Communication by Interested Parties with the Non-employee Directors

The Nominating and Corporate Governance Committee will maintain procedures for interested parties to communicate directly with the non-employee directors. The Board believes that it is management's role to speak for the company. These procedures will be published in the proxy statement for each annual meeting of shareholders and posted on Corning Incorporated's Internet site.

Corning Incorporated Non-employee Director Compensation

Compensation for non-employee directors will be determined by the independent members of the Board on the recommendation of the Compensation Committee, and will be reviewed annually at a minimum. Non-employee director compensation will be set at a level that is consistent with market practice, taking into account the size and scope of the corporation's business and the responsibilities of its directors. All directors are expected to own stock in the company in an amount that is appropriate for them. In considering benefits and compensation of non-employee directors, the Board will consider whether questions regarding directors' independence may be raised by anything that would be considered non-customary, or the company providing indirect forms of compensation or benefits to a director or any substantial charitable contributions to organizations in which a director is affiliated.

Non-employee Director Stock Ownership

Within five years of joining the Board, each non-employee director will own stock in the company with a value of at least five times the company annual cash retainer paid to such director. Non-employee directors have up to three years to return to this required stock ownership level if the company stock price drops by over twenty percent in any calendar year.

Option Repricing

The corporation will not, without shareholder approval, amend any employee stock option to reduce the exercise price (except for appropriate adjustments in the case of a stock split or similar change in capitalization); or offer to exchange outstanding employee stock options for options having a lower exercise price; or offer to exchange options having an exercise price below the current market price for cash, restricted stock, or other consideration.

Stock Option Pricing

The corporation will grant employee stock options approved by the Compensation Committee (the "Committee") of the Board of Directors (the "Board") and reported to the Board, with the option exercise price determined by the NYSE closing price on one or more of these grant dates:

(a) on the day the stock option grant is reported to the Board after Compensation Committee approval, or

(b) on the first business day of the month following date of hire for a newly hired employee granted stock options, or

(c) on a fixed, future grant date or dates as approved by the Committee and reported to the Board.

Upon delegation by the Compensation Committee, the Chief Administrative Officer may grant limited numbers of stock options to non-officer active employees in special situations. These grants shall be effective when signed by that Officer. The option exercise price shall be determined by the NYSE closing price on the effective grant date or on a fixed, future date. Grants awarded under this authority shall be reported to the Compensation Committee on or before its next regular meeting.

The corporation shall not backdate employee stock options or set an option exercise price in stock option grants other than in conformance with the methods described above.

Shareholder Matters

Shareholder matters such as voting rights, confidential voting, ratification of auditors, shareholder proposals receiving a majority approval and others are contained within, and governed by Corning Incorporated's by-laws and charter.

Re-evaluation of Corporate Governance Guidelines

The Board will review and revise these Corporate Governance Guidelines as appropriate from time to time based on the recommendation of the Nominating and Corporate Governance Committee.

Director Qualification Standards

The Board adopted a formal set of director qualification standards under the NYSE Listing Standards approved by the SEC in November 2003 concerning determination of director independence. To be considered independent, a director must be determined by resolution of the Board after due deliberation, to have no material relationship with the company other than as a director. In each case, the Board will broadly consider all relevant facts and circumstances and also apply the following standards:

1. A director will not be independent if within the preceding three years: (a) the director was employed by the company or any of its subsidiaries; (b) an immediate family member of the director was an executive officer of the company; (c) the director was employed by or affiliated with the company's independent internal or external auditor; (d) an immediate family member of the director was employed in a professional capacity by the company's independent internal or external auditor; or (e) an executive officer of the company was on the board compensation committee of a second company that employed either the director or an immediate family member as an executive officer.

2. A director will not be independent if within the preceding three years: (a) the director or an immediate family member receives more than $100,000 per year in direct compensation from the company, other than normal director and committee fees and pension or other forms of deferred compensation for prior services; (b) a director is an officer or employee of a second company that makes payments to, or receives payments from the company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of the second company's consolidated gross revenues; (c) an immediate family member of a director is an executive officer of a second company that makes payments to, or receives payments from the company at the levels in 2(b); or (d) if a director serves as a paid executive officer of a charitable organization that received contributions in any single fiscal year that exceeded the greater of $1 million or 2% of such charitable organization's consolidated gross revenues. The Board shall consider the materiality of any such relationships, even if they are below the dollar thresholds.

3. The determination of whether a section 2 relationship is material or not (and whether a director is independent or not) shall be made by those directors on the Board who satisfy the independence guidelines.

4. The company will not make any personal loans or extensions of credit to directors or executive officers.

5. For independence, all directors must deal at arms' length with the company and its subsidiaries and disclose circumstances that are material to the director if they might be viewed as a conflict of interest.

APPENDIX H

Corning Incorporated
Code of Ethics
For Chief Executive Officer and Financial Executives

In my role as an executive of Corning Incorporated, I certify to you that I adhere to and advocate the following principles and responsibilities governing my professional and ethical conduct.

To the best of my knowledge and ability:

1. I act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.
2. I provide constituents with information that is accurate, complete, objective, relevant, timely, and understandable.
3. I comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies. I provide full, fair, accurate, timely, and understandable disclosure to my constituents and/or in reports provided to external constituencies (SEC, shareholders, reporting agencies, etc.).
4. I act in good faith, responsibility, with due care, competence and diligence, without misrepresenting material facts or allowing my independent judgment to be subordinated.
5. I respect the confidentiality of information acquired in the course of my work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of my work is not used for personal advantage.
6. I share knowledge and maintain skills important and relevant to my constituents' needs.
7. I proactively promote high integrity as a responsible member of my business team and/or in my work environment.
8. I achieve responsible use of and control over all company assets and resources employed or entrusted to me.
9. I will report any known or suspected violations of this code to the Corporate Controller or the General Counsel.
10. I am accountable for adhering to this code.

Dated: ______________________________

Signed: ______________________________

APPENDIX H

Corning Incorporated
Code of Conduct
For Directors and Executive Officers

In my role as a Director or Executive Officer of Corning Incorporated, I certify that I adhere to and advocate the following principles and responsibilities governing my professional and ethical conduct.

1. I have read Our Code of Conduct, the code of business ethics that applies generally within the Company. I will abide by its standards in carrying out my role as a Director or Executive Officer of the Company. The Code of Business Ethics for Directors and Executive Officers incorporates the provisions of Our Code of Conduct, as supplemented by this document.

2. I act with honesty and integrity, avoiding actual and apparent conflicts with the interests of Corning Incorporated. A conflict of interest would occur when an individual's private interest interferes – or even appears to interfere – with the interests of the Company as a whole. When any issue arises that may present an actual or apparent conflict, I will bring that issue to the attention of Corning's Chairman or General Counsel and seek a waiver or recuse myself from action on the particular matter.

3. In acting on any business for Corning Incorporated, I comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies, and will act as appropriate within my position to assure that the Company complies with such rules and regulations.

4. I understand the requirement that the Company provide full, fair, timely and understandable disclosure to its external constituents (SEC, shareholders, reporting agencies) and will take that requirement into proper account in carrying out my duties as a Director or Executive Officer of the Company.

5. I understand that insider trading on the basis of non-public material information is both unethical and illegal and will not be tolerated by the Company. As a Director or Executive Officer, I will abide by guidance from the Company regarding appropriate periods when trading in securities of the Company may be permitted, as well as periods when such trading is not permitted.

6. I respect the confidentiality of Company information acquired in the course of my duties as a Director or Executive Officer of the Company. Confidential information of the Company or its customers may not be used for personal advantage. Confidential information includes all non-public information that might be of use to competitors, or harmful to the company or its customers, if disclosed.

7. I understand that business opportunities within the scope of the business of the Company, as well as reasonable extensions of the scope of that business, represent corporate opportunities of Corning and may not be diverted for any separate personal purpose or benefit. I will not take for myself personally any opportunities that are discovered through the use of corporate property, information or position. I will not use corporate property, information or position for personal gain. I will not compete with the Company directly or indirectly. I will fulfill my duty to the company to advance its legitimate interests when the opportunity to do so arises.

8. I understand that the Company has a duty to deal fairly with its customers, suppliers, competitors and employees. It is a principle of the Company that no employee should take unfair advantage of another through manipulation, concealment, abuse of privileged information, misrepresentation, or any other practice of unfair dealing.

9. I understand that I have an obligation to protect the Company's assets and ensure their efficient use and, within the scope of my responsibilities as a director or executive officer, will ensure that Company assets are used for legitimate business purposes.

10. As a director or executive officer, I recognize that the Company should proactively promote ethical behavior. Through its Code of Conduct, the Company encourages its employees to talk to supervisors, managers, Corporations General Counsel or the Corporate Controller when in doubt about the best course of action

2007 Proxy Materials

in a particular situation. The Company also encourages that employees report violations of laws, rules, regulations or the Code of Conduct to the General Counsel of the Corporation. In addition, the Company ensures that its employees know that there will be no retaliation for reports made in good faith. I adhere to and support these principles.

Dated: ______________________

Signed: ______________________

2006 Financial Information

CORNING

Corning Incorporated and its consolidated subsidiaries are hereinafter sometimes referred to as "the Company," "the Registrant," "Corning," or "we."

This report contains forward-looking statements that involve a number of risks and uncertainties. These statements relate to our future plans, objectives, expectations and estimates and may contain words such as "believes," "expects," "anticipates," "estimates," "forecasts," or similar expressions. Our actual results could differ materially from what is expressed or forecasted in our forward-looking statements. Some of the factors that could contribute to these differences include those discussed under "Forward-Looking Statements," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this report.

Business Description

General

Corning traces its origins to a glass business established in 1851. The present corporation was incorporated in the State of New York in December 1936. The Company's name was changed from Corning Glass Works to Corning Incorporated on April 28, 1989.

Corning is a global, technology-based corporation that operates in four reportable business segments: Display Technologies, Telecommunications, Environmental Technologies and Life Sciences.

Display Technologies Segment

Corning's Display Technologies segment manufactures glass substrates for active matrix liquid crystal displays (LCDs), that are used primarily in notebook computers, flat panel desktop monitors, and LCD televisions. Corning's facilities in Kentucky, Japan and Taiwan and those of Samsung Corning Precision Glass Co., Ltd. (Samsung Corning Precision, which is 50% owned by Corning) in South Korea develop, manufacture and supply high quality glass substrates using a proprietary fusion manufacturing process and technology expertise. Samsung Electronics Co., Ltd. has a 43% interest in Samsung Corning Precision, which sells glass to LCD panel manufacturers in Korea. Another shareholder owns the remaining 7% interest in Samsung Corning Precision. Panel manufacturers in the other leading LCD-producing areas of the world, Japan, Taiwan, Singapore and China, are supplied by Corning.

Corning has been a leader to market with new large-generation sized glass substrates used by our customers in the production of larger LCDs for monitors and television. We are recognized for providing product innovations that help our customers produce larger, lighter, thinner and higher-resolution displays more affordably. Glass substrates are currently available from Corning in sizes up to Generation 8 (2160mm x 2460mm), which was introduced by Corning in late 2006. Large substrates (Generation 5 and higher) allow LCD manufacturers to produce larger and a greater number of panels from each substrate. The larger size leads to economies of scale for LCD manufacturers and is expected to enable lower display prices for consumers in the future. At the end of 2006, approximately 85% of Corning and Samsung Corning Precision's volume of LCD glass was Generation 5 (1100mm x 1250mm) and higher.

Corning's proprietary fusion manufacturing process was invented by the Company. It is the cornerstone of Corning's technology leadership in the LCD industry. The automated process yields high quality glass substrates with excellent dimensional stability and uniformity – essential attributes for the production of increasingly larger, high performance active matrix LCDs. Corning's fusion process is scalable and has proven to be among the most effective processes in producing large size substrates. In 2006, Corning launched EAGLE XG™, the industry's first environmentally-friendly LCD glass substrate that is free of all heavy metals.

LCD glass manufacturing is a highly capital intensive business. Corning continues to make significant investments to expand its LCD glass facilities in response to anticipated customer demand. The environment is very competitive. Important success attributes include efficient manufacturing, access to capital, technology know-how, and patents.

Patent protection and proprietary trade secrets are important to the segment's operations. Corning has a growing portfolio of patents relating to its products, technologies and manufacturing processes. Corning licenses certain of its patents to Samsung Corning Precision and other third parties and generates revenue from these licenses. Reference is made to the material under the heading "Patents and Trademarks" for information relating to patents and trademarks.

The Display Technologies segment represented 41% of Corning's sales for 2006.

Telecommunications Segment

The Telecommunications segment produces optical fiber and cable, and hardware and equipment products for the worldwide telecommunications industry. Corning invented the world's first low-loss optical fiber more than 30 years ago. It offers a range of optical fiber technology products and enhancements for a variety of applications, including premises, fiber-to-the-premises access, metropolitan, long-haul and submarine networks. Corning makes and sells InfiniCor® fibers for local area networks, data centers and central offices; NexCor® fiber for converged services networks; SMF-28e® single mode optical fiber that provides additional transmission wavelengths in metropolitan and access networks; MetroCor® fiber products for metropolitan networks; LEAF® optical fiber for long-haul, regional and metropolitan networks; and Vascade® submarine optical fibers for use in submarine networks. Corning has two large optical fiber manufacturing facilities in North Carolina and another facility in China. As a result of lowered demand for optical fiber products, in 2002 Corning mothballed its optical fiber manufacturing facility in Concord, North Carolina and transferred certain capabilities to its Wilmington, North Carolina facility. Corning believes that the Concord facility can be returned to productive capacity within six to nine months of a decision to reopen.

A significant portion of Corning's optical fiber is sold to subsidiaries such as Corning Cable Systems LLC (Corning Cable Systems), and Corning Cable Systems GmbH. Optical fiber is cabled prior to being sold in cable form. The remaining fiber production is sold directly to end users or third party cablers around the world. Corning's cabling operations include large facilities in North Carolina, Poland, and Germany and smaller regional locations and equity affiliates.

Corning's hardware and equipment products include cable assemblies, fiber optic hardware, fiber optic connectors, optical components and couplers, closures and pedestals, splice and test equipment and other accessories for optical connectivity. For copper connectivity, Corning's products include subscriber demarcation, connection and protection devices, xDSL (different variations of DSL) passive solutions and outside plant enclosures. Each of the product lines may be combined in Corning's fiber-to-the-premises solutions. Corning has manufacturing operations for hardware and equipment products in North Carolina and Texas, as well as Europe, Mexico, China, Arizona, and the Caribbean. In addition, Corning offers products for the cable television industry, including coaxial connectors and associated tools.

Patent protection is important to the segment's operations. The segment has an extensive portfolio of patents relating to its products, technologies and manufacturing processes. The segment licenses certain of its patents to third parties and generates revenue from these licenses, but the royalty revenue is not currently material to the business. Corning is also licensed to use certain patents owned by others. These licenses are also important to the segment's operations. Reference is made to the material under the heading "Patents and Trademarks" for information relating to the Company's patents and trademarks.

The Telecommunications segment represented 33% of Corning's sales for 2006.

Environmental Technologies Segment

Corning's environmental products include ceramic technologies and solutions for emissions and pollution control in mobile and stationary applications around the world, including gasoline and diesel substrate and filter products. In the early 1970's, Corning developed an economical, high-performance cellular ceramic substrate that is now the standard for catalytic converters worldwide. In response to tightening emission control obligations around the world, Corning has continued to develop more efficient substrate products with higher density and greater surface area. Corning manufactures these products in New York, Virginia, China, Germany and South Africa. Corning is investing in new ceramic substrate and filter technologies for diesel emission control device products, with a new production facility in New York to produce such products for diesel vehicles worldwide. Corning sells its ceramic substrate and filter products worldwide to manufacturers of emission control systems who then sell to automotive and diesel engine manufacturers. Although our sales are to the emission control systems manufacturers, the use of Corning substrates and filters is generally required by the specifications of the automotive and diesel engine manufacturers.

Patent protection is important to the segment's operations. The segment has an extensive portfolio of patents relating to its products, technologies and manufacturing processes. The segment is also licensed to use certain patents owned by others. These licenses are also important to the segment's operations. Reference is made to the material under the heading "Patents and Trademarks" for information relating to the Company's patents and trademarks.

The Environmental Technologies segment represented 12% of Corning's sales for 2006.

Life Sciences Segment

Life Sciences laboratory products include microplate products, coated slides, filter plates for genomics sample preparation, plastic cell culture dishes, flasks, cryogenic vials, roller bottles, mass cell culture products, liquid handling instruments, Pyrex® glass beakers, pipettors, serological pipettes, centrifuge tubes and laboratory filtration products. Corning sells products under 3 primary brands: Corning, Costar and Pyrex. Corning manufactures these products in Maine, New York, United Kingdom and Mexico and markets them worldwide, primarily through distributors, to government entities, pharmaceutical and biotechnology companies, hospitals, universities and other research facilities.

Patent protection is important to the segment's operations, particularly for some of its emerging products. The segment has a growing portfolio of patents relating to its products, technologies and manufacturing processes. Brand recognition, through some well known trademarks, is important to the segment. Reference is made to the material under the heading "Patents and Trademarks" for information relating to the Company's patents and trademarks.

The Life Sciences segment represented approximately 6% of Corning's sales for 2006.

Other Products

Other products made by Corning include semiconductor optics, ophthalmic glass and plastic products, technical products, such as polarizing glass, glass for high temperature applications and machinable glass ceramic products. Semiconductor optics manufactured by Corning include: high-performance optical material products; optical-based metrology instruments; and optical assemblies for applications in the global semiconductor industry. Corning's semiconductor optics products are manufactured in New York. Other specialty glass products include glass lens and window components and assemblies. Other specialty glass products are made in New York, Virginia, United Kingdom and France or sourced from China. Corning's Eurokera and Keraglass equity ventures with Saint Gobain Vitrage S.A. of France manufacture smooth cooktop glass/ceramic products in France, China, and South Carolina.

Corning owns a 50% interest in Samsung Corning Company, Ltd. (Samsung Corning), a producer of glass panels and funnels for cathode ray tubes for televisions and computer monitors, with manufacturing facilities in Korea, Germany, China and Malaysia. Samsung Electronics Company, Ltd. owns the remaining 50% interest in Samsung Corning.

Other products represented approximately 8% of Corning's sales for 2006.

We manufacture and process products at more than 47 plants and 15 countries.

Additional explanation regarding Corning and our four segments is presented in Management's Discussion and Analysis of Financial Condition under Operating Review and Results of Operations and Note 19 (Operating Segments) to the Consolidated Financial Statements.

Corporate Investments

Corning and The Dow Chemical Company (Dow Chemical) each own half of Dow Corning Corporation (Dow Corning), an equity company in Michigan that manufactures silicone products worldwide. Dow Corning emerged from its Chapter 11 bankruptcy proceedings during 2004. Dow Corning's sales were $4 billion in 2006. Additional discussion about Dow Corning appears in the Legal Proceedings section. Dow Corning's financial statements are attached in Item 15, Exhibits and Financial Statement Schedules.

Corning and PPG Industries, Inc. each own half of Pittsburgh Corning Corporation (PCC), an equity company in Pennsylvania that manufactures glass products for architectural and industrial uses. PCC filed for Chapter 11 bankruptcy reorganization in April 2000. Additional discussion about PCC appears in the Legal Proceedings section. Corning also owns half of Pittsburgh Corning Europe N.V., a Belgian corporation that manufactures glass products for industrial uses primarily in Europe.

Additional information about corporate investments is presented in Note 8 (Investments) to the consolidated financial statements.

Competition

Corning competes across all of its product lines with many large and varied manufacturers, both domestic and foreign. Some of these competitors are larger than Corning, and some have broader product lines. Corning strives to maintain its position through technology and product innovation. For the future, Corning believes its competitive advantage lies in its commitment to research and development, and its commitment to quality. There is no assurance that Corning will be able to maintain its market position or competitive advantage.

Display Technologies Segment

Corning is the largest worldwide producer of glass substrates for active matrix LCD displays. That market position remained relatively stable over the past year. Corning believes it has competitive advantages in LCD glass substrate products from investing in new technologies, offering a consistent source of reliable supply and using its proprietary fusion manufacturing process. This process allows us to deliver glass that is larger, thinner and lighter with exceptional surface quality. Asahi Glass, Nippon Electric Glass and NH Techno are Corning's principal competitors in display glass substrates. In addition, new entrants are seeking to expand their presence in this business.

Telecommunications Segment

Competition within the telecommunications equipment industry is intense among several significant companies. Corning is a leading competitor in the segment's principal product lines which include optical fiber and cable and hardware and equipment. Price and new product innovations are significant competitive factors. The competitive landscape has experienced increasing competition causing price pressure in all regions. These competitive conditions are likely to persist.

Corning is the largest producer of optical fiber and cable products, but faces significant competition due to continued excess capacity in the market place, price pressure and new product innovations. Corning believes its large scale manufacturing experience, fiber process, technology leadership and intellectual property assets yield cost advantages relative to several of its competitors. The primary competing producers of optical fiber and cable products are Furukawa OFS, Fujikura Ltd., Sumitomo, Prysmian Communications and Draka Comteq.

For hardware and equipment products, significant competitors are 3M Company (3M), Tyco Electronics, Furukawa OFS, CommScope, and ADC Communications.

Environmental Technologies Segment

For worldwide automotive ceramic substrate products, Corning has a leading market position that has remained relatively stable over the past year. Corning believes its competitive advantage in automotive ceramic substrate products for catalytic converters is based upon global presence, customer service, engineering design services and product innovation. Corning has established a strong presence in the heavy duty and light duty diesel vehicle substrate market. Corning's Environmental Technologies products face principal competition from NGK, Denso, Ibiden and Emitec.

Life Sciences Segment

Corning is a leading supplier of glass and plastic science laboratory products, with a growing plastics products market presence in North America and Europe, and a solid laboratory glass products market presence. Corning seeks to maintain competitive advantages by emphasizing product quality, product availability, supply chain efficiency, a wide product line and superior product attributes. For laboratory products, Schott Glaswerke, Kimble, Greiner and Becton Dickinson are the principal worldwide competitors. Corning also faces increasing competition from large distributors that have backward integrated or introduced private label products.

Other Products

Corning is a leading supplier of materials and products for lithography optics in the semiconductor industry and that market position remained relatively stable during the past year. Corning seeks to compete by providing superior optical quality, leading optical designs and a local Corning presence supporting its customers. For Corning's semiconductor optical material products, general specialty glass/glass ceramic products and ophthalmic products, Schott Glaswerke, Shin-Etsu Quartz Products, Hoya and Heraeus are the main competitors.

Samsung Corning is a leading producer of cathode ray tube glass products for conventional televisions. Its relative competitive position has remained stable over the past year, although there has been a significant decline in the industry as end-market customers have turned to flat panel displays or projection technologies. Samsung Corning seeks to maintain its competitive advantage through customer support, logistics expertise and a lower cost manufacturing structure. Nippon Electric Glass, Asahi, and various other Asian manufacturers compete with Samsung Corning. Samsung Corning is also pursuing a diversification strategy to mitigate the impact of the decline in the cathode ray tube glass.

Raw Materials

Corning's production of specialty glasses, ceramics, and related materials requires significant quantities of energy, certain precious metals, and batch materials.

Although energy shortages have not been a problem recently, the cost of energy has increased. Corning has achieved flexibility through important engineering changes to take advantage of low-cost energy sources in most significant processes. Specifically, many of Corning's principal manufacturing processes can be operated with natural gas, propane, oil or electricity, or a combination of these energy sources.

As to resources (ores, minerals, polymers, and processed chemicals) required in manufacturing operations, availability appears to be adequate. Corning's suppliers from time to time may experience capacity limitations in their own operations, or may eliminate certain product lines; nevertheless, Corning believes it has adequate programs to ensure a reliable supply of batch chemicals and raw materials. For many products, Corning has alternate glass compositions that would allow operations to continue without interruption in the event of specific materials shortages.

Certain key materials and proprietary equipment used in the manufacturing of products are currently sole sourced or available only from a limited number of suppliers. Any future difficulty in obtaining sufficient and timely delivery of components could result in delays or reductions in product shipments, or reduce Corning's gross margins.

Patents and Trademarks

Inventions by members of Corning's research and engineering staff have been, and continue to be, important to the Company's growth. Patents have been granted on many of these inventions in the United States and other countries. Some of these patents have been licensed to other manufacturers, including companies in which Corning has equity investments. Many of the earlier patents have now expired, but Corning continues to seek and obtain patents protecting its newer innovations. In 2006, Corning was granted over 195 patents in the U.S. and over 275 patents in countries outside the U.S.

Each business segment possesses its own patent portfolio that provides certain competitive advantages in protecting Corning's innovations. Corning has historically enforced, and will continue to enforce, its intellectual property rights. At the end of 2006, Corning and its wholly owned subsidiaries owned over 4,700 unexpired patents in various countries of which about 2,350 were U.S. patents. Between 2007 and 2009, approximately 1% of these patents will expire, while at the same time Corning intends to seek patents protecting its newer innovations. Worldwide, Corning has over 3,400 patent applications in process, with about 950 in process in the U.S. Corning believes that its patent portfolio will continue to provide a competitive advantage in protecting Corning's innovation, although Corning's competitors in each of its businesses are actively seeking patent protection as well.

The Display Technologies segment has over 270 patents in various countries of which over 90 were U.S. patents. No one patent is considered material to this business segment. Some of the important issued U.S. patents in this segment include patents relating to glass compositions and methods for the use and manufacture of glass substrates for display applications. There is no group of important Display Technology segment patents set to expire between 2007 and 2009.

The Telecommunications segment has over 1,650 patents in various countries of which over 800 were U.S. patents. No one patent is considered material to this business segment. Some of the important issued U.S. patents in this segment include: (i) patents relating to optical fiber products including dispersion compensating fiber, low loss optical fiber and high data rate optical fiber and processes and equipment for manufacturing optical fiber including methods for making optical fiber preforms and methods for drawing, cooling and winding optical fiber; (ii) patents relating to optical fiber ribbons and methods for making such ribbon, fiber optic cable designs and methods for installing optical fiber cable; and (iii) patents relating to optical fiber and electrical connectors and associated methods of manufacture. A few patents relating to optical fiber connectors will expire between 2007 and 2009.

The Environmental Technologies segment has over 550 patents in various countries of which over 260 were U.S. patents. No one patent is considered material to this business segment. Some of the important issued U.S. patents in this segment include patents relating to cellular ceramic honeycomb products, together with ceramic batch and binder system compositions, honeycomb extrusion and firing processes, and honeycomb extrusion dies and equipment for the high-volume, low-cost manufacture of such products. One family of patents relating to batch formation of ceramic honeycomb products will expire between 2007 and 2009.

The Life Sciences segment has over 175 patents in various countries of which over 75 are U.S. patents. No one patent is considered material to this business segment. Some of the important issued U.S. patents in this segment include patents relating to methods and apparatus for the manufacture and use of scientific laboratory equipment including nucleic acid arrays, multiwell plates, and cell culture products as well as equipment for label independent drug discovery. There is no group of important Life Sciences segment patents set to expire between 2007 and 2009.

Many of these patents are used in Corning's operations or are licensed for use by others, and Corning is licensed to use patents owned by others. Corning has entered into cross licensing arrangements with some major competitors, but the scope of such licenses has been limited to specific product areas or technologies.

Corning's principal trademarks include the following: Corning, Celcor, DuraTrap, Eagle2000, EagleXG, Epic, HPFS, Pyrex, SMF-28e, Steuben, Lanscape, Evolant, and Vycor.

Protection of the Environment

Corning has a program to ensure that its facilities are in compliance with state, federal and foreign pollution-control regulations. This program resulted in capital and operating expenditures during the past several years. In order to maintain compliance with such regulations, capital expenditures for pollution control in continuing operations were approximately $50 million in 2006 and are estimated to be $13 million in 2007.

Corning's 2006 operating results from continuing operations were charged with approximately $44 million for depreciation, maintenance, waste disposal and other operating expenses associated with pollution control. Corning believes that its compliance program will not place it at a competitive disadvantage.

Employees

At December 31, 2006, Corning had approximately 24,500 full-time employees, including approximately 10,100 employees in the United States. From time to time, Corning also retains consultants, independent contractors, and temporary and part-time workers. Unions are certified as bargaining agents from approximately 30% of Corning's United States employees.

Executive Officers

Wendell P. Weeks *President and Chief Executive Officer*
Mr. Weeks joined Corning in 1983 and was named a vice president and deputy general manager of the Telecommunications Products division in 1995, vice president and general manager—Telecommunications Products in 1996, senior vice president in 1997, senior vice president of Opto-Electronics in 1998, executive vice president of Optical Communications in 1999, president, Corning Optical Communications in 2001, President and Chief Operating Officer in 2002 and to his present position in 2005. Mr. Weeks will become chairman and chief executive officer on April 26, 2007. Mr. Weeks is a director of Merck & Co., Inc. Director since 2000. Age 47.

James B. Flaws *Vice Chairman and Chief Financial Officer*
Mr. Flaws joined Corning in 1973 and served in a variety of controller and business management positions. Mr. Flaws was elected assistant treasurer of Corning in 1993, vice president and controller in 1997 and vice president of finance and treasurer in May 1997, senior vice president and chief financial officer in December 1997, executive vice president and chief financial officer in 1999 and to his current position in 2002. Mr. Flaws is a director of Dow Corning Corporation. Mr. Flaws has been a member of Corning's Board of Directors since 2000. Age 58.

Peter F. Volanakis *Chief Operating Officer*
Mr. Volanakis joined Corning in 1982 and subsequently held various marketing, development and commercial positions in several divisions. He was named managing director Corning GmbH in 1992, executive vice president of CCS Holding, Inc., formerly known as Siecor Corporation, in 1995, senior vice president of Advanced Display Products in 1997, executive vice president of Display Technologies and Life Sciences in 1999 and president of Corning Technologies in 2001. Mr. Volanakis was elected to his current position on April 28, 2005. Mr. Volanakis will become president and chief operating officer on April 26, 2007. Mr. Volanakis is a director of Dow Corning Corporation. Mr. Volanakis has been a member of Corning's Board of Directors since 2000. Age 51.

Kirk P. Gregg *Executive Vice President and Chief Administrative Officer*
Mr. Gregg joined Corning in 1993 as director of Executive Compensation. He was named vice president of Executive Resources and Employee Benefits in 1994, senior vice president, administration in December 1997 and to his current position in 2002. Prior to joining Corning, Mr. Gregg was with General Dynamics Corporation as corporate director, Key Management Programs, and was responsible for executive compensation and benefits, executive development and recruiting. Age 47.

Joseph A. Miller *Executive Vice President and Chief Technology Officer*
Dr. Miller joined Corning in 2001 as senior vice president and chief technology officer. He was appointed to his current position in 2002. Prior to joining Corning, Dr. Miller was with E.I. DuPont de Nemours, Inc., where he served as chief technology officer and senior vice president for research and development since 1994. He began his career with DuPont in 1966. Dr. Miller is a director of Wilson Greatbatch Technologies and Dow Corning Corporation. Age 65.

Pamela C. Schneider *Senior Vice President and Operations Chief of Staff*
Ms. Schneider joined Corning in 1986 as senior financial analyst in the Controllers Division. In 1988 she became manager of internal audit. In 1990 she was named controller and in 1991 chief financial officer of Corning Asahi Video Products Company. In January 1993, she was appointed vice president and chief financial officer and in 1995 vice president for Corning Consumer Products Company. In 1997, she was named vice president and in 1999 senior vice president, Human Resources and Diversity Officer for Corning. Ms. Schneider was appointed to her present position in April 2002. Age 52.

Katherine A. Asbeck *Senior Vice President - Finance*
Ms. Asbeck joined Corning in 1991 as director of accounting. She was appointed assistant controller in 1993, designated chief accounting officer in 1994, elected vice president and controller in 1997 and senior vice president in 2001. She was elected to her current position in October 2005. Ms. Asbeck is a director of Samsung Corning Co., Ltd. and Samsung Corning Precision Glass Co., Ltd. Age 50.

William D. Eggers *Senior Vice President and General Counsel*
Mr. Eggers joined Corning in 1997 as vice president and deputy general counsel. He was elected senior vice president and general counsel in February 1998. Mr. Eggers was a Partner with the Rochester firm of Nixon, Hargrave, Devans & Doyle, LLP, before joining Corning. Mr. Eggers is a director of Chemung Financial Corp. Age 62.

Mark S. Rogus *Senior Vice President and Treasurer*
Mr. Rogus joined Corning in 1996 as manager of corporate finance. He was appointed assistant treasurer in 1999, vice president and treasurer in 2000 and was elected to his current position in 2004. Prior to joining Corning, Mr. Rogus held various business development positions at Wachovia Bank. Mr. Rogus is a director of Cormetech, Inc. Age 47.

Larry Aiello Jr. *President and Chief Executive Officer – Corning Cable Systems*
Mr. Aiello joined Corning in 1973 and served in several positions in manufacturing from 1975 to 1981. He was named manager-Domestic Accounting in 1981, controller-Telecommunications Products Division in 1984, director-Control and Analysis in 1987 and assistant controller and director in 1989. He was named division vice president and director-Business Development and Planning, Opto-Electronics Group in 1990, general manager-Component Products Group in 1992, vice president and controller, Corning Incorporated in 1993, senior vice president-International and president-Corning International Corporation in 1997, senior vice president and chief of staff-Corning Optical Communications in 2000 and to his current position in 2002. Age 57.

Robert B. Brown *Executive Vice President, Environmental Technologies*
Mr. Brown joined Corning in 1972 and served in a variety of manufacturing and engineering positions. He was appointed division vice president-manufacturing and engineering, Telecommunications Products Division in 1995, vice president manufacturing and engineering, Opto-Electronics in 1999, president-Corning Lasertron in February 2000, vice president and general manager-Amplification Products in December 2000, vice president and

general manager – Optical Fiber in April 2002, senior vice president and general manager – Telecommunications in 2003, senior vice president and general manager – Environmental Technologies in January 2005, and to his current position in August 2005. Mr. Brown is a director of Cormetech, Inc. Age 56.

Lawrence D. McRae *Senior Vice President, Strategy and Corporate Development*
Mr. McRae joined Corning in 1985 and served in various financial, sales and marketing positions. He was appointed vice president-Corporate Development in 2000, senior vice president-Corporate Development in 2003 and most recently, senior vice president-Strategy and Corporate Development in October 2005. Mr. McRae is on the board of directors of Dow Corning Corporation, Samsung Corning Co., Ltd. and Samsung Corning Precision Glass Co., Ltd. Age 48.

Eric S. Musser *Vice President and General Manager, Optical Fiber*
Mr. Musser joined Corning in 1986 and held various manufacturing, planning and quality positions. He assumed the role of President for Corning Lasertron in 2000, became Corning's director of Manufacturing Operations, Photonic Technologies in 2002, then division vice president, Development and Engineering in 2003, and was elected to his current position in January 2005. Age 47.

Jane D. Poulin *Chief Accounting Officer and Division Vice President*
Ms. Poulin joined Corning in September 2005. Prior to joining Corning, she was an Associate Chief Accountant in the Office of the Chief Accountant of the U.S. Securities and Exchange Commission from June 2000 to September 2005. She previously served as corporate controller at a privately held manufacturer and was an audit senior manager at Ernst & Young LLP. Age 44.

Tony Tripeny *Vice President and Corporate Controller*
Mr. Tripeny became the corporate accounting manager for Corning Cable Systems in 1985. After serving in other financial functions, he was appointed chief financial officer of Corning Cable Systems in 2000. In 2003, he became group controller for Corning's Telecommunications business, and division vice president and operations controller of Corning in 2004, and was elected to his current position in October 2005. Age 47.

Risk Factors

Set forth below are some of the principal risks and uncertainties that could cause our actual business results to differ materially from any forward-looking statements contained in this Report. Future results could be materially affected by general industry and market conditions, changes in laws or accounting rules, general economic and political conditions, including a global economic slowdown, fluctuation of interest rates or currency exchange rates, terrorism, political unrest or international conflicts, political instability or major health concerns, natural disasters or other disruptions of expected business conditions. These risk factors should be considered in addition to our cautionary comments concerning forward-looking statements in this Annual Report.

Our sales could be negatively impacted if one or more of our key customers substantially reduce orders for our products

Corning's ten largest customers account for about 50% of our sales. No individual customer accounts for more than 10% of consolidated sales except for AU Optronics Corporation (AUO) which accounted for 13% of consolidated sales in 2006.

In addition, a relatively small number of customers accounted for a high percentage of net sales in each of our reportable operating segments. For 2006, three customers of the Display Technologies segment, which individually accounted for more than 10% of segment net sales, represented 64% of total segment sales when combined. In the Telecommunications segment, two customers, which individually accounted for more than 10% of segment net sales, represented 25% of total segment sales when combined. In the Environmental Technologies segment, three customers, which individually accounted for more than 10% of segment net sales, represented 72% of total segment sales in aggregate. In the Life Sciences segment, one distributor accounted for 43% of this segment's sales in 2006.

Samsung Corning Precision's sales were also concentrated in 2006, with sales to two LCD panel makers located in South Korea accounting for approximately 92% of total Samsung Corning Precision sales.

Although the sale of LCD glass substrates has increased in 2006, there can be no assurance that positive trends will continue. Our customers are LCD panel and color filter makers. As they switch to larger size glass, the pace of their orders may be uneven while they adjust their manufacturing processes and facilities. Additionally, consumer preferences for panels of differing sizes, price, or other seasonal factors, may lead to pauses in market growth from time to time. Our customers may not be able to maintain profitable operations or access sufficient capital to fund ongoing and future planned expansions, which may limit their pace of orders to us. Emerging technologies could replace our glass substrates for certain applications resulting in a decline in demand for our LCD products.

Our Telecommunications segment customers' purchases of our products are affected by their capital expansion plans, general market and economic uncertainty and regulatory changes, including broadband policy. Sales in the Telecommunications segment are expected to be impacted by the pace of Verizon Communication Inc. (Verizon) fiber-to-the-premises deployments. Our sales will be dependent on Verizon's planned targets for homes passed and connected. Changes in Verizon's deployment plan could adversely affect future sales in any quarter or for the full year.

In the Environmental Technologies segment, sales of our ceramic substrate and filter products for automotive and diesel emissions and pollution control are expected to fluctuate with vehicle production. Changes in governmental laws and regulations for air quality and emission controls may also influence future sales. Sales in our Environmental Technologies segment are to four catalyzers and emission system component manufacturers. Our customers sell these systems to automotive original equipment manufacturers and diesel engine manufacturers. Sales within this segment may be affected by adverse developments in the U.S. auto industry or by such factors as higher fuel prices that may affect vehicles sales.

Sales in our Life Sciences segment were historically through two large distributors to government entities, pharmaceutical and biotechnology companies, hospitals, universities and other research facilities. During 2005, we did not renew the contract with one large distributor and transitioned the sales through this distributor to our remaining primary distributor and other existing and developing channels. This change had an adverse impact on sales volumes. In 2006, our remaining primary distributor accounted for 43% of Life Sciences segment sales.

If the markets for our products do not develop and expand as we anticipate, demand for our products may decline, which would negatively impact our results of operations and financial performance

The markets for our products are characterized by rapidly changing technologies, evolving industry or government standards and new product introductions. Our success is expected to depend, in substantial part, on the successful introduction of new products, or upgrades of current products, and our ability to compete with new technologies. The following factors related to our products and markets, if not achieved, could have an adverse impact on our results of operations:

- our ability to introduce leading products such as glass substrates for liquid crystal displays, optical fiber and cable and hardware and equipment, and environmental substrate products that can command competitive prices;
- our ability to achieve a favorable sales mix of large generation sizes of liquid crystal display glass;

- our ability to develop new products in response to government regulations and laws, particularly diesel filter products in the Environmental Technologies segment;
- continued strong demand for notebook computers and LCD monitors;
- growth in purchases of LCD televisions to replace other technologies;
- screen size of LCD televisions, which affects glass demands; and
- growth of the fiber-to-the-premises build-out in North America.

We face pricing pressures in each of our leading businesses that could adversely affect our results of operations and financial performance

We face pricing pressure in each of our leading businesses as a result of intense competition, emerging new technologies, or over-capacity. While we will work toward reducing our costs to offset pricing pressures, we may not be able to achieve proportionate reductions in costs. As a result of overcapacity in the Telecommunications segment, we anticipate pricing pressures will continue into 2007 and beyond. Pricing pressure in our Display Technologies segment was at a historically high level in 2006. Although we are taking steps to reduce the rate of price decline in 2007, we cannot be assured of success. Our 2007 pricing strategy may also result in lost market share.

We face risks related to our international operations and sales

We have customers and significant operations, including manufacturing and sales, located outside the U.S. We have large manufacturing operations for liquid crystal display glass substrates in Taiwan and the Asia-Pacific region, including an equity investment in Samsung Corning Precision operating in South Korea that makes glass substrates for the LCD market. All of our Display segment customers are located in the Asia-Pacific region. As a result of these and other international operations, we face a number of risks, including:

- geographical concentration of our factories and operations;
- periodic health concerns;
- difficulty of managing global operations;
- difficulty in protecting intellectual property;.
- tariffs, duties and other trade barriers including anti-dumping duties;
- undeveloped legal systems;
- natural disasters;
- potential power loss affecting glass production and equipment damage;
- political and economic instability in foreign markets, and
- foreign currency risk.

Any of these items could cause our sales or profitability to be significantly reduced.

We face risks due to foreign currency fluctuations

Because we have significant customers and operations outside the U.S., fluctuations in foreign currencies, especially the Japanese yen, the New Taiwan dollar, the Korean won, and the euro, affect our sales and profit levels. Foreign exchange rates may make our products less competitive in countries where local currencies decline in value relative to the dollar and Japanese yen. Sales in our Display Technologies segment, representing 41% of Corning's sales, are denominated in Japanese yen. The expected sales growth of the Display Technologies segment will increase our exposure to currency fluctuations. Although we hedge significant transaction and balance sheet currency exposures, we do not hedge translation risk and thus changes in exchange rates (especially the yen) may significantly impact our reported revenues and results of operations.

If the financial condition of our customers declines, our credit risks could increase

Although we have a rigorous process to administer credit and believe our reserve is adequate, we have experienced, and in the future may experience, losses as a result of our inability to collect our accounts receivable. If our customers fail to meet their payment obligations to us, we could experience reduced cash flows and losses in excess of amounts reserved. Some customers of our Display Technologies segment are thinly capitalized and/or marginally profitable. In our Environmental products segment, the U.S. auto customers and certain of their suppliers have encountered credit downgrades or, in the case of Delphi Corporation, bankruptcy. These factors may result in an inability to collect receivables or a possible loss in business. As of December 31, 2006, reserves for trade receivables totaled approximately $21 million.

If we do not successfully adjust our manufacturing volumes and fixed cost structure, or achieve manufacturing yields or sufficient product reliability, our operating results could suffer, and we may not achieve anticipated profitability levels

We are investing heavily in additional manufacturing capacity of certain businesses, including liquid crystal display glass and diesel emission substrates and filters. The speed of constructing the new facilities presents challenges. We may face technical and process issues in moving to commercial production. There can be no assurance that Corning will be able to pace its capacity expansion to the actual demand. It is possible that manufacturing capacity may exceed customer demand during certain periods.

The manufacturing of our products involves highly complex and precise processes, requiring production in highly controlled and dust-free environments. Changes in our manufacturing processes could significantly reduce our manufacturing yields and product reliability. In some cases, existing manufacturing may be insufficient to achieve the requirements of our customers. We will need to develop new manufacturing processes and techniques to achieve targeted volume, pricing and cost levels that will permit profitable operations. While we continue to fund projects to improve our manufacturing techniques and processes, we may not achieve satisfactory cost levels in our manufacturing activities that will fully satisfy our profitability targets.

Our future operating results depend on our ability to purchase a sufficient amount of materials, parts, and manufacturing equipment components to meet the demands of our customers

Our ability to meet customer demand depends, in part, on our ability to obtain timely and adequate delivery of materials, parts and components from our suppliers. We may experience shortages that could adversely affect our operations. Although we work closely with our suppliers to avoid shortages, there can be no assurances that we will not encounter these problems in the future. Furthermore, certain manufacturing equipment or components are available only from a single source or limited sources. We may not be able to find alternate sources in a timely manner. A reduction or interruption in supplies, or a significant increase in the price of supplies, could have a material adverse effect on our businesses.

We have incurred, and may in the future incur, restructuring and other charges, the amounts of which are difficult to predict accurately

We have recorded several charges for restructuring, impairment of assets, and the write-off of cost and equity based investments. It is possible we may record additional charges for restructuring or other asset impairments if additional actions become necessary.

We have incurred, and may in the future incur, goodwill and other intangible asset impairment charges

At December 31, 2006, Corning had goodwill and other intangible assets of $316 million. While we believe the estimates and judgments about future cash flows used in the goodwill impairment tests are reasonable, we cannot provide assurance that future impairment charges will not be required if the expected cash flow estimates as projected by management do not occur.

If our products or materials purchased from our suppliers experience performance issues, our business will suffer

Our business depends on the production of products of consistently high quality. Our products, components and materials purchased from our suppliers, are typically tested for quality. These testing procedures are limited to evaluating our products under likely and foreseeable failure scenarios. For various reasons, our products, including materials purchased from our suppliers, may fail to perform as expected. In some cases, product redesigns or additional expense may be required to correct a defect. A significant or systemic product failure could result in customer relations problems, lost sales, and financial damages.

We face competition in most of our businesses

We expect that we will face additional competition from existing competitors, low cost manufacturers and new entrants. We must invest in research and development, expand our engineering, manufacturing and marketing capabilities, and continue to improve customer service and support in order to remain competitive. We cannot provide assurance that we will be able to maintain or improve our competitive position.

We may experience difficulties in enforcing our intellectual property rights and we may be subject to claims of infringement of the intellectual property rights of others

We may encounter difficulties in protecting our intellectual property rights or obtaining rights to additional intellectual property necessary to permit us to continue or expand our businesses. We cannot assure you that the patents that we hold or may obtain will provide meaningful protection against our competitors. Litigation may be necessary to enforce our intellectual property rights. Litigation is inherently uncertain and the outcome is often unpredictable. Other companies hold patents on technologies used in our industries and are aggressively seeking to expand, enforce and license their patent portfolios.

The intellectual property rights of others could inhibit our ability to introduce new products. We are, and may in the future be, subject to claims of intellectual property infringement or misappropriation that may result in loss of revenue, require us to incur substantial costs, or lead to monetary damages or injunctive relief against us. We cannot assure you as to the outcome of such claims.

Current or future litigation may harm our financial condition or results of operations

Pending, threatened or future litigation is subject to inherent uncertainties. Our financial condition or results of operations may be adversely affected by unfavorable outcomes, expenses and costs exceeding amounts estimated or insured. In particular, we have been named as a defendant in numerous lawsuits alleging personal injury from exposure to asbestos. As described in Legal Proceedings, our negotiations with the representatives of asbestos claimants produced a tentative plan of settlement through a PCC Plan of Reorganization, but this Plan has not been confirmed by the Bankruptcy Court. The proponents of the Plan have moved for reconsideration of the order entered by the Court on December 21, 2006 denying Plan confirmation. It is reasonably possible that changes to the Plan may be negotiated, but the elements of the Plan and final approval are subject to a number of contingencies. Total charges of $816 million have been recorded through December 31, 2006; however, additional charges or credits are possible due to the potential fluctuation in the price of our common stock, other adjustments in the proposed settlement, and other litigation factors.

We face risks through our equity method investments in companies that we do not control

Corning's net income includes significant equity in earnings of associated companies. For the year ended December 31, 2006, we recognized $960 million of equity earnings, of which $889 million came from our two largest investments: Dow Corning Corporation (which makes silicone products) and Samsung Corning Precision (which makes liquid crystal display glass). Samsung Corning Precision is located in the Asia-Pacific region and is subject to political and geographic risks mentioned above, as well as business and other risks within the Display segment. Our equity investments may not continue to perform at the same levels as in recent years. In 2005 and 2006, we recognized equity losses associated with Samsung Corning Co., Ltd. (our 50% equity method investment that makes glass panels and funnels for conventional televisions), which recorded fixed asset and other impairment charges. As the conventional television market will be negatively impacted by strong growth in the LCD glass market, it is reasonably possible that Samsung Corning Co., Ltd. may incur additional restructuring or impairment charges or net operating losses in the future.

We may not have adequate insurance coverage for claims against us

We face the risk of loss resulting from product liability, securities, fiduciary liability, intellectual property, antitrust, contractual, warranty, fraud and other lawsuits, whether or not such claims are valid. In addition, our product liability, fiduciary, directors and officers, property, natural catastrophe and comprehensive general liability insurance may not be adequate to cover such claims or may not be available to the extent we expect. Our insurance costs can be volatile and, at any time, can increase given changes in market supply and demand. We may not be able to obtain adequate insurance coverage in the future at acceptable costs. A successful claim that exceeds or is not covered by our policies could require us to pay substantial sums. Some of the carriers in our excess insurance programs are in liquidation and may not be able to respond if we should have claims reaching into excess layers. The financial health of other insurers may deteriorate. In addition, we may not be able to obtain adequate insurance coverage for certain risk such as political risk, terrorism or war.

Changes in accounting may affect our reported earnings and operating income

Generally accepted accounting principles and accompanying accounting pronouncements, implementation guidelines, and interpretations for many areas of our business, such as revenue recognition, accounting for investments, and accounting for stock options, are very complex and involve significant and sometimes subjective judgments. Changes in these rules or their interpretation could significantly impact our reported earnings and operating income and could add significant volatility to those measures in the future, without a corresponding change in our cash flows.

Legal Proceedings

Environmental Litigation. Corning has been named by the Environmental Protection Agency (the Agency) under the Superfund Act, or by state governments under similar state laws, as a potentially responsible party at 18 active hazardous waste sites. Under the Superfund Act, all parties who may have contributed any waste to a hazardous waste site, identified by such Agency, are jointly and severally liable for the cost of cleanup unless the Agency agrees otherwise. It is Corning's policy to accrue for its estimated liability related to Superfund sites and other environmental liabilities related to property owned by Corning based on expert analysis and continual monitoring by both internal and external consultants. Corning has accrued approximately $16 million (undiscounted) for its estimated liability for environmental cleanup and litigation at December 31, 2006. Based upon the information developed to date, management believes that the accrued reserve is a reasonable estimate of the Company's liability and that the risk of an additional loss in an amount materially higher than that accrued is remote.

Dow Corning Bankruptcy. Corning and Dow Chemical each own 50% of the common stock of Dow Corning. In May 1995, Dow Corning filed for bankruptcy protection to address pending and claimed liabilities arising from many thousand breast implant product lawsuits. On June 1, 2004, Dow Corning emerged from Chapter 11 with a Plan of Reorganization (the Plan) which provided for the settlement or other resolution of implant claims. The Plan also includes releases for Corning and Dow Chemical as shareholders in exchange for contributions to the Plan.

Under the terms of the Plan, Dow Corning has established and is funding a Settlement Trust and a Litigation Facility to provide a means for tort claimants to settle or litigate their claims. Inclusive of insurance, Dow Corning has paid approximately $1.5 billion to the Settlement Trust. As of December 31, 2006, Dow Corning had recorded a reserve for breast implant litigation of $1.7 billion and anticipates insurance receivables of $185 million. As a separate matter arising from the bankruptcy proceedings, Dow Corning is defending claims asserted by a number of commercial creditors who claim additional interest at default rates and enforcement costs, during the period from May 1995 through June 2004. On July 26, 2006, the U.S. Court of Appeals vacated the judgment of the District Court fixing the interest component, ruled that default interest and enforcement costs may be awarded subject to equitable factors to be determined, and directed that the matter be remanded for further proceedings. Dow Corning filed a petition for rehearing by the Court of Appeals, which was denied. It has filed a petition for writ of certiorari with the U.S. Supreme Court, which has not yet been decided. As of December 31, 2006, Dow Corning has estimated the interest payable to commercial creditors to be within the range of $68 million to $208 million. As Dow Corning management believes no single amount within the range appears to be a better estimate than any other amount within the range, Dow Corning has recorded the minimum liability within the range. Should Dow Corning not prevail in this matter, Corning's equity earnings would be reduced by its 50% share of the amount in excess of $68 million, net of applicable tax benefits. There are a number of other claims in the bankruptcy proceedings against Dow Corning awaiting resolution by the U.S. District Court, and it is reasonably possible that Dow Corning may record bankruptcy-related charges in the future. There are no remaining tort claims against Corning, other than those that will be channeled by the Plan into facilities established by the Plan or otherwise defended by the Litigation Facility.

Pittsburgh Corning Corporation. Corning and PPG Industries, Inc. (PPG) each own 50% of the capital stock of Pittsburgh Corning Corporation (PCC). Over a period of more than two decades, PCC and several other defendants have been named in numerous lawsuits involving claims alleging personal injury from exposure to asbestos. On April 16, 2000, PCC filed for Chapter 11 reorganization in the U.S. Bankruptcy Court for the Western District of Pennsylvania. As a result of PCC's bankruptcy filing, Corning recorded an after-tax charge of $36 million in 2001 to fully impair its investment in PCC and discontinued recognition of equity earnings. At the time PCC filed for bankruptcy protection, there were approximately 12,400 claims pending against Corning in state court lawsuits alleging various theories of liability based on exposure to PCC's asbestos products and typically requesting monetary damages in excess of one million dollars per claim. Corning has defended those claims on the basis of the separate corporate status of PCC and the absence of any facts supporting claims of direct liability arising from PCC's asbestos products. Corning is also currently named in approximately 10,900 other cases (approximately 42,300 claims) alleging injuries from asbestos and similar amounts of monetary damages per claim. Those cases have been covered by insurance without material impact to Corning to date. Asbestos litigation is inherently difficult, and past trends in resolving these claims may not be indicators of future outcomes.

In the bankruptcy court in April 2000, PCC obtained a preliminary injunction against the prosecution of asbestos actions arising from PCC's products against its two shareholders to afford the parties a period of time in which to negotiate a plan of reorganization for PCC (the PCC Plan).

On May 14, 2002, PPG announced that it had agreed with certain of its insurance carriers and representatives of current and future asbestos claimants on the terms of a settlement arrangement applicable to claims arising from PCC's products.

On March 28, 2003, Corning announced that it had reached agreement with the representatives of asbestos claimants for the settlement of all current and future asbestos claims against it and PCC, which might arise from PCC products or operations. The proposed settlement, if the Plan is approved and becomes effective, will require

Corning to relinquish its equity interest in PCC, contribute its equity interest in Pittsburgh Corning Europe N.V. (PCE), a Belgian corporation, and contribute 25 million shares of Corning common stock. Corning also agreed to pay a total of $140 million in six annual installments (present value $131 million at March 2003), beginning one year after the Plan becomes effective, with 5.5 percent interest from June 2004, and to assign certain insurance policy proceeds from its primary insurance and a portion of its excess insurance at the time of settlement.

Since March 28, 2003, we have recorded total net charges of $816 million to reflect the agreed settlement contributions and subsequent adjustments for the change in the fair value of the components.

The liability expected to be settled by contribution of our investment in PCE, assigned insurance proceeds, and the 25 million shares of our common stock (totaling $656 million at December 31, 2006) is recorded in the other accrued liabilities component in our consolidated balance sheets. This portion of the PCC liability is considered a "due on demand" obligation and is classified as a current liability. The remaining portion of the settlement liability (totaling $160 million at December 31, 2006), representing the net present value of the cash payments, is recorded in the other liabilities component in our consolidated balance sheets.

Two of Corning's primary insurers and several excess insurers have commenced litigation for a declaration of the rights and obligations of the parties under insurance policies, including rights that may be affected by the settlement arrangement described above. Corning is vigorously contesting these cases. Management is unable to predict the outcome of this insurance litigation.

The PCC Plan received a favorable vote from creditors in March 2004. Hearings to consider objections to the Plan were held in the Bankruptcy Court in May 2004. In February, 2006, the Bankruptcy Court requested that the Plan proponents delete references to Section 105(a) of the Bankruptcy Code and resubmit the Plan. The final round of oral argument was held on July 21, 2006. On December 21, 2006, the Bankruptcy Court issued an order denying confirmation of the Plan for reasons set out in a memorandum opinion. The opinion generally supports the elements of the Plan except for the breadth of the channeling injunction applicable to claims against either of the two shareholders when those claims do not derive from the products or operations of PCC itself. The Court declared a three part test whereby other claims may be channeled if PCC is named a defendant, a shareholder is named, and conspiracy theories are alleged. Several parties, including Corning, have filed motions of reconsideration, which are scheduled for a hearing before the Bankruptcy Court on March 5, 2007. If the Bankruptcy Court does not approve the PCC Plan in its current form, changes to the Plan are probable as it is likely that the Court will allow the proponents time to propose amendments. The outcome of these proceedings is uncertain, and confirmation of the current Plan or any amended Plan is subject to a number of contingencies. However, apart from the quarterly mark-to-market adjustment in the value of the components of the settlement, management believes that the likelihood of a material adverse impact to Corning's financial statements is remote.

Seoul Guarantee Insurance Co. and other creditors against Samsung Group and affiliates. As of March 2005, Samsung Corning Precision Glass Co., Ltd. (Samsung Corning Precision) and Samsung Corning Co. Ltd. (Samsung Corning) are two of approximately thirty co-defendants in a lawsuit filed by Seoul Guarantee Insurance Co. and 14 other creditors (SGI and Creditors) for alleged breach of an agreement that approximately thirty affiliates of the Samsung group entered into with SGI and Creditors in September 1999. The lawsuit is pending in the courts of Korea. According to the agreement, the Samsung affiliates agreed to sell 3.5 million shares of Samsung Life Insurance Co., Ltd. (SLI) by December 31, 2000, which were transferred to SGI and Creditors in connection with the petition for court receivership of Samsung Motor Inc. In the lawsuit, SGI and Creditors allege that, in the event that the proceeds of sale of the SLI shares is less than 2.45 trillion Korean won (approximately $2.64 billion), the Samsung affiliates allegedly agreed to compensate SGI and Creditors for the shortfall, by other means, including Samsung affiliates' purchase of equity or subordinated debentures to be issued by SGI and Creditors. Any excess proceeds are to be distributed to the Samsung affiliates. As of March 2005, the shares of Samsung Life Insurance Co., Ltd. had not been sold. The suit asks for damages of approximately $4.6 billion plus penalty interest. Samsung Corning Precision and Samsung Corning combined guarantees should represent no more than 3.1% of the Samsung affiliates' total financial obligation. Although noting that the outcome of these matters is uncertain, Samsung Corning Precision and Samsung Corning have stated that these matters are not likely to result in a material ultimate loss to their financial statements. No claim in these matters has been asserted against Corning Incorporated.

Ellsworth Industrial Park, Downers Grove, IL Environmental Litigation. In August 2005, Corning was named as a fourth party defendant in a class action, Ann Muniz v. Rexnord Corp, filed in the U.S. District Court for the N.D. Illinois, claiming an unspecified amount of damages and asserting various personal injury and property damage claims against a number of corporate defendants. These claims allegedly arise from the release of solvents from the operations of several manufacturers at the Ellsworth Industrial Park into soil and ground water. On July 10, 2006, plaintiffs settled with a number of defendants and third-party defendants for $15.75 million, and the settling defendants are mediating allocation. In November 2006, Corning settled with three of the third-party defendants for a total of approximately $99,000. The claim of the remaining third-party defendant against Corning is scheduled for trial in March 2007. Corning was also named as a third or fourth party defendant in two personal injury lawsuits against a number of corporate defendants as a result of an alleged groundwater contamination at this industrial park site. Corning has a number of defenses to these claims, which management intends to contest vigorously. Management believes these matters are not likely to be material to the financial statements of Corning in any period.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) Corning Incorporated common stock is listed on the New York Stock Exchange and the SWX Swiss Exchange. In addition, it is traded on the Boston, Midwest, Pacific and Philadelphia stock exchanges. Common stock options are traded on the Chicago Board Options Exchange. The abbreviated ticker symbol for Corning Incorporated is "GLW."

The following table sets forth the high and low sales price of Corning's common stock as reported on the Composite Tape.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006				
Price range				
High	**$28.28**	**$29.61**	**$24.90**	**$25.57**
Low	**$19.35**	**$20.39**	**$17.50**	**$18.62**
2005				
Price range				
High	$12.40	$17.08	$21.95	$21.62
Low	$10.61	$10.97	$16.03	$16.61

As of December 31, 2006, there were approximately 25,700 record holders of common stock and approximately 595,000 beneficial shareholders.

Corning discontinued the payment of dividends on its common stock in 2001.

Equity Compensation Plan Information

The following table shows the total number of outstanding options and shares available for other future issuances of options under all of our existing equity compensation plans, including our 2005 Employee Equity Participation Program, our 2003 Equity Plan for Non-Employee Directors and our 2002 Worldwide Employee Share Purchase Plan as of December 31, 2006.

	A	B	C
Plan Category	Securities To Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column A)
Equity Compensation Plans Approved by Security Holders (1)	95,729,896	$24.19	116,065,029
Equity Compensation Plans Not Approved by Security Holders	0	$ 0.00	0
Total	95,729,896	$24.19	116,065,029

(1) Shares indicated are total grants under the most recent shareholder approved plans as well as any shares remaining outstanding from any prior shareholder approved plans.

Performance Graph

The following graph illustrates the cumulative total shareholder return over the last five years of Corning's Common Stock, the S&P 500 and the S&P Communications Equipment Companies (in which Corning is currently included). The graph includes the capital weighted performance results of those companies in the communications equipment companies classification that are also included in the S&P 500.



Comparison of Five-Year Cumulative Total Return Among
Corning Incorporated, S&P 500 and S&P Communications Equipment
(Fiscal Years Ending December 31)
Indexed to 100
Corning Incorporated
S&P 500
S&P Communications Equipment
250
200
150
100
50
0
2001
2002
2003
2004
2005
2006

(b) Not applicable.

(c) This table provides information about our purchases of our common stock during the fiscal fourth quarter of 2006:

Issuer Purchases of Equity Securities*

Period	Total Number of Shares Purchased**	Average Price Paid per Share**	Total Number of Shares Purchased as Part of Publicly Announced Plan*	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan*
October 1-31, 2006	60,379	$21.91	0	$0
November 1-30, 2006	120,300	$20.87	0	$0
December 1-31, 2006	54,416	$21.06	0	$0
Total	235,095	$21.18	0	$0

* During the quarter ended December 31, 2006, we did not have a publicly announced program for repurchase of shares of our common stock. We did not repurchase our common stock in open-market transactions outside of such a program.

** This column reflects the following transactions during the fiscal fourth quarter of 2006: (i) the deemed surrender to us of 225,220 shares of common stock to pay the exercise price and to satisfy tax withholding obligations in connection with the exercise of employee stock options, and (ii) the surrender to us of 9,875 shares of common stock to satisfy tax withholding obligations in connection with the vesting of restricted stock issued to employees.

Selected Financial Data (Unaudited)

(In millions, except per share amounts and number of employees)

	Years ended December 31,				
	2006	2005	2004	2003	2002
Results of Operations					
Net sales	**$ 5,174**	$ 4,579	$ 3,854	$ 3,090	$ 3,164
Research, development and engineering expenses	**$ 517**	$ 443	$ 355	$ 344	$ 483
Equity in earnings of affiliated companies, net of impairments	**$ 960**	$ 611	$ 454	$ 216	$ 116
Income (loss) from continuing operations	**$ 1,855**	$ 585	$ (2,251)	$ (280)	$ (1,780)
Income from discontinued operations			20		478
Net income (loss)	**$ 1,855**	$ 585	$ (2,231)	$ (280)	$ (1,302)
Basic earnings (loss) per common share from:					
Continuing operations	**$ 1.20**	$ 0.40	$ (1.62)	$ (0.22)	$ (1.85)
Discontinued operations			0.01		0.46
Basic earnings (loss) per common share	**$ 1.20**	$ 0.40	$ (1.61)	$ (0.22)	$ (1.39)
Diluted earnings (loss) per common share from:					
Continuing operations	**$ 1.16**	$ 0.38	$ (1.62)	$ (0.22)	$ (1.85)
Discontinued operations			0.01		0.46
Diluted earnings (loss) per common share	**$ 1.16**	$ 0.38	$ (1.61)	$ (0.22)	$ (1.39)
Shares used in computing per share amounts:					
Basic earnings (loss) per common share	**1,550**	1,464	1,386	1,274	1,030
Diluted earnings (loss) per common share	**1,594**	1,535	1,386	1,274	1,030
Financial Position					
Working capital	**$ 2,479**	$ 1,490	$ 804	$ 1,077	$ 2,145
Total assets	**$13,065**	$11,207	$ 9,736	$10,816	$11,406
Long-term debt	**$ 1,696**	$ 1,789	$ 2,214	$ 2,668	$ 3,963
Shareholders' equity	**$ 7,246**	$ 5,487	$ 3,701	$ 5,411	$ 4,691
Selected Data					
Capital expenditures	**$ 1,182**	$ 1,553	$ 857	$ 366	$ 357
Depreciation and amortization	**$ 591**	$ 512	$ 523	$ 517	$ 661
Number of employees (1)	**24,500**	26,000	24,700	20,600	23,200

Reference should be made to the Notes to consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations.

(1) Amounts do not include employees of discontinued operations.

2006 Financials

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Our key priorities for 2006 remained unchanged from the previous two years: protect our financial health, improve our profitability, and invest in the future. We made significant progress on all three in 2006.

Financial Health

In 2006, our balance sheet remained strong and we delivered positive cash flows from operating activities. Significant activities in 2006 included the following:

- We issued $250 million aggregate principal amount of 7.25% senior unsecured notes due 2036 for general corporate purposes and in support of an objective to extend the timing of future debt maturities.
- We reduced our long-term debt in the following transactions:
  - We redeemed $119 million of our 6.25% Euro notes, due in 2010;
  - We repurchased $96 million of our 6.3% notes due in 2009; and
  - We redeemed $125 million of our 8.3% medium-term notes due in 2025.
- We received $171 million in deposits against orders relating to our multi-year supply agreements with customers in the Display Technologies segment. These agreements have helped us to meet the rapid growth of the LCD market.
- All three of our rating agencies upgraded our ratings to either BBB or Baa2.
- We generated cash flows from operating activities in excess of our capital expenditures.

We ended 2006 with $3.2 billion in cash, cash equivalents and short-term investments. This represents an increase of $733 million from December 31, 2005.

In November 2006, we amended our revolving credit facility so that it now provides us access to a $1.1 billion unsecured multi-currency revolving line of credit through March 2011. We believe we have sufficient liquidity for the next several years to fund operations, capital expenditures and scheduled debt repayments.

Profitability

For the year ended December 31, 2006, we generated net income of $1,855 million or $1.16 per share compared to net income of $585 million or $0.38 per share for 2005.

We recorded restructuring, impairment, and other charges and credits in the past three years which affect the comparability of those years. Refer to Note 3 (Restructuring, Impairment and Other Charges and (Credits)), Note 7 (Income Taxes), and Note 8 (Investments) to the consolidated financial statements for additional information.

Investing in our future

We remain committed to investing in research, development, and engineering to drive innovation. We are investing in a wide variety of technologies with a focus on glass substrates for active matrix LCDs, diesel filters and substrates in response to tightening emissions control standards, and the optical fiber and cable and hardware and equipment that will enable fiber-to-the-premises.

Our research, development and engineering expenditures have increased by $74 million or 17% compared to 2005. We believe our spending levels are adequate to support our growth strategies.

We also remain committed to investing in manufacturing capacity to match increased demand in our businesses. Our capital expenditures are primarily focused on expanding manufacturing capacity for LCD glass substrates in the Display Technologies segment and diesel products in the Environmental Technologies segment. Total capital expenditures for 2006 were $1,182 million, of which $829 million was directed toward our Display Technologies segment and $146 million was invested in our Environmental Technologies segment primarily in anticipation of the emerging market for diesel emission control systems.

We expect our 2007 capital spending to be in the range of $1.1 billion to $1.2 billion, of which approximately $700 million will be directed toward our Display Technologies segment and approximately $100 million will be directed toward our Environmental Technologies segment.

RESULTS OF CONTINUING OPERATIONS

Selected highlights from our continuing operations follow (dollars in millions):

				% Change	
	2006	2005	2004	06 vs. 05	05 vs. 04
Net sales	**$5,174**	$ 4,579	$ 3,854	13	19
Gross margin	**$2,283**	$ 1,984	$ 1,415	15	40
(gross margin %)	**44%**	43%	37%		
Selling, general and administrative expenses	**$ 857**	$ 756	$ 653	13	16
(as a % of revenues)	**17%**	17%	17%		
Research, development and engineering expenses	**$ 517**	$ 443	$ 355	17	25
(as a % of revenues)	**10%**	10%	9%		
Restructuring, impairment and other charges and (credits)	**$ 54**	$ (38)	$ 1,789	(242)	(102)
(as a % of revenues)	**1%**	(1)%	46%		
Asbestos settlement	**$ (2)**	$ 218	$ 65	(101)	235
(as a % of revenues)	**0%**	5%	2%		
Income (loss) from continuing operations before income taxes	**$ 961**	$ 559	$ (1,604)	72	(135)
(as a % of revenues)	**19%**	12%	(42)%		
Provision for income taxes	**$ (55)**	$ (578)	$ (1,084)	(90)	(47)
(as a % of revenues)	**(1)%**	(13)%	(28)%		
Equity in earnings of affiliated companies, net of impairments	**$ 960**	$ 611	$ 454	57	35
(as a % of revenues)	**19%**	13%	12%		
Income (loss) from continuing operations	**$1,855**	$ 585	$ (2,251)	217	(126)
(as a % of revenues)	**36%**	13%	(58)%		

Net Sales

The net sales increase in 2006 compared to 2005 was the result of increased demand for LCD glass substrates in our Display Technologies segment and year-over-year increased volume in the Telecommunications segment. Net sales for all other segments were comparable to the prior year. Movements in foreign exchange rates negatively impacted 2006 net sales by approximately $125 million (or 3%) when compared with 2005.

The net sales increase in 2005 compared to 2004 was the result of a significant increase in demand for LCD glass substrates in our Display Technologies segment. Modest gains in demand for products in our Telecommunications segment to support fiber-to-the-premises projects and in our Environmental Technologies segment also contributed to the sales increase. The impact of movements in foreign exchange rates on 2005 net sales was less than 1% when compared with net sales in 2004.

Reflecting the growth in our Display Technologies segment, net sales into international markets continued to surpass those into the U.S. market. For 2006, 2005, and 2004, sales into international markets accounted for 71%, 71%, and 65% of net sales, respectively.

Cost of Sales

The types of expenses included in the cost of sales line item are: raw materials consumption, including direct and indirect materials; salaries, wages and benefits; depreciation and amortization; production utilities; production-related purchasing; warehousing (including receiving and inspection); repairs and maintenance; inter-location inventory transfer costs; production and warehousing facility property insurance; rent for production facilities; and other production overhead.

Gross Margin

As a percentage of net sales, 2006 gross margin was up slightly from 2005 driven primarily by our Display Technologies segment. Gross margins for this segment were essentially even with 2005 reflecting the negative impact of price declines offset by higher volumes and cost reductions. Display Technologies segment sales increased from 38% of total Corning's sales in 2005 to 41% of Corning's sales in 2006. As Display Technologies has a higher gross margin than our consolidated gross margin, the added concentration in Display Technologies in 2006 caused Corning's gross margin percentage to increase from 43% in 2005 to 44% in 2006.

For 2005, as a percentage of net sales, gross margin improved 6 percentage points versus 2004. The improvement was driven by increased volume, improved mix of large generation glass and manufacturing efficiencies in our Display Technologies segment.

Selling, General, and Administrative Expenses

The increase in selling, general and administrative expenses for 2006 compared to 2005, in dollars, was primarily due to an increase in stock-based compensation expense as a result of the Company's adoption of Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004) Share-Based Payment (SFAS 123(R)), effective January 1, 2006. The increase in spending in 2005 compared to 2004 was primarily driven by increases in compensation costs. As a percent of net sales, selling, general, and administrative expenses were comparable for all periods presented.

The types of expenses included in the selling, general and administrative expenses line item are: salaries, wages and benefits; travel; sales commissions; professional fees; and depreciation and amortization, utilities, and rent for administrative facilities.

Share-Based Compensation

Prior to January 1, 2006, the Company accounted for share-based awards granted under the Company's stock compensation programs using the intrinsic value method in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" (APB 25) and SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). Under the intrinsic value method, no share-based compensation cost related to stock options had been recognized in the Company's consolidated statements of operations, because the exercise price was at least equal to the market value of the common stock on the grant date. As a result, the recognition of share-based compensation cost was generally limited to the expense attributed to restricted stock awards, and stock option modifications. As permitted under SFAS 123, the Company reported pro-forma disclosures presenting results and earnings per share as if we had used the fair value recognition provisions of SFAS 123 in the notes to the Company's consolidated financial statements.

Effective January 1, 2006, the Company adopted the provisions of SFAS 123(R) using the modified prospective application method. Under the modified prospective application method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based awards granted prior to, but not yet vested as of January 1,

2006 based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based awards granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Compensation cost is recognized in the consolidated statements of operations over the period during which an employee is required to provide service in exchange for the award. In accordance with the modified prospective application method, results for prior periods have not been restated. The adoption of SFAS 123(R) resulted in a decrease of $0.05 in basic and diluted earnings per share for the year ended December 31, 2006. See Note 18 (Share-based Compensation) to the consolidated financial statements for further detail on the impact of SFAS 123(R).

Research, Development, and Engineering Expenses

Research, development and engineering expenditures increased by $74 million in 2006 when compared to 2005, but remained consistent as a percentage of net sales. Expenditures in 2006 were focused on our Display Technologies, Environmental Technologies and Telecommunications segments as we looked to capitalize on market opportunities in those segments. Expenses in 2006 also included costs associated with exploratory projects to support future growth. Expenditures increased in 2005 when compared to 2004, due to increased spending to support growth initiatives including glass substrates for LCDs, diesel filter and substrates in response to tightening emissions control standards, as well as exploratory projects.

Restructuring, Impairment and Other Charges and (Credits)

Corning recorded significant net charges in 2004 which affect the comparability of our results for 2006, 2005, and 2004. A summary of the net charges and credits for all years presented is provided in the following table (in millions):

	For the years ended December 31,		
	2006	2005	2004
Impairment of goodwill			$1,420
Impairment of long-lived assets other than goodwill			
Assets to be disposed of by sale or abandonment	**$ (2)**	$ 6	302
Assets to be held and used	**50**		24
Reversal of currency translation adjustment		(84)	
Accelerated depreciation			37
Loss on sale of businesses			12
Impairment of available-for-sale securities		25	
Restructuring charges and (credits)	**6**	15	(6)
Total restructuring, impairment other charges and (credits)	**$ 54**	$(38)	$1,789

Impairment of Goodwill

2004 Impairment Charge

Pursuant to SFAS No. 142, "Goodwill and Other Intangible Assets," (SFAS 142) goodwill is required to be tested for impairment annually at the reporting unit level. In addition, goodwill should be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its related carrying value. In the third quarter of 2004, we identified certain factors that caused us to lower our estimates and projections for the long-term revenue growth of the Telecommunications segment, which indicated that the fair value of the Telecommunications segment reporting unit was less than its carrying value. We performed an interim impairment test of the Telecommunications segment goodwill in the third quarter of 2004 and, as a result, recorded an impairment charge of $1,420 million to reduce the carrying value of goodwill to its implied fair value at September 30, 2004 of $117 million.

2006 Financials

Impairment of Long-Lived Assets Other Than Goodwill

Given our restructuring actions and the market conditions facing certain of our businesses, at various times throughout 2004 to 2006, we performed evaluations of the recoverability of our held for use long-lived assets other than goodwill. When an impairment evaluation was required, we developed expected future cash flows against which to compare the carrying value of the asset group being evaluated. If our projections indicated that our long lived assets were not recoverable through future cash flows, we were then required to estimate the fair value of the long-lived assets, limited to property, plant and equipment, using the expected cash flow approach as a measure of fair value.

2006 Impairment Charge

Assets to be held and used

In 2006, we recorded an asset held for use impairment charge of $44 million to impair certain long-lived assets of our Telecommunications segment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). Due to our lowered long-term outlook for this business, we determined that an event of impairment, as defined by SFAS 144, had occurred in that business, which further required us to test this asset group for impairment. We assess recoverability of the carrying value of long-lived assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We estimated the fair value of the long-lived assets for this business using a discounted expected cash flow approach as a measure of fair value. As a result of our impairment evaluation, we recorded an impairment charge to write-down the asset group to its estimated fair value.

2004 Impairment Charge

Assets to be disposed of by sale or abandonment

These charges comprise the following:

- *Telecommunications segment:* In 2004, we recorded a net charge of $344 million to impair plant and equipment related to certain facilities to be disposed of or shutdown. Approximately $332 million of this net charge was comprised of the partially completed sections of our Concord, N.C. optical fiber facility. As a result of our lowered outlook, we have permanently abandoned this construction in progress as we no longer believe the demand for optical fiber will warrant the investment necessary to complete this facility. We have mothballed and will continue to depreciate the separate previously-operated portion of the Concord fiber facility.
- *Other businesses:* We recorded net credits of $42 million, primarily for gains on the sale of assets Corning Asahi Video Products (CAV) sold to a third party in China. This represented proceeds in excess of assumed salvage values for assets previously impaired. This represented the substantial completion of the sale of CAV's assets.

Assets to be held and used

In 2004, due to our decision to permanently abandon certain assets and lower our long-term outlook for the Telecommunications segment in 2004, we determined that an event of impairment had occurred in our Telecommunications segment which required us to test the segment's long-lived assets other than goodwill for impairment. As a result of this impairment evaluation, we recorded a $24 million impairment charge in the third quarter of 2004 to write-down certain assets to fair value.

Other Credits

2005 Reversal of Currency Translation Adjustment

In 2003, Corning sold its photonic business operations to Avanex. The photonics business was the sole operation of Corning O.T.I. S.r.l. (OTI), a wholly-owned Italian subsidiary of Corning, whose results were included in Corning's Telecommunications segment. Subsequent to the sale of the operating assets of OTI to Avanex, Corning began liquidating OTI. In October 2005, the assets of OTI were determined to be substantially liquidated. As a result of the substantial liquidation, OTI's cumulative translation account was reversed, resulting in a gain of $84 million in the fourth quarter.

Accelerated Depreciation

2004 Accelerated Depreciation

We recorded $37 million of accelerated depreciation relating to the final shutdown of our semiconductor materials manufacturing facility in Charleston, South Carolina, which we announced in the fourth quarter of 2003.

Loss on Sale of Businesses

2004 Loss on Sale of Business

On September 1, 2004 we completed the sale of our frequency controls business, which was part of the Telecommunications segment, for net cash proceeds of $80 million. We recorded a loss on the sale of $14 million, which included an allocation of $30 million of the Telecommunications segment goodwill.

Impairment of Available for Sale Securities

2005 Impairment Charge

In 2005, we recorded impairment charges of $25 million for an other than temporary decline in the fair value of our investment in Avanex Corporation (Avanex) below its adjusted cost basis. Our investment in Avanex was accounted for as an available-for-sale security under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). In the fourth quarter of 2005, we completed the sale of our shares of Avanex.

Restructuring Actions

2005 Restructuring Actions

Corning recorded net restructuring charges of $15 million in 2005 which included the following:

- A charge of $30 million comprising severance costs for a restructuring plan in the Telecommunications segment to continue to reduce costs in this segment.
- Net credits to prior year restructuring plans totaling $15 million primarily for revisions to plans related to the shutdown of Corning Asahi Video Products and to our specialty materials business.

Legal Settlement - Asbestos

On March 28, 2003, we announced that we had reached agreement with the representatives of current and future asbestos claimants on a settlement arrangement that was thereafter incorporated into the Pittsburgh Corning Corporation (PCC) plan of reorganization (the PCC Plan). This settlement remains subject to a number of contingencies, including approval by the Bankruptcy Court. If the PCC Plan is approved and becomes effective, our settlement will require Corning to relinquish its equity interest in PCC, contribute its equity interest in Pittsburgh

2006 Financials

Corning Europe N.V. (PCE), and contribute 25 million shares of Corning common stock. The common stock and other components of the settlement will be marked-to-market each quarter until the PCC Plan is approved, thus resulting in adjustments to income and the settlement liability as appropriate. Corning will also make cash payments of $140 million (net present value of $131 million at March 2003) in six installments beginning one year after the plan is effective. In addition, we will assign insurance policy proceeds from our primary insurance and a portion of our excess insurance as part of the settlement. Two of Corning's primary insurers and several excess insurers have commenced litigation for a declaration of the rights and obligations of the parties under insurance policies, including rights that may be affected by the settlement arrangement described above. Corning is vigorously contesting these cases. Management is unable to predict the outcome of this insurance litigation.

The PCC Plan received a favorable vote from creditors in March 2004. Hearings to consider objections to the PCC Plan were held in the Bankruptcy Court in May 2004. In February 2006, the Bankruptcy Court requested that the PCC Plan proponents delete references to Section 105(a) of the Bankruptcy Code and resubmit the PCC Plan. The final round of oral argument was held on July 21, 2006. On December 21, 2006, the Bankruptcy Court issued an order denying confirmation of the PCC Plan for reasons set out in a memorandum opinion. Several parties, including Corning, have filed motions for reconsideration, which are scheduled for a hearing before the Bankruptcy Court on March 5, 2007. If the Bankruptcy Court does not approve the PCC Plan in its current form, changes to the PCC Plan are probable as it is likely that the Court will allow the proponents time to propose amendments. The outcome of these proceedings is uncertain, and confirmation of the current Plan or any amended Plan is subject to a number of contingencies. However, apart from the quarterly mark-to-market adjustment in the value of the 25 million shares of Corning stock, management believes that the likelihood of a material adverse impact to Corning's financial statements is remote.

The following summarizes the charges and gains we have recorded for the asbestos settlement (in millions):

	For the years ended December 31,			
	2006	2005	2004	2003
Initial settlement charge				$392
Fair market value adjustment for other components	**$ 22**	$ 21	$32	28
Mark-to-market common stock	**(24)**	197	33	115
Asbestos settlement	**$ (2)**	$218	$65	$535

See Legal Proceedings for additional information about this matter.

Income (Loss) From Continuing Operations Before Income Taxes

In addition to the items identified under Gross Margin, Restructuring, Impairment and Other Charges and (Credits) and Asbestos Settlement, we retired a significant amount of our outstanding debentures during 2006, 2005 and 2004, that resulted in losses of $11 million, $16 million, and $36 million, respectively.

Movements in currency exchange rates negatively impacted income (loss) from continuing operations in 2006 and 2005 when compared to the respective previous years.

Provision for Income Taxes

Our provision for income taxes and the related effective income tax (benefit) rates were as follows (in millions):

	For the years ended December 31,		
	2006	2005	2004
Provision for income taxes	**$ 55**	$ 578	$1,084
Effective income tax rate	**5.7%**	103.4%	67.6%

The effective income tax rate for 2006 differed from the U.S. statutory rate of 35% primarily due to the following items:

- The impact of not recording tax expense on income generated in the U.S.;
- The release of valuation allowances on all Australian deferred tax assets and on a portion of our deferred tax assets in Germany; and
- The benefit of tax holidays in foreign jurisdictions.

In 2004 and 2005 we recorded valuation allowances against our entire U.S. deferred tax assets because we incurred significant losses in the U.S. in recent years. As a result, our tax provision in these years has included only the net tax expense attributable to certain foreign operations. While we did generate income from continuing operations in the U.S. in 2006, such income was largely offset by tax adjustments not reflected in our continuing operations. In the absence of an appropriate level of overall profitability in the U.S., we did not record tax expense on income from continuing operations in the U.S. in 2006, resulting in a reduction in our effective tax rate of 14.2%.

In 2004, we also recorded valuation allowances against most of our foreign deferred tax assets. In 2006, due to sustained profitability and positive earnings projections in both Australia and at certain of our German operations, we have concluded that it is more likely than not that the underlying tax benefits are realizable and released valuation allowances, resulting in a reduction in our effective tax rate of 8.7%.

Certain foreign subsidiaries in China, South Africa and Taiwan are operating under tax holiday arrangements. The nature and extent of such arrangements vary, and the benefits of such arrangements phase out in years (2006 to 2010) according to the specific terms and schedules of the relevant taxing jurisdictions. The impact of the tax holidays on our effective rate is a reduction in the rate of 10.1%, 8.9%, and 1.2% for 2006, 2005, and 2004, respectively.

In addition to the aforementioned benefit of tax holidays, the effective income tax rate for:

- 2005 differed from the U.S. statutory rate of 35% primarily due to tax expense of $525 million to increase Corning's valuation allowance.
- 2004 differed from the U.S. statutory rate of 35% primarily due to establishing a valuation allowance against certain domestic (U.S. federal, state and local) and foreign deferred tax assets, and the write-off of nondeductible goodwill.

In 2004, significant events occurred which required us to increase our valuation allowances against certain U.S. and German deferred tax assets resulting in an increase in our effective tax rate of 78.9%. Refer to Note 3 (Restructuring, Impairment and Other Charges and (Credits)) for additional information on these events and the related charges. At that time, we believed that it was more likely than not that we could realize the remaining net U.S. deferred tax assets of approximately $525 million through a tax planning strategy involving the sale of our investment in Dow Corning, a non-strategic appreciated asset, if we were faced with expiring net operating loss carryforwards.

During 2005, Dow Corning's performance was much stronger than expected and Dow Corning resumed paying a dividend; both of which are expected to continue in the future. Due to this improved performance, we concluded that Dow Corning provides strong financial, geographic and market balance to Corning's portfolio of businesses, the profitability of which has become more concentrated due to the success of the display operating segment. As a result, we considered Dow Corning to be a strategic investment and could no longer assert that a potential tax planning strategy involving the sale of Dow Corning would be prudent, as required by SFAS No. 109, "Accounting for Income Taxes" (SFAS 109). Therefore, we no longer believed, in the fourth quarter of 2005, that it was more likely than not that we would realize the remaining net deferred tax assets. Accordingly, we increased our valuation allowance by $525 million to fully reserve our net U.S. deferred tax assets in the fourth quarter of 2005, which increased our effective tax rate by 94%.

During the third quarter of 2005, Corning filed its 2004 consolidated U.S. Federal income tax return, which included a $3.9 billion worthless stock deduction for the loss on our investment in the photonic technologies business associated with the Pirelli acquisition. This acquisition was completed in December 2000 and was substantially impaired in the second quarter of 2001. Prior to the third quarter of 2005, we did not record a deferred tax asset for this item as the ultimate realization of such deduction was uncertain, and consistent with the requirements of SFAS No. 5, "Accounting for Contingencies," recognition of an asset prior to the time management determines the realization of the asset is probable is prohibited. On September 2, 2005, Corning and the Commissioner of the IRS entered into a closing agreement under section 7121 of the Internal Revenue Code of 1986 which provides that Corning is entitled to this worthless stock deduction. We recorded a $1.5 billion deferred tax asset for this item in the third quarter, which was concurrently offset by a valuation allowance of an equal amount due to our inability to record tax benefits for U.S. net operating losses. The net result had no impact of our effective tax rate for 2005.

Equity in Earnings of Affiliated Companies, Net of Impairments

The following provides a summary of equity earnings of affiliated companies, net of impairments (in millions):

	2006	2005	2004
Samsung Corning Precision	**$ 555**	$ 408	$ 277
Dow Corning	**334**	253	116
Samsung Corning		(112)	32
All other	**71**	62	29
Total equity earnings	**$ 960**	$ 611	$ 454

The 2006 and 2005 increases in equity earnings of affiliated companies, net of impairments, are primarily due to strong sales and earnings performance at Samsung Corning Precision and at Dow Corning.

In addition to the above, equity in earnings of affiliated companies, net of impairments, included the following restructuring and impairment charges and other credits:

- In 2006, Dow Corning reached settlement with the IRS regarding liabilities for tax years 1992 to 2003. Equity earnings reflected a $33 million gain as a result of the settlement which resolved all Federal tax issues related to Dow Corning's implant settlement.
- In 2006, Samsung Corning recorded the following items which increased Corning's equity earnings by $2 million, net: a gain on the sale of land which increased Corning's equity earnings by $61 million; an impairment charge on certain long-lived assets which reduced Corning's equity earnings by $46 million; and the establishment of a valuation allowance for certain deferred tax assets which reduced Corning's equity earnings by $13 million.
- In 2005, Samsung Corning incurred impairment and other charges as a result of a decline in the projected operating results for its cathode ray tube (CRT) glass business. The charge, which included certain manufacturing assets and severance and exit costs, reduced Corning's equity earnings by $106 million in the third quarter.
- In 2005, Dow Corning recorded a gain on the issuance of subsidiary stock. Corning's equity earnings included $11 million related to this gain.
- In 2004, Corning incurred charges of $35 million to impair equity method investments in the Telecommunications segment to their estimated fair value.
- In 2004, Dow Corning recorded charges related to restructuring actions and adjustments to interest liabilities recorded on its emergence from bankruptcy. Corning's equity earnings included $21 million related to these charges.

In 2003, 2005, and 2006, Samsung Corning recorded significant fixed asset and other impairment charges. As the conventional television glass market will be negatively impacted by strong growth in the LCD glass market, it is reasonably possible that Samsung Corning may incur additional restructuring or impairment charges or operating losses in the foreseeable future. Samsung Corning is currently investing in several developing businesses which Samsung Corning management believes will offset the decline in conventional television glass market over time. Should these new businesses not achieve expected results, additional operating losses, asset impairments and restructuring charges are likely to occur and Samsung Corning's long-term financial viability may come into question. These events could result in Corning incurring an impairment of its investment in Samsung Corning. Corning management believes it is more likely than not that an impairment of our investment will occur in the foreseeable future. Corning's investment in Samsung Corning was $254 million at December 31, 2006.

Income (Loss) From Continuing Operations

As a result of the items discussed above, the income (loss) from continuing operations and per share data was as follows (in millions, except per share amounts):

	For the years ended December 31,		
	2006	2005	2004
Income (loss) from continuing operations	**$1,855**	$ 585	$(2,251)
Basic earnings (loss) per common share from continuing operations	**$ 1.20**	$ 0.40	$ (1.62)
Diluted earnings (loss) per common share from continuing operations	**$ 1.16**	$ 0.38	$ (1.62)
Shares used in computing basic per share amounts	**1,550**	1,464	1,386
Shares used in computing diluted per share amounts	**1,594**	1,535	1,386

RESULTS OF DISCONTINUED OPERATIONS

In the third quarter of 2004, Corning and 3M reached a final settlement agreement for funds held in escrow associated with the 2002 sale of Corning's precision lens business to 3M. As a result, we recognized a $20 million gain upon receipt of the proceeds in 2004.

OPERATING SEGMENTS

Our reportable operating segments include Display Technologies, Telecommunications, Environmental Technologies, and Life Sciences. The Environmental Technologies reportable segment is an aggregation of our Automotive and Diesel operating segments, as these two segments share similar economic characteristics, products, customer types, production processes and distribution methods. The following provides a brief description of the products and markets served by each reportable segment:

- Display Technologies - manufactures liquid crystal display glass for flat panel displays;
- Telecommunications - manufactures optical fiber and cable, and hardware and equipment components for the worldwide telecommunications industry;
- Environmental Technologies - manufactures ceramic substrates and filters for automobile and diesel applications; and
- Life Sciences - manufactures glass and plastic consumables for scientific applications.

We prepared the financial results for our reportable segments on a basis that is consistent with the manner in which we internally disaggregate financial information to assist in making internal operating decisions. We include the earnings of equity affiliates that are closely associated with our operating segments in the respective segment's net income. We have allocated certain common expenses among segments differently than we would for stand-alone financial information prepared in accordance with GAAP. These expenses include interest, taxes and corporate functions. Segment net income may not be consistent with measures used by other companies. The accounting policies of our reportable segments are the same as those applied in the consolidated financial statements.

On January 1, 2006, Corning changed its measurement of segment profit or loss as follows:

- We removed the net impact of financing costs, such as interest expense on debt instruments and interest costs associated with benefit plans, from reportable segments and included these amounts in Corporate unallocated expense.
- We changed the allocation method for taxes to more closely reflect the Company's current tax position.
- We removed the impact of non-cash stock compensation expense from reportable segments and included this amount in Corporate unallocated expense.
- We removed the allocation of exploratory research, development and engineering expense from reportable segments and included these amounts in Corporate unallocated expense.
- We changed certain other allocation methods for corporate functions.

The following discussion reflects segment information that has been revised to reflect the changes to segment performance measurement as described above.

Display Technologies

The following table provides net sales and other data for the Display Technologies segment (dollars in millions):

				% Change	
	2006	2005	2004	06 vs. 05	05 vs. 04
Net sales	**$2,133**	$1,742	$1,113	22	57
Income before equity earnings	**$1,052**	$ 823	$ 429	28	92
Equity earnings of affiliated companies	**$ 565**	$ 416	$ 288	36	44
Net income	**$1,617**	$1,239	$ 717	31	73

2006 vs. 2005

The net sales increase for 2006 continues to reflect overall LCD glass market growth. During 2006, glass substrate volumes (measured in square feet of glass sold) increased 52% compared with 2005, driven by increased LCD monitor and TV market penetration, demand for larger-size substrates (generation 5 and above), and continued strong demand for glass for notebook computers. Sales of large-size glass substrates, which carry a slightly higher selling price per square foot, accounted for 82% of 2006 sales volumes compared to 69% in 2005. The growth in volume was partially offset by declines in weighted average selling prices of approximately 16%. Sales of the Display Technologies segment are denominated primarily in the Japanese yen. Movements in the U.S. dollar – Japanese yen exchange rate negatively impacted 2006 sales by approximately $122 million (or 7%) when compared with 2005.

In the second quarter of 2006, the Display Technologies segment reported its first quarterly sequential decline in volume since the third quarter of 2001. The lower volume was the result of a number of our customers, primarily in Taiwan, idling part of their facilities and thus reducing their demand for glass, as a result of a build-up of panel inventory in the supply chain. In comparison to the second quarter of 2006, both volume and sales increased in the third quarter of 2006. As expected, our customers reduced their inventories and began ramping up LCD panel production to meet seasonally stronger demand expected in the fourth quarter.

For 2006, the increase in income before equity earnings was primarily the result of higher volumes as described above and manufacturing cost reductions, offset somewhat by lower prices and the impact of exchange rates. Movements in currency exchange rates negatively impacted 2006 income before equity earnings by approximately 5% when compared with 2005.

The increase in our equity earnings, primarily from Samsung Corning Precision, was largely driven by the same market factors identified for our wholly owned business except that the impact of the panel maker inventory build in Korea in the second quarter of 2006 was not as significant. In 2006, Samsung Corning Precision's earnings were negatively impacted by approximately 8% from movements in exchange rates compared to 2005. Equity earnings from Samsung Corning Precision are susceptible to movements in the U.S. dollar–Japanese yen and U.S. dollar–Korean won exchange rates.

The Display Technologies segment has a concentrated customer base comprised of LCD panel and color filter makers primarily located in Japan and Taiwan. On October 1, 2006, AU Optronics Corporation (AUO), a customer of the Display Technologies segment, completed its previously announced merger with Quanta Display Inc. (QDI), another customer of Corning's Display Technologies segment. In addition, through two subsequent transactions, AUO now holds a 49% equity stake in Toppan CFI, a subsidiary of Toppan Printing Co., Ltd., also a customer of the Display Technologies segment. As a result of these transactions, AUO, QDI, and Toppan CFI are considered to be a single customer reported as AUO. For 2006, AUO (including QDI and Toppan CFI), Chi Mei Optoelectronics Corporation, and Sharp Corporation, which individually accounted for more than 10% of segment net sales, accounted for 64% of total segment sales when combined.

In addition, Samsung Corning Precision's sales are concentrated across a small number of its customers. In 2006, sales to two LCD panel makers located in Korea, Samsung Electronics Co., Ltd. and LG Phillips LCD Co., Ltd. accounted for approximately 92% of total Samsung Corning Precision sales.

In 2005 and 2004, Corning and several customers entered into long-term purchase and supply agreements in which the Display Technologies segment agreed to supply large-size glass substrates to the customers over periods of up to six years. As part of the agreements, these customers agreed to make advance cash deposits to Corning for a portion of the contracted glass to be purchased. In 2006, Corning received $171 million of customer deposits and issued $126 million in credit memoranda. Refer to Note 11 (Other Liabilities) to the consolidated financial statements for additional information.

In the event the customers do not make all customer deposit installment payments or elect not to purchase the agreed upon quantities of product, subject to specific conditions outlined in the agreements, Corning may retain certain amounts of the customer deposits. If Corning does not deliver agreed upon product quantities, subject to specific conditions outlined in the agreements, Corning may be required to return certain amounts of the customer deposits. In the ordinary course of business, Corning will continue to negotiate multi-year supply agreements with its large customers where feasible but we believe it is unlikely that we will negotiate agreements that require additional deposits.

Corning is investing heavily to expand capacity to meet increasing demand for LCD glass substrates. In 2006, capital spending was $829 million and is expected to be approximately $700 million in 2007. Capital spending in 2007 will be used primarily to expand manufacturing facilities in Taichung, Taiwan and Shizuoka, Japan.

2005 vs. 2004

The 2005 sales increase reflected the overall growth of the LCD glass substrate market. During 2005, glass substrate volumes increased approximately 64% compared with 2004. For 2005, large-size glass substrates accounted for 69% of total sales volumes, compared to 46% in 2004. Movements in the U.S. dollar – Japanese yen exchange rate did not have a significant impact on the comparability of sales.

For 2005, the key drivers for the increase in income before equity earnings were higher volumes, ongoing improvements in manufacturing efficiencies, and a lower effective tax rate. Movements in currency exchange rates did not have a significant impact on income before equity earnings. The increase in our equity earnings from Samsung Corning Precision was largely driven by higher volumes and ongoing improvements in manufacturing efficiencies.

Outlook:
We expect to see a continuation of the overall industry growth and the trend toward large size substrates driven by increased end market demand for LCD televisions. We anticipate the volume growth in the LCD glass market to be in the mid-30% range in 2007. The expected market volume growth, measured in square feet, for the year

should be equal to or greater than the volume growth in the market in 2006. Corning's LCD glass volume is expected to grow at the upper end of this range, while Samsung Corning Precision's volume growth may be slightly lower. Growth rates by region for the industry generally, and thus for Corning's wholly owned business and Samsung Corning Precision, may be different based on market dynamics.

We believe prices will decline in 2007 but not to the extent that we experienced in 2006. We also expect to be able to reduce our manufacturing costs to address the impact of price declines. We expect price declines of 1-2% in the first quarter of 2007 when compared to the fourth quarter of 2006.

As glass for LCD television becomes a higher percentage of total LCD glass demand, we anticipate that our business will become more seasonal. We currently anticipate that glass volume will decline 10-15% in the first quarter from the seasonally strong fourth quarter of 2006 and that sales and earnings in this segment will be more concentrated in the second half of 2007 than in prior years.

Although we believe that end market demand for LCD televisions, monitors and notebooks remains strong, we are cautious about the potential negative impact that economic conditions and political tensions could have on consumer demand. There is no assurance that the end-market rates of growth will continue at the rates experienced in recent years, that we will be able to pace our capacity expansions to actual demand, or that the rate of cost declines will offset price declines in any given period. While the industry has grown rapidly, consumer preferences for panels of differing sizes; prices; or other factors may lead to pauses in market growth. Therefore, it is possible that glass manufacturing capacity may exceed demand from time to time. In addition, changes in foreign exchange rates, principally the Japanese yen, will continue to impact the sales and profitability of this segment.

Telecommunications

The following table provides net sales and other data for the Telecommunications segment (dollars in millions):

				% Change	
	2006	2005	2004	06 vs. 05	05 vs. 04
Net sales:					
Optical fiber and cable	**$ 877**	$ 834	$ 755	5	10
Hardware and equipment	**852**	789	784	8	1
Total net sales	**$1,729**	$1,623	$ 1,539	7	5
Net income (loss)	**$ 7**	$ 68	$(1,874)	(90)	(104)

2006 vs. 2005

Increases in Telecommunications segment net sales were driven by improved sales in North America, Europe and China. The increase was driven by a broader recovery in the Telecommunications industry, including greater deployment of fiber-to-the premises products and growth in the private network market. The volume increase was offset somewhat by continued price declines when compared to 2005. Movements in foreign exchange rates which can affect this segment's net sales, primarily the Euro and Japanese yen, did not have a significant impact on sales in 2006 when compared to the previous year.

Effective April 1, 2006, ACS, an equity company affiliate, assumed responsibility for optical cable and hardware and equipment sales in Japan. As a result, sales in 2006 were negatively impacted as ACS, which is accounted for under the equity method, began to sell into the Japanese market. Sales of optical cable and hardware and equipment in Japan, which are now recorded by an equity affiliate, were $75 million in 2005 and $23 million in the first quarter of 2006.

In 2006, we recorded an asset held for use impairment charge of $44 million to impair certain long-lived assets of our cabling business in accordance with SFAS 144. Due to our lowered long-term outlook for this business, we determined that an event of impairment, as defined by SFAS 144, had occurred, which further required us to test this asset group for impairment. We assess recoverability of the carrying value of long-lived assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We estimated the fair value of the long-lived assets for this business using the expected cash flows discounted cash flow approach as a measure of fair value associated with these assets. As a result of our impairment evaluation, we recorded an impairment charge to write-down the asset group to its estimated fair value.

For the Telecommunications segment, net income in 2006 and 2005 was impacted by restructuring, impairment, and other charges and credits. In 2006, we recorded an after-tax impairment charge of $44 million, described above. In 2005, we recorded net after-tax credits of $47 million. Refer to Results of Continuing Operations for a discussion of these charges. The decline in net income for this segment in 2006 when compared to 2005 was primarily the result of the 2006 impairment charge described above and the absence of net after-tax credits of $47 million that were recorded in 2005. Movements in exchange rates did not significantly impact the results for this operating segment.

The Telecommunications segment has a concentrated customer base. In 2006, two customers of the Telecommunications segment, which individually accounted for more than 10% of total segment net sales, accounted for 25% of total segment sales when combined.

2005 vs. 2004

Results for the Telecommunications segment reflected a solid performance in 2005. The net sales increase was largely driven by sales in North America and Europe. Excluding the impact of the frequency controls business, a hardware and equipment manufacturer sold in September 2004, net sales for the Telecommunications segment increased 10% in 2005 when compared to the previous year. Movements in exchange rates did not significantly impact sales for either 2005 or 2004.

For the Telecommunications segment, net income in 2005 and the net loss in 2004 were impacted by restructuring, impairment, and other charges and credits. In 2005, we recorded net after-tax credits of $47 million related to these items and in 2004, we recorded after-tax charges of $1,798 million. Refer to Results of Continuing Operations for a detailed discussion of these charges.

Outlook:
For the Telecommunications segment, we expect sales and earnings to increase in 2007, reflecting a broader-based increase in demand than in the last two years. However, sales will still be impacted by the seasonal buying patterns of our largest customer. Changes in our customer's expected deployment plan, or additional reductions in their inventory levels of fiber-to-the-premises products, could also affect the sales level. Should these plans not occur at the pace anticipated, our sales and earnings would be adversely affected.

Environmental Technologies

The following table provides net sales and other data for the Environmental Technologies segment (dollars in millions):

				% Change	
	2006	2005	2004	06 vs. 05	05 vs. 04
Net sales:					
Automotive	**$ 451**	$ 482	$479	(6)	1
Diesel	**164**	98	69	67	42
Total net sales	**$ 615**	$ 580	$548	6	6
Net income	**$ 7**	$ 15	$ 21	(53)	(29)

2006 vs. 2005

Sales of this segment in 2006 were somewhat higher than last year due to improvements in Diesel products sales, primarily for light-duty diesel vehicle applications. However, we also experienced a decline in automotive product sales due to lower volumes. As end customers shift demand toward smaller, more energy efficient vehicles, demand for larger automobiles has declined. This shift in demand has caused our automotive substrate volumes to decline because our market share is relatively higher for manufacturers of larger vehicles. In addition, volumes have been negatively impacted because smaller vehicles require proportionately smaller substrates. Movements in exchange rates did not have a significant impact on sales for this segment.

The decrease in net income in 2006 versus 2005 was due primarily to increased research, development, and engineering spending in preparation for the growth in sales of heavy duty and light duty diesel products.

2005 vs. 2004

The 2005 increase in net sales was the result of continued growth in diesel products sales. For automotive products, sales in 2005 were flat when compared to prior year. The 2005 decrease in net income compared to 2004 resulted primarily from increased operating expenses primarily to support our emerging diesel products. Movements in exchange rates did not significantly impact net sales or net income of this segment in 2005 when compared to 2004.

The Environmental Technologies segment sells to a concentrated customer base of manufacturers of catalyzers and emission control systems, who then sell to automotive and diesel engine manufacturers. Although our sales are to the emission control systems manufacturers, the use of substrates and filters is generally required by the specifications of the automotive and diesel engine manufacturers. In 2006, three customers of the Environmental Technologies segment, which individually accounted for more than 10% of segment net sales, accounted for 72% of total segment sales.

Outlook:
We expect both sales and earnings improvements in the Environmental Technologies segment in 2007. Automotive substrate sales are expected to remain even with 2006 levels. Diesel products sales are expected to increase more than 60% in 2007 as regulations that require heavy duty diesel filters such as ours to meet tighter emission standards became effective in the U.S. on January 1, 2007. Segment profitability is expected to increase due to higher diesel volumes and manufacturing cost reductions. Changes in automotive production could adversely impact sales and net income of this segment.

Life Sciences

The following table provides net sales and other data for the Life Sciences segment (dollars in millions):

				% Change	
	2006	2005	2004	06 vs. 05	05 vs. 04
Net sales	**$287**	$282	$304	2	(7)
Net (loss) income	**$ (17)**	$ (4)	$ 16	325	(125)

2006 vs. 2005

Net sales of the Life Sciences segment were up slightly in 2006 when compared to 2005 due to increased prices offset by volume declines in the U.S. Movements in foreign exchange rates did not have a significant impact on the comparability of sales.

The segment continues to operate at a loss due to significant research, development, and engineering spending related to the Epic® System, a high-throughput label-free screening platform based on optical biosensor technology, which had its market launch in 2006. The segment loss also includes $5 million of severance, curtailment, and asset impairment costs related to the shutdown of a facility in the United Kingdom.

In the Life Sciences segment, one customer accounted for approximately 43% of this segment's net sales in 2006.

2005 vs. 2004

The decrease in net sales in 2005 when compared to 2004 was due to volume decreases as a result of a change in our distribution channel that was made in early 2005. Prior to 2005, approximately 56% of the Life Sciences segment sales were to two distributors, who in turn sold to end-users such as pharmaceutical and biotechnology companies, government entities, academic institutions and other research facilities. As a result of a change in business strategy by one of the distributors, Corning did not renew the distribution agreement. Approximately 30% of Life Sciences 2004 sales were made through this distributor. As expected, the change had a negative impact on sales volumes in 2005.

The net loss in 2005 was due to lower sales and higher operating expenses to implement the change in distribution channels and to support new product development efforts. Movement in foreign exchange rates did not have a significant impact on the comparability of this segment's net sales or net income for 2005 and 2004.

Outlook:
Sales for 2007 are expected to increase slightly over 2006. We expect a lower net loss for 2007 as a result of higher sales and the absence of severance and curtailment charges.

Unallocated and Other

The following table provides net sales and other data (dollars in millions):

				% Change	
	2006	2005	2004	06 vs. 05	05 vs. 04
Other businesses net sales	**$ 410**	$ 352	$ 350	16	1
Net income (loss)	**$ 47**	$ (66)	$ 50	(171)	(232)

Unallocated and Other includes all other operating segments that do not meet the quantitative threshold for separate reporting.

Sales in this segment for 2006 were higher than last year due to increased sales in the Specialty Materials business. Net income for 2006 and net loss for 2005 reflected the impact of impairment and other charges and credits recorded by Samsung Corning Co. Ltd. In 2006 and 2005, Corning's share of these items was a credit of $2 million and a charge of $106 million, respectively. Refer to Note 8 (Investments) to the consolidated financial statements for additional information.

LIQUIDITY AND CAPITAL RESOURCES

Financing Activities

During 2006, we had a number of significant financing transactions as follows:

- We redeemed the entire $125 million principal amount of our 8.3% medium-term notes due April 4, 2025, which, at the redemption date, had a book value of $129 million.
- We redeemed $119 million of our 6.25% Euro notes due February 18, 2010. We recognized a loss of $8 million upon the early redemption of these notes.
- We repurchased $96 million principal amount of our 6.3% notes due March 1, 2009. We recognized a loss of $3 million upon the repurchase of these notes.
- We issued $250 million of 7.25% senior unsecured notes for net proceeds of approximately $246 million for general corporate purposes and in support of an objective to extend the timing of future debt maturities. Although the notes mature on August 15, 2036, we can redeem or repurchase them at any time.

2006 Financials

Refer to Note 12 (Debt) to the consolidated financial statements for further information.

In November 2006, we amended our revolving credit facility so that it now provides us access to a $1.1 billion unsecured multi-currency revolving line of credit through March 2011. The facility includes two financial covenants: a leverage ratio and an interest coverage ratio. At December 31, 2006, we were in compliance with both financial covenants.

Customer Deposits

Certain customers of our Display Technologies segment have entered into long-term supply agreements and agreed to make advance cash deposits to secure supply of large-size glass substrates. The deposits will be reduced through future product purchases, thus reducing operating cash flows in later periods as credits are applied for cash deposits received in earlier periods.

Customer deposits have been or will be received in the following periods (in millions):

	2005	2006	Estimated 2007	Total
Customer deposits received	$457	$171	$105	$733

In 2006 and 2005, we issued $126 million and $29 million, respectively, in credit memoranda. These credit amounts are not included in the above amounts and were applied against customer receivables.

In 2007, we expect to issue credits in the range of $250 million to $300 million.

Capital Spending

Capital spending totaled $1.2 billion, $1.6 billion and $857 million in 2006, 2005, and 2004, respectively. Capital spending activity in all three years primarily included expansion of LCD glass capacity in the Display Technologies segment and new capacity for diesel products in the Environmental Technologies segment. Our 2007 capital spending program is expected to be in the range of $1.1 billion to $1.2 billion, with approximately $700 million used to expand manufacturing capacity for LCD glass substrates in the Display Technologies segment. Additionally, approximately $100 million will be directed toward our Environmental Technologies segment to support the emerging diesel emissions control products.

Restructuring

During 2006, 2005, and 2004, we made payments of $15 million, $25 million, and $85 million, respectively, related to employee severance and other exit costs resulting from restructuring actions. Cash payments for employee-related costs will be substantially completed by the end of 2007, while payments for exit activities will be substantially completed by the end of 2010.

Key Balance Sheet Data

At December 31, 2006, cash, cash equivalents and short-term investments totaled $3.2 billion, compared with $2.4 billion at December 31, 2005. The increase from December 31, 2005, was primarily due to operating cash flows of $1.8 billion.

Balance sheet and working capital measures are provided in the following table (dollars in millions):

	As of December 31,	
	2006	2005
Working capital	**$2,479**	$1,490
Working capital, excluding cash, cash equivalents, and short-term investments	**$ (688)**	$ (944)
Current ratio	**2.1:1**	1.6:1
Trade accounts receivable, net of allowances	**$ 746**	$ 629
Days sales outstanding	**48**	49
Inventories	**$ 639**	$ 570
Inventory turns	**4.6**	4.7
Days payable outstanding	**81**	89
Long-term debt	**$1,696**	$1,789
Total debt to total capital	**19%**	25%

Credit Ratings

As of February 26, 2007, our credit ratings were as follows:

RATING AGENCY	Rating Long-Term Debt	Outlook Last Update
Fitch	BBB	Stable April 26, 2006
Standard & Poor's	BBB	Stable April 10, 2006
Moody's	Baa2	Stable July 17, 2006

Management Assessment of Liquidity

Our major source of funding for 2007 and beyond will be our operating cash flow, our existing balances of cash, cash equivalents and short term investments, and proceeds from the exercise of employee stock options. From time to time, we may issue debt securities to refinance debt securities maturing in the next few years. We believe we have sufficient liquidity for the next several years to fund operations, restructuring, the asbestos settlement, research and development, capital expenditures, and scheduled debt repayments. Due to the significant increase in cash, cash equivalents and short term investments over the past few years, during 2007 we will evaluate further reductions in our long-term debt, share repurchases, and dividends.

Off Balance Sheet Arrangements

Off balance sheet arrangements are transactions, agreements, or other contractual arrangements with an unconsolidated entity for which Corning has an obligation to the entity that is not recorded in our consolidated financial statements.

Corning's off balance sheet arrangements include the following:

- guarantee contracts that require applying the provisions of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), and
- variable interests held in certain unconsolidated entities.

2006 Financials

FIN 45 requires a company, at the time a guarantee is issued, to recognize a liability for the fair value or market value of the obligation it assumes. In the normal course of our business, we do not routinely provide significant third-party guarantees. Generally, third-party guarantees provided by Corning are limited to certain financial guarantees, including stand-by letters of credit and performance bonds, and the incurrence of contingent liabilities in the form of purchase price adjustments related to attainment of milestones. These guarantees have various terms, and none of these guarantees are individually significant.

Refer to Note 14 (Commitments, Contingencies, and Guarantees) to the consolidated financial statements for additional information.

Corning leases certain transportation equipment from three Trusts that qualify as variable interest entities under FIN 46R, *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, Revised* (FIN 46R). The sole purpose of these entities is to lease transportation equipment to Corning.

For variable interest entities, we assess the terms of our interest in each entity to determine if we are the primary beneficiary as prescribed by FIN 46R. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity's net assets excluding variable interests.

Corning is the primary beneficiary of one of the three entities, and as required by FIN 46R the financial statements of the entity are included in Corning's consolidated financial statements. Corning is not the primary beneficiary of two of the three variable interest entities and as such, FIN 46R does not require Corning to include them in it's consolidated financial statements.

Refer to Note 1 (Summary of Significant Accounting Policies) to the consolidated financial statements for additional information.

Corning does not have retained interest in assets transferred to an unconsolidated entity that serve as credit, liquidity or market risk support to that entity.

In the reporting year 2005 and prior to adopting SFAS 123(R), Corning had employee compensation awards (stock options) that were excluded from the balance sheet. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), requires all derivative instruments to be recorded on the balance sheet at fair market value. Paragraph 11(a) of SFAS No. 133provides an exception to this requirement for contracts that are indexed to an entity's own stock and classified in the shareholders' equity section of the consolidated financial statements. Therefore, prior to adopting SFAS 123(R), employee stock option awards were excluded from the balance sheet because they met the paragraph 11(a) criteria. In 2006, those options are recorded in the equity section of the consolidated balance sheet. In 2005 and in the first quarter of 2006, we had other non-employee contracts that did not meet the criteria in paragraph 11(a). Those contracts were considered derivative instruments and were accounted for as such in the respective reporting periods.

Contractual Obligations

The amounts of our obligations follow (in millions):

		Amount of commitment and contingency expiration per period				
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	5 years and thereafter
Performance bonds and guarantees	$ 70	$ 14	$ 5	$ 1	$ 1	$ 49
Credit facilities for equity companies	177			16		161
Stand-by letters of credit (1)	73	63	10			
Loan guarantees	14	1				13
Subtotal of commitment expirations per period	$ 334	$ 78	$ 15	$ 17	$ 1	$ 223
Purchase obligations	161	74	30	26	22	9
Capital expenditure obligations (2)	261	261				
Total debt (3)	1,707	20	20	72	297	1,298
Minimum rental commitments	286	62	66	28	24	106
Interest on long-term debt (4)	1,390	106	105	103	101	975
Subtotal of contractual obligation payments due by period	$3,805	$523	$221	$229	$444	$2,388
Total commitments and contingencies	**$4,139**	**$601**	**$236**	**$246**	**$445**	**$2,611**

(1) At December 31, 2006, $35 million of the $73 million was included in other accrued liabilities on our consolidated balance sheets.

(2) Capital expenditure obligations, primarily related to our Display Technologies segment expansions, are included on our balance sheet.

(3) At December 31, 2006, $1,716 million was included on our balance sheet. Amounts above are stated at their maturity value.

(4) The estimate of interest payments assumes interest is paid through the date of maturity/expiration of the related debt, based upon stated rates in the respective debt instruments.

We have provided financial guarantees and contingent liabilities in the form of stand-by letters of credit and performance bonds, some of which do not have fixed or scheduled expiration dates. We have agreed to provide a credit facility related to Dow Corning as noted above and discussed in Note 8 (Investments) and Note 14 (Commitments, Contingencies, and Guarantees) to the consolidated financial statements. The funding of the Dow Corning credit facility will be required only if Dow Corning is not otherwise able to meet its scheduled funding obligations in its confirmed Bankruptcy Plan. We believe the significant majority of these guarantees and contingent liabilities will expire without being funded.

Pensions

We have a number of defined benefit pension plans covering certain domestic and international employees. Our largest single pension plan is Corning's U.S. qualified plan. At December 31, 2006, this plan accounted for 79% of our consolidated defined benefit pension plans' projected benefit obligation and 90% of the related plans' assets.

At December 31, 2004, the accumulated benefit obligation (ABO) for our domestic qualified and non-qualified plans and several international plans exceeded the fair value of related plan assets, requiring Corning to record an additional minimum pension liability in accordance with SFAS No. 87, "Employers' Accounting for Pensions" (SFAS 87). However, in 2005, due primarily to contributions of Corning stock to the domestic qualified pension plan, the fair value of this plan's assets at December 31, 2005 exceeded the ABO and, accordingly, Corning eliminated this plan's minimum pension liability.

At December 31, 2006, Corning adopted SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS 158). SFAS 158 requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status in accumulated other comprehensive income in the year in which the changes occur. The impact of adopting SFAS 158 resulted in a reduction to stockholders' equity of $669 million after tax. Dow Corning's adoption of this standard resulted in a reduction to our investment in Dow Corning and a decrease to stockholders' equity of $94 million after tax.

Refer to Note 13 (Employee Retirement Plans) to the consolidated financial statements for additional information.

We have traditionally contributed to the U.S. qualified pension plan on an annual basis in excess of the IRS minimum requirements, and as a result, mandatory contributions are not expected to be required for this plan until at least 2008. For 2006, we did not make any contributions to our pension plans. For 2005, we issued and contributed 10 million shares of Corning common stock with a value of approximately $199 million to our domestic pension plan. We anticipate making voluntary cash contributions of approximately $100 million to our domestic and international pension plans in 2007.

ENVIRONMENT

We have been named by the Environmental Protection Agency under the Superfund Act, or by state governments under similar state laws, as a potentially responsible party for 18 active hazardous waste sites. Under the Superfund Act, all parties who may have contributed any waste to a hazardous waste site, identified by such Agency, are jointly and severally liable for the cost of cleanup unless the Agency agrees otherwise. It is our policy to accrue for the estimated liability related to Superfund sites and other environmental liabilities related to property owned and operated by us based on expert analysis and continual monitoring by both internal and external consultants. At December 31, 2006 and 2005, we had accrued approximately $16 million (undiscounted) and $13 million (undiscounted), respectively, for the estimated liability for environmental cleanup and related litigation. Based upon the information developed to date, we believe that the accrued amount is a reasonable estimate of our liability and that the risk of an additional loss in an amount materially higher than that accrued is remote.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires us to make estimates and assumptions that affect amounts reported therein. The estimates, including future projections of performance and relevant discount rates, that required us to make difficult, subjective or complex judgments follow.

Impairment of goodwill

SFAS 142 requires us to make certain difficult, subjective, and complex judgments on a number of matters, including assumptions and estimates used to determine the fair value of our reporting units.

Our annual goodwill recoverability assessment is completed in the fourth quarter, as it is traditionally based on our annual strategic planning process that runs from June to October. This process includes reviewing expectations for the long-term growth of our businesses and forecasting future cash flows. We measure fair value on the basis of discounted expected future cash flows. Our estimates are based upon our historical experience, our current knowledge from our commercial relationships, and available external information about future trends.

Telecommunications

Results for the Telecommunications segment in 2006 were moderate, as pricing in the telecommunications industry continues to decline. We expect the worldwide telecommunications industry market to remain stable, fiber volumes to increase modestly, and pricing pressures to continue.

The results of our impairment tests in 2006 indicated that the fair value of the reporting unit exceeded its book value. A discount rate of 13% was used in both 2005 to 2006. Our conclusion would not have changed had we used a discount rate of 12.5% or 13.5%.

Specialty Materials

The results of our impairment tests in 2006 indicated that the fair value of the reporting unit exceeded its book value. A discount rate of 12% was used in 2006 and 13% was used in 2005. We determined a range of discount rates between 11.5% and 13.5% would not have affected our conclusion.

Impairment of assets held for use

SFAS 144 requires us to assess the recoverability of the carrying value of long-lived assets when an event of impairment has occurred. We must exercise judgment in assessing whether an event of impairment has occurred. For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets is grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We must exercise judgment in assessing the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. In certain circumstances, we concluded that locations or businesses which share production along the supply chain must be combined in order to appropriately identify cash flows that are largely independent of the cash flows of other assets and liabilities.

Once it has been determined that an impairment has occurred, an impairment assessment requires the exercise of judgment in assessing the future use of and projected value to be derived from the impaired assets to be held and used. This may require judgment in estimating future cash flows and relevant discount rates and terminal values in estimating the current fair value of the impaired assets to be held and used.

Restructuring charges and impairments resulting from restructuring actions

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," requires us to assess whether and when a restructuring event has occurred and in which periods charges related to such events should be recognized. We must estimate costs of plans to restructure including, for example, employee termination costs. Restructuring charges require us to exercise judgment about the expected future of our businesses, of portions thereof, their profitability, cash flows and in certain instances eventual outcome. The judgment involved can be difficult, subjective and complex in a number of areas including assumptions and estimates used in estimating the future profitability and cash flows of our businesses.

Restructuring events often give rise to decisions to dispose of or abandon certain assets or asset groups which, as a result, require impairment in accordance with SFAS 144. SFAS 144 requires us to carry assets to be sold or abandoned at the lower of cost or fair value. We must exercise judgment in assessing the fair value of the assets to be sold or abandoned.

During 2004, we recorded write-downs of property, plant and equipment as a result of decisions to exit facilities, primarily in the Telecommunications segment. Assets impaired were primarily equipment, construction in progress and buildings, which were sold or abandoned. We used information available from recent auctions of telecommunications equipment to estimate salvage value when measuring impairment. The estimated salvage values were very low, primarily due to the depressed market for telecommunications related equipment. The salvage values of property impaired were also estimated to be minimal as certain facilities will be abandoned and not sold. It is possible that actual results will differ from assumptions and require adjustments to reserves.

Valuation allowances for deferred income taxes

SFAS 109, "Accounting for Income Taxes" requires us to exercise judgment about our future results in assessing the realizability of our deferred tax assets. Inherent in this estimation process is the requirement for us to estimate future book taxable income and possible tax planning strategies. These estimates require us to exercise judgment about our future results and the prudence and feasibility of possible tax planning strategies. It is possible that actual results will differ from assumptions and require adjustments to allowances. If we sustain an appropriate level of profitability, primarily in the U.S. and Germany, or if we are able to develop tax planning strategies, adjustments to current allowances will be required and may affect future net income. Refer to Note 7 (Income Taxes) to the consolidated financial statements.

Probability of litigation outcomes

SFAS No. 5, "Accounting for Contingencies," (SFAS 5) requires us to make judgments about future events that are inherently uncertain. In making determinations of likely outcomes of litigation matters, we consider the evaluation of legal counsel knowledgeable about each matter, case law, and other case-specific issues. See Legal Proceedings for a discussion of the material litigation matters we face. The most significant matter involving judgment is the PCC asbestos liability. There are a number of factors bearing upon our potential liability, including the inherent complexity of a Chapter 11 filing, our history of success in defending asbestos claims, our assessment of the strength of our corporate veil defenses, our continuing dialogue with our insurance carriers and the claimants' representatives. We have reached a tentative plan of settlement on PCC as disclosed in Legal Proceedings and Note 8 (Investments) to the Consolidated Financial Statements. The settlement is subject to a number of contingencies, including approval by the bankruptcy court and resolution of any appeals. On December 21, 2006, the bankruptcy court denied confirmation of the PCC Plan of Reorganization due to the scope of the channeling injunction proposed of the two shareholders with respect to other asbestos claims not deriving directly from PCC's products or operations. Several parties, including Corning, have moved for reconsideration of the ruling. We continue to exercise judgment in assessing the likelihood that reconsideration will lead to a revised ruling, or that an alternative plan of reorganization will emerge to address the claim deriving from PCC. It is possible that actual results will differ from assumptions and require adjustments to accruals.

Other possible liabilities

SFAS 5 and other similarly focused accounting literature require us to make judgments about future events that are inherently uncertain. In making determinations of likely outcomes of certain matters, including certain tax planning matters and environmental matters, these judgments require us to consider events and actions that are outside our control in determining whether probable or possible liabilities require accrual or disclosure. It is possible that actual results will differ from assumptions and require adjustments to accruals.

Pension and other postretirement employee benefits (OPEB)

Pension and OPEB costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates, and other factors. In accordance with GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Corning's pension and other postretirement obligations and future expense.

As of December 31, 2006, the Projected Benefit Obligation (PBO) for U.S. pension plans was $2,237 million.

The following information illustrates the sensitivity to a change in certain assumptions for U.S. pension plans:

Change in Assumption	Effect on 2007 Pre-Tax Pension Expense	Effect on December 31, 2006 PBO
25 basis point decrease in discount rate	+$5.4 million	+$63 million
25 basis point increase in discount rate	-$6.0 million	-$62 million
25 basis point decrease in expected return on assets	+$5.1 million	
25 basis point increase in expected return on assets	-$5.1 million	

The above sensitivities reflect the impact of changing one assumption at a time. Note that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear. These changes in assumptions would have no effect on Corning's funding requirements.

In addition, at December 31, 2006, a 25 basis point decrease in the discount rate would decrease stockholders' equity by $85 million before tax, a 25 basis point increase in the discount rate would increase stockholders' equity by $84 million. In addition, the impact of greater than a 25 basis point decrease in discount rate would not be proportional to the first 25 basis point decrease in the discount rate.

The following table illustrates the sensitivity to a change in the discount rate assumption related to Corning's U.S. OPEB plans:

Change in Assumption	Effect on 2007 Pre-Tax OPEB Expense	Effect on December 31, 2006 APBO
25 basis point decrease in discount rate	+$1 million	+$22 million
25 basis point increase in discount rate	-$1 million	-$22 million

The above sensitivities reflect the impact of changing one assumption at a time. Note that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear.

Revenue Recognition

In certain instances, revenue recognition is based on estimates of fair value of deliverables as well as estimates of product returns, allowances, discounts, and other factors. These estimates are supported by historical data. While management believes that the estimates used are appropriate, differences in actual experience or changes in estimates may affect Corning's future results.

Stock Compensation

Stock based compensation expense and disclosures are dependent on assumptions used in calculating such amounts. These assumptions include risk-free discount rates, expected term of the stock based compensation instrument granted, volatility of stock and option prices, expected time between grant date and date of exercise, attrition, performance, and other factors. These assumptions require us to exercise judgment. Our estimates of these assumptions typically are based upon our historical experience and currently available market place data. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Corning's future stock based compensation expense and disclosures.

NEW ACCOUNTING STANDARDS

Refer to Note 1 (Summary of Significant Accounting Policies) to the consolidated financials statements.

Quantitative and Qualitative Disclosures About Market Risks

We operate and conduct business in many foreign countries and as a result are exposed to movements in foreign currency exchange rates. Our exposure to exchange rates have the following effects:

- exchange rate movements on financial instruments and transactions denominated in foreign currencies which impact earnings, and
- exchange rate movements upon conversion of net assets and net income of foreign subsidiaries for which the functional currency is not the U.S. dollar, which impact our net equity.

Our most significant foreign currency exposure is the Japanese yen and to a much lesser extent the Korean won, the Taiwan dollar, and the Euro. We selectively enter into foreign exchange forward and option contracts with durations generally 15 months or less to hedge our exposure to exchange rate risk on foreign source income and purchases. These hedges are scheduled to mature coincident with the timing of the underlying foreign currency commitments and transactions. The objective of these contracts is to neutralize the impact of exchange rate movements on our operating results. We also enter into foreign exchange forward contracts when situations arise where our foreign subsidiaries or Corning enter into lending situations, generally on an intercompany basis, denominated in currencies other than their local currency. We do not hold or issue derivative financial instruments for trading purposes. Corning uses derivative instruments (forwards) to limit the exposure to foreign currency fluctuations associated with certain monetary assets and liabilities. These derivative instruments are not designated as hedging instruments for accounting purposes and, as such, are referred to as undesignated hedges. Changes in the fair value of undesignated hedges, along with foreign currency gains and losses arising from the underlying monetary assets or liabilities, are recorded in current period earnings in the other income, net component in the consolidated statement of operations.

Equity in earnings of affiliated companies has historically contributed a significant amount to our income from continuing operations. Equity in earnings of affiliated companies, net of impairments was $960 million in 2006 and $611 million in 2005 with foreign-based affiliates comprising over 65% of this amount in 2006. Equity earnings from Samsung Corning and Samsung Corning Precision totaled $555 million for 2006 and $296 million for 2005. Exchange rate fluctuations and actions taken by management of these entities can affect the earnings of these companies.

We use a sensitivity analysis to assess the market risk associated with our foreign currency exchange risk. Market risk is defined as the potential change in fair value of assets and liabilities resulting from an adverse movement in foreign currency exchange rates. At December 31, 2006, we had open forward contracts, open option contracts, and foreign denominated debt with values exposed to exchange rate movements, all of which were designated as hedges at December 31, 2006. A 10% adverse movement in quoted foreign currency exchange rates could result in a loss in fair value of these instruments of $113 million. Specific to the Japanese yen, a 10% adverse movement in quoted yen exchange rates could result in a loss in fair value of these instruments of $39 million.

As we derive approximately 70% of our net sales from outside the U.S., our sales and net income could be affected if the U.S. dollar significantly strengthens or weakens against foreign currencies, most notably the Japanese yen and Euro. Our outlooks included in Management's Discussion and Analysis assume exchange rates during 2007 remain constant at January 2007 levels. A plus or minus 10 point movement in the U.S. dollar - Japanese yen exchange rate would result in a change to 2006 net sales of approximately $200 million and net income of approximately $140 million. A plus or minus 10 point movement in the U.S. dollar - Euro exchange rate would result in a change to 2006 net sales of approximately $60 million but would have a negligible effect on net income.

Interest Rate Risk Management

It is our policy to conservatively manage our exposure to changes in interest rates. Our policy prescribes that total variable rate debt will not exceed 35% of the total debt portfolio at anytime. At December 31, 2006, our consolidated debt portfolio contained less than 1% of variable rate instruments.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate disclosure controls and procedures and adequate internal control over financial reporting for Corning. Management is also responsible for the assessment of the effectiveness of disclosure controls and procedures and the effectiveness of internal control over financial reporting.

Disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms. Corning's disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by Corning in the reports that it files or submits under the Exchange Act is accumulated and communicated to Corning's management, including Corning's principal executive and principal financial officers, or other persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Corning's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Corning's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Corning's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that Corning's receipts and expenditures are being made only in accordance with authorizations of Corning's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Corning's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Corning's internal control over financial reporting was effective as of December 31, 2006. Management's assessment of the effectiveness of Corning's internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Wendell P. Weeks
President and Chief Executive Officer

James B. Flaws
Vice Chairman and Chief Financial Officer

2006 Financials

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP

To the Board of Directors and Shareholders of Corning Incorporated:

We have completed integrated audits of Corning Incorporated's 2006, 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Corning Incorporated and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1, 13, and 18 to the consolidated financial statements the Company changed the manner in which it accounts for share-based compensation and employee benefit plans in 2006.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in "Management's Annual Report on Internal Control Over Financial Reporting" appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

New York, New York
February 26, 2007

Consolidated Statements of Operations Corning Incorporated and Subsidiary Companies

(In millions, except per share amounts)	For the years ended December 31, 2006	2005	2004
Net sales	**$ 5,174**	$ 4,579	$ 3,854
Cost of sales	**2,891**	2,595	2,439
Gross margin	**2,283**	1,984	1,415
Operating expenses:			
Selling, general and administrative expenses	**857**	756	653
Research, development and engineering expenses	**517**	443	355
Amortization of purchased intangibles	**11**	13	38
Restructuring, impairment and other charges and (credits) (Note 3)	**54**	(38)	1,789
Asbestos settlement (Note 8)	**(2)**	218	65
Operating income (loss)	**846**	592	(1,485)
Interest income	**118**	61	25
Interest expense	**(76)**	(108)	(133)
Loss on repurchases and retirement of debt, net (Note 12)	**(11)**	(16)	(36)
Other income, net	**84**	30	25
Income (loss) from continuing operations before income taxes	**961**	559	(1,604)
Provision for income taxes (Note 7)	**(55)**	(578)	(1,084)
Income (loss) before minority interests and equity earnings	**906**	(19)	(2,688)
Minority interests	**(11)**	(7)	(17)
Equity in earnings of affiliated companies, net of impairments (Note 8)	**960**	611	454
Income (loss) from continuing operations	**1,855**	585	(2,251)
Income from discontinued operation (Note 2)			20
Net income (loss)	**$ 1,855**	$ 585	$ (2,231)
Basic earnings (loss) per common share (Note 17):			
Continuing operations	**$ 1.20**	$ 0.40	$ (1.62)
Discontinued operation			0.01
Basic earnings (loss) per common share	**$ 1.20**	$ 0.40	$ (1.61)
Diluted earnings (loss) per common share (Note 17):			
Continuing operations	**$ 1.16**	$ 0.38	$ (1.62)
Discontinued operation			0.01
Diluted earnings (loss) per common share	**$ 1.16**	$ 0.38	$ (1.61)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

Corning Incorporated and Subsidiary Companies

(In millions, except share and per share amounts)	December 31, 2006	2005
Assets		
Current assets:		
Cash and cash equivalents	**$ 1,157**	$ 1,342
Short-term investments, at fair value	**2,010**	1,092
Total cash, cash equivalents and short-term investments	**3,167**	2,434
Trade accounts receivable, net of doubtful accounts and allowances - $21 and $24	**746**	629
Inventories (Note 6)	**639**	570
Deferred income taxes (Note 7)	**47**	44
Other current assets	**199**	183
Total current assets	**4,798**	3,860
Investments (Note 8)	**2,522**	1,729
Property, net of accumulated depreciation - $4,087 and $3,632 (Note 9)	**5,193**	4,675
Goodwill and other intangible assets, net (Note 10)	**316**	338
Deferred income taxes (Note 7)	**114**	10
Other assets	**122**	595
Total Assets	**$13,065**	$11,207
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of long-term debt (Note 12)	**$ 20**	$ 18
Accounts payable	**631**	690
Other accrued liabilities (Note 11)	**1,668**	1,662
Total current liabilities	**2,319**	2,370
Long-term debt (Note 12)	**1,696**	1,789
Postretirement benefits other than pensions (Note 13)	**739**	593
Other liabilities (Note 11)	**1,020**	925
Total liabilities	**5,774**	5,677
Commitments and contingencies (Note 14)		
Minority interests	**45**	43
Shareholders' equity (Note 16):		
Common stock – Par value $0.50 per share; Shares authorized: 3.8 billion Shares issued: 1,582 million and 1,552 million	**791**	776
Additional paid-in capital	**12,008**	11,548
Accumulated deficit	**(4,992)**	(6,847)
Treasury stock, at cost; Shares held: 17 million and 16 million	**(201)**	(168)
Accumulated other comprehensive (loss) income	**(360)**	178
Total shareholders' equity	**7,246**	5,487
Total Liabilities and Shareholders' Equity	**$13,065**	$11,207

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Corning Incorporated and Subsidiary Companies

(In millions)	2006	2005	2004
	For the years ended December 31,		
Cash Flows from Operating Activities:			
Net income (loss)	**$ 1,855**	$ 585	$ (2,231)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	**580**	499	485
Amortization of purchased intangibles	**11**	13	38
Asbestos settlement	**(2)**	218	65
Gain on sale of discontinued operation			(20)
Restructuring, impairment and other charges and (credits)	**54**	(38)	1,789
Loss on repurchases and retirement of debt	**11**	16	36
Stock compensation charges	**127**	29	8
Undistributed earnings of affiliated companies	**(597)**	(310)	(314)
Deferred tax (benefit) provision	**(101)**	425	1,000
Interest expense on convertible debentures		(23)	4
Restructuring payments	**(15)**	(25)	(85)
Decrease in restricted cash		22	34
Customer deposits, net of credits issued	**45**	428	204
Employee benefit payments less than (in excess of) expense	**27**	34	(19)
Changes in certain working capital items:			
Trade accounts receivable	**(105)**	(77)	(40)
Inventories	**(65)**	(62)	(68)
Other current assets	**(10)**	6	(7)
Accounts payable and other current liabilities, net of restructuring payments	**(56)**	113	143
Other, net	**44**	86	(13)
Net cash provided by operating activities	**1,803**	1,939	1,009
Cash Flows from Investing Activities:			
Capital expenditures	**(1,182)**	(1,553)	(857)
Acquisitions of businesses, net of cash acquired	**(16)**		
Net proceeds from sale of businesses			100
Net proceeds from sale or disposal of assets	**12**	18	49
Net increase in long-term investments and other long-term assets	**(77)**		
Short-term investments - acquisitions	**(2,894)**	(1,668)	(1,685)
Short-term investments - liquidations	**1,976**	1,452	1,389
Other, net		39	12
Net cash used in investing activities	**(2,181)**	(1,712)	(992)
Cash Flows from Financing Activities:			
Net repayments of short-term borrowings and current portion of long-term debt	**(14)**	(451)	(115)
Proceeds from issuance of long-term debt, net	**246**	147	442
Retirements of long-term debt	**(368)**	(102)	(154)
Proceeds from issuance of common stock, net	**26**	365	42
Proceeds from the exercise of stock options	**303**	202	49
Other, net	**(13)**	(14)	1
Net cash provided by financing activities	**180**	147	265
Effect of exchange rate on cash	**13**	(41)	39
Net (decrease) increase in cash and cash equivalents	**(185)**	333	321
Cash and cash equivalents at beginning of year	**1,342**	1,009	688
Cash and cash equivalents at end of year	**$ 1,157**	$ 1,342	$ 1,009

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

Corning Incorporated and Subsidiary Companies

(In millions)

	Series C Preferred stock	Common stock	Additional paid-in capital	Unearned compensation	Accumulated deficit	Treasury stock	Accumulated other comprehensive income (loss)	Total shareholders' equity
Balance, December 31, 2003	$ 85	$ 701	$ 10,317	$ (19)	$ (5,201)	$ (574)	$ 102	$ 5,411
Net loss					(2,231)			(2,231)
Foreign currency translation adjustment							178	178
Minimum pension liability adjustment							(126)	(126)
Net unrealized gain on investments							8	8
Unrealized derivative loss on cash flow hedges							(19)	(19)
Reclassification adjustments on cash flow hedges							13	13
Total comprehensive loss								(2,177)
Series C preferred stock conversions	(21)	5	16					
Shares issued to benefit plans			5			36		41
Shares issued in debt retirements			(11)			379		368
Other, net		6	82	(27)		(3)		58
Balance, December 31, 2004	$ 64	$ 712	$ 10,409	$ (46)	$ (7,432)	$ (162)	$ 156	$ 3,701
Net income					585			585
Foreign currency translation adjustment							(171)	(171)
Reversal of foreign currency translation adjustment							(84)	(84)
Minimum pension liability adjustment							246	246
Net loss on investments							(13)	(13)
Unrealized derivative gain on cash flow hedges							23	23
Reclassification adjustments on cash flow hedges							21	21
Total comprehensive income								607
Series C preferred stock conversions	(64)	16	48					
Shares issued in equity offerings		10	313					323
Shares issued to benefit plans and for option exercises		20	493	(37)		1		477
Shares issued in debt retirements		18	370					388
Other, net			(2)			(7)		(9)
Balance, December 31, 2005	$ 0	$ 776	$ 11,631	$ (83)	$ (6,847)	$ (168)	$ 178	$ 5,487
Net income					1,855			1,855
Foreign currency translation adjustment							203	203
Minimum pension liability adjustment							37	37
Net loss on investments							2	2
Unrealized derivative gain on cash flow hedges							12	12
Reclassification adjustments on cash flow hedges							(25)	(25)
Total comprehensive income								2,084
Adjustment to adopt SFAS 158							(763)	(763)
Shares issued to benefit plans and for option exercises		15	376			(11)		380
Other, net			1	83		(22)	(4)	58
Balance, December 31, 2006	**$ 0**	**$ 791**	**$ 12,008**	**$ 0**	**$ (4,992)**	**$ (201)**	**$ (360)**	**$ 7,246**

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

Organization

Corning Incorporated is a provider of high-performance glass for computer monitors, LCD televisions, and other information display applications; optical fiber and cable and hardware and equipment products for the telecommunications industry; ceramic substrates for gasoline and diesel engines in automotive and heavy duty vehicle markets; laboratory products for the scientific community and specialized polymer products for biotechnology applications; advanced optical materials for the semiconductor industry and the scientific community; and other technologies. In these notes, the terms "Corning," "Company," "we," "us," or "our" mean Corning Incorporated and subsidiary companies.

Basis of Presentation and Principles of Consolidation

Our consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) and include the assets, liabilities, revenues and expenses of all majority-owned subsidiaries over which Corning exercises control and, when applicable, entities for which Corning has a controlling financial interest.

For variable interest entities, we assess the terms of our interest in the entity to determine if we are the primary beneficiary as prescribed by FIN 46R, *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, Revised* (FIN 46R). The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. Variable interests are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity's net assets excluding variable interests. We consolidate one variable interest entity in which we are the primary beneficiary.

The equity method of accounting is used for investments in affiliated companies which are not controlled by Corning and in which our interest is generally between 20% and 50% and we have significant influence over the entity. Our share of earnings or losses of affiliated companies, in which at least 20% of the voting securities is owned and we have significant influence but not control over the entity, is included in consolidated operating results.

We use the cost method to account for our investments in companies that we do not control and for which we do not have the ability to exercise significant influence over operating and financial policies. In accordance with the cost method, these investments are recorded at cost or fair value, as appropriate.

All material intercompany accounts, transactions and profits are eliminated in consolidation.

Certain prior year amounts have been reclassified to conform to the current-year presentation. These reclassifications had no impact on our results of operations or changes in shareholders' equity.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and related notes. Significant estimates and assumptions in these consolidated financial statements include restructuring and other charges and credits, allowances for doubtful accounts receivable, estimates of fair value associated with goodwill and long-lived asset impairment tests, estimates of the fair value of assets held for disposal, estimates of fair value of investments, environmental and legal liabilities, warranty liabilities, income taxes and deferred tax valuation allowances, the determination of discount and other rate assumptions for pension and other postretirement employee benefit expenses and the determination of the fair value of stock based compensation involving assumptions about termination rates, stock volatility, discount rates, and expected time to exercise. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be different from these estimates.

Revenue Recognition

Revenue for sales of goods is recognized when a firm sales agreement is in place, delivery has occurred and sales price is fixed and determinable and collectibility is reasonably assured. If customer acceptance of products is not reasonably assured, sales are recorded only upon formal customer acceptance. Sales of goods typically do not include multiple product and/or service elements.

At the time revenue is recognized, allowances are recorded, with the related reduction to revenue, for estimated product returns, allowances and price discounts based upon historical experience and related terms of customer arrangements. Where we have offered product warranties, we also establish liabilities for estimated warranty costs based upon historical experience and specific warranty provisions. Warranty liabilities are adjusted when experience indicates the expected outcome will differ from initial estimates of the liability.

Royalty income from the licensing of technology is reported as other non-operating income and is recognized as it is earned.

Research and Development Costs

Research and development costs are charged to expense as incurred. Research and development costs totaled $409 million in 2006, $348 million in 2005, and $289 million in 2004.

Foreign Currency Translation and Transactions

The determination of the functional currency for Corning's foreign subsidiaries is made based on the appropriate economic factors. For most foreign operations, the local currencies are generally considered to be the functional currencies. Prior to 2005, non-U.S. operations which did not use the local currency as the functional currency used the U.S. dollar. Effective January 1, 2005, our Taiwan subsidiary changed its functional currency from the new Taiwan dollar (its local currency) to the Japanese yen due to the increased significance of Japanese yen based transactions of that subsidiary. As a result of this change in functional currency, exchange rate gains and losses are recognized on transactions in currencies other than the Japanese yen and included in income for the period in which the exchange rates changed. The same is true for all transactions denominated in a currency other than a subsidiary's functional currency.

Foreign subsidiary functional currency, balance sheet accounts are translated at current exchange rates, and statement of operations accounts are translated at average exchange rates for the year. Translation gains and losses are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity. The effects of remeasuring non-functional currency assets and liabilities into the functional currency are included in current earnings.

Stock-Based Compensation

Corning implemented the provisions of SFAS 123(R) on January 1, 2006, following the "prospective adoption" transition method and accordingly began expensing share-based payments in the first quarter of 2006. Following the prospective adoption transition method prior periods were not restated.

Corning grants restricted shares and stock options that are subject to specific vesting conditions (for example, three-year graded vesting). For stock options granted prior to January 1, 2006, Corning specified that the employee will continue to vest in the award after retirement without providing any additional services. Corning accounted for this type of arrangement by recognizing compensation cost on a pro forma disclosure basis over the requisite

1. Summary of Significant Accounting Policies (continued)

vesting period (the "stated vesting period approach"). For time-based and performance-based restricted shares granted prior to January 1, 2006, Corning specified that the employee will vest in the award after retirement without providing any additional services. Corning accounted for this type of arrangement by recognizing compensation cost over the nominal vesting period and, if the employee retires before the end of the vesting period, recognizing any remaining unrecognized compensation cost at the date of retirement (the "nominal vesting period approach").

SFAS 123(R) specifies that an award is vested when the employee's retention of the award is no longer contingent on providing subsequent service (the "non-substantive vesting period approach"). That would be the case for Corning awards that vest when employees retire and are granted to retirement eligible employees. Effective January 1, 2006, related compensation cost must be recognized immediately for awards granted to retirement eligible employees or over the period from the grant date to the date retirement eligibility is achieved, if that is expected to occur during the nominal vesting period.

We continue to follow the stated and nominal vesting period approaches for any share-based awards granted prior to adopting SFAS 123(R) and will continue to do so for the remaining portion of such unvested outstanding awards after adopting SFAS 123(R). Effective with the adoption of SFAS 123(R), on January 1, 2006, we now apply the non-substantive vesting period approach to new grants that have retirement eligibility provisions.

Refer to Note 18 (Share-based Compensation) to the Consolidated Financial Statements for additional information.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash. We consider securities with contractual maturities of three months or less, when purchased, to be cash equivalents. The carrying amount of these securities approximates fair value because of the short-term maturity of these instruments.

Supplemental disclosure of cash flow information follows (in millions):

	Years ended December 31,		
	2006	2005	2004
Non-cash transactions:			
Retirement of short-term borrowings			$ 26
Retirement of debt in exchange for stock		$388	$368
Pension contribution in common shares		$199	
Issued credit memoranda for settlement of customer receivables	**$126**	$ 29	
Cash paid for interest and income taxes:			
Interest (1)	**$106**	$126	$129
Income taxes, net of refunds received	**$225**	$140	$ 64

(1) Included in this amount is approximately $37 million, $27 million, and $22 million of interest costs that were capitalized as part of property, net in 2006, 2005, and 2004, respectively.

Short-Term Investments

Our short-term investments consist of debt securities classified as available-for-sale, which are stated at estimated fair value. These debt securities include U.S. treasury notes, state and municipal bonds, asset-backed securities, auction rate securities, corporate bonds, commercial paper and certificates of deposit. These investments are on deposit with a major financial institution. Unrealized gains and losses, net of tax, are computed on the first-in first-out basis and are reported as a separate component of accumulated other comprehensive income (loss) in shareholders' equity until realized. Realized gains and losses are recorded in other income (expense), net.

1. Summary of Significant Accounting Policies (continued)

Allowance for Doubtful Accounts

The Company's allowance for doubtful accounts is determined based on a variety of factors that affect the potential collectibility of the related receivables, including length of time receivables are past due, customer credit ratings, financial stability of customers, specific one-time events and past customer history. In addition, in circumstances where the Company is made aware of a specific customer's inability to meet its financial obligations, a specific allowance is established. The majority of accounts are individually evaluated on a regular basis and appropriate reserves are established as deemed appropriate based on the above criteria. The remainder of the reserve is based on management's estimates and takes into consideration historical trends, market conditions and the composition of the Company's customer base.

Environmental Liabilities

The Company accrues for its environmental investigation, remediation, operating, and maintenance costs when it is probable that a liability has been incurred and the amount can be reasonably estimated. For environmental matters, the most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, current laws and regulations and prior remediation experience. For sites with multiple potential responsible parties (PRP's), the Company considers its likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for those costs. Where no amount within a range of estimates is more likely to occur than another, the minimum is accrued. When future liabilities are determined to be reimbursable by insurance coverage, an accrual is recorded for the potential liability and a receivable is recorded related to the insurance reimbursement when reimbursement is virtually certain. The uncertain nature inherent in such remediation and the possibility that initial estimates may not reflect the final outcome could result in additional costs.

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or market.

Property, Net of Accumulated Depreciation

Land, buildings, and equipment are recorded at cost. Depreciation is based on estimated useful lives of properties using the straight-line method. Except as described in Note 3 (Restructuring, Impairment and Other Charges and (Credits)) related to accelerated depreciation arising from restructuring programs, the estimated useful lives range from 20 to 40 years for buildings and 3 to 20 years for equipment.

Included in the subcategory of equipment are the following types of assets:

Asset type	Range of useful life
Computer hardware and software	3 years
Manufacturing equipment	3 to 15 years
Furniture and fixtures	5 to 7 years
Transportation equipment	20 years

Included in manufacturing equipment are certain components of production equipment that are coated with or constructed of precious metals. These metals have an indefinite useful life because they will be returned to their elemental state and reused or sold.

Goodwill and Other Intangible Assets

Goodwill is the excess of cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. Goodwill is tested for impairment annually in the fourth quarter, and will be tested for impairment between annual tests if an event occurs or circumstances change that more likely than

1. Summary of Significant Accounting Policies (continued)

not would indicate the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. Reporting units are either one level below the operating segment level or an aggregation of two or more reporting units within the same operating segment if such reporting units share similar economic characteristics. Goodwill relates and is assigned directly to a specific reporting unit. An impairment loss generally would be recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. The estimated fair value of a reporting unit is determined using a discounted cash flow analysis. Refer to Note 3 (Restructuring, Impairment and Other Charges and (Credits)) and Note 10 (Goodwill and Other Intangible Assets) for additional information.

Other intangible assets include patents, trademarks, and other intangible assets acquired from an independent party. Such intangible assets have a definite life and are amortized on a straight-line basis over estimated useful lives ranging from 5 to 20 years.

Impairment of Long-Lived Assets

We review the recoverability of our long-lived assets, such as plant and equipment and intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. We assess the recoverability of the carrying value of long-lived assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If these cash flows are less than the carrying value of such asset or asset group, an impairment loss is measured based on the difference between estimated fair value and carrying value. Assets to be disposed are written-down to the greater of their fair value or salvage value. Fair values are based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk.

Treasury Stock

Shares of common stock repurchased by us are recorded at cost as treasury stock and result in a reduction of shareholders' equity in the consolidated balance sheets. From time to time, treasury shares may be reissued as contributions to our employee benefit plans and for the retirement or conversion of certain debt instruments. When shares are reissued, we use an average cost method for determining cost. The difference between the cost of the shares and the reissuance price is added to or deducted from additional paid-in capital.

Income Taxes

The Company accounts for income taxes in accordance with SFAS 109, which establishes financial accounting and reporting standards for the effect of income taxes. The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current year and the deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the entity's financial statements. The Company is subject to income taxes in the United States and in numerous foreign jurisdictions. No provision is made for U.S. income taxes on the undistributed earnings of its wholly owned foreign subsidiaries because substantially all such earnings are indefinitely reinvested in those companies. Provision for the tax consequences of distributions, if any, from consolidated foreign subsidiaries is recorded in the year the distribution is declared. Significant judgment is required in determining the Company's worldwide income tax position as well as its effective tax rate.

The Company has provided for potential liabilities due in various jurisdictions. In the ordinary course of global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of cost reimbursement arrangements among related entities. SFAS 109 requires us to exercise judgment about our future results in assessing the realizability of our deferred tax assets. Inherent in this estimation process, especially since we are in a net gross deferred tax asset position, in part due to prior year net operating losses, is the requirement for us to estimate future book taxable income and possible tax planning strategies. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in the historical income tax provisions and accruals. Such differences could have a material impact on the Company's income tax provision and operating results in the period in which such determination is made.

Fair Value of Financial Instruments

Management believes that the carrying values of financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and accrued liabilities approximate fair value as a result of the short-term maturities of these instruments.

Derivative Instruments

We participate in a variety of foreign exchange forward contracts and foreign exchange option contracts entered into in connection with the management of our exposure to fluctuations in foreign exchange and interest rates. These financial exposures are managed in accordance with corporate policies and procedures.

All derivatives are recorded at fair value on the balance sheet. Changes in the fair value of derivatives designated as cash flow hedges and hedges of net investments in foreign operations are recorded in accumulated other comprehensive income (loss). Amounts, related to cash flow hedges are reclassified from accumulated other comprehensive income (loss) when the underlying hedged item impacts earnings. This reclassification is recorded in the same line item of the consolidated statement of operations as where the effects of the hedged item are recorded, typically sales or cost of sales. Changes in the fair value of derivatives designated as fair value hedges are recorded currently in earnings offset to the extent the derivative was effective, by the change in the fair value of the hedged item. Corning currently does not have any fair value hedges. Changes in the fair value of derivatives not designated as hedging instruments are recorded currently in earnings in the other income line of the consolidated statement of operations.

We have issued foreign currency denominated debt that has been designated as a hedge of the net investment in a foreign operation. The effective portion of the changes in fair value of the debt is reflected as a component of other comprehensive income (loss) as part of the foreign currency translation adjustment.

Variable Interest Entities

For variable interest entities, we assess the terms of our interest in each entity to determine if we are the primary beneficiary as prescribed by FIN 46R. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity's net assets excluding variable interests.

Corning leases certain transportation equipment from a Trust that qualifies as a variable interest entity under FIN 46R. The sole purpose of this entity is leasing transportation equipment to Corning. Since Corning is the primary beneficiary of this entity, the financial statements of the entity are included in Corning's consolidated financial statements. The entity's assets are primarily comprised of fixed assets which are collateral for the entity's borrowings. These assets, amounting to approximately $28.7 million and $29.5 million as of December 31, 2006 and 2005, respectively, are classified as long-term assets in the consolidated balance sheet.

Corning leases certain transportation equipment from two additional Trusts that qualify as variable interest entities under FIN 46R. Corning is not the primary beneficiary of these entities. The sole purpose of the entities is leasing transportation equipment to Corning. Corning has been involved with these entities as lessee since the inception of the Trusts. Lease revenue generated by these Trusts was $1.6 million, $1.5 million, and $1.6 million

1. Summary of Significant Accounting Policies (continued)

for the years ended December 31, 2006, 2005 and 2004, respectively. Corning's maximum exposure to loss as a result of its involvement with the Trusts is estimated at approximately $15.5 million and $16.6 million at December 31, 2006 and 2005, respectively.

New Accounting Standards

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" (SFAS 154), which replaces APB Opinion No. 20, "Accounting Changes," (APB 20) and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Upon the adoption of SFAS 154 beginning January 1, 2006, Corning has applied the standard's guidance to changes in accounting methods as required. The adoption of SFAS 154 was not material to Corning's consolidated results of operations and financial condition.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140" (SFAS 155). SFAS 155 is effective for all financial instruments acquired or issued after January 1, 2007, and amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." Corning does not expect the adoption of SFAS 155 to have a material impact on its consolidated results of operations and financial condition.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140" (SFAS 156). This Statement amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," with respect to the accounting for separately recognized servicing assets and servicing liabilities. Corning adopted SFAS No. 156 on January 1, 2006. The impact of adopting SFAS 156 was not material to Corning's consolidated results of operations and financial condition.

In April 2006, the FASB issued FASB Staff Position (FSP) FIN 46R-6, "Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)" (FIN 46R-6). This FSP addresses how a reporting enterprise should determine the variability to be considered in applying FIN 46R and is effective on the first day of the first reporting period beginning after June 15, 2006. Corning adopted FIN 46R-6 on the effective date of July 1, 2006. Our approach to applying FIN 46-R was consistent with guidance in FSP FIN 46R-6. As a result, the adoption of FSP FIN 46R-6 was not material to Corning's consolidated results of operations and financial condition.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" (FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS109. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Corning is required to adopt the provisions of FIN 48 as of January 1, 2007; the cumulative effect of adoption will be recorded as an adjustment to the opening balance of retained earnings for 2007. We currently estimate that the adjustment to the opening balance of retained earnings for 2007 will be less than $10 million. We estimate compliance with FIN 48 will not have a material impact on our consolidated results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in applying generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements

1. Summary of Significant Accounting Policies (continued)

that require or permit fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Corning is currently evaluating the impact of SFAS 157 on its consolidated results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - An amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS 158). SFAS 158 requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position, to recognize changes in that funded status in the year in which the changes occur through accumulated other comprehensive income of a business entity, and to measure the funded status of a plan as of the date of its year-end statement of financial position. Corning adopted SFAS 158 as required on December 31, 2006, with the exception of the change in measurement date which is effective for fiscal years beginning after December 15, 2008. The impact of adopting SFAS 158 resulted in a reduction to stockholders' equity of $669 million after tax. Dow Corning's adoption of this standard resulted in a reduction to our investment in Dow Corning and a decrease to stockholders' equity of $94 million after tax. See Note 13 (Employee Retirement Plans) to the consolidated financial statements for further information on the adoption of SFAS 158.

In September 2006, the FASB issued FSP AUG AIR-1, "Accounting for Planned Major Maintenance Activities" (AUG AIR-1). The FSP prohibits companies from accruing the cost of planned major maintenance in advance of the activities actually occurring. This FSP is effective for fiscal years beginning after December 15, 2006. The adoption of FSP AUG AIR-1 is not expected to have a material impact on Corning's consolidated results of operations and financial condition.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, "Financial Statements - Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). The SEC staff is providing guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year's financial statements are materially misstated. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not impact Corning's consolidated results of operations and financial condition.

2. Discontinued Operation

In the third quarter of 2004, Corning and 3M Company (3M) reached a final settlement agreement for funds held in escrow associated with the 2002 sale of Corning's precision lens business to 3M. As a result, we recognized a $20 million gain upon receipt of the proceeds in 2004. This gain is included in income from discontinued operation in the 2004 consolidated statement of operations.

3. Restructuring, Impairment and Other Charges and (Credits)

2006 Actions

Corning recorded net charges of $54 million in 2006. A summary of the charges and credits follows:

- We recorded a $44 million asset impairment charge in accordance with FAS 144 for certain assets in our Telecommunications segment.
- We approved a disinvestment plan related to certain manufacturing operations of our Life Sciences segment and Specialty Materials business in the U.K. As a result, we recorded a charge of $5 million which is comprised of severance and curtailment costs.
- We recorded a $6 million impairment charge related to certain manufacturing operations of our Life Sciences segment and Specialty Materials business in the U.K.

3. **Restructuring, Impairment and Other Charges and (Credits) (continued)**

- We recorded a $7 million charge for a revision to an existing restructuring plan for a German location in our Telecommunications segment.
- We recorded credits of $3 million related to previously recorded severance costs; we recorded other credits of $4 million related to existing restructuring plans; and we recorded credits of $2 million related to previously impaired assets.

The following table summarizes the restructuring, impairment, and other charges and (credits) as of and for the year ended December 31, 2006 (in millions):

		Year ended December 31, 2006				
	Reserve at January 1, 2006	Charges/ (credits)	Revisions to existing plans	Net charges/ (reversals)	Cash payments	Reserve at Dec. 31, 2006
Restructuring:						
Employee related costs	$36	$ 6	$ 4	$ 10	$ (6)	$ 40
Other charges (credits)	49		(4)	(4)	(9)	36
Total restructuring charges	$85	$ 6		$ 6	$(15)	$ 76
Impairment of long-lived assets:						
Assets to be held and used		$ 50		$ 50		
Assets to be disposed of by sale or abandonment			$(2)	(2)		
Total impairment charges		$ 50	$(2)	$ 48		
Total restructuring, impairment and other charges and (credits)		**$56**	**$(2)**	**$54**		

Cash payments for employee-related costs will be substantially completed by the end of 2007, while payments for exit activities will be substantially completed by the end of 2010.

2005 Actions

Corning recorded net credits of $38 million in 2005. A summary of the charges and credits follows:

- We recorded a credit of $84 million for the reversal of the cumulative translation account of O.T.I. S.r.l. (OTI), a wholly-owned foreign subsidiary of Corning, upon OTI's substantial liquidation. The photonics business in Milan, Italy, was the sole operation of OTI, whose results were included in Telecommunications segment. Subsequent to Corning's agreement to sell its photonics business operations to Avanex Corporation (Avanex) in 2003, Corning began liquidating OTI. In October 2005, the assets were substantially liquidated and OTI's cumulative translation account was reversed.
- We recorded a charge of $30 million which was comprised of severance costs for a restructuring plan in the Telecommunications segment to continue to reduce costs in this segment.
- We recorded net credit adjustments of $9 million to prior year restructuring plans which included charges of $8 million related to our Telecommunications segment and credits of $17 million for businesses in our Unallocated and Other segment.
- We recorded impairment charges of $25 million in the Telecommunications segment for an other than temporary decline in the fair value of our investment in Avanex below its adjusted cost basis. Our investment in Avanex was accounted for as an available-for-sale security under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). In the fourth quarter of 2005, we completed the sale of our remaining shares of Avanex.

3. Restructuring, Impairment and Other Charges and (Credits) (continued)

The following table summarizes the restructuring, impairment, and other charges and (credits) as of and for the year ended December 31, 2005 (in millions):

	Reserve at January 1, 2005	Year ended December 31, 2005 Charges/ (credits)	Revisions to existing plans	Net charges/ (reversals)	Cash payments	Reserve at Dec. 31, 2005
Restructuring:						
Employee related costs	$18	$ 30	$ (1)	$ 29	$(11)	$36
Other charges (credits)	77		(14)	(14)	(14)	49
Total restructuring charges	$95	$ 30	$(15)	$ 15	$(25)	$85
Impairment of long-lived assets:						
Impairment of available-for-sale securities		$ 25		$ 25		
Assets to be disposed of by sale or abandonment			$ 6	6		
Total impairment charges		$ 25	$ 6	$ 31		
Reversal of currency translation adjustment		$(84)		$(84)		
Total restructuring, impairment and other charges and (credits)		**$(29)**	**$ (9)**	**$(38)**		

In 2005, net charges (reversals) for restructuring, impairment, and other actions included a credit of $47 million for the Telecommunications segment and charges of $9 million for the other segments.

2004 Actions

Corning recorded net charges of $1,789 million in 2004. A summary of the significant charges and credits follows:

- We recorded a charge of $1,420 million to impair a significant portion of our Telecommunications segment goodwill balance. Refer to Note 10 (Goodwill and Other Intangible Assets) for additional information on this charge.
- We recorded a $350 million charge to impair certain fixed assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). This charge primarily relates to our third quarter decision to permanently abandon approximately $332 million of construction in progress at our optical fiber manufacturing facility in Concord, North Carolina that had been stopped in 2002. As a result of our lowered outlook for the Telecommunications segment, we have permanently abandoned this construction in progress as we no longer believe the demand for optical fiber will warrant the investment necessary to complete this facility.
- We recorded an asset held for use impairment charge of $24 million to impair certain fixed assets and intangible assets other than goodwill in accordance with SFAS 144. Due to our decision to permanently abandon certain fixed assets and lower long-term outlook for the Telecommunications segment, we determined that an event of impairment, as defined by SFAS 144, had occurred in our Telecommunications segment which required us to test the segment's long-lived assets other than goodwill for impairment. As a result of our impairment evaluation, we recorded an impairment charge to write-down certain assets to their estimated fair values.

3. Restructuring, Impairment and Other Charges and (Credits) (continued)

- We recorded a gain of $33 million related to proceeds in excess of assumed salvage values for assets of Corning Asahi Video Products Company (CAV) that were previously impaired but later sold to a Henan Anyang CPT Glass Bulb Group, Electronic Glass Co., Ltd. (Henan Anyang), located in China. This represented the substantial completion of the sale of CAV's assets.
- We recorded $37 million of accelerated depreciation relating to the final shutdown of our semiconductor materials manufacturing facility in Charleston, South Carolina, which we announced in the fourth quarter of 2003.
- We recorded a loss of $14 million on the sale of our frequency controls business for net cash proceeds of $80 million. The frequency controls business, which was part of our Telecommunications segment, had annual sales of $76 million.
- We recorded net credits of $25 million related to adjustments to prior period restructuring, impairment, and other charges.

The following table summarizes the charges, credits and balances of the restructuring liabilities as of and for the year ended December 31, 2004 (in millions):

	Reserve at January 1, 2004	Year ended December 31, 2004 Charges	Revisions to existing plans	Net charges/ (reversals)	Cash payments	Reserve at Dec. 31, 2004
Restructuring:						
Employee related costs	$ 78				$(60)	$ 18
Exit costs	108	$ 2	$ (8)	$ (6)	(25)	77
Total restructuring charges	$ 186	$ 2	$ (8)	$ (6)	$(85)	$95
Impairment of long-lived assets:						
Goodwill		$1,420		$1,420		
Assets to be disposed of by sale or abandonment		350	$(48)	302		
Asset to be held and used		24		24		
Total impairment charges		$1,794	$(48)	$1,746		
Other:						
Accelerated depreciation		$ 37		$ 37		
Loss on sale of business		14	$ (2)	12		
Total other charges		$ 51	$ (2)	$ 49		
Total restructuring, impairment and other charges and (credits)		$1,847	$(58)	$1,789		

In 2004, net charges (reversals) for restructuring, impairment, and other actions included $1,798 million for the Telecommunications segment and were a credit of $9 million for the Other segments.

4. Short-Term Investments

The following is a summary of the fair value of available-for-sale securities (in millions):

	December 31,	
	2006	2005
Bonds, notes and other securities		
U.S. government and agencies	**$ 326**	$ 259
States and municipalities	**61**	77
Asset-backed securities	**591**	374
Commercial paper	**383**	57
Other debt securities	**649**	325
Total short-term investments	**$2,010**	$1,092

Gross unrealized gains and losses were insignificant at December 31, 2006 and 2005.

The following table summarizes the contractual maturities of available-for-sale securities at December 31, 2006 (in millions):

Less than one year	**$ 720**
Due in 1–5 years	**658**
Due in 5–10 years	**68**
Due after 10 years	**564**
Total	**$2,010**

Proceeds from sales and maturities of short-term investments totaled $2.0 billion, $1.5 billion and $1.4 billion in 2006, 2005 and 2004, respectively. The gross realized gains and losses related to sales of short-term investments were insignificant in 2006, 2005 and 2004.

5. Significant Customer

On October 1, 2006, AU Optronics Corporation (AUO), a customer of the Display Technologies segment, completed its previously announced merger with Quanta Display Inc. (QDI), another customer of Corning's Display Technologies segment. In addition, through two recently announced transactions, AUO now holds a 49% equity stake in Toppan CFI, a subsidiary of Toppan Printing Co., Ltd., also a customer of the Display Technologies segment.

Corning's combined 2006 sales to AUO, QDI and Toppan represented 13% of the company's consolidated net sales.

6. Inventories

Inventories comprise the following (in millions):

	December 31,	
	2006	2005
Finished goods	**$ 139**	$ 135
Work in process	**233**	198
Raw materials and accessories	**125**	124
Supplies and packing materials	**142**	113
Total inventories	**$ 639**	$ 570

7. Income Taxes

Income (loss) from continuing operations before income taxes follows (in millions):

	Years ended December 31,		
	2006	2005	2004
U.S. companies	**$ 175**	$ (213)	$ (1,578)
Non-U.S. companies	**786**	772	(26)
Income (loss) from continuing operations before income taxes	**$ 961**	$ 559	$ (1,604)

The current and deferred amounts of the provision (benefit) for income taxes follow (in millions):

	Years ended December 31,		
	2006	2005	2004
Current:			
Federal		$ (14)	$ (20)
State and municipal	**$ (8)**		(7)
Foreign	**164**	167	111
Deferred:			
Federal		443	593
State and municipal			227
Foreign	**(101)**	(18)	180
Provision for income taxes	**$ 55**	$ 578	$1,084

Amounts are reflected in the preceding tables based on the location of the taxing authorities.

Reconciliation of the U.S. statutory income tax rate to our effective tax rate for continuing operations follows:

	Years ended December 31,		
	2006	2005	2004
Statutory U.S. income tax (benefit) rate	**35.0%**	35.0%	(35.0)%
State income benefit, net of federal benefit	**(0.2)**	(1.9)	(2.4)
Nondeductible goodwill and other expenses	**0.4**	0.3	27.0 (9)
Worthless stock deductions	**(1.4)**	(272.7) (3)	(0.2)
Tax holidays (7)	**(10.1)**	(8.9)	(1.2)
Investment & other tax credits (8)	**(3.6)**	(12.7)	(0.6)
Rate difference on foreign earnings	**6.1**	10.2	2.5
Minimum pension obligation		(14.6) (10)	
Currency translation adjustment		(5.2)	
Valuation allowances:			
Provision (release) of prior period valuation allowances	**(8.6)** (6)	94.0 (2)	57.6 (1)
Tax benefits (expenses) not recorded on losses (income)	**(13.4)** (5)	280.0 (3)(4)	21.3 (4)
Other items, net	**1.5**	(0.1)	(1.4)
Effective income tax rate	**5.7%**	103.4%	67.6%

Significant items that cause our effective tax rate to vary from the U.S. statutory rate of 35% are as follows:

(1) In 2004, significant events occurred which required us to increase our valuation allowances against certain U.S. and German deferred tax assets resulting in an increase in our effective tax rate of 57.6%. Refer to Note 3 (Restructuring, Impairment and Other Charges and (Credits)) for additional information on these events and the related charges. At that time, we believed that it was more likely than not that we could realize the remaining net U.S. deferred tax assets of approximately $525 million through a tax planning strategy involving the sale of our investment in Dow Corning, a non-strategic appreciated asset, if we were faced with expiring net operating loss carryforwards.

7. Income Taxes (continued)

(2) During 2005, Dow Corning's performance was much stronger than expected and Dow Corning resumed paying a dividend; both of which are expected to continue in the future. Due to this improved performance, we concluded that Dow Corning provides strong financial, geographic and market balance to Corning's portfolio of businesses, the profitability of which has become more concentrated due to the success of the display operating segment. As a result, we considered Dow Corning to be a strategic investment and could no longer assert that a potential tax planning strategy involving the sale of Dow Corning would be prudent, as required by FAS 109. Therefore, we no longer believed, in the forth quarter of 2005, that it was more likely than not that we would realize the remaining net deferred tax assets. Accordingly, we increased our valuation allowance by $525 million to fully reserve our net U.S. deferred tax assets in the fourth quarter of 2005, which increased our effective tax rate by 94%.

(3) During the third quarter of 2005, Corning filed its 2004 consolidated U.S. Federal income tax return, which included a $3.9 billion worthless stock deduction for the loss on our investment in the photonic technologies business associated with the Pirelli acquisition. This acquisition was completed in December 2000 and was substantially impaired in the second quarter of 2001. Prior to the third quarter of 2005, we did not record a deferred tax asset for this item as the ultimate realization of such deduction was uncertain, and consistent with the requirements of SFAS 5, recognition of an asset prior to the time management determines the realization of the asset is probable is prohibited. On September 2, 2005, Corning and the Commissioner of the IRS entered into a closing agreement under section 7121 of the Internal Revenue Code of 1986 which provides that Corning is entitled to this worthless stock deduction. We recorded a $1.5 billion deferred tax asset for this item in the third quarter, which was concurrently offset by a valuation allowance of an equal amount due to our inability to record tax benefits for U.S. net operating losses. The net result had no impact of our effective tax rate for 2005.

(4) We were unable to record tax benefits on net operating losses generated in the U.S. and certain foreign jurisdictions, resulting in an increase in the effective tax rate of 7.3% and 21.3% for 2005 and 2004, respectively.

(5) As described in, (1) and (2) above, in 2004 and 2005, due to losses in the U.S. in recent years, we recorded valuation allowances against 100 percent of our U.S. deferred tax assets and concluded that our tax provision would include only the net tax expense attributable to certain foreign operations until we achieve an appropriate level of profitability in the U.S. or we are able to develop tax planning strategies that enable us to conclude that it is more likely than not that a portion of our deferred tax assets would be realizable. While we did generate income from continuing operations in the U.S. in 2006, such income was largely offset by tax adjustments not reflected in our continuing operations. In the absence of an appropriate level of overall profitability in the U.S., we did not record tax expense on income from continuing operations in the U.S. in 2006, resulting in a reduction in our effective tax rate of 14.2%.

(6) In 2006, due to sustained profitability and positive earnings projections in both Australia and at certain of our German operations, we have concluded that it is more likely than not that the underlying tax benefits are realizable and released valuation allowances, resulting in a reduction in our effective tax rate of 8.7%.

(7) Certain foreign subsidiaries in China, South Africa and Taiwan are operating under tax holiday arrangements. The nature and extent of such arrangements vary, and the benefits of existing arrangements phase out in future years (2006 to 2010) according to the specific terms and schedules of the relevant taxing jurisdictions. The impact of the tax holidays on our effective rate is a reduction in the rate of 10.1%, 8.9% and 1.2% for 2006, 2005 and 2004, respectively.

(8) Taiwan grants investment tax credits for investments in qualifying machinery and equipment. The impact of such credits on our effective tax rate is a reduction in the rate of 3.1%, 12.3%, and 0.4% for 2006, 2005, and 2004, respectively.

(9) The impairment of Telecommunications segment goodwill in 2004 was not deductible for tax purposes, resulting in an increase in the effective tax rate of 26.2%.

(10) The elimination of our minimum pension liability for the domestic qualified plan in 2005 resulted in a decrease in the effective tax rate of 14.6%.

7. Income Taxes (continued)

The tax effects of temporary differences and carryforwards that gave rise to significant portions of the deferred tax assets and liabilities follows (in millions):

	December 31, 2006	December 31, 2005
Loss and tax credit carryforwards	$ 2,399	$ 2,723
Capitalized research and development	142	176
Restructuring reserves	215	230
Postretirement medical and life benefits	309	248
Inventory	63	51
Intangible and other assets	64	86
Other accrued liabilities	339	340
Other employee benefits	182	
Other	17	
Gross deferred tax assets	3,730	3,854
Valuation allowance	(3,542)	(3,672)
Deferred tax assets	188	182
Fixed assets	(50)	(80)
Other employee benefits		(67)
Other		(7)
Deferred tax liabilities	(50)	(154)
Net deferred tax assets	$ 138	$ 28

The net deferred tax assets are included in (in millions):

	December 31, 2006	December 31, 2005
Current assets	$ 47	$ 44
Other assets	114	10
Other current liabilities	(1)	
Other noncurrent liabilities	(22)	(26)
Net deferred tax assets	$ 138	$ 28

Details on the tax effects of loss and tax credit carryforwards at December 31, 2006 follow (in millions):

		Expiration			
	Amount	2007-2011	2012-2016	2017-2025	Indefinite
Federal net operating losses	$1,633		$ 5	$ 1,628	
State net operating losses	190	$ 20	16	154	
Capital losses	61	61			
Contributions	9	9			
Foreign net operating losses/credits	324	51		3	$ 270
Foreign tax credits	70	70			
Research & other credits	30	1	2	27	
Alternative minimum tax credits	41				41
Various state tax credits	41	15	15	11	
Totals as of December 31, 2006	**$2,399**	**$ 227**	**$38**	**$ 1,823**	**$ 311**

7. Income Taxes (continued)

The tax effects of Federal and state net operating losses above exclude $134 million in 2006 tax benefits attributable to stock-based compensation. The benefits are not recognized until the related deductions reduce taxes payable; since in our case the tax benefits do not reduce taxes payable due to net operating losses in the current period and/or due to loss carryforwards, the windfall tax benefits are not reflected in our deferred tax asset for losses and tax credit carryforwards as of December 31, 2006.

Changes in the valuation allowance balance follow:

	Years ended December 31,	
	2006	2005
Valuation allowance at beginning of year	**$3,672**	$1,747
Charged (credited) to income tax expense	**(211)**	2,089
Charged (credited) to equity earnings	**(28)**	(22)
Charged (credited) to other comprehensive income	**258**	(91)
Charged (credited) to deferred taxes	**(149)**	(51)
Valuation allowance at end of year	**$3,542**	$3,672

The change credited to deferred taxes is attributable to translation, write-offs due to entity structure changes and other adjustments.

We do not provide income taxes on the post-1992 earnings of domestic subsidiaries that we expect to recover tax-free without significant cost. Income taxes have been provided for post-1992 unremitted earnings of domestic corporate joint ventures that we do not expect to recover tax-free. Unremitted earnings of domestic subsidiaries and corporate joint ventures that arose in fiscal years beginning on or before December 31, 1992 have been indefinitely reinvested. We currently provide income taxes on the earnings of foreign subsidiaries and affiliated companies to the extent these earnings are currently taxable or expected to be remitted. As of December 31, 2006, taxes have not been provided on approximately $3.2 billion of accumulated foreign unremitted earnings which are expected to remain invested indefinitely.

The American Jobs Creation Act of 2004 (the "Act") was signed into law on October 22, 2004. The Act introduced a special one-time (for 2004 or 2005) 85% dividends received deduction for certain repatriated foreign earnings. Our remittance plans did not change as a result of this provision. Our accumulated foreign unremitted earnings are expected to remain invested indefinitely.

The Act also provided for the repeal of the extraterritorial income tax regime (through reduced benefits in 2005 and 2006, with full repeal effective for 2007) and the allowance of a deduction for qualified domestic production activities (phased in over the years 2005 to 2009 and fully effective in 2010). Neither of these changes is expected to have a significant impact on our effective tax rate or U.S. tax liabilities because of our loss position in the U.S. and the resulting valuation allowances against our U.S. deferred tax assets.

We are subject to income tax examinations in various jurisdictions, the most significant of which are the U.S., Germany, Japan and Taiwan. We believe our tax contingency liabilities are adequate for any adjustments which may ultimately result from these examinations. However, since tax laws and regulations are subject to interpretation, the final results of income tax examinations could differ significantly from what we have reflected in our income tax accounts and could have a material effect on our tax provision, net income and/or cash flows in a future period or periods in which such a conclusion is reached. Due to the complexity involved in these matters we are not able to estimate the range of reasonably possible losses in excess of amounts recorded.

2006 Financials

7. Income Taxes (continued)

As described in Note 1, Corning is required to adopt the provisions of FIN 48 as of January 1, 2007; the cumulative effect of adoption will be recorded as an adjustment to the opening balance of retained earnings for 2007. We currently estimate that the adjustment to the opening balance of retained earnings for 2007 will be less than $10 million. We estimate compliance with FIN 48 will not have a material impact on our consolidated results of operations or cash flows.

8. Investments

Investments comprise the following (in millions):

	Ownership Interest (1)	December 31, 2006	December 31, 2005
Affiliated companies accounted for under the equity method:			
Samsung Corning Precision Glass Co., Ltd.	50%	**$1,380**	$ 859
Dow Corning Corporation	50%	**683**	473
Samsung Corning Co., Ltd.	50%	**254**	231
All other	25%-50%	**202**	162
		2,519	1,725
Other investments		**3**	4
Total		**$2,522**	$1,729

(1) Amounts reflect Corning's direct ownership interests in the respective affiliated companies. Corning does not control any of such entities.

8. Investments (continued)

Affiliated Companies at Equity

The financial position and results of operations of the investments accounted for under the equity method follow (in millions):

	For the years ended December 31,		
	2006	2005	2004
Statement of Operations:			
Net sales	**$8,039**	$6,979	$6,146
Gross profit	**$3,368**	$2,866	$2,341
Net income	**$1,968**	$1,250	$1,036
Corning's equity in earnings of affiliated companies (1)(2)	**$ 960**	$ 611	$ 454
Related Party Transactions:			
Corning sales to equity company affiliates	**$ 43**	$ 9	$ 37
Corning purchases from equity company affiliates	**$ 61**	$ 101	$ 106
Corning transfers of assets, at cost, to affiliates	**$ 71**	$ 116	$ 90
Dividends received from affiliated companies	**$ 363**	$ 301	$ 140
Royalty income from affiliated companies	**$ 88**	$ 75	$ 47

	December 31,	
	2006	2005
Balance Sheet:		
Current assets	**$5,027**	$3,596
Noncurrent assets	**$6,358**	$5,023
Short-term borrowings, including current portion of long-term debt	**$ 94**	$ 88
Other current liabilities	**$1,825**	$1,520
Long-term debt	**$ 339**	$ 153
Other long-term liabilities	**$2,879**	$2,676
Minority interest	**$ 346**	$ 223
Related Party Transactions:		
Balances due from affiliates	**$ 26**	$ 23
Balances due to affiliates	**$ 8**	$ 43

(1) Equity in earnings shown above and in the consolidated statements of operations are net of amounts recorded for income tax.

(2) Amounts include the following restructuring and impairment charges:

- In 2006, Dow Corning reached settlement with the IRS regarding liabilities for tax years 1992 to 2003. Equity earnings reflected a $33 million gain as a result of the settlement which resolved all Federal tax issues related to Dow Corning's implant settlement.
- In 2006, Samsung Corning recorded the following items which increased Corning's equity earnings by $2 million, net: a gain on the sale of land which increased Corning's equity earnings by $61 million; an impairment charge for certain long-lived assets which reduced Corning's equity earnings by $46 million; and the establishment of a valuation allowance for certain deferred tax assets which reduced Corning's equity earnings by $13 million.
- In 2005, Samsung Corning incurred impairment and other charges as a result of a decline in the projected operating results for its cathode ray tube (CRT) glass business. The charge, which included certain manufacturing assets and severance and exit costs, reduced Corning's equity earnings by $106 million in the third quarter.
- In 2005, Dow Corning recorded a gain on the issuance of subsidiary stock. Our equity earnings included $11 million related to this gain.

2006 Financials

8. Investments (continued)

- In 2004, Corning incurred charges of $35 million to impair equity method investments in the Telecommunications segment to their estimated fair value.
- In 2004, Dow Corning recorded charges related to restructuring actions and adjustments to interest liabilities recorded on its emergence from bankruptcy. Our equity earnings included $21 million related to these charges.

We have contractual agreements with several of our equity investees which include sales, purchasing, licensing and technology agreements.

At December 31, 2006, approximately $2,154 million of equity in undistributed earnings of equity companies was included in our accumulated deficit.

A discussion and summarized results of Corning's significant investees at December 31, 2006 follows:

Samsung Corning Precision Glass Co., Ltd. (Samsung Corning Precision)

Samsung Corning Precision is a South Korea-based manufacturer of liquid crystal display glass for flat panel displays. Samsung Corning Precision's financial position and results of operations follow (in millions):

	For the years ended December 31,		
	2006	2005	2004
Statement of Operations:			
Net sales	**$2,115**	$1,660	$1,097
Gross profit	**$1,510**	$1,234	$ 820
Net income	**$1,128**	$ 848	$ 561
Corning's equity in earnings of Samsung Corning Precision	**$ 555**	$ 408	$ 277
Related Party Transactions:			
Corning sales to Samsung Corning Precision	**$ 15**		$ 6
Corning purchases from Samsung Corning Precision	**$ 39**	$ 71	$ 76
Corning transfer of machinery and equipment to Samsung Corning Precision at cost (1)	**$ 71**	$ 116	$ 90
Dividends received from Samsung Corning Precision	**$ 210**	$ 156	$ 71
Royalty income from Samsung Corning Precision	**$ 82**	$ 65	$ 42

	December 31,	
	2006	2005
Balance Sheet:		
Current assets	**$ 606**	$ 400
Noncurrent assets	**$2,565**	$1,848
Short-term borrowings, including current portion of long-term debt	**$ 28**	$ 57
Other current liabilities	**$ 256**	$ 359
Long-term debt		$ 28
Other long-term liabilities	**$ 125**	$ 86

(1) Corning purchases machinery and equipment on behalf of Samsung Corning Precision to support its capital expansion initiatives. The machinery and equipment are transferred to Samsung Corning Precision at our cost basis, resulting in no revenue or gain being recognized on the transaction.

8. **Investments (continued)**

Balances due to and from Samsung Corning Precision were $2 million and $19 million at December 31, 2006 and $41 million and $18 million at December 31, 2005, respectively.

As of December 31, 2006, Samsung Corning Precision and Samsung Corning Co., Ltd. were two of approximately thirty co-defendants in a lawsuit filed by Seoul Guarantee Insurance Co. and 14 other creditors. Refer to Samsung Corning Co., Ltd. section of this note for additional information.

In February 2006, Corning made a capital contribution to Samsung Corning Precision in the amount of 75 billion Korean won (approximately $77 million USD).

Samsung Corning Co., Ltd. (Samsung Corning)

Samsung Corning is a South Korea-based manufacturer of glass panels and funnels for cathode ray tube (CRT) television and display monitors.

In the fourth quarter of 2006, Samsung Corning recorded a gain on the sale of land totaling $122 million, which increased Corning's equity earnings by $61 million. Samsung Corning also recorded a charge of $25 million for the establishment of a valuation allowance against certain deferred tax assets. This charge reduced Corning's equity earnings by approximately $13 million in the fourth quarter. During 2006, Samsung Corning incurred impairment and other charges totaling $93 million as a result of a decline in the projected operating results for certain display businesses. These charges reduced Corning's equity earnings by $46 million.

In 2005, Samsung Corning incurred impairment and other charges of $212 million as a result of decline in the projected operating results of its CRT glass business. The charge, which included certain manufacturing assets and severance and exit costs, reduced Corning's equity earnings by $106 million.

Samsung Corning's financial position and results of operations follow (in millions):

	For the years ended December 31,		
	2006	2005	2004
Statement of Operations:			
Net sales	**$786**	$ 823	$1,019
Gross profit	**$ 68**	$ 87	$ 245
Net (loss) income		$ (249)	$ 94
Corning's equity in (losses) earnings of Samsung Corning		$ (112)	$ 32
Dividends received from Samsung Corning		$ 22	$ 18
Royalty income from Samsung Corning	**$ 4**	$ 9	$ 2

	December 31,	
	2006	2005
Balance Sheet:		
Current assets	**$526**	$ 345
Noncurrent assets	**$247**	$ 391
Other current liabilities	**$139**	$ 154
Long-term debt	**$ 53**	$ 48
Other long-term liabilities	**$ 23**	$ 24
Minority interest	**$ 48**	$ 45

In 2003, 2005, and 2006, Samsung Corning recorded significant fixed asset and other impairment charges. As the conventional television glass market will be negatively impacted by strong growth in the LCD glass market, it is reasonably possible that Samsung Corning may incur additional restructuring or impairment charges or operating losses in the foreseeable future. Samsung Corning is currently investing in several developing businesses which

2006 Financials

8. Investments (continued)

Samsung Corning management believes will offset the decline in conventional television glass market over time. Should these new businesses not achieve expected results, additional operating losses, asset impairments and restructuring charges are likely to occur and Samsung Corning's long-term financial viability may come into question. These events could result in Corning incurring an impairment of its investment in Samsung Corning. Corning management believes it is more likely than not that an impairment of our investment will occur in the foreseeable future. Corning's investment in Samsung Corning was $254 million at December 31, 2006.

Corning reviews the recoverability of all long-lived assets, including equity investments, when events or changes in circumstances occur that indicate that the carrying value of the asset or asset group may not be recoverable. As a result of the impairment events described above, Corning considered whether its investment in Samsung Corning had incurred an other-than-temporary impairment in 2006 and concluded that it had not. We will continue to monitor this investment.

Samsung Corning Precision Glass Co., Ltd. (Samsung Corning Precision) and Samsung Corning Co. Ltd. (Samsung Corning) are two of approximately thirty co-defendants in a lawsuit filed by Seoul Guarantee Insurance Co. and 14 other creditors (SGI and Creditors) for alleged breach of an agreement that approximately thirty affiliates of the Samsung group entered into with SGI and Creditors in September 1999. The lawsuit is pending in the courts of Korea. According to the agreement, the Samsung affiliates agreed to sell 3.5 million shares of Samsung Life Insurance Co., Ltd. (SLI) by December 31, 2000, which were transferred to SGI and Creditors in connection with the petition for court receivership of Samsung Motor Inc. In the lawsuit, SGI and Creditors allege that, in the event that the proceeds of sale of the SLI shares is less than 2.45 trillion Korean won (approximately $2.64 billion), the Samsung affiliates allegedly agreed to compensate SGI and Creditors for the shortfall, by other means, including Samsung affiliates' purchase of equity or subordinated debentures to be issued by SGI and Creditors. Any excess proceeds are to be distributed to the Samsung affiliates. As of March 2005, the shares of Samsung Life Insurance Co., Ltd. had not been sold. The suit asks for damages of approximately $4.6 billion plus penalty interest. Samsung Corning Precision and Samsung Corning combined guarantees should represent no more than 3.1% of the Samsung affiliates' total financial obligation. Although noting that the outcome of these matters is uncertain, Samsung Corning Precision and Samsung Corning have stated that these matters are not likely to result in a material ultimate loss to their financial statements. No claim in these matters has been asserted against Corning.

Dow Corning Corporation (Dow Corning)

Dow Corning is a U.S. based manufacturer of silicone products. In 1995, Corning fully impaired its investment of Dow Corning upon its entry into bankruptcy proceedings and did not recognize net equity earnings from the second quarter of 1995 through the end of 2002. Corning began recognizing equity earnings in the first quarter of 2003 when management concluded that Dow Corning's emergence from bankruptcy protection was probable. Dow Corning emerged from bankruptcy in 2004. See discussion below for additional information and for a history of this matter. Corning considers the $249 million difference between the carrying value of its investment in Dow Corning and its 50% share of Dow Corning's equity to be permanent.

8. Investments (continued)

Dow Corning's financial position and results of operations follow (in millions):

	For the years ended December 31,		
	2006	2005	2004
Statement of Operations:			
Net sales	**$4,392**	$3,878	$3,373
Gross profit	**$1,528**	$1,312	$1,036
Net income	**$ 668**	$ 507	$ 238
Corning's equity in earnings of Dow Corning	**$ 334**	$ 253	$ 116
Related Party Transactions:			
Corning purchases from Dow Corning	**$ 12**	$ 8	$ 7
Dividends received from Dow Corning	**$ 90**	$ 45	

	December 31,	
	2006	2005
Balance Sheet:		
Current assets	**$3,171**	$2,575
Noncurrent assets	**$2,793**	$2,573
Short-term borrowings, including current portion of long-term debt	**$ 44**	$ 22
Other current liabilities	**$1,003**	$ 911
Long-term debt	**$ 39**	$ 39
Other long-term liabilities	**$2,717**	$2,554
Minority interest	**$ 298**	$ 179

In 2006, Dow Corning recorded a gain related to their settlement with the IRS regarding liabilities for tax years 1992 to 2003. This settlement resolves all federal tax issues related to Dow Corning's implant settlement. Corning's equity earnings included $33 million related to this gain. In 2005, Dow Corning recorded a gain on the issuance of subsidiary stock. Corning's equity earnings included $11 million related to this gain.

Corning and The Dow Chemical Company (Dow Chemical) each own 50% of the common stock of Dow Corning. In May 1995, Dow Corning filed for bankruptcy protection to address pending and claimed liabilities arising from many thousand breast implant product lawsuits. On June 1, 2004, Dow Corning emerged from Chapter 11 with a Plan of Reorganization (the Plan) which provided for the settlement or other resolution of implant claims. The Plan also includes releases for Corning and Dow Chemical as shareholders in exchange for contributions to the Plan.

Under the terms of the Plan, Dow Corning has established and is funding a Settlement Trust and a Litigation Facility to provide a means for tort claimants to settle or litigate their claims. Inclusive of insurance, Dow Corning has paid approximately $1.5 billion to the Settlement Trust. As of December 31, 2006, Dow Corning had recorded a reserve for breast implant litigation of $1.7 billion and anticipates insurance receivables of $185 million. As a separate matter arising from the bankruptcy proceedings, Dow Corning is defending claims asserted by a collection of commercial creditors who claim additional interest at default rates and enforcement costs, during the period from May 1995 through June 2004. On July 26, 2006, the U.S. Court of Appeals vacated the judgment of the District Court fixing the interest component, ruled that default interest and enforcement costs may be awarded subject to equitable factors to be determined, and directed that the matter be remanded for further proceedings. Dow Corning filed a petition for rehearing by the Court of Appeals, which was denied. It has filed a petition for writ of certiorari with the U.S. Supreme Court, which has not yet been decided. As of December 31, 2006, Dow Corning has estimated the interest payable to commercial creditors to be within the range of $68 million to $208 million. As Dow Corning management believes no single amount within the range appears to be a better estimate

8. Investments (continued)

than any other amount within the range, Dow Corning has recorded the minimum liability within the range. Should Dow Corning not prevail in this matter, Corning's equity earnings would be reduced by its 50% share of the amount in excess of $68 million, net of applicable tax benefits. There are a number of other claims in the bankruptcy proceedings against Dow Corning awaiting resolution by the U.S. District Court, and it is reasonably possible that Dow Corning may record bankruptcy-related charges in the future. There are no remaining tort claims against Corning, other than those that will be channeled by the Plan into facilities established by the Plan or otherwise defended by the Litigation Facility.

Pittsburgh Corning Corporation (PCC)

Corning and PPG Industries, Inc. (PPG) each own 50% of the capital stock of Pittsburgh Corning Corporation (PCC). Over a period of more than two decades, PCC and several other defendants have been named in numerous lawsuits involving claims alleging personal injury from exposure to asbestos. On April 16, 2000, PCC filed for Chapter 11 reorganization in the U.S. Bankruptcy Court for the Western District of Pennsylvania. At the time PCC filed for bankruptcy protection, there were approximately 12,400 claims pending against Corning in state court lawsuits alleging various theories of liability based on exposure to PCC's asbestos products and typically requesting monetary damages in excess of $1 million per claim. Corning has defended those claims on the basis of the separate corporate status of PCC and the absence of any facts supporting claims of direct liability arising from PCC's asbestos products. Corning is also currently named in approximately 10,900 other cases (approximately 42,300 claims) alleging injuries from asbestos and similar amounts of monetary damages per claim. Those cases have been covered by insurance without material impact to Corning to date. Asbestos litigation is inherently difficult, and past trends in resolving these claims may not be indicators of future outcomes.

In the bankruptcy court in April 2000, PCC obtained a preliminary injunction against the prosecution of asbestos actions arising from PCC's products against its two shareholders to afford the parties a period of time in which to negotiate a plan of reorganization for PCC (the PCC Plan). On May 14, 2002, PPG announced that it had agreed with certain of its insurance carriers and representatives of current and future asbestos claimants on the terms of a settlement arrangement applicable to claims arising from PCC's products.

On March 28, 2003, Corning announced that it had reached agreement with the representatives of asbestos claimants for the settlement of all current and future asbestos claims against it and PCC, which might arise from PCC products or operations. The proposed settlement, if the Plan is approved and becomes effective, will require Corning to relinquish its equity interest in PCC, contribute its equity interest in Pittsburgh Corning Europe N.V. (PCE), a Belgian corporation, and contribute 25 million shares of Corning common stock. Corning also agreed to pay a total of $140 million in six annual installments (present value $131 million at March 2003), beginning one year after the Plan becomes effective, with 5.5 percent interest from June 2004, and to assign certain insurance policy proceeds from its primary insurance and a portion of its excess insurance at the time of settlement.

Since March 28, 2003, we have recorded total net charges of $816 million to reflect the agreed settlement contributions and subsequent adjustments for the change in the fair value of the components.

Two of Corning's primary insurers and several excess insurers have commenced litigation for a declaration of the rights and obligations of the parties under insurance policies, including rights that may be affected by the settlement arrangement described above. Corning is vigorously contesting these cases. Management is unable to predict the outcome of this insurance litigation.

The PCC Plan received a favorable vote from creditors in March 2004. Hearings to consider objections to the Plan were held in the Bankruptcy Court in May 2004. In February 2006, the Bankruptcy Court requested that the Plan proponents delete references to Section 105(a) of the Bankruptcy Code and resubmit the Plan. The final round of oral argument was held on July 21, 2006.

8. Investments (continued)

On December 21, 2006, the Bankruptcy Court issued an order denying confirmation of the Plan for reasons it set out in a memorandum opinion. The opinion generally supports the elements of the Plan except for the breadth of the channeling injunction applicable to claims against either of the two shareholders when those claims do not derive from the products or operation of PCC itself. The Court declared a three part test whereby other claims may be channeled if PCC is named as a defendant, a shareholder is named, and conspiracy theories are alleged. Several parties, including Corning, have filed motions for reconsideration, which are scheduled for a hearing before the Bankruptcy Court on March 5, 2007.

If the Bankruptcy Court does not approve the PCC Plan in its current form, changes to the Plan are probable as it is likely that the Court will allow the proponents time to propose amendments. The outcome of these proceedings is uncertain, and confirmation of the current Plan or any amended Plan is subject to a number of contingencies. However, apart from the quarterly mark-to-market adjustment in the value of the components of the settlement, management believes that the likelihood of a material adverse impact to Corning's financial statements is remote.

For the year ended 2006, we recorded asbestos settlement credit of $2 million, including $(24) million reflecting the decrease in the value of Corning's common stock from December 31, 2005 to December 31, 2006, and $22 million to adjust the estimated fair value of the other components of the proposed asbestos settlement. If the book value of the assets to be contributed to the asbestos settlement remains lower than the carrying value of the asbestos settlement liability, a gain would be recognized at the time of the settlement.

For the year ended 2005, we recorded asbestos settlement expense of $218 million, including $197 million reflecting the increase in the value of Corning's common stock from December 31, 2004 to December 31, 2005, and $21 million to adjust the estimated fair value of the other components of the proposed asbestos settlement.

For the year ended 2004, we recorded asbestos settlement expense of $65 million, including $33 million reflecting the increase in the value of Corning's common stock from December 31, 2003 to December 31, 2004, and $32 million to adjust the estimated fair value of the other components of the proposed asbestos settlement.

Since March 28, 2003, we have recorded total net charges of $816 million to reflect the initial settlement liability and subsequent adjustments for the change in the fair value of the components of the liability.

The fair value of the liability expected to be settled by contribution of our investment in PCE, the fair value of 25 million shares of our common stock, and assigned insurance proceeds (in aggregate totaling $656 million, $667 million, and $456 million at December 31, 2006, 2005, and 2004, respectively) is recorded in other accrued liabilities in our consolidated balance sheets. As the timing of this obligation's settlement will depend on future judicial rulings (i.e., controlled by a third party and not Corning), this portion of the PCC liability is considered a "due on demand" obligation. Accordingly, this portion of the obligation has been classified as a current liability, even though it is possible that the contribution could be made beyond one year. The remaining portion of the settlement liability (totaling $160 million, $152 million, and $144 million at December 31, 2006, 2005, and 2004, respectively), representing the net present value of the cash payments, is recorded in the other liabilities component in our consolidated balance sheets.

9. Property, Net of Accumulated Depreciation

Property, net follows (in millions):

	December 31, 2006	December 31, 2005
Land	**$ 68**	$ 70
Buildings	**2,226**	1,999
Equipment	**6,163**	5,177
Construction in progress	**823**	1,061
	9,280	8,307
Accumulated depreciation	**(4,087)**	(3,632)
Total	**$ 5,193**	$ 4,675

Approximately $37 million, $27 million, and $22 million of interest costs were capitalized as part of property, net in 2006, 2005, and 2004, respectively.

10. Goodwill and Other Intangible Assets

Goodwill

There were no changes in the carrying amount of goodwill for the year ended December 31, 2006. Balances by segment are as follows (in millions):

	Telecommunications	Display Technologies	Other (1)	Total
Balance at December 31, 2006	**$118**	**$9**	**$150**	**$277**

(1) This balance relates to our Specialty Materials operating segment.

Our annual goodwill recoverability assessment is completed in the fourth quarter, as it is traditionally based on our annual strategic planning process that runs from June to October.

2006 Assessment

The results of our impairment tests in 2006 indicated that the fair value of each reporting unit exceeded its book value.

2005 Assessment

The results of our impairment tests in 2005 indicated that the fair value of each reporting unit exceeded its book value.

2004 Assessment

In the third quarter of 2004, we identified certain factors during our annual strategic planning process that caused us to lower our estimates and projections for the long-term revenue growth of the Telecommunications segment, which indicated that it was more likely than not that the fair value of the Telecommunications segment reporting unit was less than its carrying value. As such, we performed an interim impairment test of the Telecommunications segment goodwill in the third quarter of 2004, the results of which were reviewed with Corning's Board of Directors on October 6, 2004.

Although we were experiencing stronger than expected volume in this segment, the improved demand was from a narrow band of customers, and we saw few signs of a broader recovery in overall demand, mix of premium products, and pricing for our products. The lack of industry consolidations, increased competitive pressures in the industry, and revised estimates of future customer demand for the types of products expected to be deployed caused us to change our assessment of the future pace of recovery. The primary estimates and forecasts that caused the change in our outlook and reduced the fair value of the Telecommunications segment from that measured in 2003 were:

10. Goodwill and Other Intangible Assets (continued)

- Revised estimates of future pricing for fiber and cable;
- Revised estimates of demand for premium fiber product; and
- Revised estimates for the long-term worldwide market volume growth.

We estimated the fair value of the Telecommunications segment using a discounted cash flow model based on then-current estimates for the long-term growth of the Telecommunications segment, and concluded that the fair value of the Telecommunications segment was below its carrying amount. Accordingly, we recorded an impairment charge of $1,420 million to reduce the carrying value of goodwill to its implied fair value. The goodwill impairment charge was included in restructuring, impairment, and other charges and (credits) on the consolidated statement of operations. We updated our Telecommunications segment goodwill test in the fourth quarter of 2004. The result of the test concluded that the fair value of the reporting unit exceeded its book value at that time.

We performed a goodwill impairment test for our Specialty Materials reporting unit in the fourth quarter of 2004. The result of this impairment test indicated that the fair value of our reporting unit exceeded its book value.

As discussed in Note 3 (Restructuring, Impairment and Other Charges and (Credits)), in the third quarter of 2004, we completed the sale of our frequency controls business, which was part of the Telecommunications segment. As required by SFAS No. 142, "Goodwill and Other Intangible Assets," we allocated a portion of the Telecommunications segment goodwill balance to the carrying amount of the frequency controls business in determining the loss on disposal. The amount of goodwill included in that carrying amount was based on the relative fair value of the business to be disposed and the portion of the Telecommunications segment to be retained. The amount of goodwill allocated to the carrying value of frequency controls business was $30 million.

Other Intangible Assets

The carrying amount of other intangible assets follows (in millions):

	December 31,					
	2006			2005		
	Gross	**Accumulated Amortization**	**Net**	Gross	Accumulated Amortization	Net
Amortized intangible assets:						
Patents and trademarks	**$ 147**	**$ 112**	**$35**	$ 143	$ 88	$55
Non-competition agreements	**116**	**116**		111	111	
Other	**5**	**1**	**4**	4	1	3
Total amortized intangible assets	**268**	**229**	**39**	258	200	58
Unamortized intangible assets:						
Intangible pension assets (1)				3		3
Total	**$ 268**	**$ 229**	**$39**	$ 261	$ 200	$61

(1) Intangible pension assets were eliminated under FAS 158 in 2006.

Amortized intangible assets are primarily related to the Telecommunications segment. Amortization expense related to these intangible assets is expected to be approximately $11 million in 2007 and 2008, $11 million in 2009, and insignificant thereafter.

11. Other Liabilities

Other accrued liabilities follow (in millions):

	December 31, 2006	December 31, 2005
Current liabilities:		
Wages and employee benefits	**$ 363**	$ 325
Asbestos settlement	**656**	667
Income taxes	**125**	165
Customer deposits	**213**	164
Other current liabilities	**311**	341
Other accrued liabilities	**$1,668**	$1,662
Non-current liabilities:		
Asbestos settlement	**$ 160**	$ 152
Customer deposits	**420**	431
Other non-current liabilities	**440**	342
Other liabilities	**$1,020**	$ 925

Asbestos Settlement

The current liability is expected to be settled by contribution of our investment in PCE, assigned insurance proceeds, and 25 million shares of Corning common stock, if and when the PCC Plan becomes effective. As the timing of the settlement of the obligation under this portion of the PCC liability is outside of Corning's control, this liability is considered a "due on demand" obligation. Accordingly, this portion of the obligation has been classified as a current liability, even though it is possible that the contribution could be made in 2008 or later. The non-current liability represents the net present value of cash payments which will be contributed to the PCC Plan in six installments beginning one year after the PCC Plan is effective. Refer to Note 8 (Investments) for additional information on the asbestos settlement.

Customer Deposits

In 2005 and 2004, several of Corning's customers entered into long-term purchase and supply agreements in which Corning's Display Technologies segment will supply large-size glass substrates to these customers over periods of up to six years. As part of the agreements, these customers agreed to make advance cash deposits to Corning for a portion of the contracted glass to be purchased.

Upon receipt of the cash deposits made by customers, we record a customer deposit liability. This liability is reduced at the time of future product sales over the life of the agreements. As product is shipped to a customer, Corning recognizes revenue at the selling price and issues credit memoranda for an agreed amount of the customer deposit liability. The credit memoranda are applied against customer receivables resulting from the sale of product, thus reducing operating cash flows in later periods as these credits are applied for cash deposits received in earlier periods.

Customer deposits have been or will be received in the following periods (in millions):

	2005	2006	Estimated 2007	Total
Gross customer deposits received	$457	$171	$105	$733

In 2006 and 2005, we issued credit memoranda which totaled $126 million and $29 million for the years, respectively. These credits are not included (netted) in the above amounts.

11. Other Liabilities (continued)

Customer deposit liabilities were $633 million and $595 million at December 31, 2006 and 2005, respectively, of which $213 million and $164 million, respectively, were recorded in the current portion of other accrued liabilities in our consolidated balance sheets.

In the event customers do not make all customer deposit installment payments or elect not to purchase the agreed upon quantities of product, subject to specific conditions outlined in the agreements, Corning may retain certain amounts of the customer deposits. If Corning does not deliver agreed upon product quantities, subject to specific conditions outlined in the agreements, Corning may be required to return certain amounts of customer deposits.

12. Debt

(In millions):

	December 31, 2006	December 31, 2005
Current portion of long-term debt	**$ 20**	$ 18
Long-term debt		
Notes, 6.3%, due 2009	**$ 54**	$ 150
Euro notes, 6.25%, due 2010	**270**	355
Debentures, 6.75%, due 2013	**100**	100
Debentures, 5.90%, due 2014	**200**	200
Debentures, callable, 6.05%, due 2015	**100**	100
Debentures, 6.20%, due 2016	**200**	200
Debentures, 8.875%, due 2016	**80**	81
Debentures, 8.875%, due 2021	**81**	82
Medium-term notes, average rate 7.66%, due through 2025	**45**	175
Debentures, 6.85%, due 2029	**150**	150
Debentures, callable, 7.25%, due 2036	**250**	
Other, average rate 3.2%, due through 2015	**186**	214
Total long-term debt	**1,716**	1,807
Less current portion of long-term debt	**20**	18
Long-term debt	**$1,696**	$1,789

At December 31, 2006 and 2005, the weighted-average interest rate on short-term borrowings was 2.4% and 2.2%, respectively.

Based on borrowing rates currently available to us for loans with similar terms and maturities, the fair value of long-term debt was $1.8 billion at December 31, 2006, and $1.9 billion at December 31, 2005.

The following table shows debt maturities by year at December 31, 2006 (in millions):

2007	2008	2009	2010	2011	Thereafter
$20	$20	$72	$297	$51	$1,247

In the first quarter of 2005, we completed negotiations with a group of banks on a new revolving credit facility. Concurrent with the closing of this credit facility, we terminated our previous $2 billion revolving line of credit that was set to expire in August 2005. The facility negotiated in 2005 provided us access to a $975 million unsecured multi-currency revolving line of credit and was set to expire in March 2010.

12. Debt (continued)

In the fourth quarter of 2006, we amended our existing revolving credit facility. The amended facility provides us access to a $1.1 billion unsecured multi-currency line of credit and expires in 2011. The facility includes two financial covenants, including a leverage test (debt to capital ratio), and an interest coverage ratio (calculated on the most recent four quarters). As of December 31, 2006, we were in compliance with these covenants.

Debt Retirements

During the years ended December 31, 2006, 2005 and 2004, we retired a significant portion of our outstanding notes and debentures as part of a debt reduction program. The debt was retired through a combination of cash repurchases and exchanges for Corning common stock. The following table summarizes the activities related to our debt retirements (in millions):

	Book Value of Debentures Retired	Cash Paid	Shares Issued	Loss
2006 activity:				
Debentures, 8.3%, due 2025 (1)	**$129**	**$129**		
Euro Notes, 6.25%, due 2010	**119**	**127**		**$ (8)**
Debentures, 6.3%, due 2009	**96**	**99**		**(3)**
Other Loans payable	**27**	**27**		
Total 2006 activity	**$371**	**$382**		**$ (11)**
2005 activity:				
Convertible debentures, 3.5%, due 2008	$297	$ 2	31	
Euro notes, 5.625%, due 2005	189	189		
Oak 4 7/8% Subordinated notes, due 2008	96		6	
Debentures, 7% due 2007	88	100		$ (12)
Zero coupon convertible debentures, 2%, due 2015	277	277(2)		(4)
Other Loans payable	11	11		
Total 2005 activity	$958	$579	37	$ (16)
2004 activity:				
Convertible debentures, 3.5%, due 2008	$368	$ 37	38	$ (36)
Zero coupon convertible debentures, 2%, due 2015	119	117		
Other Loans payable	115	115		
Total 2004 activity	$602	$269	38	$ (36)

(1) Book value includes a deferred gain related to an interest rate swap on the 8.3% coupon medium-term notes due April 4, 2025 of $5 million.

(2) The zero coupon convertible debentures cash payment includes $23 million of interest.

Issuance of Long-Term Debt

At December 31, 2006, our remaining capacity under the shelf registration statement was approximately $1.8 billion. In the third quarter of 2006, we issued $250 million of 7.25% senior unsecured notes for net proceeds of approximately $246 million. The notes mature on August 15, 2036. We can redeem or repurchase the debentures at any time.

12. Debt (continued)

In the second quarter of 2005, we issued $100 million of 6.05% senior unsecured notes for net proceeds of approximately $99 million. The notes mature on June 15, 2015. We may redeem the debentures at any time. The $100 million debt issuance, along with a common stock offering of 20 million shares for net proceeds of approximately $323 million, were issued under our existing $5 billion universal shelf registration statement that became effective in March 2001.

In the first quarter of 2004, we issued $400 million of debentures, of which $200 million aggregate principal amount of 5.90% notes mature on March 15, 2014, and $200 million aggregate principal amount of 6.20% notes mature on March 15, 2016. These debentures were issued under our existing $5 billion universal shelf registration statement, which became effective in March 2001. We realized net proceeds of approximately $396 million from the issuance of these debentures, which was used to fund debt repurchases, capital expenditures, and cost of operations.

In 2004, Corning entered into a 10-year loan agreement with a Japanese bank to fund certain capital expansion activities in Japan. An initial loan of approximately $46 million, bearing interest at 2.6%, was received in 2004. A final loan of approximately $48 million, bearing interest at 2.1%, was received in January 2005. The loans will amortize equally from July 2006 through maturity.

13. Employee Retirement Plans

Defined Benefit Plans

We have defined benefit pension plans covering certain domestic and international employees. Our funding policy has been to contribute, as necessary, an amount in excess of the minimum requirements in order to achieve the company's long-term funding targets. In 2006, we made an incremental contribution of $15 million to our domestic and international pension plans. In 2005, we issued and contributed 10 million shares of Corning common stock, with a value of approximately $199 million, to our domestic defined benefit plan. In 2004, we made a voluntary incremental contribution of $52 million to our domestic and international pension plans.

We use a December 31 measurement date for our domestic defined benefit plans. The measurement dates for our foreign defined benefit pension plans are September 30.

In 2000, we amended our U.S. pension plan to include a cash balance pension feature. Certain salaried and non-union hourly employees remain in the traditional defined benefit plan. All salaried and non-union hourly employees hired after July 1, 2000, are automatically participants in the new cash balance plan. Under the cash balance plan, employee accounts are credited monthly with a percentage of eligible pay based on age and years of service. Benefits are 100% vested after five years of service. The Pension Protection Act of 2006 requires vesting after three years for cash balance plans by January 1, 2008. Corning will adopt this measure on January 1, 2008.

Corning offers postretirement plans that provide health care and life insurance benefits for retirees and eligible dependents. Certain employees may become eligible for such postretirement benefits upon reaching retirement age. Prior to January 1, 2003, our principal retiree medical plans required retiree contributions each year equal to the excess of medical cost increases over general inflation rates. For current retirees (including surviving spouses) and active employees eligible for the salaried retiree medical program, we have placed a "cap" on the amount we will contribute toward retiree medical coverage in the future. The cap will equal 120% of our 2005 contributions toward retiree medical benefits. Once our contributions toward salaried retiree medical costs reach this cap, impacted retirees will have to pay the excess amount in addition to their regular contributions for coverage.

2006 Financials

13. Employee Retirement Plans (continued)

Plan Assets

The weighted-average asset allocation for domestic and international pension plans at December 31, 2006 and December 31, 2005 by asset category were as follows:

	Plan Assets At December 31,	
	2006	2005
Equity Securities	**39%**	40%
Fixed Income Securities	**42%**	42%
Real Estate	**5%**	5%
Other	**14%**	13%
Total	**100%**	100%

The total fair value of domestic plan assets at December 31, 2006 was $2,120 million and the expected long-term rate of return on these assets was 8%.

We have an investment policy for domestic and international pension plans with a primary objective to adequately provide for both the growth and liquidity needed to support all current and future benefit payment obligations. For domestic plans, the investment strategy is to invest in a diversified portfolio of assets which are expected to satisfy the above objective and produce both absolute and risk adjusted returns competitive with a benchmark that for domestic plans is 60% Russell 3000 Index, 20% Lehman Long Government/Credit Index and 20% Lehman Long Credit Index. For international plans, the investment strategy is the same as for domestic plans and the benchmark is a composite of 50% equities and 50% fixed income indexes. The strategy includes the following target asset allocation:

	Domestic	International
Equity Securities	39%	48%
Fixed Income Securities	40%	49%
Real Estate	6%	
Other	15%	3%
Total	100%	100%

A tactical allocation mandate, which is part of the domestic asset investment strategy, allows the actual domestic allocation in equity securities to be reduced by a maximum of 6% relative to the total domestic assets based on market valuations.

Equity securities include Corning common stock in the amount of $10 million (0.5% of total domestic plan assets) and $11 million (0.5% of total domestic plan assets) at December 31, 2006 and 2005, respectively.

Cash Flow Data

We anticipate making voluntary cash contributions of approximately $100 million to our domestic and international pension plans in 2007.

13. Employee Retirement Plans (continued)

The following reflects the gross benefit payments which are expected to be paid for the domestic and international plans and the gross amount of annual Medicare Part D federal subsidy expected to be received (in millions):

	Expected Benefit Payments		Expected Federal Subsidy Payments
	Pension Benefits	Postretirement Benefits	Post Retirement Benefits
2007	$165	$ 75	$ 7
2008	$168	$ 79	$ 7
2009	$168	$ 83	$ 8
2010	$173	$ 87	$ 8
2011	$178	$ 90	$ 9
Years 2012–2015	$875	$489	$ 49

Other Benefit Plans

We offer defined contribution plans covering employees meeting certain eligibility requirements. Total consolidated defined contribution plan expense was $34 million, $34 million and $28 million for the years ended December 31, 2006, 2005 and 2004, respectively.

14. Commitments, Contingencies, and Guarantees

The amounts of our obligations follow (in millions):

		Amount of commitment and contingency expiration per period				
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	5 years and thereafter
Performance bonds and guarantees	$ 70	$ 14	$ 5	$ 1	$ 1	$ 49
Credit facilities for equity companies	177			16		161
Stand-by letters of credit (1)	73	63	10			
Loan guarantees	14	1				13
Subtotal of commitment expirations per period	$ 334	$ 78	$ 15	$ 17	$ 1	$ 223
Purchase obligations	161	74	30	26	22	9
Capital expenditure obligations (2)	261	261				
Total debt (3)	1,707	20	20	72	297	1,298
Minimum rental commitments	286	62	66	28	24	106
Interest on long-term debt (4)	1,390	106	105	103	101	975
Subtotal of contractual obligation payments due by period	$3,805	$ 523	$221	$229	$444	$2,388
Total commitments and contingencies	**$4,139**	**$ 601**	**$236**	**$246**	**$445**	**$2,611**

(1) At December 31, 2006, $35 million of the $73 million was included in other accrued liabilities on our consolidated balance sheets.

(2) Capital expenditure obligations, primarily related to our Display Technologies segment expansions, are included on our balance sheet.

(3) At December 31, 2006, $1,716 million was included on our balance sheet. Amounts above are stated at their maturity value.

(4) The estimate of interest payments assumes interest is paid through the date of maturity/expiration of the related debt, based upon stated rates in the respective debt instruments.

2006 Financials

14. Commitments, Contingencies, and Guarantees (continued)

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), requires a company, at the time a guarantee is issued, to recognize a liability for the fair value or market value of the obligation it assumes. In the normal course of our business, we do not routinely provide significant third-party guarantees. Generally, third-party guarantees provided by Corning are limited to certain financial guarantees, including stand-by letters of credit and performance bonds, and the incurrence of contingent liabilities in the form of purchase price adjustments related to attainment of milestones. These guarantees have various terms, and none of these guarantees are individually significant.

We have agreed to provide a credit facility related to Dow Corning. The funding of the Dow Corning credit facility will be required only if Dow Corning is not otherwise able to meet its scheduled funding obligations in its confirmed Bankruptcy Plan. The purchase obligations primarily represent raw material and energy-related take-or-pay contracts. We believe a significant majority of these guarantees and contingent liabilities will expire without being funded.

Minimum rental commitments under leases outstanding at December 31, 2006 follow (in millions):

2007	2008	2009	2010	2011	2012 and thereafter
$62	$66	$28	$24	$24	$82

Total rental expense was $65 million for 2006, $67 million for 2005 and $54 million for 2004.

A reconciliation of the changes in the product warranty liability for the year ended December 31 follows (in millions):

	2006	2005
Balance at January 1	**$27**	$ 42
Adjustments for warranties issued for current year sales	**$ 7**	$ 5
Adjustments for warranties related to prior year sales	**$ (6)**	$ (6)
Foreign currency translation		$ (1)
Settlements made during the current year	**$ (2)**	$ (13)
Balance at December 31	**$26**	$ 27

Corning is a defendant in various lawsuits, including environmental, product-related suits, the Dow Corning and PCC matters discussed in Note 8 (Investments), and is subject to various claims which arise in the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Corning's consolidated financial position, liquidity, or results of operations.

We have been named by the Environmental Protection Agency under the Superfund Act, or by state governments under similar state laws, as a potentially responsible party for 18 active hazardous waste sites. Under the Superfund Act, all parties who may have contributed any waste to a hazardous waste site, identified by such Agency, are jointly and severally liable for the cost of cleanup unless the Agency agrees otherwise. It is our policy to accrue for the estimated liability related to Superfund sites and other environmental liabilities related to property owned and operated by us based on expert analysis and continual monitoring by both internal and external consultants. At December 31, 2006 and 2005, we had accrued approximately $16 million (undiscounted) and $13 million (undiscounted), respectively, for the estimated liability for environmental cleanup and related litigation. Based upon the information developed to date, we believe that the accrued amount is a reasonable estimate of our liability and that the risk of an additional loss in an amount materially higher than that accrued is remote.

14. Commitments, Contingencies, and Guarantees (continued)

The ability of certain subsidiaries and affiliated companies to transfer funds is limited by provisions of foreign government regulations, affiliate agreements and certain loan agreements. At December 31, 2006, the amount of equity subject to such restrictions for consolidated subsidiaries totaled $151 million. While this amount is legally restricted, it does not result in operational difficulties since we have generally permitted subsidiaries to retain a majority of equity to support their growth programs.

15. Hedging Activities

We operate and conduct business in many foreign countries and as a result are exposed to movements in foreign currency exchange rates. Our exposure to exchange rate effects includes:

- exchange rate movements on financial instruments and transactions denominated in foreign currencies that impact earnings, and
- exchange rate movements upon translation of net assets in foreign subsidiaries for which the functional currency is not the U.S. dollar that impact our net equity.

Our most significant foreign currency exposures relate to Japan, Korea, Taiwan, and western European countries. We selectively enter into foreign exchange forward and option contracts with durations generally 15 months or less to hedge our exposure to exchange rate risk on foreign source income and purchases. The hedges are scheduled to mature coincident with the timing of the underlying foreign currency commitments and transactions. The objective of these contracts is to neutralize the impact of exchange rate movements on our operating results.

We engage in foreign currency hedging activities to reduce the risk that changes in exchange rates will adversely affect the eventual net cash flows resulting from the sale of products to foreign customers and purchases from foreign suppliers. The hedge contracts reduce the exposure to fluctuations in exchange rate movements because the gains and losses associated with foreign currency balances and transactions are generally offset with gains and losses of the hedge contracts. Because the impact of movements in foreign exchange rates on the value of hedge contracts offsets the related impact on the underlying items being hedged, these financial instruments help alleviate the risk that might otherwise result from currency exchange rate fluctuations.

The following table summarizes the notional amounts and respective fair values of Corning's derivative financial instruments, which mature at varying dates, at December 31, 2006 (in millions):

	Notional Amount	Fair Value
Foreign exchange forward contracts	$945	$30
Foreign exchange option contracts	$450	$ 9

The forward and option contracts we use in managing our foreign currency exposures contain an element of risk in that the counterparties may be unable to meet the terms of the agreements. However, we minimize this risk by limiting the counterparties to a diverse group of highly-rated major domestic and international financial institutions with which we have other financial relationships. We are exposed to potential losses in the event of non-performance by these counterparties; however, we do not expect to record any losses as a result of counterparty default. We do not require and are not required to place collateral for these financial instruments.

In the second quarter of 2005, Corning began using derivative instruments (forwards) to limit the exposure to foreign currency fluctuations associated with certain monetary assets and liabilities. These derivative instruments are not designated as hedging instruments for accounting purposes and, as such, are referred to as undesignated hedges. Changes in the fair value of undesignated hedges are recorded in current period earnings in the other income, net component, along with the foreign currency gains and losses arising from the underlying monetary assets or liabilities in the consolidated statement of operations. At December 31, 2006, the notional amount of the undesignated derivatives was $836 million.

2006 Financials

15. Hedging Activities (continued)

Cash Flow Hedges

Corning has cash flow hedges that are comprised of foreign exchange forward and option contracts. The critical terms of each cash flow hedge are identical to the critical terms of the hedged item. Therefore, Corning utilizes the critical terms test under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), and the presumption is that there is no hedge ineffectiveness as long as the critical terms of the hedge and the hedged item do not change. During the third quarter of 2006, Corning determined that 2,174 million Japanese yen (19.6 million U.S. dollar equivalent) of anticipated sales transactions would not occur as originally specified. The hedges on these anticipated sales transactions were considered to be ineffective as the critical terms of the hedges and hedged items no longer matched. These derivative financial instruments were de-designated as cash flow hedges, and the gain was recorded immediately in other income, net, in the consolidated statement of operations. The notional amount of the hedges that were de-designated was $19.6 million; a corresponding gain of $0.9 million resulted from this ineffectiveness.

Corning defers net gains and losses from cash flow hedges into accumulated other comprehensive income on the consolidated balance sheet until such time as the hedged item impacts earnings. At that time, Corning reclassifies net gains and losses from cash flow hedges into the same line item of the consolidated statement of operations as where the effects of the hedged item are recorded, typically sales, cost of sales, or royalty income. Amounts are reclassified from accumulated other comprehensive income when the underlying hedged item impacts earnings. At December 31, 2006, the amount of net gains expected to be reclassified into earnings within the next 12 months is $14 million.

Fair Value Hedges

Corning records net gains and losses from fair value hedges into the same line item of the consolidated statement of operations as where the effects of the hedged item are recorded. There were no outstanding fair value hedges in 2006 or 2005.

Net Investment in Foreign Operations

We have issued foreign currency denominated debt that has been designated as a hedge of the net investment in a foreign operation. The effective portion of the changes in fair value of the debt is reflected as a component of other accumulated comprehensive income (loss) as part of the foreign currency translation adjustment. Net losses related to this investment included in the cumulative translation adjustment at December 31, 2006 and 2005, were $139 million and $107 million, respectively.

16. Shareholders' Equity

The following table presents changes in capital stock for the period from January 1, 2004 to December 31, 2006 (in millions):

	Series C Preferred Stock		Common Stock		Treasury Stock	
	Shares	Par Value	Shares	Par Value	Shares	Cost
Balance at December 31, 2003	1	$ 85	1,401	$701	(58)	$ (574)
Conversion of preferred stock		(21)	11	5		
Shares issued to benefit plans					4	36
Shares issued in debt retirement					38	379
Other			12	6		(3)
Balance at December 31, 2004	1	$ 64	1,424	$712	(16)	$ (162)
Shares issued in equity offerings			20	10		
Conversion of preferred stock	(1)	(64)	32	16		
Shares issued to benefit plans and for option exercises			39	20		1
Shares issued in debt retirement			37	18		
Other						(7)
Balance at December 31, 2005			1,552	$776	(16)	$ (168)
Shares issued in equity offerings						
Conversion of preferred stock						
Shares issued to benefit plans and for option exercises			30	15		(11)
Shares issued in debt retirement						
Other					(1)	(22)
Balance at December 31, 2006			**1,582**	**$791**	**(17)**	**$ (201)**

Preferred Stock

We have designated 2.4 million shares as Series A Junior Participating Preferred Stock for which no shares have been issued. In June 1996, the Board of Directors approved the renewal of the Preferred Share Purchase Right Plan, which entitles shareholders to purchase 0.01 of a share of Series A Junior Participating Preferred Stock upon the occurrence of certain events. In addition, the rights entitle shareholders to purchase shares of common stock at a 50% discount in the event a person or group acquires 20% or more of our outstanding common stock. The preferred share purchase rights became effective July 15, 1996 and expired July 15, 2006.

In 2002, Corning issued 5.75 million shares of 7.00% Series C Mandatory Convertible Preferred Stock. On the mandatory conversion date of August 15, 2005, the remaining outstanding shares were converted into Corning common stock at a conversion rate of 50,813 shares of common stock for each preferred share. Upon conversion of the preferred shares, we issued 31 million shares of Corning common stock resulting in an increase to equity of $62 million. The Series C mandatory convertible preferred stock had a liquidation preference of $100 per share, plus accrued and unpaid dividends. At December 31, 2006 and 2005, there were no outstanding shares of Series C Mandatory Convertible Preferred Stock.

2006 Financials

16. Shareholders' Equity (continued)

Accumulated Other Comprehensive Income (Loss)

A summary of the components of other comprehensive income (loss), including our proportionate share of equity method investee's other comprehensive income (loss), is as follows (in millions):

	Foreign currency translation adjustment	Minimum pension liability adjustment and adoption of SFAS 158	Net unrealized gains (losses) on investments	Net unrealized gains (losses) on cash flow hedges	Accumulated other comprehensive income (loss)
Balance at December 31, 2003	$ 252	$(147)	$ 3	$ (6)	$ 102
Foreign currency translation adjustment (2)	178				178
Minimum pension liability adjustment (1)(2)		(126)			(126)
Net unrealized gain on investments (2)			8		8
Unrealized derivative loss on cash flow hedges (2)				(19)	(19)
Reclassification adjustments on cash flow hedges (2)				13	13
Balance at December 31, 2004	$ 430	$(273)	$ 11	$ (12)	$ 156
Foreign currency translation adjustment (2)	(255)				(255)
Minimum pension liability adjustment (1)(4)		246			246
Net unrealized loss on investments (3)			(13)		(13)
Unrealized derivative gain on cash flow hedges (2)				23	23
Reclassification adjustments on cash flow hedges (2)				21	21
Balance at December 31, 2005	$ 175	$ (27)	$ (2)	$ 32	$ 178
Foreign currency translation adjustment (2)	203				203
Minimum pension liability adjustment (1)(4)		37			37
Net unrealized gain on investments			2		2
Unrealized derivative gain on cash flow hedges (2)				8	8
Adoption of SFAS 158 (1)(5)		(763)			(763)
Reclassification adjustments on cash flow hedges (2)				(25)	(25)
Balance at December 31, 2006	**$ 378**	**$(753)**	**$ 0**	**$ 15**	**$(360)**

(1) Includes adjustments from Dow Corning.

(2) Zero tax effect for 2004,2005 and 2006. Refer to Note 7 (Income Taxes) for an explanation of Corning's tax paying position.

(3) Net of tax effect of $2 million in 2005.

(4) Net of tax effect of $6 million and $84 million for years 2006 and 2005, respectively.

(5) Net of tax effect of $10 million in 2006.

17. Earnings (Loss) Per Common Share

Basic earnings (loss) per common share is computed by dividing income (loss) attributable to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per common share assumes the issuance of common shares for all potentially dilutive securities outstanding. Since we reported a loss from continuing operations in 2004, the diluted loss per common share is the same as the basic loss per common share, as any potentially dilutive securities would reduce the loss per common share from continuing operations.

17. Earnings (Loss) Per Common Share (continued)

The reconciliation of the amounts used to compute basic and diluted loss per common share from continuing operations follows (in millions, except per share amounts):

	For the years ended December 31,								
	2006			2005			2004		
	Income	Weighted-Average Shares	Per Share Amount	Income	Weighted-Average Shares	Per Share Amount	Loss	Weighted-Average Shares	Per Share Amount
Basic earnings (loss) per common share	**$1,855**	**1,550**	**$1.20**	$585	1,464	$0.40	$(2,251)	1,386	$(1.62)
Effect of dilutive securities:									
Stock compensation awards		**44**			41				
7% mandatory convertible preferred stock (1)					20				
3.5% convertible debentures				3	10				
Diluted Earnings (Loss) Per Common Share	**$1,855**	**1,594**	**$1.16**	$588	1,535	$0.38	$(2,251)	1,386	$(1.62)

(1) On the mandatory conversion date of August 16, 2005, the remaining shares of our 7.00% Series C Mandatory Convertible Preferred Stock were converted into Corning common stock at a conversion rate of 50,813 shares of common stock for each preferred share. Upon conversion of the preferred shares, we issued 31 million shares of Corning common stock resulting in an increase to equity of $62 million.

The following potential common shares were excluded from the calculation of diluted earnings/loss per common share due to their anti-dilutive effect or, in the case of stock options, because their exercise price was greater than the average market price for the periods presented (in millions):

	For the years ended December 31,		
	2006	2005	2004
Potential common shares excluded from the calculation of diluted earnings (loss) per share:			
Stock options			34
7% mandatory convertible preferred stock (1)			36
3.5% convertible debentures			41
4.875% convertible notes (2)		4	6
Zero coupon convertible debentures		2	3
Total		6	120
Stock options excluded from the calculation of diluted earnings (loss) per share because the exercise price was greater than the average market price of the common shares	**29**	47	59

(1) On the mandatory conversion date of August 16, 2005, the remaining shares of our 7.00% Series C Mandatory Convertible Preferred Stock were converted into Corning common stock at a conversion rate of 50,813 shares of common stock for each preferred share. Upon conversion of the preferred shares, we issued 31 million shares of Corning common stock resulting in an increase to equity of $62 million.

17. Earnings (Loss) Per Common Share (continued)

(2) In the third quarter of 2005, substantially all holders of our $96 million outstanding Oak 4 7/8% subordinated notes elected to convert their notes into Corning common stock. The conversion ratio was 64.41381 shares of Corning common stock for each $1,000 principal amount of notes. Upon the conversion of these notes, we issued 6 million shares of Corning common stock resulting in an increase to equity of $95 million.

18. Share-based Compensation

Stock Compensation Plans

Corning's share-based compensation programs include the following: employee stock options, time-based restricted stock, performance-based restricted stock, and the Worldwide Employee Stock Purchase Plan (WESPP). At December 31, 2006, our stock compensation programs were in accordance with the 2005 Employee Equity Participation Program and the 2003 Equity Plan for Non-Employee Directors Program. Any ungranted shares from prior years will be available for grant in the current year. Any remaining shares available for grant, but not yet granted, will be carried over and used in the following year. At December 31, 2006, there were approximately 100 million shares available for grant.

On January 1, 2006, the Company adopted SFAS 123(R). SFAS 123(R) requires the measurement and recognition of compensation cost for all share-based payment awards made to employees and directors, including grants of employee stock options and employee stock purchases related to the WESPP, based on estimated fair values. Prior to the adoption of SFAS 123(R), the Company accounted for share-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under SFAS 123. Under the intrinsic value method, no share-based compensation cost related to stock options had been recognized in the Company's Consolidated Statements of Operations, because the exercise price was at least equal to the market value of the common stock on the grant date. As a result, the recognition of share-based compensation cost was generally limited to the expense attributed to restricted stock awards and stock option modifications. SFAS 123(R) is a revision of SFAS 123 and supercedes APB 25.

The Company elected to use the modified prospective transition method upon adoption of SFAS 123(R), which requires the application of the accounting standard as of January 1, 2006, the first day of the Company's fiscal year 2006. In accordance with the modified prospective transition method, the Company's Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R).

For share-based payment grants on or after December 1, 2005, the Company estimated the fair value of such grants using a lattice-based option valuation model. Prior to December 1, 2005, the Company estimated the fair value of share-based payment awards using the Black-Scholes option pricing model. Prior to January 1, 2006, these fair values were utilized in developing the Company's pro forma disclosure information required under SFAS 123.

Under SFAS 123(R), for share-based payment awards granted subsequent to January 1, 2006, the fair value of awards that are expected to ultimately vest is recognized as expense over the requisite service periods. SFAS 123(R) requires forfeitures to be estimated at the time of the grant in order to estimate the amount of share-based payment awards that will ultimately vest. Forfeiture rates are based on historical rates. The estimated forfeiture rate will be adjusted if actual forfeitures differ from the original estimates. The effect of any change in estimated forfeitures would be recognized through a cumulative catch-up adjustment that would be included in compensation cost in the period of the change in estimate. For share-based payment awards granted prior to January 1, 2006, the Company will recognize the remaining unvested SFAS 123 pro forma expense according to their remaining vesting conditions.

18. Share-based Compensation (continued)

Share-based compensation cost recognized under SFAS 123(R) for the year ended December 31, 2006, was $81 million and included (1) employee stock options, (2) time-based restricted stock, (3) performance-based restricted stock, and (4) the WESPP. Share-based compensation recognized under APB 25 for the years ended December 31, 2005 and 2004 was $37 million and $11 million, respectively and included (1) time-based restricted stock and (2) performance-based restricted stock. Compensation cost of $127 million was included in operating activities on the Company's Consolidated Statements of Cash Flows for the year ended December 31, 2006, of which $81 million is attributed to the effect of the change from applying the original provisions of SFAS 123 to the adoption of SFAS 123(R). No tax benefits were attributed to the share-based compensation cost because a valuation allowance was maintained for substantially all net deferred tax assets.

On November 10, 2005, the FASB issued FASB Staff Position (FSP) No. SFAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." This FSP provides an elective alternative transition method related to accounting for the tax effects of share-based payments to employees which is different from the transition method prescribed by SFAS 123R. The alternative method includes simplified methods to establish the beginning balance of additional paid-in capital related to the tax effects of employee share-based compensation (the APIC pool), and to determine the subsequent impact on the APIC pool and the company's consolidated statements of cash flows of the tax effects of employee share-based compensation awards that were outstanding upon adoption of SFAS 123(R). Corning has elected to adopt the alternative transition method provided in this FSP for calculating the tax effects of share-based compensation pursuant to SFAS 123(R).

The following table illustrates the effect of the change from applying the original provisions of SFAS 123 to the adoption of SFAS 123(R) on 2006 income from continuing operations and earnings per share (in millions, except per share amounts):

	Year ended December 31, 2006
Income from continuing operations before income taxes	$ 81
Income from continuing operations	$ 81
Net income available to common stockholders	$ 81
Earnings per Common Share – Basic:	
Income from continuing operations	$ 0.05
Net income	$ 0.05
Earnings per Common Share – Diluted:	
Income from continuing operations	$ 0.05
Net income	$ 0.05

2006 Financials

2006 Financials

18. Share-based Compensation (continued)

The following table illustrates the effect on 2005 and 2004 net income (loss) and earnings (loss) per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." This standard preceded SFAS 123(R) and required different measurement criteria (in millions, except per share amounts):

	Years ended December 31,	
	2005	2004
Net income (loss), as reported	$ 585	$ (2,231)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	37	11
Deduct: Total stock-based compensation expense determined under the fair value based method, net of related tax effects	(68)	(168)
Net income (loss), pro forma	$ 554	$ (2,388)
Earnings (loss) per Common Share – Basic:		
As reported	$ 0.40	$ (1.61)
Pro forma	$ 0.38	$ (1.72)
Earnings (loss) per Common Share – Diluted:		
As reported	$ 0.38	$ (1.61)
Pro forma	$ 0.36	$ (1.72)

On December 1, 2004, Corning's Compensation Committee of the Board of Directors considered and adopted a proposal that accelerated the vesting of all unvested underwater options held by active employees. Unvested underwater options were defined as options granted prior to December 1, 2004, with a grant price greater than $12.70. Approximately 7 million stock options, or 5 percent of Corning's outstanding stock options, were accelerated. This action was one of a series of actions taken to manage Corning's anticipated future compensation cost for all forms of equity incentives within an acceptable range once SFAS 123(R) was adopted. Other actions included reducing the use of stock options for all employees, increasing the use of performance shares in the executive plan, and reviewing the cost considerations of the global employee share purchase program. As a result of the accelerated vesting, the 2004 "stock-based compensation expense determined under the fair value based method, net of related tax effects" amount above includes $13 million of incremental expense relating to these accelerated options.

Stock Options

Our stock option plans provide non-qualified and incentive stock options to purchase authorized but unissued or treasury shares at the market price on the grant date and generally become exercisable in installments from one to five years from the grant date. The maximum term of non-qualified and incentive stock options is 10 years from the grant date.

18. Share-based Compensation (continued)

The following table summarizes information concerning options outstanding including the related transactions under the options plans for the year ended December 31, 2006:

	Number of Shares (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term in Years	Aggregate Intrinsic Value (in thousands)
Options Outstanding as of December 31, 2005	120,504	$21.67		
Granted	7,748	$24.43		
Exercised	(28,891)	$10.87		
Forfeited and Expired	(3,631)	$47.52		
Options Outstanding as of December 31, 2006	95,730	$24.19	5.78	$570,846
Options Exercisable as of December 31, 2006	78,006	$26.04	5.21	$479,631

The aggregate intrinsic value (market value of stock less option exercise price) in the preceding table represents the total pretax intrinsic value, based on the Company's closing stock price on December 29, 2006, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options exercisable on December 31, 2006, was approximately 48 million.

The weighted-average grant-date fair value for options granted for the years ended December 31, 2006, 2005, and 2004 was $9.42, $6.18, and $4.99, respectively. The total fair value of options that vested during the years ended December 31, 2006, 2005, and 2004 was approximately $74 million, $72 million, and $333 million, respectively. Compensation cost related to stock options for the year ended December 31, 2006, was approximately $76 million, and there was zero cost for years ended December 31, 2005 and 2004, respectively.

As of December 31, 2006, there was approximately $47 million of unrecognized compensation cost related to stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of 1.35 years.

Proceeds received from the exercise of stock options were $303 million for the year ended December 31, 2006, which was included in financing activities on the Company's Consolidated Statements of Cash Flows. The total intrinsic value of options exercised for the years ended December 31, 2006, 2005, and 2004 was approximately $374 million, $216 million, and $49 million, respectively, which is currently deductible for tax purposes. However, these tax benefits were not realized due to net operating loss carryforwards available to the Company. Refer to Note 7 (Income Taxes) to the consolidated financial statements.

For stock options granted prior to January 1, 2006, Corning specified that the employee will continue to vest in the award after retirement without providing any additional services. Corning accounted for this type of arrangement by recognizing compensation cost on a pro forma disclosure basis over the requisite vesting period (the "stated vesting period approach"). For time-based and performance-based restricted stock granted prior to January 1, 2006, Corning specified that the employee will vest in the award after retirement without providing any additional services. Corning accounted for this type of arrangement by recognizing compensation cost over the nominal vesting period and, if the employee retires before the end of the vesting period, recognizing any remaining unrecognized compensation cost at the date of retirement (the "nominal vesting period approach"). SFAS 123(R) specifies that an award is vested when the employee's retention of the award is no longer contingent on providing subsequent service (the "non-substantive vesting period approach"). That would be the case for Corning awards that vest when employees retire and are granted to retirement eligible employees. Effective January 1, 2006, related compensation cost must be recognized immediately for awards granted to retirement eligible employees or over the period from the grant date to the date retirement eligibility is achieved, if that is expected to occur during

18. Share-based Compensation (continued)

the stated or nominal vesting period. For those share-based awards granted during the year ended December 31, 2006, Corning recognized approximately $11 million in additional compensation cost in applying the non-substantive vesting period approach versus the stated and nominal period approaches.

For stock options granted prior to December 1, 2005, the fair value of stock options was estimated using the Black-Scholes option-pricing model. The following are weighted-average inputs for the Black-Scholes option-pricing model used for grants under our stock plans through November 2005 and in 2004, respectively:

	2005	2004
Expected life in years	4	4
Risk free interest rate	3.8%	3.4%
Expected volatility	50%	50%
Expected dividends	0	0

During 2004, Corning updated its analysis of the historical stock exercise behavior of its employees, among other relevant factors, and determined that the best estimate of the stock options' expected term granted in 2004 was 4 years, compared to our previous expected term estimate of 5 years. Additionally, Corning used a 10-year mean reversion analysis, as allowed by SFAS 123, to determine the volatility assumption also used to estimate the fair value of options granted in 2004. Prior to 2004, Corning used historical trailing volatility for a period equal to the expected term of our stock options. Corning believes a mean reversion analysis provides a better estimate of future volatility expectations.

The lattice-based valuation model, used to estimate the fair values of option and restricted stock grants after November 30, 2005, incorporates the assumptions (including ranges of assumptions) noted in the table below. Expected volatility is based on the blended short-term volatility (the arithmetic average of the implied volatility and the short-term historical volatility), long-term historical volatility of Corning's stock, and other factors.

Corning also uses historical data to estimate future option exercise and employee termination within the valuation model. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected time to exercise of options granted is derived using a regression model and represents the period of time that options granted are expected to be outstanding. The range given below results from certain groups of employees exhibiting different behavior. The risk-free rates used in the lattice model are derived from the U.S. Treasury yield curve in effect from the grant date to the option's expiration date. Since period-by-period calculations are employed in the lattice model, Corning uses risk-free rates that apply from one period to the next, generally quarter to quarter. Such rates are typically referred to as "forward" rates. Being essentially marginal rates, forward rates both vary during the contractual term of the option and exhibit greater variation than the yield curve from which they are derived.

The following inputs for the lattice-based valuation model were used for option grants under our Stock Option Plans since December 2005:

	2006	2005
Expected volatility	36-54%	37-53%
Weighted-average volatility	50-53%	49%
Expected dividends	0	0
Risk-free rate	0.4-11.2%	1.0-9.7%
Average risk-free rate	4.6-5.3%	4.7%
Expected time to exercise (in years)	2.6-6.5	2.5-3.6
Pre-vesting departure rate	1.5-2.4%	3%
Post vesting departure rate	3.8-7.1%	10-16%

18. Share-based Compensation (continued)

Incentive Stock Plans

The Corning Incentive Stock Plan permits stock grants, either determined by specific performance goals or issued directly, in most instances, subject to the possibility of forfeiture and without cash consideration. Shares under the Incentive Stock Plan are generally granted at-the-money, contingently vest over a period of 1 to 10 years, and have contractual lives of 1 to 10 years.

The fair value of each restricted stock grant under the Incentive Stock Plans was estimated on the date of grant for performance based grants assuming that performance goals will be achieved. The expected term for grants under the Incentive Stock Plans is 1 to 10 years.

Time-Based Restricted Stock:

Time-based restricted stock is issued by the Company on a discretionary basis, and is payable in shares of the Company's common stock upon vesting. The fair value is based on the market price of the Company's stock on the grant date. Compensation cost is recognized over the requisite vesting period and adjusted for actual forfeitures before vesting.

The following table represents a summary of the status of the Company's nonvested time-based restricted stock as of December 31, 2005, and changes during the year ended December 31, 2006:

Nonvested shares	Shares (000's)	Weighted-Average Grant-Date Fair Value
Nonvested shares at December 31, 2005	861	$11.86
Granted	192	24.07
Vested	(212)	10.54
Forfeited	(24)	18.41
Nonvested shares at December 31, 2006	817	$14.88

As of December 31, 2006, there was approximately $5 million of unrecognized compensation cost related to nonvested time-based restricted stock compensation arrangements granted under the Plan. The cost is expected to be recognized over a weighted-average period of 2.93 years. The total fair value of time-based restricted stock that vested during the years ended December 31, 2006, 2005, and 2004 was approximately $2 million, $3 million, and $2 million, respectively. Compensation cost related to time-based restricted stock was approximately $3 million, $2 million, and $2 million for the years ended December 31, 2006, 2005, and 2004, respectively.

Performance-Based Restricted Stock:

Performance-based restricted stock is earned upon the achievement of certain targets, and is payable in shares of the Company's common stock upon vesting typically over a three-year period. The fair value is based on the market price of the Company's stock on the grant date and assumes that the target payout level will be achieved. Compensation cost is recognized over the requisite vesting period and adjusted for actual forfeitures before vesting. During the performance period, compensation cost may be adjusted based on changes in the expected outcome of the performance-related target.

18. Share-based Compensation (continued)

The following table represents a summary of the status of the Company's nonvested performance-based restricted stock units as of December 31, 2005, and changes during the year ended December 31, 2006:

Nonvested shares	Shares (000's)	Weighted-Average Grant-Date Fair Value
Nonvested shares at December 31, 2005	6,718	$14.33
Granted	2,922	17.79
Vested	(765)	12.08
Forfeited	(146)	13.95
Nonvested shares at December 31, 2006	8,729	$15.70

As of December 31, 2006, there was approximately $87 million of unrecognized compensation cost related to nonvested performance-based restricted stock compensation arrangements granted under the Plan. The cost is expected to be recognized over a weighted-average period of 2.25 years. The total fair value of performance-based restricted stock that vested during the year ended December 31, 2006, was approximately $9 million, and no performance-based restricted stock vested during years ended December 31, 2005 and 2004, respectively. Compensation cost related to performance-based restricted stock was approximately $43 million, $35 million, and $9 million for the years ended December 31, 2006, 2005, and 2004, respectively.

Worldwide Employee Stock Purchase Plan

In addition to the Stock Option Plan and Incentive Stock Plans, we have a Worldwide Employee Share Purchase Plan (WESPP). Under the WESPP, substantially all employees can elect to have up to 10% of their annual wages withheld to purchase our common stock. The purchase price of the stock was 85% of the lower of the beginning-of-quarter or end-of-quarter closing market price through September 30, 2006. Effective October 1, 2006, the purchase price of the stock is 85% of the end-of-quarter closing market price. For the year ended December 31, 2006, approximately $5 million of compensation cost related to the WESPP was recorded, and there was zero expense for years ended December 31, 2005 and 2004, respectively. For the year ended December 31, 2006, approximately 1.0 million shares were purchased by employees.

19. Operating Segments

Corning conducts its worldwide operations through operating segments, which are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Our Chief Operating Decision Making group (CODM) is comprised of the president and chief executive officer, vice chairman and chief financial officer, chief operating officer, executive vice president-chief administrative officer, executive vice president-chief technology officer, and senior vice president and operations chief of staff.

We prepared the financial results for our reportable segments on a basis that is consistent with the manner in which we internally disaggregate financial information to assist in making internal operating decisions. We include the earnings of equity affiliates that are closely associated with our operating segments in the respective segment's net income. Segment net income may not be consistent with measures used by other companies. The accounting policies of our reportable segments are the same as those applied in the consolidated financial statements. Revenue attributed to geographic areas is based on the location of the customer.

19. Operating Segments (continued)

On January 1, 2006, Corning changed its measurement of segment profit or loss for the following items:

- We removed the net impact of financing costs, such as interest expense on debt instruments and interest costs associated with benefit plans, from reportable segments and included these amounts in Corporate unallocated expense.
- We changed the allocation method for taxes to more closely reflect the company's current tax position.
- We removed the impact of non-cash stock compensation expense from reportable segments and included this amount in Corporate unallocated expense.
- We removed the allocation of exploratory research, development and engineering expense from the reportable segments and included these amounts in Corporate unallocated expense.
- We changed certain other expense allocation methods for Corporate functions.

Our reportable operating segments follow:

- Display Technologies - manufactures liquid crystal display glass for flat panel displays;
- Telecommunications - manufactures optical fiber and cable and hardware and equipment components for the telecommunications industry;
- Environmental Technologies - manufactures ceramic substrates and filters for automobile and diesel applications; and
- Life Sciences - manufactures glass and plastic consumables for scientific applications.

The Environmental Technologies reportable segment is an aggregation of our Automotive and Diesel operating segments, as these two segments share similar economic characteristics, products, customer types, production processes and distribution methods.

All other operating segments that do not meet the quantitative threshold for separate reporting have been grouped as "Other Segments."

The following provides historical segment information that has been revised to reflect the changes to segment performance measurement as described above.

19. Operating Segments (continued)

Segment Information (in millions)

	Display Technologies	Telecom-munications	Environmental Technologies	Life Sciences	Other Segments	Total
For the year ended December 31, 2006						
Net sales	$ 2,133	$ 1,729	$ 615	$ 287	$ 410	$ 5,174
Depreciation (1)	$ 276	$ 157	$ 80	$ 20	$ 37	$ 570
Amortization of purchased intangibles		$ 11				$ 11
Research, development and engineering expenses (2)	$ 126	$ 82	$ 121	$ 49	$ 36	$ 414
Restructuring, impairment and other charges and (credits) (before-tax and minority interest) (3)		$ 44		$ 6	$ 6	$ 56
Income tax provision	$ (117)	$ (27)	$ (5)	$ 1	$ (3)	$ (151)
Earnings (loss) before minority interest and equity earnings (loss) (4)	$ 1,052	$ 9	$ 8	$ (17)	$ 12	$ 1,064
Minority interests		$ (7)			$ (4)	$ (11)
Equity in earnings (loss) of affiliated companies (6)	$ 565	$ 5	$ (1)		$ 39	$ 608
Net income (loss)	$ 1,617	$ 7	$ 7	$ (17)	$ 47	$ 1,661
Investment in affiliated companies, at equity	$ 1,382	$ 17	$ 30		$ 328	$ 1,757
Segment assets (7)	$ 4,752	$ 1,153	$ 844	$ 143	$ 640	$ 7,532
Capital expenditures	$ 829	$ 67	$ 146	$ 21	$ 22	$ 1,085
For the year ended December 31, 2005						
Net sales	$ 1,742	$ 1,623	$ 580	$ 282	$ 352	$ 4,579
Depreciation (1)	$ 185	$ 180	$ 70	$ 20	$ 35	$ 490
Amortization of purchased intangibles		$ 13				$ 13
Research, development and engineering expenses (2)	$ 107	$ 76	$ 102	$ 40	$ 28	$ 353
Restructuring, impairment and other charges and (credits) (before-tax and minority interest) (3)		$ (47)			$ (16)	$ (63)
Income tax provision	$ (122)	$ (15)	$ (5)	$ (2)	$ (3)	$ (147)
Earnings (loss) before minority interest and equity earnings (loss) (4)	$ 823	$ 61	$ 15	$ (4)	$ 19	$ 914
Minority interests		$ 2			$ (9)	$ (7)
Equity in earnings (loss) of affiliated companies (6)	$ 416	$ 5			$ (76)	$ 345
Net income (loss)	$ 1,239	$ 68	$ 15	$ (4)	$ (66)	$ 1,252
Investment in affiliated companies, at equity	$ 860	$ 11	$ 31		$ 296	$ 1,198
Segment assets (7)	$ 3,626	$ 1,153	$ 726	$ 137	$ 573	$ 6,215
Capital expenditures	$ 1,250	$ 43	$ 171	$ 17	$ 25	$ 1,506
For the year ended December 31, 2004						
Net sales	$ 1,113	$ 1,539	$ 548	$ 304	$ 350	$ 3,854
Depreciation (1)	$ 129	$ 209	$ 63	$ 20	$ 51	$ 472
Amortization of purchased intangibles		$ 37				$ 37
Research, development and engineering expenses (2)	$ 70	$ 69	$ 76	$ 27	$ 32	$ 274
Restructuring, impairment and other charges and (credits) (before-tax and minority interest) (3)		$ 1,798			$ (6)	$ 1,792
Income tax (provision) benefit	$ (71)	$ (25)	$ (40)	$ (30)	$ 12	$ (154)
Earnings (loss) before minority interest and equity earnings (loss) (4)	$ 429	$ (1,843)	$ 20	$ 16	$ (23)	$ (1,401)
Minority interests (5)		$ 2			$ (18)	$ (16)
Equity in earnings (loss) of affiliated companies (6)	$ 288	$ (33)	$ 1		$ 72	$ 328
Income (loss) from continuing operations	$ 717	$ (1,874)	$ 21	$ 16	$ 30	$ (1,090)
Discontinued operations					$ 20	$ 20
Net income (loss)	$ 717	$ (1,874)	$ 21	$ 16	$ 50	$ (1,070)
Investment in affiliated companies, at equity	$ 582	$ 23	$ 31		$ 441	$ 1,077
Segment assets (7)	$ 2,470	$ 1,341	$ 587	$ 123	$ 724	$ 5,245
Capital expenditures	$ 640	$ 32	$ 124	$ 11	$ 26	$ 833

19. Operating Segments (continued)

(1) Depreciation expense for Corning's reportable segments includes an allocation of depreciation of corporate property not specifically identifiable to a segment.

(2) Research, development, and engineering expenses includes direct project spending which is identifiable to a segment.

(3) In 2006, restructuring, impairment and other charges and (credits) includes a charge of $44 million for certain assets in our Telecommunications segment. In 2005, restructuring, impairment and other charges and (credits) includes a gain of $84 million for the reversal of the cumulative translation account of a wholly-owned subsidiary that was substantially liquidated. Amounts for 2005, also include a charge of $28 million for a restructuring plan in the Telecommunications segment. In 2004, restructuring, impairment and other charges and (credits) includes a charge of $1,420 million to impair our Telecommunications segment goodwill balance. Amounts for 2004 also include a charge of $350 million to impair certain fixed assets of our Telecommunications segment.

(4) Many of Corning's administrative and staff functions are performed on a centralized basis. Where practicable, Corning charges these expenses to segments based upon the extent to which each business uses a centralized function. Other staff functions, such as corporate finance, human resources and legal are allocated to segments, primarily as a percentage of sales.

(5) Minority interests included the impact of the following restructuring, impairment, and other charges (credits):

- In 2004, gains from the sale of assets of Corning Asahi Video (CAV) in excess of assumed salvage value of $17 million, and reversals of CAV severance reserves of $2 million.

(6) Equity in earnings of affiliated companies, net of impairments includes the following restructuring and impairment charges:

- In 2006, gains of $2 million related to impairments and other charges and credits for Samsung Corning is included in other Segments.
- In 2005, $106 million to reflect our share of Samsung Corning Co., Ltd.'s asset impairment charges.
- In 2004, charges of $35 million to impair equity method investments in the Telecommunications segment to their estimated fair value.

(7) Segment assets include inventory, accounts receivable, property and associated equity companies and cost investments.

For the year ended December 31, 2006, the following number of customers, which individually accounted for 10% or more of each segment's sales, represented the following concentration of segment sales:

- In the Display segment, three customers accounted for 64% of total segment sales.
- In the Telecommunications segment, two customers accounted for 25% of total segment sales.
- In the Environmental Technologies segment, three customers accounted for 72% of total segment sales.
- In the Life Sciences segment, one customer accounted for 43% of segment sales.

A significant amount of specialized manufacturing capacity for our Display Technologies segment is concentrated in Asia. It is at least reasonably possible that the use of a facility located outside of an entity's home country could be disrupted. Due to the specialized nature of the assets, it would not be possible to find replacement capacity quickly. Accordingly, loss of these facilities could produce a near-term severe impact to our display business and the Company as a whole.

19. Operating Segments (continued)

A reconciliation of reportable segment net income (loss) to consolidated net income (loss) follows (in millions):

	Years ended December 31,		
	2006	2005	2004
Net income (loss) of reportable segments	**$1,614**	$1,318	$ (1,120)
Non-reportable segments	**47**	(66)	50
Unallocated amounts:			
Net financing costs (1)	**1**	(93)	(164)
Stock-based compensation expense	**(127)**	(37)	(11)
Exploratory research	**(89)**	(77)	(68)
Corporate contributions	**(30)**	(24)	(17)
Equity in earnings of affiliated companies, net of impairments (2)	**352**	266	127
Asbestos settlement (3)	**2**	(218)	(65)
Other corporate items (4)	**85**	(484)	(963)
Net income (loss)	**$1,855**	$ 585	$ (2,231)

(1) Net financing costs include interest expense, interest income, and interest costs and investment gains associated with benefit plans.

(2) Equity in earnings of affiliated companies, net of impairments represents equity in earnings of Dow Corning Corporation which includes the following items:

- In 2006, a $33 million gain representing our share of a tax settlement relating to an IRS examination at Dow Corning.
- In 2005, a gain of $11 million which represents our share of Dow Corning's gain on the issuance of subsidiary stock.
- In 2004, charges of $21 million which represents our share of Dow Corning's charges related to restructuring actions and adjustments to interest liabilities recorded on its emergence from bankruptcy.

(3) In 2006, 2005 and 2004, the asbestos settlement includes a gain of $24 million, and charges of $197 million and $33 million, respectively, to reflect the movement in Corning's common stock price in each year and $22 million, $21 million and $32 million, respectively, to adjust the estimated fair value of the other components of the proposed asbestos settlement. See Note 8 (Investments) to the consolidated financial statements.

(4) Other corporate items include the tax impact of the unallocated amounts and the following significant items:

- In 2006, tax benefits of $83 million from the release of valuation allowances for certain foreign locations.
- In 2005, an impairment charge of $25 million for the other-than-temporary decline in our investment in Avanex below its cost basis; a loss of $16 million associated with the redemption or retirement of debt; a net $443 million charge to tax expense which included a $525 million increase to our valuation allowance against deferred tax assets resulting from our conclusion that the sale of an appreciated asset no longer met the criteria established by SFAS No. 109, "Accounting for Income Taxes" (SFAS No. 109) for a viable tax planning strategy offset by an $82 million credit to tax expense primarily related to the tax impact of eliminating the minimum pension liability associated with our domestic defined benefit plan.
- In 2004, a $992 million charge to tax expense as a result of the company's decision to provide a valuation allowance against a significant portion of its deferred tax assets and a loss of $36 million associated with the retirement of significant portion of Corning's long-term debt.

19. Operating Segments (continued)

A reconciliation of reportable segment net assets to consolidated net assets follows (in millions):

	Years ended December 31,		
	2006	2005	2004
Total assets of reportable segments	**$ 6,892**	$ 5,642	$4,521
Non-reportable segments	**640**	573	724
Unallocated amounts:			
Current assets (1)	**3,422**	2,682	2,171
Investments (2)	**765**	531	433
Property, net (3)	**794**	836	886
Other non-current assets (4)	**552**	943	1,035
Total assets	**$13,065**	$11,207	$9,770

(1) Includes current corporate assets, primarily cash, short-term investments and deferred taxes.

(2) Represents corporate investments in affiliated companies, at both cost and equity (primarily Dow Corning Corporation).

(3) Represents corporate property not specifically identifiable to an operating segment.

(4) Includes non-current corporate assets, pension assets and deferred taxes.

2006 Financials

QUARTERLY OPERATING RESULTS
(unaudited)

(In millions, except per share amounts)

2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Net sales	$1,262	$1,261	$ 1,282	$ 1,369	$5,174
Gross margin	$ 573	$ 541	$ 566	$ 603	$2,283
Restructuring, impairment and other charges	$ 6	$ 5	$ 2	$ 41	$ 54
Asbestos settlement charges (credits)	$ 185	$ (61)	$ 13	$ (139)	$ (2)
Income from continuing operations before income taxes, minority interests and equity earnings	$ 56	$ 283	$ 245	$ 377	$ 961
Benefit (provision) for income taxes	2	(24)	(33)		(55)
Minority interests	(1)	(1)	(6)	(3)	(11)
Equity in earnings of affiliated companies, net of impairments	200	256	232	272	960
Net income	$ 257	$ 514	$ 438	$ 646	$1,855
Basic earnings per common share	$ 0.17	$ 0.33	$ 0.28	$ 0.42	$ 1.20
Diluted earnings per common share	$ 0.16	$ 0.32	$ 0.27	$ 0.41	$ 1.16

2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Net sales	$1,050	$1,141	$ 1,188	$ 1,200	$4,579
Gross margin	$ 429	$ 483	$ 545	$ 527	$1,984
Restructuring, impairment and other charges and (credits)	$ 19	$ (1)	$ 28	$ (84)	$ (38)
Asbestos settlement (credits) charges	$ (12)	$ 143	$ 73	$ 14	$ 218
Income from continuing operations before income taxes, minority interests and equity earnings	$ 101	$ 38	$ 156	$ 264	$ 559
Provision for income taxes	(19)	(44)	(28)	(487)	(578)
Minority interests	(1)	(5)	(2)	1	(7)
Equity in earnings of affiliated companies, net of impairments	169	176	77	189	611
Net income (loss)	$ 250	$ 165	$ 203	$ (33)	$ 585
Basic earnings (loss) per common share	$ 0.18	$ 0.11	$ 0.14	$ (0.02)	$ 0.40
Diluted earnings (loss) per common share	$ 0.17	$ 0.11	$ 0.13	$ (0.02)	$ 0.38

CORPORATE VALUES

Corning's Values provide an unchanging moral and ethical compass that guides the actions of everyone in the company. The corporate values are: Quality, Integrity, Performance, Leadership, Innovation, Independence and The Individual.

TOTAL QUALITY

It is the policy of Corning Incorporated to achieve Total Quality through Performance Excellence. Performance Excellence is Quality in Action — Values, Execution and Improvement. This means each of us, individually and in teams, will understand, anticipate and surpass the expectations of customers and markets without error, on time, every time.

CORNING INCORPORATED ENVIRONMENTAL POLICY

Corning Incorporated is committed to protecting the environment through continuous improvement of our processes, products and services.

We achieve this by:

- Complying with and striving to meet or exceed all applicable laws, regulations, and company standards
- Maintaining Environmental Management Systems which include:
  - Assuring policy implementation
  - Establishing goals and targets
  - Conducting environmental audits and progress reviews
  - Communicating the policy
- Promoting measures to reduce the amount or impact of:
  - Air emissions
  - Water usage
  - Wastewater discharge
  - Waste disposal
  - Energy usage
- Implementing the reuse or recycling of waste materials
- Promoting environmental awareness
- Encouraging the use of environmentally friendly technologies and materials in our research, development, and engineering processes

In summary, Corning is committed to operating in an environmentally responsible manner.

CORNING INCORPORATED FOUNDATION

Corning Incorporated Foundation was established in 1952 to administer the charitable contributions of Corning Incorporated. Grants to communities in which Corning operates account for a significant portion of the Foundation's investments. Typical recipients are performing arts organizations, public school systems, libraries, hospitals and other institutions which promote the quality of life in locations where we operate. Employee giving is encouraged by the Foundation through its Matching Gifts Program. A Foundation Report of Activities is available to shareholders upon written request to Ms. Denise A. Hauselt, Secretary and Assistant General Counsel, Corning Incorporated, HQ-02-E2A14A, Corning, NY 14831.

ANNUAL MEETING

The annual meeting of shareholders will be held on Thursday, April 26, 2007, in Corning, NY. A formal notice of the meeting together with a proxy statement will be mailed to shareholders on or about March 13, 2007. The proxy statement can also be accessed electronically through the Investor Relations category of the Corning home page on the Internet at www.corning.com. A summary report of the proceedings at the annual meeting will be available without charge upon written request to Ms. Denise A. Hauselt, Secretary and Assistant General Counsel, Corning Incorporated, HQ-E2-10, Corning, NY 14831.

ADDITIONAL INFORMATION

A copy of Corning's 2006 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge to shareholders upon written request to Ms. Denise A. Hauselt, Secretary and Assistant General Counsel, Corning Incorporated, HQ-E2-10, Corning, NY 14831. The Annual Report, proxy statement, Form 10-K, Form 10-Q and other information can also be accessed electronically through the Investor Relations category of the Corning home page on the Internet at www.corning.com.

INVESTOR INFORMATION

Investment analysts and investors who need additional information may contact Mr. Kenneth C. Sofio, Division Vice President, Investor Relations, Corning Incorporated, HQ-E2-25, Corning, NY 14831; Telephone 607.974.9000

COMMON STOCK

Corning Incorporated common stock is listed on the New York Stock Exchange and the SWX Swiss Exchange. In addition, it is traded on the Boston, Midwest, Pacific and Philadelphia stock exchanges. Common stock options are traded on the Chicago Board Options Exchange. The abbreviated ticker symbol for Corning Incorporated is "GLW."

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services LLC
250 Royall Street, Mail Stop 1A
Canton, MA 02021
Telephone: 800.255.0461
Website: www.computershare.com/contactus

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
300 Madison Ave.
New York, NY 10017

EXECUTIVE CERTIFICATIONS

Corning submitted its 2006 Annual CEO Certification to NYSE on compliance with NYSE corporate governance listing standards, and filed with SEC its Sarbanes Oxley Act 302 Certifications as exhibits to its most recent Form 10-K.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The statements in this Annual Report that are not historical facts or information are forward-looking statements. These forward-looking statements involve risks and uncertainties that may cause the outcome to be materially different. Such risks and uncertainties include, but are not limited to:

— global economic and political conditions,
— tariffs, import duties and currency fluctuations,
— product demand and industry capacity,
— competitive products and pricing,
— sufficiency of manufacturing capacity and efficiencies,
— availability and costs of critical components and materials,
— new product development and commercialization,
— order activity and demand from major customers
— fluctuations in capital spending by customers
— disruptions in commercial activities due to terrorist activity, armed conflict, political instability or major health concerns,
— facility expansions and new plant start-up costs,
— effect of regulatory or legal developments,
— adequacy and availability of insurance,
— capital resource and cash flow activities,
— ability to pace capital spending to customer demand,
— credit rating and ability to obtain financing and capital,
— financial risk management,
— capital spending,
— equity company activities,
— interest costs,
— restructuring, goodwill and intangible asset impairment charges,
— acquisition and divestiture activities,
— rate of technology change,
— level of excess or obsolete inventory,
— ability to enforce patents,
— adverse litigation,
— product, materials and components performance issues,
— stock price fluctuations,
— rate of substitution by end-users purchasing LCDs,
— downturn in demand for LCD glass substrates,
— customer ability to maintain profitable operations and obtain financing to fund expansions,
— fluctuations in supply chain inventory level,
— movements in foreign exchange rates, and
— other risks detailed in Corning's SEC filings.

Neither this report nor any statement contained herein is furnished in connection with any offering of securities or for the purpose of promoting or influencing the sale of securities.

TRADEMARKS

The following trademarks of Corning Incorporated appear in this report: Corning, EAGLE XG, Epic.

Corning is an equal opportunity employer.

Printed in USA

BOARD OF DIRECTORS

JOHN SEELY BROWN
RETIRED CHIEF SCIENTIST
XEROX CORPORATION
PALO ALTO, CA
(2) (5)

ROBERT F. CUMMINGS JR.
SENIOR MANAGING DIRECTOR
GSC GROUP, INC.
NEW YORK, NY
(4) (6)

JAMES B. FLAWS
VICE CHAIRMAN
AND CHIEF FINANCIAL OFFICER
CORNING INCORPORATED
CORNING, NY
(4) (6) (7)

GORDON GUND
CHAIRMAN
AND CHIEF EXECUTIVE OFFICER
GUND INVESTMENT CORPORATION
PRINCETON, NJ
(2) (6)

JOHN M. HENNESSY
INDEPENDENT SENIOR ADVISOR
CREDIT SUISSE FIRST BOSTON
NEW YORK, NY
(4) (5)

JAMES R. HOUGHTON
CHAIRMAN OF THE BOARD
CORNING INCORPORATED
CORNING, NY
(3)

JEREMY R. KNOWLES
DEAN OF FACULTY OF
ARTS & SCIENCES
HARVARD UNIVERSITY
CAMBRIDGE, MA
(3) (6)

JAMES J. O'CONNOR
RETIRED CHAIRMAN
AND CHIEF EXECUTIVE OFFICER
UNICOM CORPORATION
CHICAGO, IL
(2) (5)

DEBORAH D. RIEMAN
RETIRED PRESIDENT
AND CHIEF EXECUTIVE OFFICER
CHECK POINT SOFTWARE
TECHNOLOGIES INCORPORATED
WOODSIDE, CA
(1) (3)

H. ONNO RUDING
RETIRED VICE CHAIRMAN
AND DIRECTOR
CITICORP AND CITIBANK, N.A.
BRUSSELS, BELGIUM
(1) (4)

EUGENE C. SIT
CHAIRMAN, CHIEF EXECUTIVE OFFICER
AND CHIEF INVESTMENT OFFICER
SIT INVESTMENT ASSOCIATES, INC.
MINNEAPOLIS, MN
(3) (6)

WILLIAM D. SMITHBURG
RETIRED CHAIRMAN, PRESIDENT
AND CHIEF EXECUTIVE OFFICER
THE QUAKER OATS COMPANY
CHICAGO, IL
(1) (2)

HANSEL E. TOOKES II
RETIRED CHAIRMAN
AND CHIEF EXECUTIVE OFFICER
RAYTHEON AIRCRAFT COMPANY
PALM BEACH GARDENS, FL
(1) (4)

PETER F. VOLANAKIS
CHIEF OPERATING OFFICER
CORNING INCORPORATED
CORNING, NY
(4) (6) (7)

PADMASREE WARRIOR
EXECUTIVE VICE PRESIDENT
AND CHIEF TECHNOLOGY OFFICER
MOTOROLA, INC.
SCHAUMBURG, IL
(3) (6)

WENDELL P. WEEKS
PRESIDENT
AND CHIEF EXECUTIVE OFFICER
CORNING INCORPORATED
CORNING, NY
(7)

CORPORATE OFFICERS

WENDELL P. WEEKS
PRESIDENT
AND CHIEF EXECUTIVE OFFICER

JAMES B. FLAWS
VICE CHAIRMAN
AND CHIEF FINANCIAL OFFICER

PETER F. VOLANAKIS
CHIEF OPERATING OFFICER

KIRK P. GREGG
EXECUTIVE VICE PRESIDENT
AND CHIEF ADMINISTRATIVE OFFICER

JOSEPH A. MILLER JR.
EXECUTIVE VICE PRESIDENT
AND CHIEF TECHNOLOGY OFFICER

PAMELA C. SCHNEIDER
SENIOR VICE PRESIDENT
AND OPERATIONS CHIEF OF STAFF

KATHERINE A. ASBECK
SENIOR VICE PRESIDENT — FINANCE

WILLIAM D. EGGERS
SENIOR VICE PRESIDENT
AND GENERAL COUNSEL

MARK S. ROGUS
SENIOR VICE PRESIDENT
AND TREASURER

DENISE A. HAUSELT
CORPORATE SECRETARY AND
ASSISTANT GENERAL COUNSEL

JANE D. POULIN
CHIEF ACCOUNTING OFFICER

TONY TRIPENY
VICE PRESIDENT AND
CORPORATE CONTROLLER

OTHER OFFICERS

LARRY AIELLO JR.
PRESIDENT
AND CHIEF EXECUTIVE OFFICER —
CORNING CABLE SYSTEMS

THOMAS APPELT
VICE PRESIDENT AND GENERAL
MANAGER — AUTOMOTIVE
TECHNOLOGIES

MARK A. BECK
VICE PRESIDENT AND GENERAL
MANAGER — LIFE SCIENCES

THOMAS E. BLUMER
VICE PRESIDENT — PROCUREMENT
AND TRANSPORTATION

ROBERT B. BROWN
EXECUTIVE VICE PRESIDENT —
CORNING ENVIRONMENTAL
TECHNOLOGIES

JAMES P. CLAPPIN
PRESIDENT — DISPLAY
TECHNOLOGIES ASIA

CHARLES R. CRAIG
VICE PRESIDENT —
SCIENCE & TECHNOLOGY
AND DIRECTOR OF
ADMINISTRATION AND OPERATIONS

ALAN T. EUSDEN
PRESIDENT — CORNING DISPLAY
TECHNOLOGIES TAIWAN

KURT R. FISCHER
SENIOR VICE PRESIDENT —
HUMAN RESOURCES

RICHARD J. FISHBURN
SENIOR VICE PRESIDENT
AND CHIEF INFORMATION OFFICER

VIVIAN L. GERNAND
VICE PRESIDENT — GLOBAL
COMMERCIAL DEVELOPMENT

MARC S. GIROUX
VICE PRESIDENT AND CHIEF
ENGINEER — MANUFACTURING
TECHNOLOGY AND ENGINEERING

VINCENT P. HATTON
SENIOR VICE PRESIDENT —
LEGAL DEPARTMENT

THOMAS R. HINMAN
SENIOR VICE PRESIDENT AND
GENERAL MANAGER —
DIESEL TECHNOLOGIES

CLARK S. KINLIN
GENERAL MANAGER —
GREATER CHINA

MARK W. LAUROESCH
VICE PRESIDENT AND GENERAL
INTELLECTUAL PROPERTY COUNSEL

JOHN P. MACMAHON
SENIOR VICE PRESIDENT — GLOBAL
COMPENSATION AND BENEFITS

JEAN-PIERRE MAZEAU
VICE PRESIDENT — SCIENCE AND
TECHNOLOGY AND DIRECTOR
CORPORATE PRODUCT AND
PROCESS DEVELOPMENT

DONALD A. MCCABE JR.
SENIOR VICE PRESIDENT —
MANUFACTURING AND
PERFORMANCE EXCELLENCE

E. MARIE MCKEE
SENIOR VICE PRESIDENT —
CORNING INCORPORATED

LAWRENCE D. MCRAE
SENIOR VICE PRESIDENT —
CORPORATE DEVELOPMENT

DAVID L. MORSE
SENIOR VICE PRESIDENT —
SCIENCE & TECHNOLOGY
CORPORATE RESEARCH

ERIC S. MUSSER
VICE PRESIDENT AND
GENERAL MANAGER —
CORNING OPTICAL FIBER

MARK A. NEWHOUSE
SENIOR VICE PRESIDENT —
STRATEGIC GROWTH

TIMOTHY J. REGAN
SENIOR VICE PRESIDENT —
GOVERNMENT AFFAIRS

JAMES R. STEINER
SENIOR VICE PRESIDENT
AND GENERAL MANAGER —
SPECIALTY MATERIALS

2006 BOARD COMMITTEES

(1) AUDIT; (2) COMPENSATION; (3) CORPORATE RELATIONS; (4) FINANCE; (5) NOMINATING AND CORPORATE GOVERNANCE; (6) PENSION; (7) EXECUTIVE

Corning Incorporated
One Riverfront Plaza
Corning, NY 14831-0001
U.S.A.

www.corning.com

CORNING

END

 Printed in USA PT# 02AR34006EN